As confidentially submitted to the Securities and Exchange Commission on November 19, 2018

This draft registration statement has not been publicly filed with the

Securities and Exchange Commission and all information herein remains strictly confidential.

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM F-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

AFRICA INTERNET HOLDING GMBH1

(Exact Name of Registrant as Specified in Its Charter)

The Federal Republic of Germany	5961	N/A
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(IRS Employer Identification Number)

Charlottenstraße 4

10969 Berlin, Germany

+49 (30) 398 20 34 51

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Puglisi & Associates

850 Library Avenue, Suite 204

Newark, Delaware 19711

+1 (302) 738 6680

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies of all communications, including communications

sent to agent for service, should be sent to:

Krystian M. Czerniecki Sullivan & Cromwell LLP Neue Mainzer Straße 52 60311 Frankfurt, Germany +49 (69) 4272 5200	Oliver Seiler David C. Boles Latham & Watkins (London) LLP 99 Bishopsgate London EC2M 3XF United Kingdom +44 (20) 7710 1000

Approximate date of commencement of proposed sale to the public: As soon as practicable after this registration statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, please check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933.

Emerging growth company.  ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 7(a)(2)(B) of the Securities Act.  ☐

†	The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered(1)	Proposed Maximum Aggregate Offering Price(2)(3)	Amount of Registration Fee
Ordinary Shares, no par value	$	$

(1)

American depositary shares (“ADSs”), evidenced by American depositary receipts issuable upon deposit of the ordinary shares registered hereby will be registered under a separate registration statement on Form F-6. Each ADS represents              ordinary shares.

(2)	Includes additional shares, represented by ADSs that the underwriters have the option to purchase.
(3)	Estimated solely for the purpose of determining the amount of registration fee in accordance with Rule 457(o) under the Securities Act of 1933, as amended.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the U.S. Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

1

Africa Internet Holding GmbH, the registrant whose name appears on the cover page of this registration statement, is a limited liability company (Gesellschaft mit beschränkter Haftung) under German law. Prior to the consummation of this offering, Africa Internet Holding GmbH will be converted into a German stock corporation (Aktiengesellschaft) and change its corporate name from Africa Internet Holding GmbH to Jumia Group AG. Upon this change, the historical consolidated financial statements of Africa Internet Holding GmbH included in this registration statement will become the historical consolidated financial statements of Jumia Group AG. Unless otherwise indicated or the context otherwise requires, all information in this prospectus is presented as giving effect to this conversion.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and we are not soliciting offers to buy these securities in any jurisdiction where the offer or sale is not permitted.

PROSPECTUS (Subject to Completion)

Issued                 , 2019

             American Depositary Shares

Representing              Ordinary Shares

Jumia is offering              ADSs. This is our initial public offering, and no public market currently exists for our ordinary shares or ADSs. We anticipate that the initial public offering price of the ADSs will be between $             and $             per ADS.

We intend to apply to list our ADSs on                  under the symbol “JMIA.”

We are both an “emerging growth company” and a “foreign private issuer” as defined under the U.S. federal securities laws and, as such, may elect to comply with certain reduced public company reporting requirements for this and future filings. See “Prospectus Summary—Implications of Being an Emerging Growth Company” and “Prospectus Summary—Implications of Being a Foreign Private Issuer.”

Investing in our ADSs involves risks. See “Risk Factors” beginning on page 16.

PRICE $             PER ADS

	Price to Public	Underwriting Discounts and Commissions(1)	Proceeds to Jumia Group AG
Per ADS	$	$	$
Total	$	$	$

(1)	See “Underwriters” for a description of the compensation payable to the underwriters.

To the extent that the underwriters sell more than              ADSs, the underwriters have the option to purchase up to an additional              ADSs from us at the initial public offering price, less the underwriting discount.

The Securities and Exchange Commission and state securities regulators have not approved or disapproved of these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the ADSs to purchasers on                 , 2019.

MORGAN STANLEY	CITIGROUP	BERENBERG

                , 2019

We have unique local expertise and execution to help businesses connect with the fast growing African population

SELLERS
BRANDS
LOCAL SELLERS
CROSS-BORDER SELLERS
JUMIA
CONSUMERS
1.2 BN PEOPLE[1]
453MM INTERNET USERS[2]
$4.0 TN SPENDING[3]
Localized Seller Center Interface
Access to a Large and Growing Consumer Base
Integration with Jumia Logistics
Seller Financial Services
Unique Data
Brand Building
JUMIA LOGISTICS
JUMIA Marketplace
JUMIA PAY
Selection, Price and Convenience
Local Language
Local Currency
Product Quality and Consumer Protection
Local, Secure and Payments
Fast and Reliable Delivery

1. According to the IMF as of 2017
2. According to Internet World Stats as of 2017
3. According to McKinsey Global Institute, household, consumer and B2B spending data as of 2015

For investors outside of the United States of America (“United States” or “U.S.”): Neither we nor the underwriters have done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction, other than the United States, where action for that purpose is required. Persons outside of the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of our ADSs and the distribution of this prospectus outside of the United States.

Neither we nor the underwriters have authorized anyone to provide you with any information or to make any representations other than those contained in this prospectus or in any free writing prospectuses we have prepared, and neither we nor the underwriters take responsibility for, and can provide no assurance as to the reliability of, any other information others may give you. We and the underwriters are not making an offer to sell, or seeking offers to buy, these securities in any jurisdiction where the offer or sale is not permitted. You should not assume that the information contained in this prospectus is accurate as of any date other than its date, regardless of the time of delivery of this prospectus or of any sale of the ADSs.

i

ABOUT THIS PROSPECTUS

We have historically conducted our business through Africa Internet Holding GmbH and its subsidiaries, and therefore our historical consolidated financial statements present the results of operations of Africa Internet Holding GmbH. Prior to the consummation of this offering, Africa Internet Holding GmbH will be converted into Jumia Group AG. Following this conversion, our financial statements will present the results of operations of Jumia Group AG and its consolidated subsidiaries. Jumia Group AG’s financial statements will be the same as Africa Internet Holding GmbH’s financial statements prior to this offering. Except where the context otherwise requires or where otherwise indicated, the terms “Jumia,” the “Company,” “we,” “us,” “our,” “our company” and “our business” refer, prior to Africa Internet Holding GmbH and, after change in legal form, to Jumia Group AG, in each case together with its consolidated subsidiaries as a consolidated entity.

The terms “dollar,” “USD” or “$” refer to U.S. dollars, and the terms “€” or “euro” refer to the currency introduced at the start of the third stage of European economic and monetary union pursuant to the treaty establishing the European Community, as amended.

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

Unless otherwise indicated, the consolidated financial statements and related notes included in this prospectus have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IASB”), which differ in certain significant respects from U.S. generally accepted accounting principles (“U.S. GAAP”). Financial information in thousands or millions, and percentage figures in this prospectus have been rounded. Rounded total and sub-total figures in tables in this prospectus may differ marginally from unrounded figures indicated elsewhere in this prospectus or in the consolidated financial statements. Moreover, rounded individual figures and percentages may not produce the exact arithmetic totals and sub-totals indicated elsewhere in this prospectus.

Key Terms and Performance Indicators Used in this Prospectus

Throughout this prospectus, we use a number of key terms and provide a number of key performance indicators used by management. These key performance indicators are discussed in more detail in the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Performance Indicators.” We define these terms as follows:

Active Consumers means unique consumers who placed an order on our marketplace within the last 12-month period, irrespective of cancellations or returns.

Active Sellers means unique sellers with at least one valid order in a particular month.

Gross Merchandise Value (“GMV”) corresponds to the total value of orders including shipping fees, value-added tax, and before deductions of any discounts or vouchers, irrespective of cancellations or returns.

Adjusted EBITDA corresponds to loss for the year, adjusted for income tax expense, finance income, finance costs, depreciation and amortization and share-based payment expense. Adjusted EBITDA provides a basis for comparison of our business operations between current, past and future periods by excluding items that we do not believe are indicative of our core operating performance. Adjusted EBITDA, a non-IFRS measure, may not be comparable to other similarly titled measures of other companies.

ii

MARKET AND INDUSTRY DATA

We obtained the industry, market and competitive position data in this prospectus from our own internal estimates, surveys, and research as well as from publicly available information, industry and general publications and research, surveys and studies conducted by third parties, including, but not limited to, the International Monetary Fund (“IMF”), Euromonitor International Limited (“Euromonitor”), the African Development Bank, the World Bank, the Central Intelligence Agency (“CIA”), GSMA, Ovum, the Alliance for Affordable Internet, IDC, the United Nations, and the United Nations Economic Commission for Africa. None of the independent industry publications used in this prospectus were prepared on our behalf.

Industry publications, research, surveys, studies and forecasts generally state that the information they contain has been obtained from sources believed to be reliable, but that the accuracy and completeness of such information is not guaranteed. Forecasts and other forward-looking information obtained from these sources are subject to the same qualifications and uncertainties as the other forward-looking statements in this prospectus. These forecasts and forward-looking information are subject to uncertainty and risk due to a variety of factors, including those described under “Risk Factors.” These and other factors could cause results to differ materially from those expressed in our forecasts or estimates or those of independent third parties.

Information sourced to independent industry research carried out by Euromonitor as part of its annual Passport research, the Retailing 2018 edition, B2C sales in RSP exclude VAT for 2017 data. Note that Senegal and Rwanda are modelled countries and are excluded from Euromonitor’s research coverage. Euromonitor makes no warranties about the fitness of this intelligence for investment decisions.

TRADEMARKS, SERVICE MARKS AND TRADENAMES

We have proprietary rights to trademarks used in this prospectus that are important to our business, many of which are registered under applicable intellectual property laws. Solely for convenience, the trademarks, service marks, logos and trade names referred to in this prospectus are without the ® and ™ symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights or the rights of the applicable licensors to these trademarks, service marks and trade names.

This prospectus contains additional trademarks, service marks and trade names of others, which are the property of their respective owners. All trademarks, service marks and trade names appearing in this prospectus are, to our knowledge, the property of their respective owners. We do not intend our use or display of other companies’ trademarks, service marks, copyrights or trade names to imply a relationship with, or endorsement or sponsorship of us by, any other companies.

iii

PROSPECTUS SUMMARY

This summary highlights information contained in more detail elsewhere in this prospectus. This summary may not contain all the information that may be important to you, and we urge you to read this entire prospectus carefully, including the “Risk Factors,” “Business” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections and our historical consolidated audited financial statements, including the notes thereto, included elsewhere in this prospectus, before deciding to invest in our ADSs.

Jumia

Our Mission

Our mission is to improve the quality of everyday life in Africa by leveraging technology to deliver innovative, convenient and affordable online services to consumers, while helping businesses grow as they use our platform to reach and serve consumers.

Overview

Jumia is the leading pan-African e-commerce platform. Our platform consists of our marketplace, which connects sellers with consumers, our logistics service, which enables the shipment and delivery of packages from sellers to consumers, and our payment service, which facilitates transactions among participants active on our platform in selected markets.

We are active in six regions in Africa, which consist of 14 countries that together accounted for 72% of Africa’s GDP of €2 trillion, and 74% of African consumer expenditure of €1.4 trillion in 2017, according to the IMF and Euromonitor, respectively. Though still nascent, we believe that e-commerce in Africa is well positioned to grow. In 2017, less than 1% of retail sales for countries measured in our footprint in Africa were conducted online, compared to over 20% in China, according to Euromonitor.

We intend to benefit from the expected growth of e-commerce in Africa through the investments that we have made and the extensive local expertise that we have developed since our founding in 2012. Through our operations, we have developed a deep understanding of the economic, technical, geographic and cultural complexities that are unique to Africa, and which vary from country to country. We believe that our deep understanding has enabled us to create solutions that address the needs and preferences of our sellers and consumers in the most comprehensive and efficient way. We possess extensive local knowledge of the logistics and payment landscapes in the markets in which we operate, which we consider to be a key component of the success of our company. In addition, we take full advantage of the mobile-centric aspects of the African market by having adopted a “mobile-first” approach in our product development and marketing efforts, which allows us to maximize the audience for our goods and services, increase engagement and conversion and reduce our consumer acquisition costs.

On our marketplace, a large and diverse group of sellers offer goods in a wide range of categories, such as fashion and apparel, smartphones, home and living, consumer packaged goods, beauty and perfumes and other electronics. We also provide consumers with easy access to a number of services, such as restaurant food delivery, hotel and flight booking, classified advertising, airtime recharge and “instant delivery.” On our platform, we had 41 thousand Active Sellers in December 2017 and a total of 2.7 million Active Consumers as of December 31, 2017. We believe that the number and quality of sellers on our marketplace, and the breadth of their respective offerings, attract more consumers to our platform, increasing traffic and orders, which in turn attracts even more sellers to Jumia, creating powerful network effects. Our marketplace operates with limited inventory risk, as the goods sold by sellers via our marketplace are predominantly sold by third-party sellers, meaning the cost of inventory remains with the seller. In 2017, approximately 90% of the items sold on our marketplace were offered by third-party sellers, while we sold the remaining 10% of items directly in order to enhance consumer experience in key categories and regions.

Our logistics service, Jumia Logistics, facilitates the delivery of goods in a convenient and reliable way. It consists of a large network of leased warehouses, pick up stations for consumers and drop off locations for sellers and more than 100 local third-party logistics service providers, whom we integrate and manage through our proprietary technology, data and processes. In certain cities, where we believe it is beneficial to enhance our logistics service, we also operate our own last-mile fleet. In 2017, Jumia Logistics handled 8 million packages, and over 90% of our deliveries in 2017 were made by fully integrated partners using our technology and processes.

Traditionally, consumers across Africa rely on cash to transact. We have designed our payment service, Jumia Pay, to facilitate online transactions between participants on our platform, with the intention of integrating additional financial services in the future. We introduced Jumia Pay in four markets, including Nigeria in 2016 and Egypt in 2018, through agreements with locally licensed sponsoring banks. Jumia Pay has been adopted rapidly by consumers. In the third quarter of 2018, 48% of orders placed on our platform in Nigeria and Egypt were completed using Jumia Pay. Our payment service app, Jumia One, also allows consumers to complete online payments, such as airtime recharge or utility payments, and provides our sellers with access to attractive financing solutions offered by our financial partners. As of the date of this prospectus, we do not monetize our payment services. In the future, we may decide to do so, including by opening up our payment services to third parties.

Our operations benefit from centralized decision-making and a uniform technology platform coupled with coordinated local presence. Our unified, scalable technology platform has been developed by our technology and data team, which is predominantly located in Portugal. This technology platform covers all relevant aspects of our operations, from data management, business intelligence, traffic optimization and consumer engagement to infrastructure, logistics and payments. We constantly collect and analyze data to help us optimize our operations, make our consumer experience more personal and relevant, and enable us, our sellers and our logistics partners to make informed real-time decisions. Our local teams in each of our countries of operations have access to, and benefit from, the centralized data collection and analytics and are empowered to use the insights gained from our platform in order to take action locally.

Our business has grown substantially. As of December 31, 2018, we had              million Active Consumers, up from 2.7 million Active Consumers as of December 31, 2017. Our GMV was €             million in 2018, up from €507.0 million in 2017. GMV is the primary driver of our revenue. For sales by third-party sellers, we retain commissions based on the value of goods and services that such third parties sell to consumers via our marketplace, net of cancellations and returns. From time to time, we may directly offer and sell goods in selected categories where we see unmet demand or the need to better control the consumer experience. On these first-party sales, we record the full sales price net of returns as revenue and earn a gross margin equal to the difference between the sales price and cost of goods sold. Our revenue was €             million in 2018, up from €94.0 million in 2017.

Our Market Opportunity

Attractive Fundamentals

Africa represents a large and growing consumer market that is positioned for growth, driven by the following key macroeconomic facts and trends:

•

Economic development: Spurred by strong global macroeconomic trends, Africa’s GDP is expected to grow by 6.0% in 2019 and at a 5.9% compound annual growth rate from 2018 to 2023, compared to 3.5% for major advanced economies (G7) and 5.6% globally, according to the IMF on a purchasing power parity basis. Aggregate private consumption in Africa grew at an average of 3.7% per annum from 2010 to 2016, and in 2010, 355 million people, or 34% of the population, were considered “middle class” according to the African Development Bank. By 2060 that number is expected to grow to 1.1 billion people or 42% of the population, representing an average annual growth of approximately 15 million people, according to the same source.

•

Infrastructure investments: Investments in infrastructure, which totaled over $62.5 billion in 2016, are key to this growth and led by both strong domestic and foreign direct investment, according to the African Development Bank.

•

Large, fast-growing and young population: While Africa comprised approximately 16% of the world’s population in 2017, approximately half of the world’s population growth between 2015 and 2050 is projected to be driven by Africa, according to the United Nations World Population Prospects Report from 2018. For example, Nigeria is projected to become the third most populated country in the world by 2050, after India and China, according to the same source. The average age across the continent was 19.4 years in 2015, more than ten years younger than the global average of 30.4 in 2017, according to the United Nations and the CIA World Factbook, respectively. We believe that this younger generation, born into an “online” world, is increasingly seeking access to a wider choice of food, consumer goods and entertainment options as it becomes increasingly connected to, and aware of, global consumer trends.

•

Increasing urbanization: Urban centers play a critical role in driving economic growth. As of 2018, only 43% of Africans lived in urban centers, compared to 82% in North America and 50% in Asia, according to the United Nations. However, 59% of Africans are expected to be living in urban areas by 2050, indicating an organic and migration-driven growth of over 970 million people to urban centers during that period, according to the same source. Infrastructure investments, which totaled over $62.5 billion in 2016, are key to this growth, and led by both strong domestic and foreign direct investment, according to the African Development Bank.

Increasing Internet Penetration

Africa is rapidly becoming a “connected” market, representing a large opportunity for internet-based businesses. Africa had an estimated 453 million internet users across the continent, 77% of whom lived in the regions in which we operate, as of the end of 2017 according to Internet World Stats, a site of the Miniwatts Marketing Group. Some of the key factors driving this evolution are:

•

Investments in mobile network infrastructure: Africa has emerged as a “mobile-first” market, in which many consumers access the internet for the first time using a mobile device. Investment in global information and communications technology infrastructure in Africa totaled over $1.6 billion in 2016, according to the African Development Bank, and telecommunication operators across the continent are committed to making additional significant investments in cellular network infrastructure in order to meet rising demand.

•

Growing mobile internet penetration: Mobile broadband penetration in Africa, which was 32%, or 399 million subscribers in 2017, is expected to increase to 73% by 2022, according to the market research firm Ovum. This increase represents approximately 600 million new subscribers, bringing the total number of Africans with 3G or 4G connections to over 1 billion, according to the same source.

•

Increasing smartphone adoption: Smartphone penetration as a percentage of the total mobile connections in Africa (40% in 2017) is expected by Ovum to increase to 77% by 2022. The growth in smartphone adoption is driven by decreasing average selling prices and the availability of lower cost data plans, according to the Alliance for Affordable Internet and IDC, respectively. We believe that smartphones, with larger screens, more intuitive user interfaces and wider availability of apps are a strong driver of mobile e-commerce adoption.

Evolving Shopping Trends from Offline to Online

As Africa becomes more affluent and “connected,” we believe that African consumers will increasingly become aware of online shopping. Moreover, organized retail is underdeveloped across most of the continent, making the distribution of goods less efficient than in other regions in the world. Against this backdrop, we believe that e-commerce is an attractive alternative to the lack of organized retail outlets. Across Africa, there are an estimated 17 million small and medium enterprises (“SMEs”) and merchants, demonstrating a large commerce market, accordingly to the World Bank Group Finances. We believe that the expansion and success of e-commerce solutions across Africa will be driven by the following factors:

•	Increasing consumer awareness and trust: Educating African consumers about the benefits of online shopping will be a key factor driving consumer adoption.

•

Availability and quality of logistics infrastructure: Many Africans live in rural settings that lack clear addresses and are often far from the nearest warehouse or distribution center. As urbanization takes hold and infrastructure continues to improve across Africa, we expect increasing availability of reliable, high-quality and cost-effective delivery solutions that will be key enablers to contribute to the rise of e-commerce in Africa.

•

Consumer adoption of mobile and digital payments: Electronic payments in the form of mobile phone-based solutions, credit card, debit card or other similar methods are already an important form of payment in Africa. As of December 2016, there were 277 million mobile money accounts in Sub-Saharan Africa alone, more than those with a bank account, according to data from GSMA and the African Development Bank, respectively. Mobile payment enables these consumers to participate in the formal economy while enabling electronic payment of e-commerce orders, driving higher order fulfillment vs. cash transactions, thus increasing the overall efficiency of e-commerce.

Our Value Proposition

Our Value Proposition to Sellers

•

Access to a large and growing consumer base: We believe that our brand has become synonymous with online and mobile shopping in our markets, and we have built a logistics service that provides sellers with access to consumers across a wide delivery footprint. As a result, through our platform, local sellers can efficiently reach consumers across a particular country, and international sellers can efficiently reach a large number of consumers across most major markets in Africa.

•

Unique data: We provide our sellers with data and analytics, helping them to more effectively tailor and customize their offerings and marketing efforts and improve their pricing and inventory management processes, leading to increased sales.

•

Brand building: Many sellers have successfully built their own brand awareness and run brand promotions on our marketplace, embracing our platform as a way to distinguish their own brand identities and build their own brand awareness. Association with Jumia is an additional validating point for sellers and their brands.

•	Infrastructure support: Sellers rely on our platform for a range of essential support services to operate their businesses.

•	Financial services: Through our lending services, our sellers have access to attractive financing solutions they can use to expand their businesses.

Our Value Proposition to Consumers

•

Integrated ecosystem: Our marketplace offers consumers a broad selection of goods and services that address their everyday needs. They can purchase goods, order food delivery, book hotels or airline tickets, pay their utility bills, recharge their mobile plans, find a new job or sell an old car.

•

Selection, price and convenience: We believe that our platform is the largest e-commerce marketplace in Africa. With a total of 41 thousand Active Sellers in December 2017 and over 6.1 million product listings on our marketplace as of December 31, 2017, consumers have access to goods from a wide range of categories. Our marketplace includes high volume items as well as more niche, tailored and personalized goods that are often only available to consumers through our platform in the markets in which we operate. The large number of sellers on our marketplace, and the pricing transparency that is inherent to our platform, lead to competition among our sellers and attractive prices for our consumers.

•

Product quality and consumer protection: In order to provide a quality experience, we have implemented standards that encourage our sellers to make quality their priority, have established a sophisticated seller scoring program which rewards sellers that consistently offer high quality goods and that are responsive to consumer needs, and we have a policy to delist sellers who violate our defined standards and rules.

•

Secure and convenient payments: We have developed tools and processes to enable consumers who prefer not to use cashless payment to pay in cash on delivery for most transactions. We have also developed our own payment service, Jumia Pay, in order to offer our consumers a safe, fast and easy payment solution, whether they shop using a desktop computer or a mobile device. Jumia Pay is currently available in four markets.

•

Reliable and timely delivery: We have developed an integrated logistics service, Jumia Logistics, enabling us to fulfill and deliver orders even outside main urban centers in a timely and reliable manner.

Our Strengths

We believe that the following competitive strengths have contributed to our success and position us well for future growth.

Strengths Related to Our Competitive Position

Pan-African leader. We believe that we are the only e-commerce business successfully operating across multiple regions in Africa. Our reach and capabilities position us as the preferred partner in Africa for sellers, from individuals to large global brands, and as the preferred shopping destination for consumers.

Deep local expertise. Africa has unique economic, technical, geographic and cultural complexities that must be overcome in order to build a successful business. We operate exclusively in Africa and have invested significant resources to innovate and tailor our platform to reflect local market characteristics since our founding in 2012. We have developed a deep understanding of the needs and preferences of our sellers and consumers, and we possess extensive local knowledge of the logistics and payment landscapes in the markets in which we operate.

Trusted brand. Trust is critical in Africa, where people traditionally rely on face-to-face interaction. We believe that our targeted marketing efforts and consistent focus on delivering a high-quality seller and consumer experience have helped us to build a strong reputation and create a leading brand that consumers recognize and trust. Our brand is well known by consumers and sellers and among the most recognizable in our regions of operation.

Integrated ecosystem driving consumer engagement. We have built an integrated consumer ecosystem around our marketplace, which allows us to maximize the lifetime value of our consumers by offering a broad selection of goods and services that address their everyday needs. This integrated ecosystem approach, combined with delivering all our goods and services under our recognized brands, allows us to have multiple touch points with our consumers, which leads to increased consumer engagement and time spent on our platform and higher consumer acquisition and engagement efficiency.

Leading seller platform that fuels powerful network effects. From large international brands to smaller local sellers, we are the go-to partner for e-commerce transactions in Africa. We provide sellers with a wide variety of services, including integration to our platform, content production, pricing, sales and marketing services, payments, logistics and seller support. These services help our sellers to market, sell and deliver goods to consumers across Africa.

Powerful data insights. Our advanced technology platform enables us to collect significant amounts of data that in turn drives our proprietary algorithms, unlocking new capabilities and generating incremental value for our platform. Our data management system helps us run our business more efficiently and enables our sellers, consumers and partners to maximize the value of our platform.

Strengths Related to Our Business Model

Proven and efficient business model. We operate a marketplace that has proven successful in many non-African markets. Our operations center predominantly around our e-commerce marketplace. We typically hold minimal inventory.

Scalable, asset-light logistics. We believe that Jumia Logistics is the leading e-commerce fulfillment and express delivery service in Africa. It seamlessly integrated more than 100 logistics partners across Africa as of December 31, 2017, offering sellers on our marketplace the benefits of a distributed and scalable logistics service and consumers more rapid access to the goods that they desire. Jumia Logistics is technology and data-centric and asset-light.

Efficient, centralized operational footprint. We centrally manage our operations, allowing for efficient decision making and planning. Our global technology center in Porto, Portugal, provides the centralized, unified technology backbone for our operations in our six regions.

Proprietary technology infrastructure. We have built a highly reliable and scalable technology infrastructure that can handle large transaction volumes generated on our platform, and we continue to invest in technology to support the strong growth of our business and the ongoing evolution of our services. We believe that our comprehensive platform supports our ability to handle significant increases in traffic and the number of consumers, sellers and orders throughout the Jumia ecosystem.

“Mobile-first” approach in a mobile-centric market. Our “mobile-first” approach to product development and marketing allows us to maximize the audience for our goods and services, drive up engagement and convergence and reduce our consumer acquisition costs. We believe that we have developed a deep understanding of the shopping habits of mobile consumers in Africa and deliver the mobile experience to our consumers through three types of mobile technologies: native applications, progressive web applications and light browsers.

Founder-led management team. Our management team is led by our original founders, which gives us an outstanding combination of stability and a strong entrepreneurial corporate culture. Our corporate culture is central to our success and is based on core values shared by everyone at Jumia.

Our Growth Strategies

The key elements of our growth strategy include:

Continue to grow our business and leadership position across our current markets. We intend to leverage our e-commerce platform to continue to increase our consumer base in each of the markets in which we operate in order to continue growing our business. Favorable trends in our markets and a growing awareness of the Jumia brand, position us to unlock this potential and to increase the volume of transactions conducted on our platform.

Drive consumer adoption and usage of our marketplace through increased selection and consumer education. We will continue to focus on selection and convenience, critical drivers of consumer adoption and continuing loyalty in e-commerce, in order to further improve the attractiveness of our marketplace to consumers. Additionally, by delivering the best online shopping experience and educating African consumers through targeted educational marketing campaigns, we intend to increase the number of consumers regularly transacting on our marketplace.

Continue to increase number of sellers and seller engagement while increasing the monetization of our services. We intend to continue to invest in our seller platform, educate sellers on how to best leverage their online presence, improve the quality and usage of the data and marketing tools used by sellers and expand our seller financing program in order to continue to attract more sellers to our marketplace, assist these sellers in growing their businesses and encourage them to increase their assortments and decrease the prices of the goods that they sell. We also intend to increase the adoption of our seller services, such as marketing, data and business support services, leading to higher monetization.

Further develop Jumia Logistics in order to better serve consumers and drive economies of scale. We intend to use various strategies to increase the reliability of deliveries and shorten delivery times in order to increase convenience and ease of use of our marketplace and drive consumer loyalty. Increased economies of scale will enable us to reduce the delivery fees that we currently pass on to consumers and sellers. We also intend to expand Jumia Logistics to serve external consumers.

Increase the consumer adoption of Jumia Pay. We plan to increase the consumer adoption of Jumia Pay by making it available in more markets and leveraging the high level of trust that our consumers have for Jumia. We also aim to use Jumia Pay as the cornerstone of our wider financial services platform that will be capable of providing consumers with a wide variety of investment, financing and insurance options from third-party financial institutions.

Build for the long term. Our current focus is on maintaining a leading position across existing product categories, services and markets while continuing to scale our business in order to improve our margins and reach profitability. However, we believe that attractive opportunities exist beyond our current areas of operations, such as expansion to new product categories, services and adjacent geographies, in some of which we have already started building our brand through expense-light classifieds websites that may provide us with additional avenues of growth in the future.

Selected Risks Associated with our Business, Operations and Financial Position

Our business is subject to numerous risks, as more fully described in the section entitled “Risk Factors.” You should read these risks before you invest in the ADSs. We may be unable, for many reasons, including those that are beyond our control, to implement our business strategy. In particular, risks associated with our business include, but are not limited to, the following:

•	we have incurred significant losses since inception and there is no guarantee that we will achieve or sustain profitability in the future;

•	we rely on external financing and may not be able to raise necessary additional capital on economically acceptable terms or at all;

•	our markets pose significant operational challenges that require us to expend substantial financial resources;

•	our business may be materially and adversely affected by an economic slowdown in any region of Africa;

•	uncertainties with respect to the legal system in certain African markets could adversely affect us;

•	our business model depends on the continued growth of e-commerce in the markets in which we currently operate;

•	we face competition, which may intensify;

•

we may not be able to maintain our existing partnerships, strategic alliances or other business relationships or enter into new ones. We may have limited control over such relationships, and these relationships may not provide the anticipated benefits;

•	we may be unable to maintain and expand our relationships with sellers or to find additional sellers for our marketplace;

•	we may fail to maintain or grow the size of our consumer base or the level of engagement of our consumers;

•	we face challenges with failed deliveries, excessive returns, late collections, unrecoverable receivables and voucher abuse, which may materially and adversely affect our business and prospects;

•	we depend on third-party carriers as part of our fulfillment process;

•	our payment service could fail to function properly, and we may not be able to expand or integrate our payment service into other online portals;

•	any failure to maintain, protect and enhance our reputation and brand may adversely affect our business;

•	we may fail to operate, maintain, integrate and upgrade our technology infrastructure, or to adopt and apply technological advances;

•	we may experience malfunctions or disruptions of our technology systems;

•	we may experience security breaches and disruptions due to hacking, viruses, fraud, malicious attacks and other circumstances;

•	we conduct a substantial amount of our business in foreign currencies, which heightens our exposure to the risk of exchange rate fluctuations; and

•	required licenses, permits or approvals may be difficult to obtain in the countries in which we currently operate, and once obtained may be amended or revoked arbitrarily or may not be renewed.

Corporate History

We have historically conducted our business through Africa Internet Holding GmbH, incorporated on June 26, 2012 as a limited liability company (Gesellschaft mit beschränkter Haftung) under German law. Prior to the consummation of this offering, we intend to convert into a stock corporation (Aktiengesellschaft) under German law, and our legal name will be Jumia Group AG. The legal effect of the conversion on Africa Internet Holding GmbH under German law will be limited to the change in the legal form. Africa Internet Holding GmbH will neither be dissolved nor wound up, but will continue its existence as the same legal entity with a new legal form. As of the moment of conversion, it will be renamed Jumia Group AG. Upon this change, the historical consolidated financial statements of Africa Internet Holding GmbH included in this registration statement will become the historical consolidated financial statements of Jumia Group AG.

Corporate Information

Our principal executive offices are located at Charlottenstraße 4, 10969 Berlin, Federal Republic of Germany (“Germany”). Our telephone number is +49 (30) 398 20 34 51. Our website address is www.group.jumia.com/. The information contained on, or that can be accessed through, our website is not incorporated by reference into this prospectus, and you should not consider any information contained on, or that can be accessed through, our website as part of this prospectus or in deciding whether to purchase our ADSs.

Enforcement of Civil Liabilities

Prior to the completion of this offering, we will convert into a stock corporation (Aktiengesellschaft) organized under the laws of the Federal Republic of Germany. Our registered offices and most of our assets are located outside of the United States. In addition, all of the members of our management board,              out of              supervisory board members, and the experts named herein are residents of jurisdictions other than the United States. As a result, it may not be possible for you to effect service of process within the United States upon these individuals or upon us or to enforce judgments obtained in U.S. courts based on the civil liability provisions of the U.S. securities laws against us in the United States.

Awards of punitive damages in actions brought in the United States or elsewhere are generally not enforceable in Germany. In addition, actions brought in a German court against us or the members of our management board and supervisory board, and the experts named herein to enforce liabilities based on U.S. federal securities laws may be subject to certain restrictions, in particular, German courts generally do not award punitive damages. For these and other reasons, it may be difficult for a U.S. investor to bring an original action in a German court predicated upon the civil liability provisions of the U.S. federal securities laws against us, the members of our management board, supervisory board and the experts named in this prospectus. Even if a judgment against our company, members of our management board, supervisory board, or the experts named in this prospectus based on the civil liability provisions of the U.S. federal securities laws is obtained, a U.S. investor may not be able to enforce it in U.S. or German courts. See “Enforcement of Civil Liabilities.”

Implications of Being an Emerging Growth Company

We qualify as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). An emerging growth company may take advantage of specified reduced reporting and is exempt from other burdens that are otherwise applicable generally to public companies. These provisions include:

•	the ability to include only two years of audited financial statements and only two years of related Management’s Discussion and Analysis of Financial Condition and Results of Operations disclosure;

•

an exemption from the auditor attestation requirement in the assessment of our internal control over financial reporting pursuant to the Sarbanes-Oxley Act of 2002, as amended (the “Sarbanes-Oxley Act”);

•

to the extent that we no longer qualify as a foreign private issuer (1) reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and (2) exemptions from the requirements of holding a non-binding advisory vote on executive compensation, including golden parachute compensation; and

•

an exemption from compliance with the requirement that the Public Company Accounting Oversight Board has adopted regarding a supplement to the auditor’s report providing additional information, called “critical accounting matters,” about the audit and the financial statements.

We may take advantage of these provisions for up to five years following the completion of this offering or such earlier time that we are no longer an emerging growth company. We would cease to be an emerging growth company if we have more than $1.07 billion in annual revenue, have more than $700 million in market capitalization of our shares held by non-affiliates, or issue more than $1.0 billion of non-convertible debt over a three-year period. We may choose to take advantage of some but not all of these reduced burdens. For example, Section 107 of the JOBS Act provides that an emerging growth company that uses U.S. GAAP for financial reporting can use the extended transition period provided in Section 7(a)(2)(B) of the Securities Act of 1933, as amended (the “Securities Act”), for complying with new or revised accounting standards. Given that we currently report and expect to continue to report under International Financial Reporting Standards as issued by the IASB (“IFRS”), we are not afforded this extended transition period and, as a result, we will adopt new or revised accounting standards on the relevant dates on which adoption of such standards is required by the IASB. We have taken advantage of reduced reporting requirements in this prospectus. Accordingly, the information contained herein may be different than the information you receive from other public companies in which you hold equity securities.

Implications of Being a Foreign Private Issuer

Upon consummation of this offering, we will report under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), as a non-U.S. company with foreign private issuer status. Even after we no longer qualify as an emerging growth company, as long as we qualify as a foreign private issuer under the Exchange Act, we will be exempt from certain provisions of the Exchange Act that are applicable to U.S. domestic public companies, including:

•	the rules under the Exchange Act requiring domestic filers to issue financial statements prepared under U.S. GAAP;

•	the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act;

•

the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and

•

the rules under the Exchange Act requiring the filing with the Securities and Exchange Commission (the “SEC”) of quarterly reports on Form 10-Q, containing unaudited financial and other specified information, and current reports on Form 8-K, upon the occurrence of specified significant events.

We will file with the SEC, within four months after the end of each fiscal year, or such applicable time as required by the SEC, an annual report on Form 20-F containing financial statements audited by an independent registered public accounting firm.

We may take advantage of these exemptions until such time as we are no longer a foreign private issuer. We would cease to be a foreign private issuer at such time as more than 50% of our outstanding voting securities are held by U.S. residents and any of the following three circumstances applies (i) the majority of our executive officers or directors are U.S. citizens or residents, (ii) more than 50% of our assets are located in the United States or (iii) our business is administered principally in the United States.

Both foreign private issuers and emerging growth companies are also exempt from certain more extensive executive compensation disclosure rules. Thus, even if we no longer qualify as an emerging growth company but remain a foreign private issuer, we will continue to be exempt from the more extensive compensation disclosure requirements for companies that are neither an emerging growth company nor a foreign private issuer and will continue to be permitted to follow our home country practice on such matters.

THE OFFERING

ADSs offered by us	ADSs, each representing ordinary shares.

Ordinary shares to be outstanding immediately after this offering	ordinary shares ( ordinary shares if the underwriters exercise their option to purchase additional ADSs within 30 days of the date of this prospectus from us in full).

Option to purchase additional ADSs	We have granted the underwriters the option to purchase up to additional ADSs representing ordinary shares, within 30 days of the date of this prospectus.

American Depositary Shares	The underwriters will deliver our ordinary shares in the form of American depositary shares (“ADSs”). Each ADS, which may be evidenced by an American Depositary Receipt (“ADR”), represents an ownership interest in of our ordinary shares.

As an ADS holder, we will not treat you as one of our shareholders. The depositary, , will be the holder of the ordinary shares underlying your ADSs. You will have rights as provided in the deposit agreement. You may surrender your ADSs and withdraw the underlying ordinary shares as provided, and pursuant to, the limitations set forth in, the deposit agreement. The depositary will charge you fees for, among other acts, any such surrender for the purpose of withdrawal. In certain limited instances described in the deposit agreement, we may amend or terminate the deposit agreement without your consent. If you continue to hold your ADSs, you agree to be bound by the terms of the deposit agreement then in effect. To better understand the terms of the ADSs, you should carefully read the “Description of American Depositary Shares” section of this prospectus. You should also read the deposit agreement, which is an exhibit to the registration statement of which this prospectus forms a part.

Depositary

Custodian

Use of proceeds	We estimate that the net proceeds to us from this offering will be approximately $ million, assuming an initial public offering price of $ per ADS, which is the midpoint of the price range set forth on the cover page of this prospectus, after deducting the underwriting discounts and commissions and estimated expenses of the offering that are payable by us.

The principal reasons for this offering are to increase our financial flexibility, increase our public profile and awareness, create a public market for our ADSs and facilitate our future access to public equity markets. We have not quantified or allocated any specific portion or range of the net proceeds to us for any particular purpose. See “Use of Proceeds.”

Dividend policy	We have not paid any dividends on our ordinary shares since our inception, and we currently intend to retain any future earnings to finance the growth and development of our business. Therefore, we do not anticipate that we will declare or pay any cash dividends in the foreseeable future. Except as required by law, any future determination to pay cash dividends will be at the discretion of our management board and supervisory board and will be dependent upon our financial condition, results of operations, capital requirements, and other factors our management board and supervisory board deem relevant. See “Dividend Policy.”

Lock-up agreements	We have agreed with Morgan Stanley & Co. LLC, Citigroup Global Markets Inc. and Berenberg Capital Markets, LLC, as representatives of the several underwriters, subject to certain exceptions, not to offer, sell, or dispose of any of our share capital or securities convertible into or exchangeable or exercisable for any of our share capital during the 180-day period following the date of this prospectus. Members of our management board, supervisory board and the holders of all of our outstanding ordinary shares and share options have agreed to substantially similar 180-day lock-up provisions, subject to certain exceptions. See “Underwriters.”

Listing	We intend to apply to list our ADSs on the under the symbol “JMIA.”

Unless otherwise indicated, all information contained in this prospectus assumes or gives effect to:

•	an initial public offering price of $ per ADS, which is the midpoint of the price range set forth on the cover page of this prospectus;

•	no exercise by the underwriters of their option to purchase additional ADSs in this offering; and

•

the share capital increase from own resources (Kapitalerhöhung aus Gesellschaftsmitteln) resolved upon by our shareholders’ meeting on             , 2019, as described in “Description of Share Capital and Articles of Association—Changes in Our Share Capital during the Last Three Fiscal Years.”

SUMMARY CONSOLIDATED FINANCIAL AND OPERATING DATA

We have historically conducted our business through Africa Internet Holding GmbH and its subsidiaries, and therefore our historical consolidated financial statements present the results of operations of Africa Internet Holding GmbH. Prior to the consummation of this offering, Africa Internet Holding GmbH will be converted into Jumia Group AG. Following this conversion, our financial statements will present the results of operations of Jumia Group AG and its consolidated subsidiaries. Jumia Group AG’s financial statements will be the same as Africa Internet Holding GmbH’s financial statements prior to this offering.

We present below summary historical consolidated financial data of Africa Internet Holding GmbH. The financial data as of and for the years ended December 31, 2017 and December 31, 2018, have been derived from our audited consolidated financial statements and the related notes, which are included elsewhere in the prospectus and which have been prepared in accordance with IFRS.

The Summary historical consolidated financial data presented below are not necessarily indicative of the financial results expected for any future periods. The summary historical consolidated financial data below do not contain all the information included in our financial statements. You should read this information in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Selected Consolidated Financial and Operating Data” and our consolidated financial statements and related notes, each included elsewhere in this prospectus.

The following tables also contain translations of euro amounts in U.S. dollars for amounts presented as of and for the year ended December 31, 2018. These translations are solely for the convenience of the reader and were calculated at the rate of €1.00 = $            , which equals the noon buying rate of the Federal Reserve Bank of New York on December 31, 2018. You should not assume that, on that or any other date, one could have converted these amounts of euro into U.S. dollars at this exchange rate.

Consolidated Statement of Profit or Loss

	For the year ended December 31,
	2017		2018
	(in millions)
				(unaudited)
Revenue		€94.0	€	$
Cost of revenue		(65.8)

Gross profit		28.2
Fulfillment expense		(34.4)
Sales and advertising expense		(37.9)
Technology and content expense		(20.6)
General and administrative expense(1)		(89.1)
Other operating income		1.3
Other operating expense		(2.2)

Operating loss		(154.7)
Finance income		2.3
Finance costs		(1.5)

Loss before income tax		(153.9)
Income tax expense		(11.5)

Loss for the year		€(165.4)	€	$
Earnings per ADS	€		€	$
Earnings per share(2)	€		€	$

(1)	Includes share-based payment expense of €26.3 million in 2017 and of € million in 2018.
(2)	Information to be provided upon our conversion into a stock corporation (Aktiengesellschaft).

Consolidated Statement of Cash Flows

	For the year ended December 31,
	2017	2018
	(in millions)
			(unaudited)
Net cash flows used in operating activities	€(117.0)	€	$
Net cash flows used in investing activities	(2.6)
Net cash flows from financing activities	121.6
Net (decrease)/increase in cash and cash equivalents	(0.1)
Cash and cash equivalents at the beginning of the year	29.8
Cash and cash equivalents at the end of the year	€29.7	€	$

Selected Other Data(1)

	For the year ended December 31,
	2017	2018
	(unaudited, in millions)
Active Consumers	2.7
GMV	€507.0	€	$
Adjusted EBITDA	€(126.8)	€	$

(1)	See the definitions of key performance indicators in “Management’s Discussion and Analysis of Financial Condition and Results of Operations–Key Performance Indicators.”

We define Adjusted EBITDA as loss for the year adjusted for income tax expense, finance income, finance costs, depreciation and amortization and share-based payment expense.

Adjusted EBITDA is a supplemental non-IFRS measure of our operating performance that is not required by, or presented in accordance with, IFRS. Adjusted EBITDA is not a measurement of our financial performance under IFRS and should not be considered as an alternative to loss for the year, loss before income tax or any other performance measure derived in accordance with IFRS. We caution investors that amounts presented in accordance with our definition of Adjusted EBITDA may not be comparable to similar measures disclosed by other companies, because not all companies and analysts calculate Adjusted EBITDA in the same manner. We present Adjusted EBITDA because we consider it to be an important supplemental measure of our operating performance, and we believe it is frequently used by securities analysts, investors and other interested parties in the evaluation of companies. Management believes that investors’ understanding of our performance is enhanced by including non-IFRS financial measures as a reasonable basis for comparing our ongoing results of operations. By providing this non-IFRS financial measure, together with a reconciliation to the nearest IFRS financial measure, we believe we are enhancing investors’ understanding of our business and our results of operations, as well as assisting investors in evaluating how well we are executing our strategic initiatives.

Management uses Adjusted EBITDA:

•

as a measurement of operating performance because it assists us in comparing our operating performance on a consistent basis, as it removes the impact of items not directly resulting from our core operations;

•	for planning purposes, including the preparation of our internal annual operating budget and financial projections;

•	to evaluate the performance and effectiveness of our strategic initiatives; and

•	to evaluate our capacity to expand our business.

Items excluded from this non-IFRS measure are significant components in understanding and assessing financial performance. Adjusted EBITDA has limitations as an analytical tool and should not be considered in isolation, or as an alternative to, or a substitute for analysis of our results reported in accordance with IFRS, including loss for the year. Some of the limitations are:

•	such measure does not reflect our share-based payments, or income tax expense;

•

although depreciation and amortization are eliminated in the calculation of Adjusted EBITDA, the assets being depreciated and amortized will often have to be replaced in the future and such measures do not reflect any costs for such replacements; and

•	other companies may calculate Adjusted EBITDA differently than we do, limiting its usefulness as a comparative measure.

Due to these limitations, Adjusted EBITDA should not be considered as a measure of discretionary cash available to us to invest in the growth of our business. We compensate for these limitations by relying primarily on our IFRS results and using non-IFRS measures only as supplemental measures.

The following table provides a reconciliation of loss for the year to Adjusted EBITDA for the periods indicated:

	As of December 31,
	2017	2018
	(unaudited unless otherwise indicated, in millions)
Loss for the year(1)	€(165.4)	€	$
Income tax expense(1)	11.5
Finance income(1)	(2.3)
Finance costs(1)	1.5
Depreciation and amortization(1)	1.6
Share-based payment expense(1)	26.3

Adjusted EBITDA	€(126.8)	€	$

(1)	Audited.

Consolidated Statement of Financial Position

	As of December 31,
	2017	2018
	(in millions)
			(unaudited)
Total non-current assets	€5.0	€	$
Total current assets	66.5
Total assets	71.5
Total equity	(12.6)
Total liabilities	€84.1	€	$

RISK FACTORS

An investment in our ADSs involves a high degree of risk. You should carefully consider the risks and uncertainties described below, together with all of the other information in this prospectus, including “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes, before deciding to invest in our ADSs. Additional risks not known to us or that we currently deem immaterial may also impair our business operations. Our business, financial condition or results of operations could be materially and adversely affected by any of these risks. The trading price and value of our ADSs could decline due to any of these risks, and you may lose all or part of your investment.

Risks Related to Our Business, Operations and Financial Position

We have incurred significant losses since inception and there is no guarantee that we will achieve or sustain profitability in the future.

Jumia operates a pan-African e-commerce platform. Our platform consists of our marketplace, which connects businesses with consumers, our logistics service, which enables the shipping and delivery of packages, and our payment service, which facilitates transactions among participants active on our platform. We primarily generate revenue from commissions, where third-party sellers pay us fees based on the goods and services they sell, and from the sale of goods where we act directly as seller. Our revenue is, however, not sufficient to cover our operating expenses. Accordingly, since we were founded in 2012, we have not been profitable on a consolidated basis. We incurred a loss for the year of €165.4 million in 2017 and a loss for the year of €             million in 2018. As of December 31, 2018, we had accumulated losses of €             million.

There is no guarantee that we will generate sufficient revenue to offset the cost of maintaining our platform and maintaining and growing our business. Furthermore, even if we achieve profitability in certain of our more mature markets, where e-commerce is growing rapidly, there is no guarantee that we will be able to break even and achieve profitability in other markets, where e-commerce is struggling. We expect that our operating expenses will continue to increase as we intend to expend substantial financial and other resources on acquiring and retaining sellers and consumers, growing and maintaining our technology infrastructure, sales and marketing and conducting general administrative tasks associated with our business, including expenses related to being a public company. These investments may not result in increased revenue growth. If we cannot successfully generate revenue at a rate that exceeds the costs associated with our business, we will not be able to achieve or sustain profitability or generate positive cash flow on a sustained basis and our revenue growth rate may decline.

If we fail to become and remain profitable, this could have a material adverse effect on our business, financial condition, results of operations and prospects.

We rely on external financing and may not be able to raise necessary additional capital on economically acceptable terms or at all.

Since our inception, we have had negative operating cash flows and have relied on external financing. While we intend to raise significant financial resources through this offering, we may require additional capital to finance our operations and/or growth of our platform in the future. If we are not able to raise the required capital on economically acceptable terms, or at all, or if we fail to project and anticipate our capital needs, we may be forced to limit or scale back our operations, which may adversely affect our growth, business and market share and could ultimately lead to insolvency.

If we choose to raise capital by issuing new shares, our ability to place such shares at attractive prices, or at all, depends on the condition of equity capital markets in general, the performance of our business and the price of our ADSs in particular, and the price of our ADSs may be subject to considerable fluctuation.

Currently, debt financing from independent third parties is unlikely to be available to us due to our loss making history, negative operating cash flows and lack of significant physical assets and collateral. If debt financing were available, such financing may require us to post collateral in favor of the relevant lenders or impose other restrictions on our business and financial position. Such restrictions may adversely affect our operations and ability to grow our business as intended. A breach of the relevant covenants or other contractual obligations contained in any of our current or future external financing agreements may trigger immediate prepayment obligations or may allow the relevant lenders to seize collateral posted by us, all of which may adversely affect our business. In addition, if we raise capital through debt financing on unfavorable terms, this could adversely affect our operational flexibility and profitability.

An inability to obtain capital on economically acceptable terms, or at all, could have a material adverse effect on our business, financial condition, results of operations and prospects.

Our markets pose significant operational challenges that require us to expend substantial financial resources.

We operate in emerging markets in Africa. While we believe that our markets offer opportunities for an e-commerce company, they are also characterized by fragmented and largely underdeveloped logistics, delivery, and digital payment landscapes. This underdeveloped infrastructure restricts the movement of people and goods, which may make our delivery service too expensive or our delivery times too long to effectively compete with offline stores outside main urban centers. Underdeveloped infrastructure may also limit our growth prospects by obstructing access to potential consumers. Lack of an established secure, and convenient cashless payment system also poses significant challenges for sellers. From our experience, we believe that a large percentage of our consumers either do not have a bank account or do not trust online payments, which is why cash on delivery is still the preferred payment method used by our consumers.

In order to overcome the challenges posed by our markets, we have had to develop significant logistics, delivery and payment infrastructures, which include, for example, the operation of warehouses, the integration of third-party logistics providers, the establishment of our own delivery and last-mile delivery fleet in certain cities, the design of our independent technology platform and the provision of unconventional payment options. These unconventional payment options, such as cash on delivery payment, make our operations more complex than those of similar businesses in more developed markets and may place a higher risk on us, for example, due to a higher number of failed orders. The costs incurred by us to meet these challenges have, and may continue to, put a strain on our financial resources, may be unjustified in light of the benefits they bring us and may make it challenging for us to reach profitability. In particular, there is no guarantee that the markets in which we currently operate will prove to be as attractive as we currently believe them to be, which could have a material adverse effect on our business, financial condition, results of operations and prospects.

Many of our countries of operation are, or have been, characterized by political instability or changes in regulatory or other government policies.

Frequent and intense periods of political instability make it difficult to predict future trends in governmental policies. For example, the Arab Spring of 2010 and 2011 caused substantial political turmoil across the Middle East and North Africa, particularly in Egypt. During this period of instability in Egypt, the government temporarily dissolved the parliament, suspended the constitution and shut down the internet. As we were founded only in 2012, this temporary shut-down of the internet did not affect us. Any similar shut-down in the future will, however, negatively affect our business and results of operations.

Governments in Africa frequently intervene in the economies of their respective countries and occasionally make significant changes in policy and regulations. Governmental actions have often involved, among other measures, nationalizations and expropriations, price controls, currency devaluations, mandatory increases on wages and employee benefits, capital controls and limits on imports. Our business, financial condition and results of operations may be adversely affected by changes in government policies or regulations, including such factors as exchange rates and exchange control policies, inflation control policies, price control policies, consumer protection policies, import duties and restrictions, liquidity of domestic capital and lending markets, electricity rationing, tax policies, including tax increases and retroactive tax claims, and other political, diplomatic, social and economic developments in or affecting the countries where we operate. For example, in August 2018, Nigeria’s Central Bank ordered MTN Nigeria Communications Limited (“MTN”), the largest telecommunication provider in Nigeria and as of the date of this prospectus, its ultimate holding company is our largest shareholder, to return $8.1 billion in dividends that allegedly were repatriated improperly between 2007 and 2015. Nigeria’s Central Bank claimed the funds had been illegally moved abroad because MTN and its bankers violated the law and regulations on foreign exchange matters.

In the future, the level of intervention by African governments may continue to increase. These or other measures could have a material adverse effect on the economy of the countries in which we operate and, consequently, could have a material adverse effect on our business, financial condition, results of operations and prospects.

Our business may be materially and adversely affected by an economic slowdown in any region of Africa.

The success of our business depends on consumer spending. While we believe that economic conditions in Africa will improve, poverty in Africa will decline and the purchasing power of African consumers will increase in the long term, there can be no assurance that these expected developments will actually materialize. The development of African economies, markets and levels of consumer spending are influenced by many factors beyond our control, including consumer perception of current and future economic conditions, political uncertainty, employment levels, inflation or deflation, real disposable income, wealth distribution, interest rates, taxation, currency exchange rates and weather conditions. For example, a collapse in oil prices in early 2016 placed pressure on Nigeria’s currency, causing a currency shortage and threatening substantial inflation. Many of our sellers in Nigeria had to scale back imports and were unable to meet consumer demand for their products. Consumer spending also declined in the face of significant price increases. As our operations in Nigeria and Egypt generate a larger portion of our GMV than any other country in which we currently operate, adverse economic developments in Nigeria or Egypt could have a greater impact on our results than a similar downturn in other countries.

In addition, the outbreak of diseases or epidemics in any of the markets in which we operate could negatively impact levels of economic activity and depress consumer demand. Furthermore, in some of the countries in which we operate, local banks have faced liquidity and funding issues and may face such issues in the future, which could lead to bank failures or systemic collapse potentially resulting in an economic slowdown in the particular region.

An economic downturn, whether actual or perceived, currency volatility, a decrease in economic growth rates or an otherwise uncertain economic outlook in Nigeria, Egypt or any region of Africa could have a material adverse effect on our business, financial condition, results of operations and prospects.

Currency volatility and inflation may materially adversely affect our business.

Third-party sellers and consumers transact on our marketplace in local currency. The economies of a number of the African countries in which we operate are affected by high currency exchange rate volatility due to, among other things, inflation, selective tariff barriers, raw material prices, current account balances and widespread corruption and political uncertainty. For example, the annual inflation rate in Egypt increased to 14.2% in August 2018 from 13.5% in July 2018. However, year over year inflation has decreased dramatically since July 2017 when it was over 30%. The inflation rate in Nigeria also increased to 11.2% in August 2018 from 11.1% in July 2018, while decreasing year over year from 16% in July 2017. The highest ever inflation rate in Nigeria was 47.6%. Currency volatility and high inflation in any of the countries in which we operate could increase the cost of goods to our third-party sellers while decreasing the purchasing power of our consumers. If sellers are unable to pass along price increases to consumers, we could lose sellers from our marketplace. Similarly, if consumers are unwilling to pay higher prices, we could lose consumers.

The occurrence of any of these risks could have a material adverse effect on our business, financial condition, results of operations and prospects.

Uncertainties with respect to the legal system in certain African markets could adversely affect us.

Legal systems in Africa vary significantly from jurisdiction to jurisdiction. Many markets in Africa have not yet developed a fully integrated legal system, and recently-enacted laws and regulations may not sufficiently cover all aspects of economic activities in such markets. In particular, the interpretation and enforcement of these laws and regulations involve uncertainties. Since local administrative and court authorities have significant discretion in interpreting and implementing statutory provisions and contractual terms, it may be difficult to predict the outcome of administrative and court proceedings and our level of legal protection in many of our markets. Moreover, local courts may have broad discretion to reject enforcement of foreign awards. These uncertainties may affect our ability to enforce our contractual rights or other claims. Uncertainty regarding inconsistent regulatory and legal systems may also embolden plaintiffs to exploit such uncertainties through unmerited or frivolous legal actions or threats in attempts to extract payments or benefits from us.

Many African legal systems are based in part on government policies and internal rules, some of which are not published on a timely basis, or at all, and may have retroactive effect. There are other circumstances where key regulatory definitions are unclear, imprecise or missing, or where interpretations that are adopted by regulators are inconsistent with interpretations adopted by a court in analogous cases. As a result, we may not be aware of our violation of certain policies and rules until after the violation. In addition, any administrative and court proceedings in Africa may be protracted, resulting in substantial costs and the diversion of resources and management attention.

It is possible that a number of laws and regulations may be adopted or construed to apply to us in Africa and elsewhere that could restrict our business. Scrutiny and regulation of the industries in which we operate may further increase, and we may be required to devote additional legal and other resources to addressing such regulation. Changes in current laws or regulations or the imposition of new laws and regulations in our markets or elsewhere regarding e-commerce may slow our growth and could have a material adverse effect on our business, financial position, results of operations and prospects.

Our business may be materially and adversely affected by violent crime or terrorism in any region of Africa.

Many of the markets in which we operate suffer from a high incidence in violent crime and terrorism, which may harm our business. Violent crime has the potential to interfere with our delivery and fulfillment services, in particular, given the fact that a high proportion of transactions on our marketplace are settled in cash. For example, the terrorist attacks of Boko Haram have created considerable economic instability in northeastern Nigeria for nearly a decade. Although it is difficult to quantify the economic effect of Boko Haram’s terrorist activities, countless markets, shops, and schools have been temporarily or permanently closed over the years out of fear of coordinated attacks. In some of the areas most devastated by terrorism, commercial banks have chosen to remain open for only three hours per day. Many Nigerians have also chosen to migrate to from the north to the south, or out of the country altogether. If Boko Haram’s terrorist activities were to spread throughout Nigeria, the increasing violence could have material adverse effects on the Nigerian economy. An increase in violent crime or terrorism in any region of Africa may interfere with deliveries, discourage economic activity, weaken consumer confidence, diminish consumer purchasing power or cause harm to our sellers and consumers in other ways, any of which could have a material adverse effect on our business, financial position, results of operations and prospects.

Growth of our business depends on an increase in internet penetration in Africa.

Our business model relies on an increase in internet penetration in Africa. Even though the main urban centers of Africa typically offer reliable wired internet service, rural areas largely depend on mobile networks. Internet penetration in the markets in which we operate may not reach the levels seen in more developed countries for reasons that are beyond our control, including the lack of necessary network infrastructure or delayed implementation of performance improvements or security measures. The internet infrastructure in the markets in which we operate may not be able to support continued growth in the number of users, their frequency of use or their bandwidth requirements. Delays in telecommunication and infrastructure development or other technology shortfalls may also impede improvements in internet reliability. If telecommunications services are not sufficiently available to support the growth of the internet, response times could be slower, which would reduce internet usage and harm our platform. Internet penetration may decline if providers become insolvent or decide to exit a specific country. The price of personal computers, mobile devices and internet access may also limit the growth of internet penetration in the markets in which we operate. Accordingly, there is no guarantee that internet penetration rates, and in particular, mobile internet penetration rates, will continue to grow as we anticipate. Internet penetration in our target markets may even stagnate or decline.

If internet penetration does not increase in our markets of operation, it could have a material adverse effect on our business, financial condition, results of operations and prospects.

Our business model depends on the continued growth of e-commerce in the markets in which we currently operate.

Our business model relies on the continued growth of the internet as a platform for online consumer transactions in Africa. Rapid growth in the use of and interest in the internet, particularly as a way to conduct commerce, is a recent phenomenon, and there can be no assurance that this acceptance and use will continue to exist or develop. To grow our user base successfully, consumers who have historically used traditional means of commerce to purchase goods and services must accept and use new ways of conducting business and exchanging information online.

The continued growth of e-commerce will depend on a number of factors, some of which are beyond our control, including, the establishment and extension of broadband access, the popularity of smartphones and other mobile devices, the trust and confidence level of e-commerce sellers and consumers, and changes in demographics and consumer tastes and preferences. Even if internet penetration rates increase, physical retail or face-to-face transactions may remain the predominant form of commerce in our markets due to, among other factors, a lack of trust and confidence in e-commerce offerings. In 2017, e-commerce represented less than 1% of retail sales transaction value for countries measured in our footprint in Africa, compared to just under 12% in the United States and just over 20% in China, according to Euromonitor. There is no guarantee that consumers will adapt to the use of the internet for consumer transactions on the scale we anticipate. Several companies that operate e-commerce websites have been successful and profitable in the past; however, we operate in a business environment that is different from other e-commerce companies operating outside of Africa. Therefore, you should not interpret the success of any of these companies as indicative of our financial prospects.

A failure of e-commerce to continue to grow as we anticipate in the markets in which we operate could have a material adverse effect on our business, financial condition, results of operations and prospects.

We face competition, which may intensify.

As the e-commerce business model is relatively new in the markets in which we operate, competition for market share may intensify significantly. Current competitors, such as Souq.com in Egypt, which is a company affiliated with Amazon, Konga in Nigeria or Superbalist in South Africa, may seek to intensify their investments in those markets and also expand their businesses in new markets. Such competitors may undertake more far reaching marketing events or adopt more aggressive pricing policies, all of which could adversely impact our competitive position. We also compete with a large and fragmented group of offline retailers such as traditional brick-and-mortar retailers in each of the markets in which we operate. In addition, new competitors may emerge, or global e-commerce companies, such as Amazon or Alibaba, may choose to enter into, or expand across, our markets, and such competitors may have greater access to financial, technological and marketing resources than we do. We also face competition from transactions taking place through other platforms, including via social media sites such as Facebook groups.

Competitive pressure from current or future competitors or our failure to quickly and effectively adapt to a changing competitive landscape could adversely affect demand for the goods available on our marketplace and could thereby adversely affect our growth. Given the early stage of the e-commerce industry in the markets in which we operate, the share of goods sold and purchased via e-commerce may be small and loyalty of sellers and consumers may therefore be low. Current or future competitors may offer lower commissions to sellers than we do, and we may be forced to lower commissions in order to maintain our market share.

With respect to our payment service, we face competition from financial institutions with payment processing offerings, debit and credit card service providers, other offline payment options and other electronic payment system operators, in each of the markets in which we operate. We expect competition to intensify in the future as existing and new competitors may introduce new services or enhance existing services. New entrants tied to established brands may engender greater user confidence in the safety and efficacy of their services.

If we fail to compete effectively, we may lose existing sellers or consumers and fail to attract new sellers or consumers, which could have a material adverse effect on our business, financial condition, results of operations and prospects.

If we are unable to adapt to changes in our industry or successfully launch and monetize new and innovative technologies, our growth and profitability could be adversely affected.

The internet and e-commerce industry is characterized by rapidly changing technology, evolving industry standards, new product and service introductions and changing consumer demand. Despite our investment of significant resources in developing our infrastructure, such as our logistics service, changes and developments in our industry may require us to re-evaluate our business model and significantly modify our long-term strategies and business plan.

We constantly seek to develop new and innovative technologies, such as our payment services. Our ability to monetize these technologies and other new business lines in a timely manner and operate them profitably depends on a number of factors, many of which are beyond our control, including:

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our ability to manage the financial and operational aspects of developing and launching new technologies, including making appropriate investments in our software systems, information technologies and operational infrastructure;

•	our ability to secure required governmental permits and approvals;

•	the level of commitment and interest from our current and potential third-party innovators;

•	our competitors developing and implementing similar or better technology;

•	our ability to effectively manage any third-party challenges to the intellectual property behind our technology;

•	our ability to collect, combine and leverage data about our consumers collected online and through our new technology in compliance with data protection laws; and

•	general economic and business conditions affecting consumer confidence and spending and the overall strength of our business.

We may not be able to grow our new technologies or operate them profitably, and these new and innovative technology initiatives may never generate material revenue. In addition, our technology development requires substantial management time and resources, which may result in disruptions to our existing business operations and adversely affect our financial condition, which may decrease our profitability and growth.

We may not be able to maintain our existing partnerships, strategic alliances or other business relationships or enter into new ones. We may have limited control over such relationships, and these relationships may not provide the anticipated benefits.

We partner with numerous third parties. For example, our current shareholders MTN, Millicom International Cellular S.A., Atlas Countries Support S.A. and AXA Africa Holding S.A.S. cooperate with us by selling their goods on our marketplace and helping us to promote our marketplace via their goods and distribution channels. More than 100 logistics providers are integrated into our logistics service and help us and our sellers deliver goods to consumers. We have also partnered with banks and other payment providers in connection with our payment services.

Our current shareholders who have entered into partnerships with us are still free to compete with us, and it is possible that they may choose to do so. If any of our current shareholders begin to sell their shares after the completion of this offering and the expiration of the lock-up provisions described in “Underwriters” section herein, maintaining their current partnerships with us may become less attractive and their appetite for competition may grow. Such partners may decide to discontinue their partnerships with us or may only be willing to continue their partnerships with us on significantly less attractive terms.

We also may pursue and enter into new strategic relationships in the future. Such relationships involve risks, including but not limited to: maintaining good working relationships with the other party, any economic or business interests of the other party that are inconsistent with ours, the other party’s failure to fund its share of capital for operations or to fulfill its other commitments, including providing accurate and timely accounting and financial information to us, which could negatively impact our operating results, loss of key personnel, actions taken by our strategic partners that may not be compliant with applicable rules, regulations and laws, reputational concerns regarding our partners or our leadership that may be imputed to us, bankruptcy, requiring us to assume all risks and capital requirements related to the relationship, and the related bankruptcy proceedings could have an adverse impact on the relationship, and any actions arising out of the relationship that may result in reputational harm or legal exposure to us. Further, these relationships may not deliver the benefits that were originally anticipated.

Any of these factors may have a material adverse effect on our business, financial condition, results of operations and prospects.

The continued growth of our business depends on several external factors, some of which are beyond our control, and there is no guarantee that we can maintain our historical growth rates.

Since our founding in 2012, we have experienced significant growth in GMV and revenue. There can be no assurance that our growth will be sustainable and that we will continue to experience growth in the future. We anticipate that our relative growth rate will decline over time as we achieve higher market penetration rates. Slowing growth rates mean that our business performance will become increasingly dependent on our ability to, among other things, use our operating leverage, increase our fulfillment efficiencies and decrease marketing costs in relation to our revenue. In addition, a shift in the relative proportion of first-party sales to third-party sales may significantly and negatively affect any reported revenue growth and could even lead to a decline in reported revenue.

The growth of our business and revenue is dependent on our ability to both retain existing and add new sellers, which we may not be able to continue to do at historic rates and acquisition costs, or at all. As we scale our business, we face the risk that our current sellers may not successfully increase their offers to keep up with increasing consumer demand, which may require us to increase our first-party sales. While any such increase would lead to a significant increase in revenue, our profit margins could be negatively affected, as we have historically recorded lower profit margins on first-party sales than on third-party sales. Alternatively, we could select and onboard new local or international sellers to keep up with the increasing consumer demand; however, doing so might prove more difficult than expected or we may not be able to onboard new sellers at all. Furthermore, if we onboard too many international sellers, we risk alienating local sellers which would compound supply issues. Similarly, we risk alienating small, local sellers as our company grows and we provide increasing exposure to larger sellers who can more easily adapt pricing strategies and product offerings to meet the needs of consumers.

We also face the risk of losing sellers due to seller insolvency. If any of our current sellers were to become insolvent, they would no longer be able to offer products on our marketplace. Additionally, they may not be able to fulfill open orders and deliver products as promised. Furthermore, if we pay a seller before such seller fulfills its obligations to our consumers, we may be unable to recover from such a seller any funds paid for undelivered items, for example if the seller becomes insolvent.

Our business growth and revenue may also be affected if we are unsuccessful in retaining our current consumer base or adding new consumers. Any decrease in the number of Active Sellers and product offerings could lead to a corresponding decrease in Active Consumers. Additionally, the costs of consumer retention may increase for various reasons, which could negatively affect our revenue. Our expansion into new markets may place us in unfamiliar competitive environments or may require us to invest significant resources, and there is no assurance that returns on such investments will be achieved.

The occurrence of any of the risks described above could have a material adverse effect on our business, financial condition, results of operations and prospects.

We may not be able to manage future growth efficiently, which may adversely affect our business.

We aim to continue to grow our business and our leadership in the markets in which we operate. If we succeed in significantly increasing the number of our Active Consumers, we will be required to further expand and improve our marketplace, technology systems, fulfillment infrastructure and consumer support, which we may not achieve in a timely and cost-effective manner. If we are unable to successfully manage future growth, consumer satisfaction and our reputation may be negatively affected.

Growth of our business may also place significant demands on our management and key employees, as expansion will increase the complexity of our business and place a significant strain on our management, operations, technical systems, financial resources and internal control over financial reporting functions. Our current and planned personnel, systems, procedures and controls may not be adequate to support and effectively manage our future operations, especially as we employ personnel in numerous geographic locations. Our ability to hire a sufficient number of new employees for our expanding operations depends on the overall availability of qualified employees, and our ability to offer them sufficiently attractive employment terms compared to other employers. Functional experts such as technology experts and compliance specialists are particularly hard to recruit and retain in the markets in which we operate.

If we experience significant future growth, we may be required not only to make additional investments in our platform and workforce, but also to expand our relationships with various partners and other third parties with whom we do business, such as third-party carriers, and to expend time and effort to integrate such parties into our operations. The expansion of our business could exceed the capacities of our partners and other third parties willing to do business with us, and if they are unable to keep up with our growth, our operations could be adversely affected.

Any failure to meet such challenges may lead to an increase in the risk of disruptions and compliance violations, could adversely affect our profitability, and could have a material adverse effect on our business, financial condition, results of operations and prospects.

We may not be able to maintain or improve the network effects of our platform, which could negatively affect our business and prospects.

Our ability to maintain or improve our platform around our marketplace, logistics and payment services is critical to our success. The extent to which we are able to maintain or strengthen these network effects depends on our ability to execute a number of challenging tasks, including:

•	offer a secure, fast and user-friendly platform, especially a mobile platform, for all participants;

•	provide tools and services that meet the evolving needs of sellers, consumers and other participants;

•	provide a wide range of high-quality product and service offerings;

•	provide sellers with a high level of relevant traffic flow and effective online marketing services;

•	provide an efficient logistics service and coordinate a large number of fragmented third-party logistics and delivery companies;

•	attract and retain third-party service providers who are able to provide quality services on commercially reasonable terms to our sellers;

•	provide secure, trusted and convenient payment solution services;

•	maintain the quality of our consumer service and consumer protection; and

•	continue adapting to the changing demands of the markets in which we operate.

In addition, changes we may make to enhance and improve our platform may be viewed positively from one participant group’s perspective and negatively from another group’s perspective.

If we fail to maintain or improve our platform by balancing the interests of all participants, sellers, consumers or other participants may stop visiting our marketplace, conduct fewer transactions on our marketplace or use alternative platforms, any of which could have a material adverse effect on our business, financial condition, results of operations and prospects.

We may be unable to maintain and expand our relationships with sellers or to find additional sellers for our marketplace.

Our seller network consisted of 41 thousand Active Sellers in December 2017, who range from small merchants and artisans to larger corporations. If we fail to maintain and expand our existing relationships or to build new relationships with sellers on acceptable commercial terms, we will not be able to maintain and expand our broad product and service offering, which could adversely affect our business.

In order to maintain and expand our relationships with our current sellers and to attract additional quality sellers, we need, among other factors, to:

•	provide a simple and easy to use platform, on which sellers can attractively present their goods and services;

•	demonstrate our ability to help our sellers sell significant volumes of their goods;

•	offer an innovative platform;

•	offer sellers a high-quality, cost-effective fulfillment process, including returns; and

•	continue to provide sellers with a dynamic and real time view of demand and inventory via data and analytics capabilities.

If we fail to maintain an attractive mix of sellers or fail to find quality sellers of attractive goods, if such sellers refuse to use our platform or if we do not manage these relationships efficiently, we may not be able to grow as anticipated, which could adversely affect our business. Our competitors may seek to enter into exclusivity agreements with certain sellers and thereby prevent us from partnering with such sellers. Competitors or retailers may encourage manufacturers to limit distribution to sellers who sell through us.

Our policy is to delist any goods or sellers who repeatedly fail to meet our performance standards (e.g., product quality, environmental compliance and labor relations standards), which may lead to a significant reduction of Active Sellers on our marketplace. Furthermore, sellers may decide to cease cooperating with us, discontinue their operations, or may face financial distress or other business disruptions. As a result, we may not be able to maintain and expand our product offering and may consequently lose consumers to competitors with a larger seller base.

An inability to find, engage and retain the right sellers could have a material adverse effect on our business, financial condition, results of operations and prospects.

We may fail to maintain or grow the size of our consumer base or the level of engagement of our consumers.

The size and engagement level of our consumer base are critical to our success. Our business and financial performance have been and will continue to be significantly determined by our success in adding, retaining, and engaging Active Consumers. We continue to invest significant resources to grow our consumer base and increase participant engagement, whether through innovation, providing new or improved goods or services, marketing efforts or other means. While our consumer base has expanded significantly, we cannot assure you that our consumer base and engagement levels will continue growing at satisfactory rates, or at all. Our consumer growth and engagement could be adversely affected if, among other things:

•	we are unable to maintain the quality of our existing goods and services;

•	we are unsuccessful in innovating or introducing new goods and services;

•	we fail to adapt to changes in participant preferences, market trends or advancements in technology;

•	technical or other problems prevent us from delivering our goods or services in a timely and reliable manner or otherwise affect the participant experience;

•	there are participant concerns related to privacy, safety, security or reputational factors;

•	there are adverse changes to our platform that are mandated by, or that we elect to make in response to, legislation, regulation, or litigation, including settlements or consent decrees;

•	we fail to maintain the brand image of our platform or our reputation is damaged; or

•	there are unexpected changes to the demographic trends or economic development of the markets in which we operate.

Our efforts to avoid or address any of these events could require us to make substantial expenditures to modify or adapt our services or platform. If we fail to retain or grow our participant base, or if our users reduce their engagement with our platform, our business, financial condition, results of operations and prospects could be materially and adversely affected.

Sellers set their own prices and decide which goods they make available on our marketplace, which could affect our ability to respond to consumer preferences and trends.

We do not control the portfolio or pricing strategies of our sellers, which could affect our ability to effectively compete on the breadth of our product assortment or on price with the other distribution channels. Our sellers may be unaware of consumer preferences and trends and fail to offer the products our consumers prefer. Additionally, our sellers may employ different pricing strategies based on the geographical location of consumers, which could lead consumers to seek for more competitively priced products on other distribution channels. Our sellers may also engage in fictitious pricing, an advertising tactic wherein sellers exaggerate the level of discounts provided on certain products by comparing the discount price to a prior-reference price at which the product was never really offered for sale. Such tactics, if perpetrated by our sellers, may alienate consumers from our marketplace and harm our reputation. Moreover, sellers that are prevented from engaging in fictitious pricing on our marketplace may choose to list their goods on other channels instead of our marketplace, which could also result in a loss of consumers.

If consumers are unable to purchase their preferred products at competitive prices on our marketplace, they may choose to purchase products elsewhere, which could have a material adverse effect on our business, financial condition, results of operations and prospects.

In order to offer our consumers an attractive product mix, we may be required to find sellers abroad or to engage in selling goods ourselves.

The more attractive the product mix on our marketplace, the more consumers visit our marketplace and order from our sellers. However, there can be no assurance that our sellers will offer a product mix that is attractive to our consumers. If we identify gaps in the product offering on our marketplace, we either seek to have sellers from abroad, such as China, offer their goods on our marketplace or, in some cases, decide to sell goods ourselves. Sellers from abroad may, however, only be interested in listing goods with a high value, as low value goods may not allow them to recover the costs incurred for sales over our marketplace. Furthermore, there can be no assurance that sellers from abroad will not face issues with import restrictions or delays in obtaining required customs clearances. As a growing percentage of our revenue stems from cross-border sales, future import restrictions or delays in obtaining required customs clearances, in particular with respect to goods imported from China, may have a material adverse effect on our revenue.

Where we engage directly in selling goods, we take on inventory risk. Consumer preferences regarding price, quality and design of certain goods may change rapidly, making it difficult to accurately forecast future demand. If we fail to correctly anticipate the demand, we may not be able to avoid overstocking or understocking certain goods. If we underestimate demand, this may result in a loss of consumers who are unsatisfied with our delivery times. If we overestimate demand, we may experience excess inventories and may ultimately be forced to record losses for write-offs on inventory. In order to sell such excess inventories, we may choose to sell goods at significant discounts, which may adversely affect our profit margins and the level of prices we can demand for other goods, which may have a material adverse effect on our business, financial condition, results of operations and prospects.

We face challenges with failed deliveries, excessive returns, late collections, unrecoverable receivables and voucher abuse, which may materially and adversely affect our business and prospects.

We typically provide our consumers with the option to pay cash on delivery. Many of our consumers choose this option, including those who do not have a bank account and those who do not trust online payments. In situations where the consumer elects to pay cash on delivery, he/she must be present at home in order to provide payment at the time of delivery; otherwise, the delivery will fail. However, there is no guarantee that our consumers will actually be present at scheduled delivery locations at the scheduled delivery times. If a consumer is not present, we schedule a new delivery time. We typically make three delivery attempts, and if all of these attempts fail, we return the product to the seller.

Even if the product is successfully delivered to the consumer and delivery is verified, most of our sellers are required, either by local regulations or by our operating standards, to allow consumers to return goods within a certain period of time after delivery. For example, in Egypt, which is one of our largest markets, consumers have a legal right to return any product within fourteen days after delivery so long as the product is in the same condition as when delivered. Furthermore, if our sellers offer more consumer friendly return policies, the number of returns may increase, which could adversely affect our business. In 2018, orders accounting for         % of our GMV were either failed deliveries or returned by our consumers.

We also face the risk that third-party delivery agents might misappropriate inventory, and we struggle to verify delivery when our third-party delivery partners deliver packages without obtaining consumer signatures. When goods are delivered without verification, we may be required to deliver a duplicate product. When a third-

party delivery agent successfully delivers a product and accepts cash payment from the consumer, we face the additional risks of late collections (in the event that the third-party delivery agent does not remit the funds to us on time) or unrecoverable receivables (in the event that the third-party delivery agent commits fraud or becomes insolvent). These risks are particularly acute in countries where the percentage of outsourced deliveries remains high. For example, in Kenya, where approximately 80% of our consumers paid in cash or with cash equivalents on delivery in 2016, we discovered in early 2018 that €720 thousand of cash payments remained uncollected in 2016, the large majority of which was never subsequently collected. The extent of the effect on our cash flows in 2016 was due to our previous use of an insufficient reconciliation system, which has now been replaced with a system that allows us to monitor transactions in each of our markets on a daily basis.

In certain markets, we also offer guarantees in the event that a damaged or defective product is delivered. In Kenya, for example, we recently announced a three-month guarantee on all marketplace products valued above KES 1,500 (approximately €13 as of November 16, 2018), except for consumer goods and beauty and fashion items. This guarantee covers products with manufacturing defects, as well as counterfeit and incorrectly delivered items. Although we instituted this guarantee in an effort to increase consumer satisfaction, consumers may abuse our guarantee policy which could harm our business. Additionally, we seek to increase consumer satisfaction across all markets by offering apology vouchers to our consumers on a case-by-case basis in the event of a failed or incorrect delivery. However, we have experienced an increase in the incidence of fraud and voucher abuse wherein account owners have managed to receive duplicate apology vouchers for the same transaction.

A significant increase in failed deliveries, excessive returns, late collections, unrecoverable receivables or voucher abuse – due to increased fraud, changing consumer behavior, consumer dissatisfaction with our goods or consumer service, or otherwise – may force us to allocate additional resources to mitigating these issues, may force us to waive our commission fees and may materially and adversely affect our business, financial condition, results of operations and prospects.

We may be subject to allegations and lawsuits concerning the content of our platform or claiming that items listed on our marketplace are counterfeit, pirated or illegal.

We operate a marketplace where sellers can offer their goods and directly contact our consumers. Consumers or regulatory authorities may allege that items offered or sold through our marketplace infringe third-party copyrights, trademarks and patents or other intellectual property rights, are pirated or illegal. While we have adopted certain measures to verify the authenticity of goods sold on our marketplaces (for example, content verification for new sellers or for sellers who sell goods at prices that seem too low for genuine goods) to minimize potential violations and/or infringement of third-party intellectual property rights, these measures may not always be successful.

When we receive complaints or allegations regarding infringement or counterfeit, pirated or illegal goods, we follow certain procedures to verify the nature of the complaint and the relevant facts in order to be able to determine the appropriate action, which may include removal of the item from our marketplace and, in certain cases, discontinuing our relationship with a seller who repeatedly violates our policies. For example, we do not allow the listing and sale of prescription medication on our marketplace. We delist any seller who does not comply with this policy. We believe these procedures are important to ensure confidence in our marketplace among sellers and consumers. However, these procedures could result in the delay of de-listing of allegedly infringing goods and may not effectively reduce or eliminate our liability. In particular, we may be subject to civil or criminal liability for unlawful activities carried out, including goods listed, by third parties on our platform.

In the event that alleged counterfeit, pirated, illegal or infringing goods are listed or sold on our marketplace, we could face claims for such listings, sales or alleged infringement or for our failure to act in a timely or effective manner to restrict or limit such sales or infringement. Regardless of the validity of any claims made against us, we may incur significant costs and efforts to defend against or settle such claims. If a governmental authority determines that we have aided and abetted the infringement or sale of counterfeit, pirated or illegal goods, we could face regulatory, civil or criminal penalties. Successful claims by third-party rights owners could require us to pay substantial damages or refrain from permitting any further listing of the relevant items. These types of claims could force us to modify our business practices and implement further measures in an effort to protect against these potential liabilities, which could lower our revenue, increase our costs or make our platform less attractive and user-friendly. Sellers whose content is removed or services are suspended or terminated by us, regardless of our compliance with the applicable laws, rules and regulations, may dispute our actions and commence action against us for damages based on breach of contract or other causes of action or make public complaints or allegations. Any costs incurred as a result of liability or asserted liability relating to the sale of unlawful goods or other infringement could harm our business.

In addition, the public perception that counterfeit, pirated or illegal items are commonplace on our marketplace or perceived delays in our removal of these items, even if factually incorrect, could damage our reputation, result in lower list prices for goods sold through our marketplaces, harm our business, result in regulatory pressure or action against us and diminish the value of our brand.

The materialization of any of these risks could have a material adverse effect on our business, financial condition, results of operations and prospects.

Harmful goods, product defects and product recalls could adversely affect our business and reputation.

As the goods offered through our marketplace are manufactured by third parties, we have only limited control over the quality of these goods. We cannot always effectively prevent our sellers from selling harmful or defective goods, which could cause death, disease or injury to our consumers or damage their property. We may be seen as having facilitated the sale of such goods and may be forced to recall such goods. Where we act directly as seller, we may also have to recall harmful goods. In all of these cases, we may not be able to avoid product liability claims and/or administrative fines or criminal charges against us. There is no guarantee that we will be adequately insured against such risks or that we will be able to take recourse against the sellers or suppliers from whom we sourced these goods, in particular if the seller or supplier is located in a foreign country where enforcement of our rights may be difficult, such as China, or does not have sufficient capital to indemnify us. In addition, any negative publicity resulting from product recalls or the assertion that we sold defective goods could damage our brand and reputation.

The sale of harmful or defective goods and product recalls could have a material adverse effect on our business, financial condition, results of operations and prospects.

Failure to deal effectively with any fraud perpetrated and fictitious transactions conducted on our platform and other sources of consumer dissatisfaction could harm our business.

We face risks with respect to fraudulent activities on our platform. Given the countries in which we operate, the number of participants on our platform and the fragmentation of our business, it is a challenge to anticipate, detect and address fraudulent activities. Although we have implemented various measures to detect and reduce the occurrence of fraudulent activities on our platform, there can be no assurance that such measures will be effective in combating fraudulent transactions or improving overall satisfaction among sellers, consumers and other participants. Additional measures that we take to address fraud could also negatively affect the attractiveness of our platform to sellers or consumers.

For example, we may receive complaints from consumers who may not have received goods that they had purchased, or complaints from sellers who have not received payment for the goods ordered. In addition to fraudulent transactions with legitimate consumers, sellers may also engage in fictitious or “phantom” transactions with themselves or collaborators in order to artificially inflate their own ratings on our marketplace, reputation and search results rankings. This activity may harm other sellers by enabling the perpetrating seller to be favored over legitimate sellers and may harm consumers by deceiving them into believing that a seller is more reliable or trusted than the seller actually is.

In addition to seller fraud, we face the risk of fraud perpetrated directly by our consumers. For example, consumers in Kenya falsified payment verification to fraudulently acquire approximately €550,000 in goods on our marketplace in December 2017. Consumer fraud may harm seller confidence in the integrity of our marketplace and the certainty of payment.

Illegal, fraudulent or collusive activities by our employees could have a material adverse effect on our business, financial condition, results of operations and prospects and could subject us to liability or negative publicity. While we have not experienced any material events of this nature in the past, we have identified allegations of employee misconduct, which led us to improve our internal controls and our cash reconciliation system. We routinely monitor our internal controls, processes and procedures at a country and group level, but we can provide no assurances that such controls, processes and procedures will prove effective. Any illegal, fraudulent or collusive activity conducted by our employees could adversely affect our profitability and could severely damage our brand and reputation as an operator of a trusted marketplace, which could drive sellers, consumers and other participants away from our marketplace.

Negative publicity and consumer sentiment generated as a result of actual or alleged fraudulent or deceptive conduct on our platform or by our employees could severely diminish consumer confidence in us and in our services, reduce our ability to attract new or retain current consumers, sellers and other participants, discourage banks and card issuers from allowing their payment instruments to be used to conduct transactions on our platform, damage our reputation and diminish the value of our brand, and could have a material adverse effect on our business, financial condition, results of operations and prospects.

We may be subject to chargeback and refund liability if our sellers refuse to or are unable to reimburse chargebacks or refunds resolved in favor of their consumers.

We face risks associated with chargebacks and refunds in connection with payment card fraud or relating to the goods or services provided by sellers on our marketplace. When a billing dispute between a cardholder and a seller is resolved in favor of the cardholder, including in instances of fraudulent seller activity, the transaction is typically “charged back” to the seller and the purchase price is credited or otherwise refunded to the cardholder. If we are unable to collect chargebacks or refunds from the seller’s account, or if the seller refuses to or is unable to reimburse us for chargebacks or refund due to closure, insolvency, or other reasons, we may be responsible for the amount refunded to the cardholder. Our financial results would be adversely affected to the extent that sellers do not fully reimburse us for the related chargebacks. Additionally, chargebacks occur more frequently with online transactions than with in-person transactions. Any increase in chargebacks or refunds not paid by our sellers may have a material adverse effect on our business, financial condition, results of operations and prospects.

We depend on third-party carriers as part of our fulfillment process.

We depend on the services of third-party carriers for the delivery of a large number of goods to our warehouses and subsequently to the distribution centers of third-party carriers and from there to our consumers. Even where goods do not enter our warehouses, these goods are handled by third-party carriers who directly receive them from sellers.

Consequently, we have only limited control over the timing of deliveries and the security of the goods while they are being transported. Consumers may experience shipping delays due to inclement weather, natural disasters, employment strikes or terrorism, and/or goods may be damaged or lost in transit. If goods are not delivered in a timely manner or damaged or lost in transit, or if we are not able to provide adequate consumer support, our consumers may become dissatisfied and cease buying their goods through our marketplace.

It may be difficult to replace any of our current third-party carriers due to a lack of alternative offerings at comparable prices and/or service quality in the relevant geographic area. Given the infrastructure deficiencies in the markets in which we currently operate, experienced and highly qualified third-party carriers are in increasing demand and accordingly, have only limited capacities. As a result, competition for delivery capacities may intensify even further. In addition, our carriers may increase their prices, which would adversely affect our results. Furthermore, as we continue to grow, our existing carriers may be unable to keep up with such growth, and we may have to contract additional carriers. There is no guarantee that their services and prices will be satisfactory to us or our consumers. An inability to maintain and expand a network of high-quality third-party carriers at attractive costs could have a material adverse effect on our business, financial condition, results of operations and prospects.

We may fail to maintain or expand our logistics capabilities.

The successful operation and expansion of our logistics service is crucial to maintain and enhance consumer satisfaction and to our business and continued growth.

Our warehouses handle a number of functions, including inbound freight, storage, packaging, outbound freight, and handling of returns. These processes are complex and depend on sophisticated know-how and technological infrastructure. Any failure or disruption of our logistics, including due to software malfunctions, inability to renew leases for existing offices or warehouses, theft from our warehouses, fires, natural disasters, acts of terrorism, vandalism or sabotage could adversely affect our ability deliver goods ordered via our marketplace in a timely manner, increase our logistics costs and harm our reputation.

Furthermore, delivery times for our goods vary due to a variety of factors such as relevant goods, stock levels, location of warehouses from which goods are shipped, speed of our sellers, number of goods included in the relevant order, country in which sellers and consumers are located and the speed of third-party carriers. Consumers may expect faster delivery times and more convenient deliveries than we can provide. If we are unable to meet consumer expectations, or if our competitors are able to deliver goods faster or more conveniently, our reputation and competitiveness may suffer and we could lose consumers, which could adversely affect our revenue.

Additionally, we face the risk that any of our third-party carriers, who often collect cash-on-delivery payments from our consumers, may become insolvent, in which case our delivery capability would be adversely affected, and we would be unable to collect the cash payments such a carrier still held on our behalf. Even though we would not be able to collect from an insolvent third-party carrier, we would still be obligated to pay our sellers whose goods were already delivered to consumers. The insolvency of any of our third-party carriers could harm our business and financial condition.

Our current logistics capacity may prove insufficient if we continue to grow. There is no guarantee that we will be able to open additional warehouses, find delivery partners with sufficient capacity in an efficient and timely manner, lease additional suitable warehouses on acceptable terms, expand other areas of our fulfillment process to the extent necessary or recruit qualified personnel required to operate our warehouses and manage such expansion. Any failure to expand our logistics capacity to meet the demands of our continued growth could prevent us from growing our business.

If we decide to expand geographically, or add new businesses or product categories with different logistics requirements or change the composition of our product offering, our logistics infrastructure may require greater processing capacity, requiring us to adapt our logistics service and to find new partners. Any expansion or difficulties we encounter in our operations may force us to change the current set-up and organization of our logistics network, including by relocating or outsourcing certain capabilities. However, there is no guarantee that the associated transition will be smooth and we may be unable to react to such challenges in a cost-effective and timely manner.

An inability to efficiently operate and expand our warehouses and logistics capabilities could have a material adverse effect on our business, financial condition, results of operations and prospects.

If any of our logistics services were to malfunction, suffer an outage or otherwise fail, our business may be materially and adversely affected.

We cooperate with a number of third-party logistics and delivery companies to help our sellers fulfill orders and deliver their goods to consumers, in particular with respect to last-mile delivery. We have established a logistics information platform that links our information system to those of our logistics partners. Interruptions to or failures in our third-parties’ logistics and delivery services, or in our logistics information platform, could prevent the timely or proper delivery of goods to consumers, which could harm our reputation. These interruptions may be caused by events that are beyond our control or the control of these third parties, such as inclement weather, natural disasters, transportation disruptions or labor unrest. Our logistics and delivery services could also be affected or interrupted by industry consolidation, service provider failure, insolvency, change in regulations or government shut-downs.

If the logistics information platform we use were to fail for any reason, our logistics providers may find it more difficult or even impossible to connect with our sellers, and their services and the functionality of our platform could be severely affected. Our existing disaster recovery plans may not be sufficient to ensure a timely remediation of such failures or disruptions.

In addition, in the event of any interruptions to or failures in our third-parties’ logistics and delivery services, or in our logistics service, we could be held liable by our sellers and/or consumers for any resulting damage.

If goods sold on our marketplace are not delivered in proper condition, on a timely basis or at shipping rates that marketplace participants are willing to bear, it could have a material adverse effect on our business, financial condition, results of operations and prospects.

The costs of our logistics service are subject to fluctuation in the prices of raw materials and fuel, and we may not be able to pass on price increases to our sellers and consumers.

Our logistics service provides solutions for the delivery of goods ordered through our marketplace. Our logistics service includes a number of logistics partners, with whom we agree on certain economical terms and settle the incurred costs. While we seek to pass on to our sellers and consumers most of the costs of these logistic services, we typically bear the risk of cost fluctuation. The costs of our logistics service are typically influenced by a variety of factors, many of which are beyond our control, including raw material and fuel prices, labor costs, rent levels, import tariffs and fluctuation in foreign exchange rates, the capacity and utilization rates of our sellers and carriers, which in turn depend on general demand, as well as the quantities of goods we demand and our specifications. As a result, our costs may vary considerably in the short-term and increase significantly if certain partners experience shortages. There is no guarantee that we will be able to pass on such costs to our sellers or consumers through price increases, and such price increases could adversely affect demand for the goods or services sold on our marketplace. If competitors are able to offer lower prices as they benefit from decreasing raw materials or fuel prices, sellers and consumers may demand that we also lower our prices, irrespective of the actual development of our costs.

Increases in logistics costs and an inability to pass on such increases to our sellers and consumers could have a material adverse effect on our business, financial condition, results of operations and prospects.

Changes in how consumers fund their transactions using our payment service could harm our business.

We pay significant transaction fees when consumers fund payment transactions using credit cards, debit cards, mobile money or via bank transfers, and no fees when consumers fund payment transactions from an existing Jumia account balance or when consumers pay cash on delivery.

The financial success of our payment services is sensitive to changes in the rate at which our consumers fund payments, which can significantly increase our costs. Some of our consumers may prefer to use credit and debit cards if these cards offer functionality and benefits not associated with the use of their bank accounts. An increase in the proportion of more expensive payment forms as compared to less expensive payment forms could have a material adverse effect on our business, financial condition, results of operations and prospects.

Our payment service could fail to function properly, and we may not be able to expand or integrate our payment service into other online portals.

Our payment service facilitates transactions between sellers and consumers and provides certain participants with access to financial services. Due to the variety and complexity of the payment methods we offer, we may experience failures in our checkout process, such as banks rejecting payment or consumers having insufficient funds, which could adversely affect our conversion rate, defined as the share of potential consumers visiting our marketplace who actually place an order, and our business.

We rely on third parties to provide payment processing services. We also rely on third-party payment processors, and encryption and authentication technology licensed from third parties, to securely transmit consumers’ personal information. If these companies become unwilling or unable to provide these services or increase their fees, such as bank and intermediary fees for credit card payments, our operations may be disrupted and our operating costs could increase. Our invoice and billing systems may malfunction due to the implementation of new payment methods and technology, errors in existing codes or other technology issues. Any such issues may impair our ability to create correct invoices, avoid the recording of duplicate invoices or payments and collect payments in a timely manner, or at all. Even though we aim to contract with multiple providers with overlapping competencies, we cannot guarantee that our third-party vendors will not experience a disruption in their services, increase their costs, or discontinue their services.

In addition, our current payment infrastructure may prove insufficient if we continue to grow or if decide to expand our payment service geographically. For instance, there is no guarantee that we will be able to maintain or enter into strategic partnerships with financial institutions or other payment solution providers in the markets in which we currently operate or will operate. Further, we may not be able to process high volumes. Any failure of the technology behind our payment solutions could be disruptive.

Malfunctions of our payment systems or our failure to effectively manage the growth of our payment service business could have a material adverse effect on our business, financial condition, results of operations and prospects.

Deterioration in the performance of, or our relationship with, third-party payment aggregators may adversely affect our payment service and harm our business.

Jumia Pay often relies on payment aggregators to facilitate consumer payments. Payment aggregators collect payment from consumers via credit cards, debit cards, or bank transfers and then forward payment to the seller, usually within one to three business days. Thus, aggregators allow sellers to collect credit card or bank transfers without establishing direct accounts with various banks and card associations used by our consumers. If our relationship with these third-party aggregators weakens, our ability to provide payment services to our consumers may be adversely effected. Additionally, if these third-party aggregators fail to meet certain quality standards, our business and reputation may suffer. If we fail to extend or renew agreements with these aggregators on acceptable terms, this may have a material adverse effect on our business, financial condition, results of operations and prospects.

Changes to payment card networks or bank fees, rules, or practices, or our inability to allow consumers to use payment cards on our platform could harm our business.

We depend on banks and other payment processors to process transactions through providers such as Visa and MasterCard, which enables our acceptance of credit and debit cards (including some types of prepaid cards), as we do not have agreements directly with providers such as Visa and MasterCard. As a result of our reliance on these banks and other payment processors, in order to process these transactions, we must pay fees for the services, which are typically higher than those providers, such as Visa and MasterCard, would charge. From time to time, payment card networks have increased the interchange fees and assessments that they charge for each transaction that accesses their networks, and they may further increase such fees and assessments in the future. Our payment card processors have the right to pass any increases in interchange fees and assessments on to us or to increase their own fees for processing. Any changes in interchange fees and assessments could increase our operating costs and reduce our operating income.

We are required by our processors to comply with payment card network operating rules, including special operating rules for payment service providers to sellers, and we have agreed to reimburse our processors for any fines they are assessed by payment card networks as a result of any rule violations by us or our sellers. The payment card networks set and interpret the card operating rules. Payment card networks have from time to time alleged that various aspects of our business model violate these operating rules. If such allegations are not resolved, they could result in material fines and penalties or require changes in our business that may be costly. The payment card networks could adopt new operating rules or interpret or re-interpret existing rules that we or our processors might find difficult or even impossible to follow, or costly to implement. As a result, we could lose our ability to give consumers the option of using payment cards to fund their payments or the choice of currency in which they would like their card to be charged. Any inability to accept payment cards or any meaningful limitation in our ability to do so, could have a material adverse effect on our business, financial condition, results of operations and prospects.

We may be subject to credit card fraud or other fraudulent behavior.

Under current credit card practices, we may be liable for fraudulent credit card transactions. We do not currently carry insurance against this risk. The risk of significant losses associated with credit card fraud increases as our net sales increase and as we continue to expand geographically.

Furthermore, there is no guarantee that our established fraud scoring and risk handling systems will function properly at all times or that there are no gaps or errors in our algorithms that may result in unauthorized purchases. In addition, increasingly strict legislation on data protection may limit our ability to obtain the data required for our algorithms to function properly. Consequently, we may fail to identify fraudulent transactions before they occur, prevent fraudulent transactions from occurring, or correctly assess the creditworthiness of our consumers who may have been victims of fraud.

If purchases or payments are not properly authorized or payment confirmations are transmitted in error, the relevant consumer may have insufficient funds or be able to defraud us, which could adversely affect our operations and result in increased legal expenses and fees. Consumers who are victims of fraudulent transactions where outside individuals use valid consumer account data to purchase goods have the right to require that we return those funds. Additionally consumers may be granted chargeback funds from sellers who later became insolvent. In such instances of fraud and seller insolvency, we may not be able to recover these chargebacks from sellers. We operate a delayed settlement regime in an effort to prevent this type of fraud and avoid distributing funds to insolvent sellers that fail to deliver their products. However, we cannot guarantee that such a regime will always prove effective.

Because our payment service is highly automated and allows for instant payment, we experience heightened susceptibility to fraud. We cannot completely guard against internal or external intruders into our data platform who may seek to use or manipulate our systems to create, transfer, or otherwise misappropriate funds belonging to legitimate consumers or to create new accounts or modify or delete existing accounts. We aim to balance convenience and security for sellers and consumers, and we cannot guarantee that we will be completely successful in preventing fraud. Furthermore, permitting new and innovative online payment options may increase the risk of fraud. High levels of fraud could result in an obligation to comply with additional requirements, pay higher payment processing fees or fines, or prevent us from retaining our consumers.

Fraudulent behavior could subject us to liability, damage our reputation and brand and could have a material adverse effect on our business, financial condition, results of operations and prospects.

Dissatisfaction with our consumer support could prevent us from retaining our consumers.

As most interactions with consumers and sellers are conducted online, consumers and sellers may become frustrated when they cannot communicate with a representative over the phone. We pursue a multi-channel approach to consumer support, responding to requests by email, through our hotlines and via social media. The satisfaction of our consumers depends on the effectiveness of our consumer service, particularly our ability to deal with complaints in a timely and satisfying manner. As we continue to grow, we may need to add consumer support capabilities and may not be able to do so in a timely manner, or at all. Any unsatisfactory response or lack of responsiveness by our consumer support team, whether due to interruptions of our hotlines or other factors, could adversely affect consumer satisfaction and loyalty.

Dissatisfaction with our consumer support could have a material adverse effect on our business, financial condition, results of operations and prospects.

Any failure to maintain, protect and enhance our reputation and brand may adversely affect our business.

The recognition and reputation of our brand among our platform participants are critical for the growth and continued success of our business and for our competitiveness in the markets in which we operate. Any loss of trust in our platform could harm the value of our brand and result in consumers and sellers ceasing to transact business on our marketplace or participants reducing the level of their commercial activity in our ecosystem, which could materially reduce our revenue and profitability. As competition intensifies, we anticipate that maintaining and enhancing our reputation and brand may become increasingly difficult and expensive, and investments to improve our reputation and increase the value of our brand may not be successful. Many factors, some of which are beyond our control, are important for maintaining and enhancing the reputation of our platform and brand, including our ability to:

•	maintain and improve the reliability and security of our platform;

•	maintain and improve the popularity, attractiveness, diversity, quality and value of the goods and services offered on our platform;

•	increase brand awareness through marketing and brand promotion activities;

•	preserve our reputation;

•	maintain and improve our relationships with sellers;

•	maintain and improve consumer satisfaction and loyalty;

•	maintain and improve the efficiency, reliability and quality of our payment and logistics services; and

•	manage new and existing technologies and sales channels, including our mobile applications.

Any failure to offer high quality goods and excellent consumer service could subject us to legal action or damage our reputation and brand and lead to a loss of consumers. For example, administrative agencies in several countries in which we operate require certification for various consumer goods before they can be offered for sale on our marketplace. Our third-party sellers are responsible for obtaining these certifications. If we allow third-party sellers to place their goods on our marketplace without proper certification, we might project to our consumers that they cannot always rely on goods available on our marketplace, we might be subject to fines or sanctions and we might face complaints from other compliant sellers. For example, one of our sellers recently complained that other sellers on our marketplace have listed goods without possessing the necessary licenses or certificates, while also asserting that we are responsible for aiding and abetting these improper listings. Our policy of delisting the sellers of noncompliant goods until they produce the proper certificates and licenses allows us to respond to complaints from administrative agencies and sellers. However, any delisting of sellers limits the total number of sales on our marketplace.

A large percentage of our products are offered by third-party sellers and delivered by third-party companies and are not completely within our control. Consequently, we may receive negative publicity in cases of inappropriate actions of such sellers and delivery companies such as violations of product safety regulations, environmental standards, tax compliance, import rules, labor laws or incidents involving drivers and/or consumers that may make it more difficult for us to recruit new employees or may require us to change our business model. We also rely on third parties for information, including product characteristics and availability of goods we offer, which may be inaccurate. While our policy is to delist goods or sellers that fail to meet certain standards, there is no guarantee that we are capable of delisting these goods and sellers in a timely manner, or at all. Any negative publicity relating to an accident or other incident resulting in serious injury or death of consumers, employees or other individuals could have a material adverse effect on our reputation in our industry and in the countries in which we currently operate.

As we rely on a number of marketing channels, in particular social media sites, including Facebook, for the promotion of our brand and marketing efforts, any negative publicity may be accelerated through social media due to its immediacy and accessibility. Such negative publicity, even if factually incorrect or based on isolated incidents, could damage our reputation, diminish the value of our brand, undermine the trust and credibility we have established and have a negative impact on our ability to attract new or retain existing consumers. Given the rapid nature of social media, we may be unable to react to such negative publicity in a timely manner. Negative publicity may also stem from our association with any of our shareholders or business partners.

We may be the target of anti-competitive behavior, harassment, or other detrimental conduct by third parties, including from our competitors. Such conduct may include complaints, anonymous or otherwise, to regulatory agencies. As a result of such third-party conduct, we may be subject to government or regulatory investigation and may be required to expend significant time and incur substantial costs to address such third-party conduct. There is no guarantee that we will be able to conclusively refute each of the allegations within a reasonable period of time, or at all.

Any failure to maintain, protect and enhance our reputation and brands could have a material adverse effect on our business, financial condition, results of operations and prospects.

Our significant investments in marketing may fail to yield the desired results.

In order to reach a diverse consumer base in the e-commerce industry and to further build awareness of our brand, we have incurred, and may continue to incur, substantial marketing expenses.

For purposes of planning our future marketing efforts, including deciding on the mix of marketing channels and setting our marketing budget, we rely on data regarding the effectiveness of marketing measures and channels collected in the past. Any inability to accurately measure the effectiveness of our marketing measures and channels, for example due to the time lag between the first consumer contact and the placement of an order as well as the time of the order and revenue realization, may lead to our marketing efforts not having the desired effect, which may negatively affect our growth and business. Furthermore, there can be no assurance that our assumptions regarding required consumer acquisition costs and resulting revenue, including those relating to the effectiveness of our marketing investments, will prove to be correct.

We cannot guarantee that our current marketing channels will continue to be effective or generally available to us in the future. Our online partners may not be able to deliver the anticipated number of consumer visits, or visitors attracted to our marketplace by such events may not make the anticipated purchases. New regulation may adversely affect certain marketing channels, in particular regulation aimed at controlling and censoring social media and increasing data protection of natural persons. If we are not able to use our existing marketing channels due to increasing regulatory scrutiny, it could limit our ability to acquire and retain consumers.

An inability to attract sufficient traffic to our platform, translate a sufficient number of website visits into purchasers with sufficiently large order values, build and maintain a loyal consumer base, increase the purchase frequency of these consumers, or do any of the foregoing on a cost-effective basis, could have a material adverse effect on our business, financial condition, results of operations and prospects.

We may be unable to effectively communicate with our consumers through email, other messages or social media.

We rely on newsletters in the form of emails and other messaging services in order to promote our marketplace and inform consumers of our product offerings and/or the status of their transactions. Changes in how webmail services organize and prioritize emails could reduce the number of consumers opening our emails. For example, Google’s Gmail service provides a feature that organizes incoming emails into categories. Such tools and features could result in our emails and other messages being shown as “spam” or as lower priority to our consumers, which could reduce the likelihood of consumers opening or responding positively to them. Actions by third parties to block, impose restrictions on, or charge for the delivery of emails and other messages, as well as legal or regulatory changes with respect to “permission-based marketing” or generally limiting our right to send such messages or imposing additional requirements on our ability to conduct email marketing or send other messages, could impair our ability to communicate with our consumers. If we are unable to send emails or other messages to our consumers, if such messages are delayed or if consumers do not receive or decline to open them, we would no longer be able to use this free marketing channel. This could impair our marketing efforts or make them more expensive if we have to increase spending on paid marketing channels to compensate and as a result, our business could be adversely affected.

Additionally, malfunctions of our email and messaging services could result in erroneous messages being sent and consumers no longer wanting to receive any messages from us. Furthermore, our process of obtaining consent from visitors to our marketplace to receive newsletters and other messages from us and to allow us to use their data may be insufficient or invalid. As a result, such individuals or third parties may accuse us of sending unsolicited advertisements and other messages, and our use of email and other messaging services could result in claims against us.

Since we also rely on social media to communicate with our consumers, changes to the terms and conditions of relevant providers could limit our ability to communicate through social media. These services may change their algorithms or interfaces without notifying us, which may reduce our visibility. In addition, there could be a decline in the use of such social media by our consumers, in which case we may be required to find other, potentially more expensive, communication channels.

An inability to communicate through emails, other messages or social media could have a material adverse effect on our business, financial condition, results of operations and prospects.

We rely on service providers to drive traffic to our website, and these providers may change their search engine algorithms or pricing in ways that could negatively affect our business.

Our success depends on our ability to attract consumers in a cost-effective manner. With respect to our marketing channels, we rely heavily on relationships with providers of online services, search engines, social media, directories and other websites to provide content, advertising banners and other links that direct consumers to our websites. We rely on these relationships as significant sources of traffic to our marketplace.

Search engine companies change their natural search engine algorithms periodically, and our ranking in organic search results may be adversely affected by those changes. Search engine companies may also determine that we are not in compliance with their guidelines and consequently penalize us in their algorithms. If search engines change or penalize us with their algorithms, terms of service, display and featuring of search results, or if competition increases for advertisements, we may be unable to cost-effectively drive consumers to our website and apps.

We generally do not enter into written agreements with our marketing providers, which is why they are typically not contractually bound by any specific performance commitments. In addition, many of the parties with whom we have online advertising arrangements provide advertising services to other companies, including retailers with whom we compete. As competition for online advertising has increased, the cost for some of these services has also increased. A significant increase in the cost of the marketing services upon which we rely could adversely impact our ability to attract consumers in a cost effective manner and could have a material adverse effect on our business, financial condition, results of operations and prospects.

Investments in our technology platform and technology infrastructure may not yield the desired results.

We have developed a scalable and proprietary technology platform to facilitate and integrate our business operations, data gathering analysis and online marketing capabilities and have invested significant capital and time into building and updating our technology platform and infrastructure. In order to remain competitive, we expect to continue to make significant investments in our technology. However, there is no guarantee that the resources we have invested or will invest in the future will allow us to develop suitable technology solutions and maintain and expand our technology platform and technology infrastructure as intended, which may adversely affect our ability to compete or require us to purchase expensive software solutions from third-party developers.

If our investments in our technology platform and technology infrastructure do not yield the desired results, it could have a material adverse effect on our business, financial condition, results of operations and prospects.

We may fail to operate, maintain, integrate and upgrade our technology infrastructure, or to adopt and apply technological advances.

Our growth and success depend on our websites and apps being accessible to consumers at all times. It may become increasingly difficult to maintain and improve the availability of our websites and apps, especially during peak usage times and as our product offering becomes more complex and the number of visitors to our marketplace increases. We have experienced disruptions in the past, including temporary downtimes of our websites, and we may experience disruptions, outages, or other issues in the future, due to changes in our technology infrastructure, software malfunctions, fires, natural disasters, acts of terrorism, vandalism or sabotage. If we fail to effectively address capacity constraints, respond adequately to disruptions or upgrade our technology infrastructure, our mobile apps or websites could become unavailable or fail to load quickly, and consumers may decide to shop elsewhere, and may not return, which could adversely affect our business.

Given that the internet and mobile devices are characterized by rapid technological advances, including advances in the field of machine learning, artificial intelligence, micro-services and server-less architecture, our future success will depend on our ability to adapt our websites, apps and other parts of our technology platform to such advances and to sustain their interoperability with relevant operating systems. As traditional internet penetration is low in Africa, our consumers largely rely on mobile devices to access our offerings. In particular, purchases from mobile devices have increased rapidly since we introduced our apps. However, the variety of technical and other configurations across mobile devices and platforms makes it more difficult to develop websites and apps that are suitable for multiple channels. In addition, any changes in popular operating systems may reduce the functionality of our websites and apps or give preferential treatment to competitors. Any failure to adapt to technological advances in a timely manner and to integrate our offerings through our websites and apps could decrease the attractiveness of our websites and apps and could have a material adverse effect on our business, financial condition, results of operations and prospects.

We may experience malfunctions or disruptions of our technology systems.

We rely on a complex technology platform and technology systems to operate our websites and apps. While we analyze our technology systems regularly, we may not be able to correctly assess their susceptibility to errors, hacking or viruses. For example, certain software we use for our business is based on open source software, which may expose our business to systemic problems if errors in the open source code are not detected in a timely manner.

Our systems may experience service interruptions or degradation because of hardware and software defects or malfunctions, computer denial-of-service and other cyberattacks, human error, earthquakes, hurricanes, floods, fires, natural disasters, power losses, disruptions in telecommunications services, fraud, military or political conflicts, terrorist attacks, computer viruses, or other events. Our systems are also subject to break-ins, sabotage and intentional acts of vandalism. Some of our systems are not fully redundant, and our disaster recovery planning is not sufficient for all eventualities. In particular, as we have not yet completed a full disaster recovery check, we may not be aware of any material weaknesses in our disaster recovery systems. Any failure of or disruptions to our technology systems may lead to significant malfunctions and downtimes of our websites and apps. If our algorithms suffer from programing failures or our technology systems experience disruptions, we may be unable to deliver goods on time or misallocate goods, either of which could adversely affect our business. Furthermore, we do not have an adequate business continuity infrastructure, and any failure of a key piece of infrastructure may lead to extended outages and generally affect our business continuity. In addition, we may not adequately manage malfunctions. If we cannot fix any malfunction ourselves, we may have to pay third parties to fix the malfunction or to license functioning software, which may be costly.

We have experienced and will likely continue to experience system failures, denial-of-service attacks and other events or conditions from time to time that interrupt the availability or reduce the speed or functionality of our websites and mobile applications. Reliability is particularly critical for us because the full-time availability of our payment services is critical to our goal of gaining widespread acceptance among consumers and sellers, in particular with respect to digital and mobile payments. Frequent or persistent interruptions in our services could cause current or potential consumers to believe that our systems are unreliable, leading them to switch to our competitors or to avoid our sites, which could irreparably harm our reputation and brands. To the extent that any system failure or similar event results in damages to our consumers or their businesses, these consumers could seek significant compensation from us for their losses and such claims, even if unsuccessful, would likely be time consuming and costly to address.

In addition, we depend on certain third-party service providers to operate and maintain certain of our technology systems, such as cloud services. If such service providers experience malfunctions or disruptions of their technology or increase their prices, it could adversely affect our business. Furthermore, if we need to switch service providers, for example if certain software is no longer fully compatible with our technology platform or no longer available in any country in which we currently operate (e.g., due to sanctions), there is no guarantee that alternative service providers will be available to us or that we would manage the transition successfully.

As we continue to grow our business, we may be required to further scale our technology platform and technology systems, including by adding and migrating to new systems and proprietary software, replacing outdated hardware and increasing the integration of our technology systems. Such changes may, however, be delayed or fail due to malfunctions or an inability to integrate new software and functions with our existing technology platform, resulting in disruptions to our operations and insufficient scale to support our future growth. In addition, as a provider of payments solutions, we are subject to increased scrutiny by regulators that may require specific business continuity and disaster recovery plans and more rigorous testing of such plans. This increased scrutiny may be costly and time consuming and may divert our resources from other business priorities.

Any malfunctions and disruptions of our technology systems could have a material adverse effect on our business, financial condition, results of operations and prospects.

Our use of open source software may pose particular risks to our proprietary software and systems.

We use open source software in our proprietary software and systems and intend to continue using open source software in the future. The licenses applicable to our use of open source software may require that source code that is developed using open source software be made available to the public and that any modifications or derivative works to certain open source software continue to be licensed under open source licenses.

From time to time, we may face claims from third parties claiming infringement of their intellectual property rights, or demanding the release or license of the open source software or derivative works that we developed using such software (which could include our proprietary source code) or otherwise seeking to enforce the terms of the applicable open source license. These claims could result in litigation and could require us to purchase a costly license, publicly release the affected portions of our source code, be limited in or cease using the implicated software unless and until we can re-engineer such software to avoid infringement or change the use of, or remove, the implicated open source software.

In addition to risks related to license requirements, use of certain open source software can lead to greater risks than use of third-party commercial software, as open source licensors generally do not provide warranties, indemnities or other contractual protections with respect to the software (for example, non-infringement or functionality). Our use of open source software may also present additional security risks because the source code for open source software is publicly available, which may make it easier for hackers and other third parties to determine how to breach our website and systems that rely on open source software.

Any of these risks could be difficult to eliminate or manage, and, if not addressed, could have a material adverse effect on our business, financial condition, results of operations and prospects.

We may experience security breaches and disruptions due to hacking, viruses, fraud, malicious attacks and other circumstances.

We operate websites, apps and other technology systems through which we collect, maintain, transmit and store sensitive information, such as credit card information, about our consumers, sellers, suppliers and other third parties. We also store proprietary information and business secrets. Additionally, we employ third-party service providers that store, process and transmit such information on our behalf, in particular payment details. Furthermore, we rely on encryption and authentication technology licensed from third parties to securely transmit sensitive and confidential information. While we take steps such as the use of password policies and firewalls to protect the security, integrity and confidentiality of sensitive and confidential information, our security practices may be insufficient and third parties may access our technology systems without authorization – such as through Trojans, spyware, ransomware or other malware attacks – which may result in unauthorized use or disclosure of such information. Such attacks might lead to blackmailing attempts, forcing us to pay substantial amounts to release our captured data or resulting in the unauthorized release of such data. Given that techniques used in these attacks change frequently and often are not recognized until launched against a target, it may be impossible to properly secure our technology systems. In addition, technical advances or a continued expansion and increased complexity of our technology platform could increase the likelihood of security breaches.

Security breaches may also occur as a result of non-technical issues, including intentional or inadvertent breaches by our employees or third-party service providers. Insufficient security practices, such as inadequate policies to enforce password complexity, the saving of username and password combinations on local browsers, any failure to update permissions granted to current or former employees, any weakness in access controls, the use of default credentials or their reuse coupled with the use of third-party cloud services, the use of unauthorized and unprotected software as well as inadequate physical protection against unauthorized access may make our technology systems vulnerable and lead to unauthorized disclosure of sensitive information.

Any leakage of sensitive information could lead to a misuse of data, including unsolicited emails or other messages based on spam lists fed with such data. Inefficient management of administrator and user accounts may increase the risk of fraud and malfunctions. In addition, any such breach could violate applicable privacy, data security and other laws, and cause significant legal and financial risks or negative publicity, and could adversely affect our business and reputation. We may need to devote significant resources to protect ourselves against security breaches or to address such breaches, and there is no guarantee that our resources will be sufficient to do so. Furthermore, we provide certain information to third-party service providers, such as Google, who help us assess the performance of our business. Consequently, we have only limited control over the protection of such information by the relevant third-party service providers and may be adversely affected by breaches and disruptions of their respective technology systems.

Security breaches and disruptions could have a material adverse effect on our business, financial condition, results of operations and prospects.

We depend on our personnel to grow and operate our business and may not be able to retain and replace existing personnel or to attract new personnel.

We are a founder-led business and depend heavily on the continued input of our founders Sacha Poignonnec and Jeremy Hodara. We also depend upon the continued services and performance of our other officers and other key personnel. The unexpected departure or loss of any of them could have a material adverse effect on our business, financial condition and results of operations, and there can be no assurance that we will be able to attract or retain suitable replacements for such personnel in a timely manner or at all. We may also incur significant additional costs in recruiting and retaining suitable replacements. In addition, from time to time, there may be changes in our management team that may be disruptive to our business.

Our success and growth strategy also depend on our ability to expand our business by identifying, attracting, recruiting, training, integrating, managing and motivating new and talented personnel, which may require significant time, investments, and management attention. Competition for talent is intense, particularly for technology experts and other qualified personnel in our fields of operations. For example, other leading technology platforms also operate technology centers in Porto and compete directly with us for the same talent pool. In addition, certain governments started to promote access of indigenous peoples to better workplaces by limiting the number of expatriates or foreign workers. While our local workforces are mostly comprised of local employees, our management and certain key personnel consist of expatriates from countries outside Africa, and any employment and immigration regulations may adversely affect our ability to retain or replace the required personnel. In addition, our employees and/or the third-party service providers with whom we collaborate may experience accidents or become victims of criminal actions in carrying out their duties, which may make it more difficult for us to recruit new employees or may even require us to change our business model.

An inability to retain and replace existing personnel or to attract new personnel could have a material adverse effect on our business, financial condition, results of operations and prospects.

We manage our operations on a decentralized basis, which presents certain risks, including the risk that we may be slower or less able to identify or react to problems affecting our business than we would in a more centralized environment.

While we have a central headquarters in Dubai, UAE, and a central technology, research and development and data team located in Porto, Portugal, we manage our operations on a decentralized basis and our local managers are given significant freedom concerning day-to-day operations. This structure presents various risks, including the risk that we may be slower or less able to identify or react to problems affecting our business than we would in a more centralized environment. In addition, we may be slower to detect compliance related problems, and “company-wide” business initiatives, such as the integration of disparate information technology systems, may be more challenging and costly to implement, and their risk of failure higher, than they would be in a more centralized environment. Depending on the nature of the problem or initiative in question, such failure could have a material adverse effect on our business, financial condition, results of operations and prospects.

Our corporate culture has contributed to our success, and if we cannot maintain this culture, we could lose the innovation, creativity and teamwork fostered by our culture, which could harm our business.

We believe that our entrepreneurial and collaborative corporate culture has been an important contributor to our success, which we believe fosters innovation, teamwork and passion among our employees. As we continue to grow, we may have difficulties in maintaining or adapting our culture to sufficiently meet the needs of our future and evolving operations, and we must be able to effectively integrate, develop and motivate a growing number of employees. In addition, our ability to maintain our culture as a public company, with the attendant changes in policies, practices, corporate governance and management requirements may be challenging. Any failure to preserve our culture could also negatively affect our ability to retain and recruit personnel, maintain our performance or execute on our business strategy, which could have a material adverse effect on our business, financial condition, results of operations and prospects.

We are subject to various risks for which we may not be adequately insured.

While we have purchased what we consider to be market standard insurance coverage customary in our industry, such insurance does not cover all risks associated with our business. Accidents and other events, including interruptions or security breaches of our technology platform, could potentially lead to interruptions of our operations or cause us to incur significant costs, all of which may not be fully covered by our insurance policies. In addition, our insurance coverage is subject to various limitations and exclusions, retentions amounts and limits. Furthermore, if any of our insurance providers becomes insolvent, we may not be able to successfully claim payment from such insurance provider. In the future, we may not be able to obtain coverage at current levels, or at all, and premiums for our insurance may increase significantly.

A lack of adequate insurance coverage could have a material adverse effect on our business, financial condition, results of operations and prospects.

We may be subject to allegations and lawsuits concerning anti-money laundering and anti-terrorist financing.

As cash payments continue to be the most trusted and most widely used payment method in the countries in which we currently operate, our operations mainly depend on our “cash on delivery” payment option, where consumers pay for their order in cash upon delivery. We have implemented and aim to improve our various group-wide policies and procedures, including internal controls and “know-your-customer” procedures, and comply with all applicable anti-money laundering and anti-terrorist financing laws and regulations for preventing money laundering and terrorist financing. However, our policies and procedures may not be completely effective in preventing other parties from using our platform, or any financial institutions we collaborate with, as a conduit for money laundering (including illegal cash operations) or terrorist financing without our knowledge. Although we take steps to appropriately diligence our sellers, we cannot guarantee that our ecosystem is void of individuals and entities (collectively, “persons”) who are the target of U.S. sanctions, including persons designated on the U.S. Department of the Treasury’s Office of Foreign Assets Control’s (“OFAC”) Specially Designated Nationals and Blocked Persons List or other international sanctions. In addition to our own internal procedures, we rely on certain payment and lending service providers, including banks and other financial institutions, to have their own appropriate anti-money laundering compliance policies and procedures.

We have not been subject to fines or other penalties or suffered business or other reputational harm as a result of actual or alleged money laundering or terrorist financing activities. However, if we were to be associated with money laundering or terrorist financing, our reputation could suffer and we could become subject to regulatory fines, sanctions, potential criminal charges for failure to report such activity, or other forms of legal enforcement, including being added to any “blacklists” that would prohibit certain parties (for example, U.S. banks and financial institutions) from engaging in transactions with us, all of which could have a material adverse effect on our business, reputation, financial condition and results of operations. Even if we and any financial institutions with whom we collaborate comply with applicable anti-money laundering and anti-terrorist financing laws and regulations, we and such financial institutions may not be able to ensure full compliance with anti-money laundering and anti-terrorist financing laws and regulations in light of their complexity and the secrecy of these activities.

Any negative perception of us or our industry, such as that arising from any failure of us or others in our industry to detect or prevent money laundering or terrorist financing activities, even if factually incorrect or based on isolated incidents, could compromise our reputation, undermine the trust and credibility we have established, and negatively impact our business, financial condition, results of operations and prospects.

We conduct a substantial amount of our business in foreign currencies, which heightens our exposure to the risk of exchange rate fluctuations.

We are subject to fluctuations in foreign exchange rates between the Euro, our reporting currency, and currencies of other countries where we market or source our goods, for example the Nigerian Naira, the Egyptian Pound, the Kenyan Shilling and the West African CFA Franc. Such fluctuations may result in significant increases or decreases in our reported revenue and other results as expressed in Euro, and in the reported value of our assets, liabilities and cash flows. In addition, currency fluctuation may adversely affect receivables, payables, debt, firm commitments and forecast transactions denominated in foreign currencies. In particular, transition risks arise where parts of the cost of sales are not denominated in the same currency of such sales. Fluctuation in exchange rates, depreciation of local currencies, changes in monetary and/or fiscal policy or inflation in the countries in which we operate could have a material adverse effect on our business, financial condition, results of operations and prospects.

Exchange controls may restrict the ability of our subsidiaries to convert or transfer sums in foreign currencies.

Our ability to generate operating cash flows at the level of the Company depends on the ability of its subsidiaries to upstream funds. Several of the countries in which we currently operate have exchange controls that can, from time to time place, restrictions on the exchange of local currency for foreign currency and the transfer of funds abroad. These controls generally have not created major operational problems in the past because of our negative profitability, but may become more onerous in the future. These controls and other controls that may be implemented in the future could limit the ability of our subsidiaries to transfer cash to us.

Moreover, in some of the countries in which we currently operate, our sellers have experienced, and may experience in the future, difficulties in converting large amounts of local currency into foreign currency due in particular to illiquid foreign exchange markets, preventing them from importing certain goods and impeding their ability to sell successfully on our marketplace. In addition, as the cash flows of certain countries are highly dependent on the export of certain raw materials, the ability to convert such currencies can be limited by the timing of payments for such exports, requiring us to organize our currency conversions around such constraints.

We can offer no assurance that additional restrictions on currency exchange will not be implemented in the future or that these restrictions will not limit the ability of our subsidiaries to transfer cash to us, which could have a material adverse effect on our business, financial condition, results of operations and prospects.

If we are unable to accurately assess our performance through certain key performance indicators, this may adversely affect our ability to determine and implement appropriate strategies.

We assess the success of our business through a set of key performance indicators such as the number of Active Consumers, GMV and Adjusted EBITDA. Our key performance indicators may not be comparable to similarly named indicators used by our competitors.

Capturing accurate data to calculate our key performance indicators may be difficult, in particular due to our limited operating history, and there is no guarantee that the information we have collected thus far is accurate or reliable. For example, we use consumer accounts to determine the number of Active Consumers. The number of consumer accounts may, however, be higher than the number of actual individual Active Consumers. GMV could be inflated due to weak or error-prone data collection processes or malicious seller or consumer behavior. Furthermore, we obtain certain information from third-party service providers who help us assess the performance of our business, including Google Analytics. Such relevant third-party service providers may not fully disclose the methods of how they compile such information and we cannot guarantee that such information is accurate.

As a result, our key performance indicators may not reflect our actual operating or financial performance and are not reliable indicators of our current or future revenue or profitability. Potential investors should therefore not place undue reliance on these key performance indicators in connection with an investment in our ADSs. The management of our business depends on our key performance indicators and other indicators derived from them, and if any of these indicators are inaccurate, we may make poor decisions. Furthermore, if we report key performance indicators that are significantly wrong, investors may lose confidence in the accuracy and reliability of information we report, which could have a material adverse effect on our business, financial condition, results of operations and prospects.

We may not accurately forecast income and appropriately plan our expenses.

We base our current and future expense levels on our operating forecasts and estimates of future income. Income and operating results are difficult to forecast because they generally depend on the volume and timing of orders placed on our marketplace and their fulfillment, all of which are uncertain. Additionally, our business is affected by general economic and business conditions around the world. A softening in income, whether caused by changes in consumer preferences or a weakening in local or global economies, may result in decreased revenue levels, and we may be unable to adjust our spending in a timely manner to compensate for any unexpected shortfall in income. This inability could cause our loss after tax in a given quarter to be higher than expected. If actual results differ from our estimates, our net income in a given quarter may be lower than expected.

We make provisions based on management’s risk assessment at the time of finalization of the relevant financial statements. Where risks are estimated as probable, we make provisions in our financial statements. The risk assessment may change from one period to another, and additional risks may emerge. Changes in the risk assessment may lead to the recognition of additional provisions or the reversal of existing provisions, which can have a material impact on our net income or loss. Further, while the impact of risks that have already been provided for on our net income or loss is limited, the materialization of such risks may lead to substantial cash outflows, which may have a material adverse effect on our liquidity. As of December 31, 2018, we had provisions of €             million, including tax provisions of €             million.

If we do not accurately forecast income or appropriately plan our expenses, it could have a material adverse effect on our business, financial condition, results of operations and prospects.

Our business is subject to seasonal fluctuation which may have a material impact on our results.

Our business is seasonal and, consequently, our revenue tends to fluctuate from quarter to quarter. For example, we consider the fourth quarter as especially important for generating revenue. In addition, certain special events, in particular Black Friday, elections or Jumia Anniversary, result in increased demand for goods on our marketplace. In the future, such seasonality may become even more pronounced if consumers focus more strongly on certain special events.

As a result of this seasonality, any factor that adversely affects demand for goods on our marketplace during periods where we generally experience particularly high demand, including unfavorable economic conditions at the relevant time, logistics and other fulfillment constraints resulting in higher delivery times, malfunctions of our websites, and special offers from our competitors, may have a disproportionate effect on our performance, and we may incur lower revenue and losses due to write-offs on excess inventory. For example, Ramadan has positive effects, such as a higher orders for certain products prior to Ramadan, and negative effects, such as logistics and fulfillment constraints due to a limited workforce during Ramadan.

In addition, any negative effects of weak overall demand during those periods are likely to be exacerbated by industry-wide price reductions designed to clear out excess merchandise. Seasonality also makes it difficult for us to accurately forecast demand for our goods and source sufficient volumes of these goods. If we fail to anticipate high demand for our goods and do not meet such demand, we may lose consumers and revenue and may be unable to grow our business. Our results of operations have fluctuated and are likely to continue to fluctuate due to these and other factors, some of which are beyond our control. In addition, our rapid growth has masked the seasonality that might otherwise be apparent in our results of operations. If our growth slows, we expect that the seasonality in our business may become more pronounced.

Given that our results may vary from quarter to quarter and year to year, our results of operations for one quarter or year cannot necessarily be compared to another quarter or year and may not be indicative of our future financial performance in subsequent quarters or years. Period to period comparisons of our results of operations may not be meaningful, and you should not rely upon them as an indication of future performance.

Required licenses, permits or approvals may be difficult to obtain in the countries in which we currently operate, and once obtained may be amended or revoked arbitrarily or may not be renewed.

Given our diversified offering of goods and services, we require numerous approvals and licenses from national, regional, and local governmental or regulatory authorities in the countries in which we currently operate. For example, we may be required to obtain licenses to be able to continue offering or expand certain of our payment solutions or lending services, and there can be no assurance that we will obtain any such licenses in a timely manner or at all. Even if obtained, licenses are subject to review, interpretation, modification or termination by the relevant authorities.

Additionally, in certain jurisdictions in which we currently operate, we do not have the necessary licenses to operate as a direct payment service provider. Instead, we offer our Jumia Pay services in certain markets (for example, Nigeria, Egypt, Ghana, and Ivory Coast) through agreements we have with existing licensed banks or payment service providers. If any of these partners were to lose their license, it might prohibit them from continuing to offer services and could inhibit our operations as well. Any unfavorable interpretation or modification or any termination of a required license may significantly harm our operations in the relevant country or may require us to close down parts or all of our operations in the relevant country.

We can offer no assurance that the relevant authorities will not take any action that could materially and adversely affect these licenses, permits or approvals or our ability to sell goods and provide our services, such as actions to increase license, permit or approval fees or reduce the scope of permitted services. We may experience difficulties in obtaining or maintaining some of these licenses, approvals and permits, which may require us to undertake significant efforts and incur additional expenses. If we operate without a license, which we have done in the past, we could be subject to fines, criminal prosecution or other legal action. Any difficulties in obtaining or maintaining licenses, approvals or permits or the amendment or revocation thereof could have a material adverse effect on our business, financial condition, results of operations and prospects.

Legal, Regulatory and Tax Risks

Our global operations involve additional risks, and we are subject to or may otherwise face exposure under numerous, complex and sometimes conflicting legal and regulatory regimes.

Our business is subject to numerous laws in different countries, including laws applicable to the e-commerce sector such as laws with respect to privacy, data protection and data security, online content and telecommunications and laws applicable to public companies in general, in particular laws with respect to intellectual property protection, local employment, tax, finance, money laundering, online payment, consumer protection, product liability and the labeling of our goods, competition, anti-corruption and international sanctions. Operating in foreign countries entails an inherent risk of misinterpreting and incorrectly implementing local laws and regulations. In addition, numerous laws and regulations apply to goods on our marketplace. Since we do not manufacture these goods ourselves, our ability to ensure that such goods comply with all applicable regulations is limited. A change in laws and regulations relating to consumer products, products liability or consumer protection in any of the markets in which we operate could require additional investments in order to develop better quality control measures for our platform, increase product safety, or defend against potential products liability litigation.

We cannot guarantee that we have always been in full compliance with applicable laws and regulations in the past, nor that we will be able to fully comply with them in the future. Additionally, we strive to obtain and retain all necessary business licenses, permissions and clearances in each of the countries in which we operate. However, we cannot guarantee that relevant regulators will agree with our position regarding the adequacy of our existing regulatory licenses and permissions or our legal analyses concerning the requirement to obtain clearances, including anti-trust clearances. We take a dynamic approach to ensuring compliance with applicable laws and regulations, relying on senior management in each jurisdiction where we operate to identify and interpret on an ongoing basis the laws and regulations that apply to our business activities. Uncertainties in the legal and regulatory framework may, from time to time, affect our judgment or the legal assessment and opinion of outside legal counsel and lead to incorrect risk-based judgments regarding the relevance of certain legal requirements. For example, past uncertainty regarding proper building licenses in Egypt led us to incorrectly obtain warehouse licenses that permitted manufacturing activities but not storage activities. Additionally, at times we have failed to delist in a timely manner noncompliant products and sellers due to uncertainty regarding the legality or regulatory compliance of certain products. The violation of any of the laws or regulations applicable to us — including laws and regulations relating to consumer products, product liability or consumer protection — may result in litigation, criminal prosecution, damage claims from consumers, business partners and/or competitors or extensive investigations by governmental authorities and substantial fines being imposed on us. Even unfounded allegations of non-compliance may adversely affect our reputation and business.

Any changes in the legal framework applicable to our business could adversely affect our operations and profitability. If we continue to expand our business, we will become subject to new legal frameworks that are even more complex. In the future, we may further expand our geographic footprint, including by entering into adjacent geographic markets. The laws and regulations of various countries in which we currently operate or may operate in the future are evolving. Consequently, such laws and regulations may change and sometimes may conflict with each other, making it more difficult to observe them.

At any time, authorities in the countries where we currently operate may require us to obtain additional, or extend existing, licenses, permits or approvals. However, there is no guarantee that we will be able to obtain these in a timely and cost effective manner. Authorities may revoke existing licenses, and we may not be able to appeal any such revocations in a timely and/or effective manner, or at all.

The materialization of any of these risks could have a material adverse effect on our business, financial condition, results of operations and prospects.

We are subject to governmental regulation and other legal obligations related to privacy, data protection and information security. If we are unable to comply with these, we may be subject to governmental enforcement actions, litigation, fines and penalties or adverse publicity.

We collect personally identifiable information and other data from our consumers and prospective consumers. We use this information to provide services and relevant products to our consumers, to support, expand and improve our business, and to tailor our marketing and advertising efforts. We may also share consumers’ personal data with certain third parties as authorized by the consumer or as described in our privacy policy. As a result, we are subject to governmental regulation and other legal obligations related to the protection of personal data, privacy and information security in certain countries where we do business, and there has been, and we expect there will continue to be, a significant increase globally in laws that restrict or control the use of personal data.

For example, in Europe, the data privacy and information security regime recently underwent a significant change, continues to evolve, and is subject to increasing regulatory scrutiny. The new General Data Protection Regulation (“GDPR”), which came into force on May 25, 2018, implemented more stringent operational requirements for the use of personal data. These more stringent requirements include expanded disclosures to inform consumers about the use of personal data, increased controls on profiling consumers and increased rights for consumers to access, control and delete their personal data. In addition, there are mandatory data breach notification requirements and significantly increased penalties of the greater of €20 million or 4% of global turnover for the preceding financial year. Due to the introduction of the GDPR in the European Union, we decided to implement geo-blocking software to prevent consumers located in the European Union from transacting on our platform as we may not fulfill all GDPR requirements.

Many data protection regimes apply based on where a consumer is located, and as we expand and new laws are enacted or existing laws change, we may be subject to new laws, regulations or standards or new interpretations of existing laws, regulations or standards, including those in the areas of data security, data privacy and regulation of email providers and those that require localization of certain data, which could require us to incur additional costs and restrict our business operations.

Any failure or perceived failure by us to comply with rapidly evolving privacy or security laws, policies, legal obligations or industry standards or any security incident that results in the unauthorized release or transfer of personally identifiable information or other consumer data may result in governmental enforcement actions, litigation (including consumer class actions), criminal prosecution, fines and penalties or adverse publicity and could cause our consumers to lose trust in us, which could have a material adverse effect on our business, financial condition, results of operations and prospects.

We may be adversely affected by changes in the regulations applicable to the use of the internet and the e-commerce sector.

As the internet continues to revolutionize commercial relationships on a global scale and online penetration increases, new laws and regulations relating to the use of the internet in general and the e-commerce sector in particular may be adopted. These laws and regulations may govern the collection, use and protection of data, online payments, pricing, anti-bribery, tax, country specific prices and website contents and other aspects relevant to our business. The adoption or modification of laws or regulations relating to our operations could adversely affect our business by increasing compliance costs, including as a result of confidentiality or security breaches in case of non-compliance, and administrative burdens. In particular, privacy related regulation could interfere with our strategy to collect and use personal information as part of our data-driven approach along the value chain. For example, the National Information Technology Development Agency in Nigeria recently enacted new data protection guidelines in 2017, and we are still working to develop a data protection policy and tools that will bring us into compliance in that country. We must comply with applicable regulations in all of the countries in which we operate, and any non-compliance could lead to fines and other sanctions.

Changes to the regulation applicable to the use of the internet and the e-commerce sector could have a material adverse effect on our business, financial condition, results of operations and prospects.

The legal and regulatory environment in certain countries in which we operate can be unstable, which may slow economic development.

Our business, and the goods and services we offer, are subject to a variety of legislative and regulatory measures in the countries in which we currently operate. Many of the countries in which we currently operate have a less established legal system than the United States.

Weaknesses in legal systems and legislation in many of these countries create uncertainty for investments and business due to changing requirements that may be costly, incoherent and contradictory, limited budgets for judicial systems, questionable judicial interpretations and/or inadequate regulatory regimes. These risks could have a negative impact on economic conditions in the countries in which we currently operate. These factors could also result in the interruption of certain of our businesses or an increase in operating expenses in the relevant countries. Changes in legislative and regulatory provisions in these countries, which we may not be able to anticipate, could have a material adverse effect on our business, financial condition, results of operations and prospects.

Furthermore, government authorities have a high degree of discretion in many of the markets in which we currently operate, and have sometimes exercised their discretion in ways that may be perceived as selective or arbitrary, or in a manner that could be seen as being influenced by political or commercial considerations. Moreover, many of the governments in the countries in which we currently operate have the power in certain circumstances, by regulation or other government action, to interfere with the performance of contracts or to terminate them or declare them null and void. Governmental actions may include withdrawal of licenses, withholding of permits, criminal prosecutions and civil actions. In some countries, when the economic environment has deteriorated and in order to compensate for the resulting revenue shortages, authorities have imposed new regulations, in particular relating to tax and customs duties, sometimes unexpectedly. There is no guarantee that legislative authorities in the countries in which we currently operate will not pass new laws or regulations or amend existing laws and regulations in a manner that would significantly negatively impact our business model or may even render our business model no longer viable.

The weakness of the legal systems in the emerging countries in which we currently operate could have a material adverse effect on our business, financial condition, results of operations and prospects.

We do business in certain countries where corruption is considered to be widespread, and we are exposed to the risk of extortion and violation of anti-corruption laws and regulations.

Anti-corruption laws and regulations in force in many countries generally prohibit companies from making direct or indirect payments to civil servants, public officials or members of governments for the purpose of entering into or maintaining business relationships. In addition, we are subject to certain provisions of the U.S. Foreign Corrupt Practices Act of 1977 (“FCPA”). The FCPA prohibits providing, offering, promising, or authorizing, directly or indirectly, anything of value to government officials, political parties, or political candidates for the purposes of obtaining or retaining business or securing any improper business advantage. We conduct business in, or may expand our business to, certain countries where there is a high risk of corruption and extortion and in some cases, where corruption and extortion are considered to be widespread and where our companies may have to obtain approvals, licenses, permits, or other regulatory approvals from public officials.

Therefore, we are exposed to the risk that our employees, consultants, agents, or other third parties working on our behalf, could make, offer, promise or authorize payments or other benefits in violation of anti-corruption laws and regulations, especially in response to demands or attempts at extortion. We have implemented prevention and training programs as well as internal policies and procedures designed to promote best practices and detect and prevent such violations. However, these prevention and training measures may prove to be insufficient, and our employees, consultants and agents may have been or could be engaged in activities for which we or the relevant officers could be held liable. We can make no assurance that the policies and procedures, even if enhanced, will be followed at all times or effectively detect and prevent all violations of the applicable laws and every instance of fraud, bribery and corruption.

In addition, some anti-corruption laws and regulations, including the FCPA, require that we maintain accurate books and records that reflect the disposition of company assets in reasonable detail, and that we implement appropriate internal controls, to ensure that our operations of do not involve corruption, illegal payments or extortion. The great diversity and complexity of these local laws and regulations and the decentralized nature of our business in various countries and markets create a risk that, in some instances, we may be deemed liable for violations of applicable laws and regulations, in particular, in connection with a failure to comply with those laws and regulations relating to books and records, financial reporting, or internal controls, among others.

Any actual or perceived violation or breach of these anti-corruption laws and regulations, including any potential governmental or internal investigations of perceived or actual misconduct, could affect our overall reputation and, depending on the case, expose us to administrative or judicial proceedings, which could result in criminal and civil judgments, including fines and monetary penalties, a possible prohibition on maintaining business relationships with suppliers or consumers in certain countries, and other negative consequences which could have a material adverse effect on our business, financial condition, results of operations and prospects.

We may face exposure under certain export controls and trade and economic sanctions laws and regulations that could impair our ability to compete in international markets and subject us to liability for non-compliance.

Our business activities may expose us to various trade and economic sanctions laws and regulations, including, without limitation, OFAC’s trade and economic sanctions programs (“Trade Controls”). In such circumstances, such Trade Controls may prohibit or restrict our ability to, directly or indirectly, conduct activities or dealings in or with certain countries that are the subject of comprehensive embargoes (i.e., sanctioned countries), as well as with individuals or entities that are the target of Trade Controls-related prohibitions and restrictions (i.e., sanctioned parties). Additionally, our sales and services to certain consumers may at times trigger reporting requirements under U.S. law.

Although we have implemented controls designed to ensure compliance with applicable Trade Controls, our failure to successfully comply therewith may expose us to negative legal and business consequences, potentially including civil or criminal penalties, government investigations, and financial and reputational harm, which could have a material adverse effect on our business, financial condition, results of operations and prospects.

Increased labor costs, compliance with labor laws and regulations and failure to maintain good relations with labor unions may adversely affect our results of operations.

We are required to comply with extensive labor regulations in each of the countries in which we have employees, including with respect to wages, social security benefits and termination payments. If we fail to comply with these regulations we may face labor claims and government fines, which could have a material adverse effect on our business, financial condition, results of operations and prospects. We use the services of freelancers to promote our offerings. There can be no guarantee that the relationship we have with these freelancers will not be viewed as an employment arrangement, which may lead to an increase in our personnel expenses.

Governments may adopt laws, regulations and other measures requiring companies in the private sector to increase wages and provide specified benefits to employees. Additionally, although we currently compensate members of our JForce program as independent sales consultants, it is possible that certain jurisdictions may reclassify them as employees, which would require us to change their compensation and benefits structure. We may face pressure from our labor unions or otherwise to increase employee salaries, and we face the risk that other labor-related disputes may arise. Labor disputes that result in strikes or other disruptions could have a material adverse effect on our business, financial condition, results of operations and prospects.

Our risk management and compliance structure was implemented only recently, and there is a risk that it may prove inadequate.

Currently, we lack a dedicated centralized compliance function. However, we recently began implementing a group-wide risk management and compliance program that is aimed at preventing corruption, fraud and other criminal or other forms of non-compliance by our management, employees, consultants, agents and sellers. Although we seek to improve the effectiveness and efficiency of this program and the frequency at which we perform systematic compliance checks, given the broad scope of our operations and, in particular, the fact that corruption and extortion are common in some countries in which we currently operate or in which we have operated in the past, such controls may prove to be insufficient to prevent or detect non-compliant conduct. Additionally, certain employees, consultants, agents or sellers may still engage in illegal practices or corruption to win business or to conspire in order to circumvent our compliance controls. Similarly, our risk management function may fail to identify, mitigate or manage relevant risk exposures. For example, we have identified failures of our internal controls in the past, including an allegation of fraudulent local management behavior in contravention of company policy with respect to cash management, and while we have implemented improvements to, and routinely monitor, our internal controls at a country and group level, we cannot be sure that such internal control procedures will prove effective or that our policies will be followed.

Non-compliance with applicable laws and regulations may harm our reputation and ability to compete and result in legal action, criminal and civil sanctions, or administrative fines and penalties, such as a loss of business licenses or permits, against us, members of our governing bodies and our employees. They may also result in damage claims by third parties or other adverse effects, including class action lawsuits or enforcement actions by national and international regulators resulting in limitations to our business).

Any failure of our compliance structure to prevent or detect non-compliant behavior could have a material adverse effect on our business, financial condition, results of operations and prospects.

We may not be able to adequately protect our intellectual property against infringements from third parties.

We believe that our intellectual property, including consumer data, copyrights, brands, trademarks, trade secrets and proprietary technology, is critical to our success. We have developed, and will continue to develop, a substantial quantity of proprietary software, processes and other know-how, including assortment related know-how, that are especially important to our operations. However, we may not be able to obtain effective protection for such intellectual property or other proprietary know-how in all relevant countries. If the laws and regulations applicable to our intellectual property change, this may make it even more difficult to effectively protect such intellectual property.

In addition, we may be required to spend significant funds on monitoring and protecting our intellectual property and there is no guarantee that we can successfully discover all infringements, misappropriations or other violations of our intellectual property and pursue them successfully. We provide certain information to third-party service providers who help us assess the performance of our business, such as Google Analytics. Consequently, we only have limited control to ensure that such information is not misused by the relevant third-party service providers or passed on to other third parties, including our competitors.

If we initiate litigation against infringements of our intellectual property, such litigation may prove costly and there is no guarantee that it will ultimately be successful and that the rulings we obtain will adequately remedy the damage we have suffered. Where we rely on contractual agreements to protect our intellectual property, such agreements may be found to be invalid or unenforceable. Furthermore, some of our intellectual property could be challenged or found invalid through administrative processes or litigation, and third parties may independently develop or otherwise acquire equivalent intellectual property.

An inability to adequately protect our intellectual property could have a material adverse effect on our business, financial condition, results of operations and prospects.

We may be accused of infringing on the intellectual property of third parties.

As we utilize a variety of intellectual property for our business, consumers, regulatory authorities or other third parties may allege that intellectual property we use infringes on their intellectual property, and we may therefore become subject to allegations and litigation. Even unfounded allegations of infringement may adversely affect our reputation and business and may require significant resources to defend against. If we try to obtain licenses from such third parties to settle any disputes, there is no guarantee that such licenses will be available to us on acceptable terms, or at all, in which case we may be required to alter our brands or change the way we currently operate.

In addition, we may not be able to continue to market certain goods in instances where our suppliers manufacture these goods without regard for the intellectual property rights of third parties. Furthermore, some of the agreements we entered into with third parties may contain clauses regarding the protection of their intellectual property licensed to us. A violation of these clauses, such as the unauthorized sub licensing or disclosure of a confidential source code, may require us to pay significant penalties, prevent us from utilizing such intellectual property in the future and may result in litigation against us. Moreover, some of our proprietary technology was developed on the basis of licensed proprietary and non-proprietary software that we licensed from third parties. If these licenses were to be challenged or found invalid through litigation or other proceedings, we may be unable to continue utilizing such proprietary technology.

Any infringements on the intellectual property of third parties could have a material adverse effect on our business, financial condition, results of operations and prospects.

We may be unable to acquire, utilize and maintain our domains and trademarks.

We have registered various word and figurative trademarks as well as internet domains and expect to register additional similar rights in the future. These rights are regulated by the relevant regulatory bodies and subject to trademark laws and other related laws in the countries in which we have registered them.

If we cannot obtain or maintain our existing or future word and figurative trademarks as well as internet domains on reasonable terms, we may be forced to incur significant additional expenses or be unable to operate our business as intended. Furthermore, the regulations governing domain names and laws protecting trademarks and similar proprietary rights could change (e.g., through the establishment of additional generic or country code top level domains or changes in registration processes), which may prevent us from using these rights as intended. In addition, we may not be able to prevent third parties from registering and utilizing domains and trademarks that interfere with those that we have registered.

An inability to maintain our domains and trademarks could have a material adverse effect on our business, financial condition, results of operations and prospects.

We may be involved in litigation or other proceedings that could adversely affect our business.

In the ordinary course of our business activities, we are regularly exposed to various litigation, particularly in the areas of product warranty, delays of payments or deliveries, competition law, intellectual property disputes, labor disputes and tax matters. Such litigation is subject to inherent uncertainties, and unfavorable rulings could require us to pay monetary damages or provide for an injunction prohibiting us from performing a critical activity, such as marketing certain goods. Even if legal claims brought against us are without merit, defending against such claims could be time-consuming and expensive and could divert management’s attention from other business concerns. Additionally, we may decide to settle such claims, which could prove expensive to us.

If we become involved in litigation or other proceedings, this could have a material adverse effect on our business, financial condition, results of operations and prospects.

We use standardized documents, contracts and terms and conditions, compounding the negative impact on our business if any clause is held to be void.

We use standardized documents, contracts and terms and conditions to govern our relationships with a large number of sellers and consumers. If such documents, contracts or terms and conditions are found to contain provisions that are interpreted in a manner disadvantageous to us, or if any clauses are held to be void and thereby replaced by statutory provisions that are disadvantageous to us, a large number of our contractual relationships could be affected.

In addition, standardized terms and conditions must comply with the statutory laws on general terms and conditions in the various countries in which we currently operate, which means that in many countries such standardized terms and conditions are subject to intense scrutiny by the courts. We cannot guarantee that all standardized terms and conditions we use currently comply and will continue to comply with the relevant requirements. Even if terms and conditions are prepared with legal advice, it is impossible for us to guarantee that they are valid, given that changes may continue to occur in the laws applicable to such terms and conditions and/or their interpretation by the courts.

If clauses in our standardized documents, contracts or terms and conditions are found to be void, this could have a material adverse effect on our business, financial condition, results of operations and prospects.

We are subject to customs and foreign trade regulations that may require us to modify our current business practices and incur increased costs or could result in a delay in processing goods through customs, which may limit our growth and cause us to suffer reputational damage.

We import a large number of goods and services as part of our day-to-day business and such imports and exports may be subject to customs or foreign trade regulations. In addition, we rely on third parties, in particular our sellers, to make certain import, export or customs declarations and we therefore only have limited control over such declarations. Any non-compliance with customs or foreign trade regulations could lead to the imposition of fines or result in our goods being seized, in which case delivery of our goods may be delayed or fail entirely. If these laws or regulations were to change or were violated by our management, employees or sellers, we could experience delays in shipments of our goods, be subject to fines or penalties, or suffer reputational harm, which could reduce demand for our services and negatively impact our results of operations.

Legal requirements are frequently changed and subject to interpretation, and we are unable to predict the ultimate cost of compliance with these requirements or their effects on our operations. We may be required to make significant expenditures or modify our business practices to comply with existing or future laws and regulations, which may increase our costs and materially limit our ability to operate our business.

Our business depends on our ability to source and distribute goods in a timely manner. As a result, we rely on the free flow of goods through open and operational ports worldwide. Labor disputes or other disruptions at ports create significant risks for our business, particularly if work slowdowns, lockouts, strikes or other disruptions occur. Any of these factors could result in reduced sales or cancelled orders, which may limit our growth and damage our reputation and have a material adverse effect on our business, financial condition, results of operations and prospects.

Our business is subject to the general tax environment in the countries in which we currently operate, and any changes to this tax environment may increase our tax burden.

Our business is subject to the general tax environment in the countries in which we currently operate. Our ability to use tax loss carryforwards and other favorable tax provisions depends on national tax laws and their interpretation in these countries. Changes in tax legislation, administrative practices or case law could increase our tax burden and such changes might even occur retroactively. Furthermore, tax laws may be interpreted differently by the competent tax authorities and courts, and their interpretation may change at any time, which could lead to an increase of our tax burden. For example, in a number of countries, tax authorities seek to characterize income from the provision of services as royalties under their domestic legislation and/or tax treaties, which would lead to the imposition of withholding tax and may significantly increase our tax burden. In addition, legislators and tax authorities may change territoriality rules or their interpretation for the application of value-added tax (“VAT”) on cross border services, which may lead to significant additional payments for past and future periods. In addition, court decisions are sometimes ignored by competent tax authorities or overruled by higher courts, which could lead to higher legal and tax advisory costs and create significant uncertainty.

Tax authorities in various countries are currently reviewing the appropriate treatment of e-commerce activities. Due to the global nature of our e-commerce business, various countries might attempt to levy additional sales, income or other taxes relating to our activities. Such new tax regulation may subject us or our consumers to additional taxes, which would increase our tax burden and may reduce the attractiveness of our online offering. In certain countries in which we operate, VAT rates are especially high. For example, the VAT is 20% in Morocco and 18.2% in Ivory Coast. In such countries, we face the risk that organizational sellers on our marketplace may attempt to transact as individual sellers in order to avoid the responsibility of collecting VAT. Sellers may also seek to structure their operations in a way that facilitates the non-payment of VAT. New taxes could also result in additional costs necessary to collect the data required to assess these taxes and to remit them to the relevant tax authorities.

In some of the countries in which we currently operate, tax authorities may also use the tax system to advance their agenda and may exercise their discretion in ways that may be perceived as selective or arbitrary, or in a manner that could be seen as being influenced by political or commercial considerations. Accordingly, we may face unfounded tax claims in such countries.

We are subject to audits by tax officials in various jurisdictions in which we operate. For example, in Germany, the authorities challenged the status of some of the Group’s German partnerships as entrepreneurs. A loss of such entrepreneur status would have resulted in substantial additional VAT assessments. We have reached a joint understanding with the competent tax authorities, according to which the German partnerships in question should be regarded as entrepreneurs, provided certain conditions are met. We cannot guarantee that the tax authorities will not change their view on the status of such partnerships for past or future periods. While we are making good progress toward meeting these conditions, any failure to meet them in a timely manner, or any changes in the tax authorities’ view, may result in substantial additional VAT assessments.

We are also in ongoing discussions with the German authorities regarding corporate income tax treatment of services rendered by these partnerships. While we believe the position of the German tax authorities on this issue is not correct and would not be successful when challenged in court, we may be required to pay additional corporate income taxes in an upper single to very low double digit euro million amount if the tax authorities’ view were to prevail. See also Note 16 to our audited consolidated financial statements included elsewhere in this prospectus.

Taxes actually assessed in future tax audits for periods not yet covered by this last tax audit may exceed the taxes already paid by us. As a result, we may be required to make significant additional tax payments with respect to previous periods. Furthermore, the competent tax authorities could revise their original tax assessments (e.g., with respect to the recognition of invoiced value added taxes). Any tax assessments that deviate from our expectations could lead to an increase in our tax burden. In addition, we may be required to pay interest on these additional taxes as well as late filing penalties.

Changes in the tax environment and future tax audits could have a material adverse effect on our business, financial condition, results of operations and prospects.

Certain of our cross-border business dealings may trigger unforeseen adverse tax consequences.

We are an internationally operating enterprise continuously engaged in cross-border business dealings which may trigger unforeseen adverse tax consequences in Germany and abroad, in particular with respect to transfer pricing issues. While our business operations focus on six regions in Africa, our Company is incorporated in Germany and we manage our operations on a decentralized basis at our headquarters in Dubai. Our technology and data team is predominantly located in Portugal.

This high degree of interconnectivity necessitates the cross-border transfer of certain goods and services including services, from and between us, our subsidiaries and affiliates. Tax authorities often challenge the prices charged for intra-group services. Past and current intra-group transfer prices, particularly those for services rendered by the Company, including the provision of technology, management services, personnel or financing could be deemed to not be at arm’s length.

Additionally, in light of the fact that these intra-group services are usually not offered to third parties, it may become difficult for us to mitigate intra-group transfer price risks by documenting the prices, particularly paid in comparable transactions by or with independent third parties. The preparation of customary transfer price documentation may also be delayed due to the need to hire an external advisory team with the resources to prepare such transfer price documentation for us.

In addition, we may be unaware of or infringe upon tariffs, quotas, customs and export control regulations, trading bans or similar restrictions, thereby creating exposure to the risk of fines and sanctions.

The materialization of any of the risks described above could have a material adverse effect on our business, financial condition, results of operations and prospects.

We are subject to tax laws and regulations in Germany and numerous other countries. Our tax burden may increase as a consequence of future tax treatment of dividend payments, non-deductibility of interest payments, current or future tax assessments or court proceedings based on changes in domestic or foreign tax laws and double taxation treaties or changes in the application or interpretation thereof.

We are a German tax resident and, accordingly, subject to the tax laws and regulations of Germany. We operate in a number of African countries and have shared service centers in certain European countries as well as in the United Arab Emirates, subjecting several of our entities to the tax laws of these countries. Our tax burden depends on various aspects of tax laws and regulations including double taxation treaties as well as their respective application and interpretation. Amendments to tax laws and double taxation treaties, for example, an increase of statutory tax rates or the limitation of double tax relief, may have a retroactive effect, and their application or interpretation by tax authorities or courts is subject to change and may cause an increase in our tax burden. Furthermore, tax authorities occasionally limit court decisions to their specific facts by way of non-application decrees. This may also increase our tax burden.

Prior to the consummation of this offering, we streamlined our group structure by exchanging interests held by current or former members of management, employees, supporters or business partners in our subsidiaries into shares of the Company. While we do not believe that these transactions triggered adverse tax consequences for which we are liable, there is no guarantee that tax authorities will agree with this assessment.

As a holding company, our ability to distribute dividends depends largely on dividend payments made by our subsidiaries. Among other things, these intra-group distributions are subject to withholding tax (Kapitalertragsteuer) on multiple intra-group levels. No assurance can be given that the taxation of intra-group distributions may not negatively affect our ability to pay dividends in the future.

Thin-capitalization rules in various countries restrict the tax deductibility of interest expenses and the possibility of companies to carry forward non-deducted interest expenses to future assessment periods. As the interpretation of these rules is not entirely clear in many countries, it cannot be ruled out that the competent tax authorities will take a different view regarding the tax deductibility of interest expenses than our entities.

Our entities are or may become party to tax proceedings. The outcome of such tax proceedings may not be predictable and may be detrimental to us.

The materialization of any of the risks described above could have a material adverse effect on our business, financial condition, results of operations and prospects.

Risks Related to our Initial Public Offering and Ownership of our ADSs

There has been no public market for our ADSs or our ordinary shares prior to this offering, and there is no guarantee that an active and liquid market for our ADSs will develop.

Prior to this initial public offering, there was no public market for our ADSs or our ordinary shares, and we cannot assure you that one will develop or be sustained after this offering. If a market does not develop or is not sustained, it may be difficult for you to sell your ADSs. Public trading markets may also experience volatility and disruption. This may affect the pricing of our ADSs in the secondary market, the transparency and availability of trading prices, the liquidity of our ADSs and the extent of regulation applicable to us. We cannot predict the prices at which our ADSs will trade. The initial public offering price for our ADSs will be determined through our negotiations with the underwriters and may not bear any relationship to the market price at which our ADSs will trade after this offering or to any other established criteria of the value of our business.

In the course of past financing rounds we received investments based on valuations of our business by individual investors at the relevant times. Such individual valuations were not confirmed by independent experts and reflect the personal valuation criteria of the relevant investors as well as the specific circumstances under which these investments were made. Consequently, these valuations may have exceeded the valuations at which other parties would have been willing to invest in us. Potential investors should therefore not place undue reliance on past valuations.

In addition, it is possible that, in future quarters, our operating results may be below the expectations of securities analysts and investors. As a result of these and other factors, the price of our ADSs may decline.

Investor perceptions of risks in emerging economies could reduce investor appetite for investments in these countries or for the securities of issuers operating in these countries.

Investing in securities of issuers in emerging markets generally involves a higher degree of risk than investing in securities of corporate or sovereign issuers from more developed countries. Economic crises in one or more emerging market countries may reduce overall investor appetite for securities of emerging market issuers generally, even for emerging market issuers located outside the regions directly affected by the crises. Past economic crises in emerging markets, such as in South America and Russia, have often resulted in significant outflows of international capital from emerging markets and caused emerging market issuers to face higher costs for raising funds, and in some cases have effectively impeded access to international capital markets for extended periods.

Thus, even if the economies of the countries in which we operate remain relatively stable, financial turmoil in any emerging market country could have a material adverse effect on our business, financial condition, results of operations and prospects.

The market price of our ADSs could fluctuate significantly, which could result in substantial losses for purchasers of our ADSs in this offering.

Following this offering, the market price of our ADSs will be affected by the supply and demand for our ADSs, which may be influenced by numerous factors, many of which are beyond our control, including:

•	fluctuation in actual or projected results of operations;

•	changes in projected earnings or failure to meet securities analysts’ earnings expectations;

•	the absence of analyst coverage;

•	negative analyst recommendations;

•	changes in trading volumes in our ADSs;

•	changes in our shareholder structure;

•	changes in macroeconomic conditions;

•	the activities of competitors and sellers;

•	changes in the market valuations of comparable companies;

•	changes in investor and analyst perception with respect to our business or the e-commerce industry in general; and

•	changes in the statutory framework applicable to our business.

As a result, the market price of our ADSs may be subject to substantial fluctuation.

In addition, general market conditions and fluctuation of share prices and trading volumes could lead to pressure on the market price of our ADSs, even if there may not be a reason for this based on our business performance or earnings outlook. Furthermore, investors in the secondary market may view our business more critically than investors in this offering, which could adversely affect the market price of our ADSs in the secondary market. In addition, prices for e-commerce or technology companies have traditionally been more volatile compared to share prices for companies from other industries.

If the market price of our ADSs declines as a result of the realization of any of these risks, investors could lose part or all of their investment in our ADSs.

Additionally, in the past, when the market price of a stock has been volatile, holders of that stock have sometimes instituted securities class action litigation against the company that issued the shares. If any of our shareholders brought a lawsuit against us, we could incur substantial costs defending the lawsuit. Such a lawsuit could also divert the time and attention of our management from our business, which could significantly harm our profitability and reputation.

Following this offering, our existing shareholders will retain a significant interest in us, and their interests may conflict with ours or those of our other shareholders.

Following the completion of this offering, our existing shareholders will continue to own approximately         % of our outstanding share capital (if the underwriters exercise their option to purchase additional ADSs from us in full) and therefore retain a majority of the votes in our shareholders’ meeting. The interests of our existing shareholders may deviate from our interests or those of our other shareholders. Certain measures and transactions, including dividend payments, may be impossible to implement without the support of our existing shareholders. In addition, some of our existing shareholders hold various interests in a number of companies, including companies active in the e-commerce industry, and conflicts of interests may arise between these investments and our interests.

Conflicts between the interests of our existing shareholders and our interests or those of our other shareholders may have a material adverse effect on our business, financial condition, results of operations and prospects.

We do not expect to pay any dividends in the foreseeable future.

We have not yet paid any dividends to our shareholders and do not currently intend to pay dividends for the foreseeable future. Under German corporate law, dividends may only be distributed from our net retained profit (Bilanzgewinn). The net retained profit is calculated based on our unconsolidated financial statements prepared in accordance with German generally accepted accounting principles of the German Commercial Code (Handelsgesetzbuch). Such accounting principles differ from International Financial Reporting Standards, as adopted by the European Union, in material respects.

Our ability to pay dividends therefore depends upon the availability of sufficient net retained profits. In addition, future financing arrangements may contain covenants that impose restrictions on our business and on our ability to pay dividends under certain circumstances.

Any determination to pay dividends in the future will be at the discretion of our management board and will depend upon our results of operations, financial condition, contractual restrictions, including restrictions imposed by existing or future financing agreements, restrictions imposed by applicable laws and other factors management deems relevant.

Consequently, we may not pay dividends in the foreseeable future, or at all, and any return on investment in our ADSs is solely dependent upon the appreciation of the price of our ADSs on the open market, which may not occur. See “Dividend Policy.”

We will incur increased costs as a result of operating as a public company, and our management will be required to devote substantial time to new compliance initiatives and corporate governance practices.

As a public company, and particularly if we were to lose our status as an emerging growth company in the future, we will incur significant legal, accounting and other expenses that we did not incur as a private company. The Sarbanes-Oxley Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act, the listing requirements of                  and other applicable securities rules and regulations impose various requirements on public companies, including establishment and maintenance of effective disclosure and financial controls and corporate governance practices. Our management and other personnel will need to devote a substantial amount of time to these compliance initiatives. Moreover, these rules and regulations will increase our legal and financial compliance costs and will make some activities more time-consuming and costly. For example, we expect that these rules and regulations may make it more difficult and more expensive for us to obtain director and officer liability insurance.

We are evaluating these rules and regulations, and cannot predict or estimate the amount of additional costs we may incur or the timing of such costs. These rules and regulations are often subject to varying interpretations, in many cases due to their lack of specificity, and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices.

We are not currently required to comply with the rules of the SEC implementing Section 404 of the Sarbanes-Oxley Act, or Section 404, and therefore are not required to make a formal assessment of the effectiveness of our internal control over financial reporting for that purpose. Upon becoming a publicly traded company, we will be required to comply with the SEC’s rules implementing Sections 302 and 404 of the Sarbanes-Oxley Act, which will require management to certify financial and other information in our annual reports and attest to the effectiveness of control over financial reporting. Though we will be required to disclose material changes in internal control over financial reporting on an annual basis, we will not be required to make our annual assessment of our internal control over financial reporting pursuant to Section 404 until the year of our second annual report required to be filed with the SEC.

To achieve compliance with Section 404 within the prescribed period, we will be engaged in documenting and evaluating our internal control over financial reporting, which is both costly and challenging. In this regard, we will need to continue to dedicate internal resources, potentially engage outside consultants and adopt a detailed work plan to assess and document the adequacy of internal control over financial reporting, continue steps to improve control processes as appropriate, validate through testing that controls are functioning as documented and implement a continuous reporting and improvement process for internal control over financial reporting. We currently have limited appropriately qualified accounting personnel, and we have begun the process of evaluating the adequacy of our accounting personnel staffing and training level and other matters related to our internal control over financial reporting. Despite our efforts, our overall control environment is still immature and may expose us to errors, losses or fraud. Hence, there is a risk that we will not be able to conclude, within the prescribed timeframe or at all, that our internal control over financial reporting is effective as required by Section 404. If we identify material weaknesses once we are a public company, it could result in an adverse reaction in the financial markets due to a loss of confidence in the reliability of our financial statements. As a result, the market price of our ADSs could be negatively affected, and we could become subject to investigations by the stock exchange on which our ADSs are listed, the SEC or other regulatory authorities, which could require additional financial and management resources.

Additionally, while we remain an emerging growth company, we will not be required to include an attestation report on internal control over financial reporting issued by our independent registered public accounting firm. Furthermore, after the date we are no longer an emerging growth company, our independent registered public accounting firm will only be required to attest to the effectiveness of our internal controls over financial reporting depending on our market capitalization. An independent assessment of the effectiveness of our internal controls could detect problems that our management’s assessment might not.

The consequences of being a public company could have a material adverse effect on our business, financial condition, results of operations and prospects.

We may not be able to adapt our internal controls as well as our reporting and risk management procedures to the requirements of a public company.

We will need to develop the expertise necessary to comply with the numerous regulatory and other requirements applicable to publicly listed companies, including requirements relating to corporate governance, listing standards, notification requirements and securities and investor relations issues, which will divert management attention and may prove costly.

During the process of adapting our internal controls as well as our reporting and risk management procedures to the requirements of a publicly listed company, we may discover material weaknesses or significant deficiencies and there is no guarantee that we will be able to implement adequate procedures in a timely manner, or at all. Consequently, we may be unable to detect and react to risks arising in the course of our business. In addition, any failure to establish or maintain an effective system of internal controls over financial reporting could limit our ability to report our financial results accurately and in a timely manner or to detect and prevent fraud.

An inability to adapt our internal controls as well as our reporting and risk management procedures to the requirements of a public company could have a material adverse effect on our business, financial condition, results of operations and prospects.

Future offerings of debt or equity securities by us could adversely affect the market price of our ADSs, and future issuances of equity securities could lead to a substantial dilution of our shareholders.

We may require additional capital in the future to finance our business operations and growth. The Company may seek to raise such capital through the issuance of additional ADSs or debt securities with conversion rights (e.g., convertible bonds and option rights). An issuance of additional ADSs or debt securities with conversion rights could potentially reduce the market price of our ADSs and the Company currently cannot predict the amounts and terms of such future offerings.

If such offerings of equity or debt securities with conversion rights are made without granting subscription rights to our existing shareholders, these offerings would dilute the economic and voting rights of our existing shareholders. In addition, such dilution may arise from the acquisition or investments in companies in exchange, fully or in part, for newly issued ADSs, options granted to our business partners or from the exercise of stock options by our employees in the context of existing or future stock option programs or the issuance of ADSs to employees in the context of existing or future employee participation programs.

Any future issuance of ADSs could reduce the market price of our ADSs and dilute the holdings of existing shareholders.

Future sales by major shareholders could materially adversely affect the market price of our ADSs.

For various reasons, shareholders may sell all or some of our ADSs, including in order to diversify their investments. Sales of a substantial number of our ADSs in the public market following the successful completion of the offering, or the perception that such sales might occur, could depress the market price of our ADSs and could impair our ability to raise capital through the sale of additional equity securities.

We have broad discretion in the use of the net proceeds from this offering and may not use them effectively.

Our management will have considerable discretion in the application of the net proceeds from this offering and could spend the proceeds in ways that do not improve our results of operations or enhance the value of our ADSs. Shareholders may not be able to assess whether the proceeds are being used appropriately. We have not quantified or allocated any specific portion or range of the net proceeds to us for any particular purpose. The failure by our management to apply these funds effectively could result in financial losses that could have a material adverse effect on our business and cause the price of our ADSs to decline. See “Use of Proceeds.”

An investment in our ADSs by an investor whose principal currency is not the Euro may be affected by exchange rate fluctuation.

Our ADSs are, and any dividends to be paid in respect of them will be, denominated in euros. An investment in our ADSs by an investor whose principal currency is not the euro will expose such investor to exchange rate risks. Any depreciation of the euro in relation to the principal currency of the respective investor will reduce the value of the investment in our ADSs or any dividends in relation to such currency.

If securities or industry analysts do not publish research or publish inaccurate or unfavorable research about our business, the market price for our ADSs and trading volume could decline.

The trading market for our ADSs will depend in part on the research and reports that securities or industry analysts publish about us or our business. If securities or industry analyst coverage results in downgrades of our ADSs or publishes inaccurate or unfavorable research about our business, our ADS price would likely decline. If one or more of these analysts cease coverage of us or fail to publish reports on us regularly, we could lose visibility in the financial markets and demand for our ADSs could decrease, which, in turn, could cause the market price or trading volume for our ADSs to decline significantly.

Investors may have difficulty enforcing civil liabilities against us or the members of our management and supervisory board.

We are incorporated in Germany and conduct substantially all of our operations in Africa through our subsidiaries.              members of our management and supervisory board are non-residents of the United States. The majority of our assets and the assets of              members of our management and supervisory board are located outside the United States. As a result, it may not be possible, or may be very difficult, to serve process on company representatives or the company in the United States, or to enforce judgments obtained in U.S. courts against company representatives or the company based on civil liability provisions of the securities laws of the United States.

There is no treaty between the United States and Germany for the mutual recognition and enforcement of judgments (other than arbitration awards) in civil and commercial matters. Therefore, a final judgment for the payment of money rendered by any federal or state court in the United States based on civil liability, whether or not predicated solely upon the U.S. federal securities laws, would not be enforceable in Germany unless the underlying claim is re-litigated before a German court of competent jurisdiction.

Based on the foregoing, there can be no assurance that U.S. investors will be able to enforce any judgments obtained in U.S. courts in civil and commercial matters, including judgments under the U.S. federal securities laws, against us or members of our management board and supervisory board. In addition, there is doubt as to whether a German court would impose civil liability on us or the members of our management and supervisory board in an original action predicated solely upon the U.S. federal securities laws brought in a court of competent jurisdiction in Germany against us or such members, respectively.

Holders of our ADSs may be subject to limitations on transfer of their ADSs.

Our ADSs are transferable on the books of the depositary. However, the depositary may close its transfer books at any time or from time to time when it deems expedient in connection with the performance of its duties. In addition, the depositary may refuse to deliver, transfer or register transfers of ADSs generally when our books or the books of the depositary are closed, or at any time if we or the depositary deems it advisable to do so because of any requirement of law or of any government or governmental body, or under any provision of the deposit agreement, or for any other reason.

The exercise of voting rights of holders of our ADSs is limited by the terms of the deposit agreement.

Holders of our ADSs may exercise their voting rights with respect to the ordinary shares underlying their ADSs only in accordance with the provisions of the deposit agreement. Upon receipt of voting instructions from a holder of our ADSs in the manner set forth in the deposit agreement, the depositary for our ADSs will endeavor to vote such holder’s underlying ordinary shares in accordance with these instructions. Under our articles of association, the minimum notice period required for convening a general meeting corresponds to the statutory minimum period, which is currently 30 days. When a general meeting is convened, a holder of our ADSs may not receive sufficient notice of a shareholders’ meeting to permit such holder to withdraw its ordinary shares to allow the holder to cast its vote with respect to any specific matter at the meeting. In addition, the depositary and its agents may not be able to send voting instructions to a holder of our ADSs or carry out such holder’s voting instructions in a timely manner. We will make all reasonable efforts to cause the depositary to extend voting rights to a holder of our ADSs in a timely manner, but such holder may not receive the voting materials in time to ensure that such holder can instruct the depositary to vote its shares. Furthermore, the depositary and its agents will not be responsible for any failure to carry out any instructions to vote, for the manner in which any vote is cast or for the effect of any such vote. As a result, a holder of our ADSs may not be able to exercise its right to vote and may lack recourse if the ordinary shares are not voted as requested by such holder.

The rights of shareholders in companies subject to German corporate law differ in material respects from the rights of shareholders of corporations incorporated in the United States.

Upon the completion of this offering, we will be a German stock corporation (Aktiengesellschaft). Our corporate affairs are governed by our articles of association and by the laws governing stock corporations incorporated in Germany. The rights of shareholders and the responsibilities of members of our management board and supervisory board may be different from the rights and obligations of shareholders in companies governed by the laws of U.S. jurisdictions. In the performance of their duties, our management board and supervisory board are required by German law to consider the interests of our company, its shareholders, its employees and other stakeholders. It is possible that some of these parties will have interests that are different from, or in addition to, your interests as a shareholder.

German and European insolvency laws are substantially different from U.S. insolvency laws and may offer our shareholders less protection than they would have under U.S. insolvency laws.

As a company with its registered office in Germany, we are subject to German insolvency laws in the event any insolvency proceedings are initiated against us including, among other things, Regulation (EU) 2015/848 of the European Parliament and of the Council of May 20, 2015 on insolvency proceedings. Should courts in another European country determine that the insolvency laws of that country apply to us in accordance with and subject to such EU regulations, the courts in that country could have jurisdiction over the insolvency proceedings initiated against us. Insolvency laws in Germany or the relevant other European country, if any, may offer our shareholders less protection than they would have under U.S. insolvency laws and make it more difficult for our shareholders to recover the amount they could expect to recover in a liquidation under U.S. insolvency laws.

We are eligible to be treated as an emerging growth company, as defined in the Securities Act, and we cannot be certain if the reduced disclosure requirements applicable to emerging growth companies will make our ADSs less attractive to investors, given that we may rely on these exemptions.

We are eligible to be treated as an “emerging growth company,” as defined in Section 2(a) of the Securities Act, as modified by the JOBS Act, and we may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies” including, but not limited to, presenting only limited selected financial data in the registration statement on Form F-1 of which this prospectus is a part and not being required to comply with the auditor attestation requirements of Section 404 in subsequent Annual Reports filed on Form 20-F. As a result, our shareholders may not have access to certain information that they may deem important. We could be an emerging growth company for up to five years, although circumstances could cause us to lose that status earlier, including if our total annual gross revenue exceeds $1.07 billion, if we issue more than $1.00 billion in non-convertible debt securities during any three-year period, or if we are a large accelerated filer and the market value of our ADSs held by non-affiliates exceeds $700 million as of the end of any second quarter before that time.

We cannot predict if investors will find our ADSs less attractive if we rely on these exemptions. If some investors find our ADSs less attractive as a result, there may be a less active trading market for our ADSs and our ADS price may be more volatile.

As a foreign private issuer, we will not be subject to U.S. proxy rules and will be subject to Exchange Act reporting obligations that, to some extent, are more lenient and less frequent than those of a U.S. domestic public company.

Upon completion of this offering, we will report under the Exchange Act as a non-U.S. company with foreign private issuer status. Because we qualify as a foreign private issuer under the Exchange Act and although we are subject to German laws and regulations with regard to such matters and intend to furnish quarterly trading updates and half year interim reports to the SEC, we are exempt from certain provisions of the Exchange Act that are applicable to U.S. domestic public companies, including (1) the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act, (2) the sections of the Exchange Act requiring insiders to file public reports of their share ownership and trading activities and liability for insiders who profit from trades made in a short period of time and (3) the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q containing unaudited financial and other specified information, although we intend to provide certain quarterly information on Form 6-K. In addition, foreign private issuers are not required to file their annual report on Form 20-F until 120 days after the end of each fiscal year, while U.S. domestic issuers that are accelerated filers are required to file their annual report on Form 10-K within 75 days after the end of each fiscal year and U.S. domestic issuers that are large accelerated filers are required to file their annual report on Form 10-K within 60 days after the end of each fiscal year. Foreign private issuers are also exempt from Regulation FD, which is intended to prevent issuers from making selective disclosures of material information. As a result of all of the above, holders of our ADSs may not have the same protections afforded to shareholders of a company that is not a foreign private issuer.

We may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses.

As discussed above, we are a foreign private issuer, and therefore, we are not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act. The determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter, and, accordingly, the next determination will be made with respect to us on June 30, 2019.

In the future, we would lose our foreign private issuer status if (1) more than 50% of our outstanding voting securities are owned by U.S. residents and (2) a majority of our directors or executive officers are U.S. citizens or residents, or we fail to meet additional requirements necessary to avoid loss of foreign private issuer status. If we lose our foreign private issuer status, we will be required to file with the SEC periodic reports and registration statements on U.S. domestic issuer forms, which are more detailed and extensive than the forms available to a foreign private issuer. We will also have to mandatorily comply with U.S. federal proxy requirements, and our officers, directors and principal shareholders will become subject to the short-swing profit disclosure and recovery provisions of Section 16 of the Exchange Act. In addition, we will lose our ability to rely upon exemptions from certain corporate governance requirements under the listing rules of                 . As a U.S. listed public company that is not a foreign private issuer, we would incur significant additional legal, accounting and other expenses that we would not incur as a foreign private issuer. These expenses would relate to, among other things, the obligation to present our financial information in accordance with U.S. GAAP in the future. Additionally, a loss of our foreign private issuer status would divert our management’s attention from other business concerns, which could have a material adverse effect on our business, financial condition, results of operations and prospects.

As we are a foreign private issuer and intend to follow certain home country corporate governance practices, holders of our ADSs may not have the same protections afforded to shareholders of companies that are subject to all                  corporate governance requirements.

As a foreign private issuer, we have the option to follow certain home country corporate governance practices rather than those of                 , provided that we disclose the requirements we are not following and describe the home country practices we are following. The standards applicable to us are considerably different than the standards applied to domestic U.S. issuers. For instance, we are not required to:

•	have a majority of the board be independent (although all of the members of the audit committee must be independent under the U.S. Securities Exchange Act of 1934, as amended, or the Exchange Act);

•	have a compensation committee or a nominating or corporate governance committee consisting entirely of independent directors;

•	have regularly scheduled executive sessions with only independent directors; or

•	adopt and disclose a code of ethics for directors, officers and employees.

We have relied on and intend to continue to rely on some of these exemptions. As a result, holders of our ADSs may not have the same protections afforded to shareholders of companies that are subject to all                  corporate governance requirements.

The interpretation of the treatment of ADSs by the German tax authorities is subject to change.

The specific treatment of ADSs under German tax law is based on administrative provisions by the fiscal authorities, which are not codified law and are subject to change. Tax authorities may modify their interpretation and the current treatment of ADSs may change, as the circular issued by the German Federal Ministry of Finance (BMF-Schreiben), dated November 8, 2017, reference number IV C 1 – S 1980-1/16/10010 :010 (as amended), shows. According to this new circular, ADSs are not treated as capital participation (Kapitalbeteiligung) within the meaning of Section 2 para. 8 of the Investment Tax Code (Investmentsteuergesetz). Such changes in the interpretation by the fiscal authorities may have adverse effects on the taxation of investors.

We may become a passive foreign investment company (“PFIC”), which could result in adverse United States federal income tax consequences to United States investors.

Based on the projected composition of our income and valuation of our assets, including goodwill, we do not expect to be a PFIC for our current taxable year, and we do not expect to become one in the future, although there can be no assurance in this regard. The determination of whether or not we are a PFIC is made on an annual basis and will depend on the composition of our income and assets from time to time. Specifically, we will be classified as a PFIC for United States federal income tax purposes if either: (1) 75% or more of our gross income in a taxable year is passive income, or (2) the average percentage of our assets by value in a taxable year which produce or are held for the production of passive income (which includes cash) is at least 50%. The calculation of the value of our assets will be based, in part, on the quarterly market value of our ADSs, which is subject to change.

Although we do not expect to be a PFIC, it is not entirely clear how the contractual arrangements between us and our variable interest entities will be treated for purposes of the PFIC rules. If it were determined that we do not own the stock of our variable interest entities for United States federal income tax purposes, we may be treated as a PFIC.

If we are or were to become a PFIC, such characterization could result in adverse United States federal income tax consequences to a holder of our ADSs if such holder is a United States investor. For example, if we are a PFIC, our United States investors will become subject to increased tax liabilities under United States federal income tax laws and regulations and will become subject to burdensome reporting requirements. We cannot assure that we will not be a PFIC for our current taxable year or any future taxable year.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

The prospectus contains forward-looking statements that relate to our current expectations and views of future events. These statements relate to events that involve known and unknown risks, uncertainties and other factors, including those listed under “Risk Factors,” which may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

In some cases, these forward-looking statements can be identified by words or phrases such as “believe,” “may,” “will,” “expect,” “estimate,” “could,” “should,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. Forward-looking statements contained in this prospectus include, but are not limited to, statements about:

•	our future business and financial performance, including our revenue, operating expenses and our ability to maintain profitability and our future business and operating results;

•	our strategies, plan, objectives and goals;

•	our use of the net proceeds from the sale of shares by us in this offering; and

•	our expectations regarding the development of our industry, market size and the competitive environment in which we operate.

These forward-looking statements are subject to risks, uncertainties and assumptions, some of which are beyond our control. In addition, these forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual outcomes may differ materially from the information contained in the forward-looking statements as a result of a number of factors, including, without limitation, the risk factors set forth in “Risk Factors,” including the following:

•	we have incurred significant losses since inception and there is no guarantee that we will achieve or sustain profitability in the future;

•	we rely on external financing and may not be able to raise necessary additional capital on economically acceptable terms or at all;

•	our markets pose significant operational challenges that require us to expend substantial financial resources;

•	our business may be materially and adversely affected by an economic slowdown in any region of Africa;

•	uncertainties with respect to the legal system in certain African markets could adversely affect us;

•	our business model depends on the continued growth of e-commerce in the markets in which we currently operate;

•	we face competition, which may intensify;

•

we may not be able to maintain our existing partnerships, strategic alliances or other business relationships or enter into new ones. We may have limited control over such relationships, and these relationships may not provide the anticipated benefits;

•	we may be unable to maintain and expand our relationships with sellers or to find additional sellers for our marketplace;

•	we may fail to maintain or grow the size of our consumer base or the level of engagement of our consumers;

•	we face challenges with failed deliveries, excessive returns, late collections, unrecoverable receivables and voucher abuse, which may materially and adversely affect our business and prospects;

•	we depend on third-party carriers as part of our fulfillment process;

•	our payment service could fail to function properly, and we may not be able to expand or integrate our payment service into other online portals;

•	any failure to maintain, protect and enhance our reputation and brand may adversely affect our business;

•	we may fail to operate, maintain, integrate and upgrade our technology infrastructure, or to adopt and apply technological advances;

•	we may experience malfunctions or disruptions of our technology systems;

•	we may experience security breaches and disruptions due to hacking, viruses, fraud, malicious attacks and other circumstances;

•	we conduct a substantial amount of our business in foreign currencies, which heightens our exposure to the risk of exchange rate fluctuations; and

•	required licenses, permits or approvals may be difficult to obtain in the countries in which we currently operate, and once obtained may be amended or revoked arbitrarily or may not be renewed.

The forward-looking statements made in this prospectus relate only to events or information as of the date on which the statements are made in this prospectus. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. You should read this prospectus and the documents that we have filed as exhibits to the registration statement, of which this prospectus is a part, completely and with the understanding that our actual future results or performance may be materially different from what we expect.

USE OF PROCEEDS

We estimate that the net proceeds to us from this offering will be approximately $             (or $             if the underwriters exercise their option to purchase additional ADSs from us in full), assuming an initial public offering price of $             per ADS, which is the midpoint of the price range set forth on the cover page of this prospectus, after deducting the estimated underwriting discounts and commissions and estimated expenses of the offering that are payable by us.

Each $1.00 increase (decrease) in the assumed initial public offering price per ADS would increase (decrease) our net proceeds, after deducting the estimated underwriting discounts and estimated commissions and expenses, by $             million, assuming that the number of ADSs offered by us, as set forth on the cover of this prospectus, remains the same. Each increase (decrease) of 1,000,000 ADSs in the number of ADSs offered by us would increase (decrease) our net proceeds, after deducting the estimated underwriting discounts and commissions and estimated expenses, by approximately $             million, assuming no change in the assumed initial public offering price per share. Expenses of this offering will be paid by us.

The principal reasons for this offering are to increase our financial flexibility, increase our public profile and awareness, create a public market for our ADSs and facilitate our future access to public equity markets. We have not quantified or allocated any specific portion or range of the net proceeds to us for any particular purpose.

The amount of what, and timing of when, we actually spend for these purposes may vary significantly and will depend on a number of factors, including our future revenue and cash generated by operations and other factors described in “Risk Factors.” Accordingly, we will have broad discretion in deploying the net proceeds of this offering.

DIVIDEND POLICY

We do not anticipate paying any cash dividends on our ordinary shares in the foreseeable future. We intend to retain all available funds and any future earnings to fund the development and expansion of our business. Except as required by law, any future determination to pay cash dividends will be at the discretion of our management board and supervisory board and will be dependent upon our financial condition, results of operations, capital requirements and other factors our management board and supervisory board deem relevant.

All of the shares represented by the ADSs which are the subject of the offering contemplated by this prospectus will generally have the same dividend rights as all of our other outstanding shares. However, the depositary may limit distributions based on practical considerations and legal limitations. See “Description of American Depositary Shares—Dividends and Other Distributions.” Any distribution of dividends proposed by our management and supervisory boards requires the approval of our shareholders in a shareholders’ meeting. See “Description of Share Capital—Dividends and Other Distributions,” which explains in more detail the procedures we must follow and the German law provisions that determine whether we are entitled to declare a dividend.

For information regarding the German withholding tax applicable to dividends and related United States refund procedures, see “Taxation—German Taxation—German Taxation of Holders of ADSs.”

We have not paid dividends in the year ended December 31, 2017.

CAPITALIZATION

The table below sets forth our cash and cash equivalents and capitalization as of December 31, 2018:

•	on an actual basis, and

•

on an as adjusted basis to give effect to (i) the capital increase from own resources (Kapitalerhöhung aus Gesellschaftsmitteln) resolved upon by our shareholders’ meeting on                 , 2019, and (ii) the issuance and sale of              ADSs representing              ordinary shares in this offering by us at an assumed initial public offering price of $             per ADS, which is the midpoint of the price range set forth on the cover page of this prospectus, after deducting underwriting discounts and commissions and estimated offering expenses payable by us, as set forth under “Use of Proceeds” and excluding the underwriters’ option to purchase additional ADSs.

Investors should read this table in conjunction with our audited financial statements and notes thereto included in this prospectus as well as “Use of Proceeds,” “Selected Consolidated Financial and Operating Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

As of December 31, 2018
	Actual	As adjusted(1)
(in € millions)
Cash and cash equivalents
Total current liabilities
Share capital
Share premium
Other reserves
Retained earnings
Equity attributable to the equity holders of the Company(2)
Total capitalization

(1)

A $1.00 increase or decrease in the assumed initial public offering price of $             per ADS, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase or decrease the as adjusted amount of each of cash and cash equivalents, share capital, equity attributable to the equity holders of the Company and total capitalization by approximately $             million, assuming the number of ADSs offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions. An increase or decrease of 1,000,000 shares in the number of ADSs offered by us, as set forth on the cover page of this prospectus, would increase or decrease the as adjusted amount of each of cash and cash equivalents, share capital, equity attributable to the equity holders of the Company and total capitalization by approximately $             million, assuming no change in the assumed initial public offering price of $             per ADS, which is the midpoint of the price range set forth on the cover page of this prospectus, and after deducting the estimated underwriting discounts and commissions.

(2)	Excludes € of equity attributable to non-controlling interest.

DILUTION

If you invest in our ADSs, your ownership interest will be diluted to the extent of the difference between the initial public offering price per ADS paid by purchasers of the ADSs and the pro forma as adjusted net tangible book value per ADS immediately after the completion of this offering. As of December 31, 2018, we had a net tangible book value of €             million, corresponding to a net tangible book value of €             per ordinary share or €             per ADS based on an ordinary share to ADS ratio of              to             . Historical net tangible book value per ordinary share represents the amount of our total assets less our total liabilities, excluding intangible assets, divided by the total number of our ordinary shares outstanding at December 31, 2018. Historical net tangible book value per ADS represents the amount of our total assets less our total liabilities, excluding intangible assets, divided by the total number of our ordinary shares outstanding at December 31, 2018 converted to ADS at a ratio of                  to                 .

After giving effect to the issuance and sale of              ADSs (representing an aggregate of              ordinary shares) at an assumed offering price of $             per ADS, which is the mid-point of the price range set forth on the cover page of this prospectus, an ordinary share to ADS ratio of             , and an exchange rate of $             per euro, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma as adjusted net tangible book value as of December 31, 2018 would have been €             million (or $             million), representing €             (or $            ) per ordinary share outstanding or €             (or $            ) per ADS. This represents an immediate increase in pro forma as adjusted net tangible book value of €             (or $            ) per ordinary share outstanding or €             (or $            ) per ADS to existing shareholders and an immediate dilution in net tangible book value of €             (or $            ) per ordinary share outstanding or €             (or $            ) per ADS to new investors purchasing ADSs in this offering. Dilution for this purpose represents the difference between the price per ADS paid by these purchasers and the pro forma as adjusted net tangible book value per ADS immediately after the completion of this offering.

The following table illustrates this dilution to new investors purchasing ADSs in the offering, assuming either no exercise or full exercise of the underwriters’ option to purchase additional ADSs:

	No exercise		Full exercise
	(in €)	(in $)	(in €)	(in $)
Assumed initial public offering price per ADS
Historical net tangible book value as of December 31, 2018 per ADS
Increase in net tangible book value attributable to investors purchasing ADSs in this offering
Pro forma as adjusted net tangible book value as of December 31, 2018 per ADS
Dilution to new investors per ADS
Dilution to new investors per ordinary share outstanding (on ADS basis)

A $1.00 increase (decrease) in the assumed initial public offering price of $             per ADS would increase (decrease) our pro forma as adjusted net tangible book value after this offering by $             per ADS, and the dilution in pro forma as adjusted net tangible book value to new investors by $             per ADS, assuming that the number of ADSs offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. Each increase (decrease) of              ADSs in the number of ADSs offered by us would increase (decrease) our pro forma as adjusted net tangible book value after this offering by $             per ADS and decrease (increase) the dilution to investors participating in this offering by approximately $             per ADS, assuming that the assumed initial public offering price remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

The following table summarizes on a pro forma as adjusted basis, as of December 31, 2018, the differences between the shareholders as of December 31, 2018, and the new investors with respect to the number of ordinary shares and ADSs purchased from us (using an ordinary share to ADS ratio of              to             ), the total consideration paid (for existing shareholders, translated into US dollars at $             per euro) and the average price per ordinary share paid by existing shareholders (translated into US dollars at $             per euro) and by investors participating in this offering at an assumed initial public offering price of $             per ADS after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us and excluding the underwriters’ option to purchase additional ADSs:

	ADSs Purchased			Ordinary Shares Purchased			Total Consideration			Average Price per Share	Average Price per ADS
	Number	Percent		Number	Percent		Amount (in millions)	Percent
Existing shareholders			%			%	$		%	$	$
New investors			%			%			%

Total		100%			100%		$	100%		$	$

A $1.00 increase (decrease) in the assumed initial public offering price of $             per ADS would increase (decrease) total consideration paid by new investors by             , assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

If the underwriters exercise their option to purchase additional ADSs in full, our existing shareholders would own              ordinary shares, or         % in the aggregate, and our new investors would own              ordinary shares, or         % in the aggregate.

The number of our ordinary shares to be outstanding after this offering is based on the number of ordinary shares outstanding as of December 31, 2018.

To the extent we grant options or other equity awards to our employees or members of our management board in the future, and those options or other equity awards are exercised in the future or other issuances of our ordinary shares are made, there will be further dilution to new investors.

SELECTED CONSOLIDATED FINANCIAL AND OPERATING DATA

We have historically conducted our business through Africa Internet Holding GmbH and its subsidiaries, and therefore our historical consolidated financial statements present the results of operations of Africa Internet Holding GmbH. Prior to the consummation of this offering, Africa Internet Holding GmbH will be converted into Jumia Group AG. Following this conversion, our financial statements will present the results of operations of Jumia Group AG and its consolidated subsidiaries. Jumia Group AG’s financial statements will be the same as Africa Internet Holding GmbH’s financial statements prior to this offering.

The financial data as of and for the year ended December 31, 2017, have been derived from our audited consolidated financial statements and the related notes, which are included elsewhere in this prospectus and which have been prepared in accordance with IFRS.

The financial data presented below are not necessarily indicative of the financial results to be expected for any future periods. The financial data below do not contain all the information included in our financial statements. You should read this information in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and our consolidated financial statements and related notes, each included elsewhere in this prospectus.

The following tables also contain translations of the euro amounts into U.S. dollars for amounts presented as of and for the year ended December 31, 2018. These translations are solely for the convenience of the reader and were calculated at the rate of €1.00 = $            , which equals the noon buying rate of the Federal Reserve Bank of New York on December 31, 2018. You should not assume that, on that or any other date, one could have converted these amounts of euro into U.S. dollars at this exchange rate.

Consolidated Statement of Profit or Loss

	For the year ended December 31,
	2017		2018
	(in millions)
				(unaudited)
Revenue		€94.0	€	$
Cost of revenue		(65.8)

Gross profit		28.2
Fulfillment expense		(34.4)
Sales and advertising expense		(37.9)
Technology and content expense		(20.6)
General and administrative expense(1)		(89.1)
Other operating income		1.3
Other operating expense		(2.2)

Operating loss		(154.7)
Finance income		2.3
Finance costs		(1.5)

Loss before income tax		(153.9)
Income tax expense		(11.5)

Loss for the year		€(165.4)	€	$

Earnings per ADS	€		€	$
Earnings per share(2)	€		€	$

(1)	Includes share-based payment expense of €26.3 million in 2017 and of € million in 2018.
(2)	Information to be provided after our conversion to a German stock corporation (Aktiengesellschaft).

Consolidated Statement of Cash Flows

	For the year ended December 31,
	2017	2018
	(in millions)
			(unaudited)
Net cash flows used in operating activities	€(117.0)	€	$
Net cash flows used in investing activities	(2.6)
Net cash flows from financing activities	121.6
Net (decrease)/increase in cash and cash equivalents	(0.1)
Cash and cash equivalents at the beginning of the year	29.8
Cash and cash equivalents at the end of the year	€29.7	€	$

Selected Other Data(1)

	For the year ended December 31,
	2017	2018
	(unaudited, in millions)
Active Consumers	2.7
GMV	€507.0	€	$
Adjusted EBITDA	€(126.8)	€	$

(1)	See the definitions of key performance indicators in “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Performance Indicators.”

We define Adjusted EBITDA as loss for the year adjusted for income tax expense, finance income, finance costs, depreciation and amortization and share-based payment expense.

Adjusted EBITDA is a supplemental non-IFRS measure of our operating performance that is not required by, or presented in accordance with, IFRS. Adjusted EBITDA is not a measurement of our financial performance under IFRS and should not be considered as an alternative to loss for the year, loss before income tax or any other performance measure derived in accordance with IFRS. We caution investors that amounts presented in accordance with our definition of Adjusted EBITDA may not be comparable to similar measures disclosed by other companies, because not all companies and analysts calculate Adjusted EBITDA in the same manner. We present Adjusted EBITDA because we consider it to be an important supplemental measure of our operating performance, and we believe it is frequently used by securities analysts, investors and other interested parties in the evaluation of companies. Management believes that investors’ understanding of our performance is enhanced by including non-IFRS financial measures as a reasonable basis for comparing our ongoing results of operations. By providing this non-IFRS financial measure, together with a reconciliation to the nearest IFRS financial measure, we believe we are enhancing investors’ understanding of our business and our results of operations, as well as assisting investors in evaluating how well we are executing our strategic initiatives.

Management uses Adjusted EBITDA:

•

as a measurement of operating performance because it assists us in comparing our operating performance on a consistent basis, as it removes the impact of items not directly resulting from our core operations;

•	for planning purposes, including the preparation of our internal annual operating budget and financial projections;

•	to evaluate the performance and effectiveness of our strategic initiatives; and

•	to evaluate our capacity to expand our business.

Items excluded from this non-IFRS measure are significant components in understanding and assessing financial performance. Adjusted EBITDA has limitations as an analytical tool and should not be considered in isolation, or as an alternative to, or a substitute for analysis of our results reported in accordance with IFRS, including loss for the year. Some of the limitations are:

•	such measure does not reflect our share based payments, income tax expense or the amounts necessary to pay our taxes;

•

although depreciation and amortization are eliminated in the calculation of Adjusted EBITDA, the assets being depreciated and amortized will often have to be replaced in the future and such measures do not reflect any costs for such replacements; and

•	other companies may calculate Adjusted EBITDA differently than we do, limiting its usefulness as a comparative measure.

Due to these limitations, Adjusted EBITDA should not be considered as a measure of discretionary cash available to us to invest in the growth of our business. We compensate for these limitations by relying primarily on our IFRS results and using this non-IFRS measures only as supplemental measures.

The following tables provide a reconciliation of loss for the year to Adjusted EBITDA for the periods indicated:

	As of December 31,
	2017	2018
	(unaudited unless otherwise indicated, in millions)
Loss for the year(1)	€(165.4)	€	$
Income tax expense(1)	11.5
Finance income(1)	(2.3)
Finance costs(1)	1.5
Depreciation and amortization(1)	1.6
Share-based payment expense(1)	26.3

Adjusted EBITDA	€(126.8)	€	$

(1)	Audited.

	2017(1)				2018(1)
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
	(unaudited, in millions)
Loss for the quarter	€(24.8)	€(30.1)	€(49.9)	€(60.6)	€	€	€	€
Income tax expense	0.0	0.3	0.2	10.9
Finance income	(0.4)	0.1	(0.1)	(1.9)
Finance costs	0.2	0.6	0.0	0.7
Depreciation and amortization	0.5	0.4	0.5	0.3
Share-based payment expense	0.4	(0.1)	20.7	5.2

Adjusted EBITDA	€(24.1)	€(28.8)	€(28.6)	€(45.4)	€	€	€	€

(1)	Due to rounding, the sum of quarterly amounts may not equal the amounts reported for the relevant full-year period.

Consolidated Statement of Financial Position

	As of December 31,
	2017	2018
	(in millions)
			(unaudited)
Total non-current assets	€5.0	€	$
Total current assets	66.5
Total assets	71.5
Total equity	(12.6)
Total liabilities	€84.1	€	$

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with the section entitled “Selected Consolidated Financial and Operating Data,” our historical consolidated financial statements and the related notes included elsewhere in this prospectus. This discussion contains forward-looking statements and involves numerous risks and uncertainties, including, but not limited to, those described in the “Risk Factors” section of this prospectus. Actual results could differ materially from those contained in any forward-looking statements.

Overview

Jumia is the leading pan-African e-commerce platform. Our platform consists of our marketplace, which connects sellers with consumers, our logistics service, which enables the shipment and delivery of packages from sellers to consumers, and our payment service, which facilitates transactions among participants active on our platform in selected markets.

On our marketplace, a large and diverse group of sellers offer goods in a wide range of categories, such as fashion and apparel, smartphones, home and living, consumer packaged goods, beauty and perfumes and other electronics. We also provide consumers with easy access to a number of services, such as restaurant food delivery, hotel and flight booking, classified advertising, airtime recharge and “instant delivery.” On our platform, we had 41 thousand Active Sellers in December 2017 and a total of 2.7 million Active Consumers as of December 31, 2017. We believe that the number and quality of sellers on our marketplace, and the breadth of their offerings attract more consumers to our platform, increasing traffic and orders, which in turn attracts even more sellers to Jumia, creating powerful network effects. Our marketplace operates with limited inventory risk, as the goods sold by sellers via our marketplace are predominantly sold by third-party sellers, meaning the cost of inventory remains with the seller. In 2017, approximately 90% of the items sold on our marketplace were offered by third-party sellers, while we sold the remaining 10% of items directly in order to enhance consumer experience in key categories and regions.

Our logistics service, Jumia Logistics, facilitates the delivery of goods in a convenient and reliable way. It consists of a large network of leased warehouses, pick up stations for consumers and drop off locations for sellers and more than 100 local third-party logistics service providers, whom we integrate and manage through our proprietary technology, data and processes. In certain cities, where we believe it is beneficial to enhance our logistics service, we also operate our own last-mile fleet. In 2017, Jumia Logistics handled 8 million packages, and over 90% of our deliveries in 2017 were made by fully integrated partners using our technology and processes.

Traditionally, consumers across Africa rely on cash to transact. We have designed our payment service, Jumia Pay, to facilitate online transactions between participants on our platform, with the intention of integrating additional financial services in the future. We introduced Jumia Pay in four markets, including Nigeria in 2016 and Egypt in 2018, through agreements with locally licensed sponsoring banks. Jumia Pay has been adopted rapidly by consumers. In the third quarter of 2018, 48% of orders placed on our platform in Nigeria and Egypt were completed using Jumia Pay. Our payment service app, Jumia One, also allows consumers to complete online payments, such as airtime recharge or utility payments, and provides our sellers with access to attractive financing solutions offered by our financial partners. As of the date of this prospectus, we do not monetize our payment services. In the future, we may decide to do so, including by opening up our payment services to third parties.

Our business has grown substantially. As of December 31, 2018, we had              million Active Consumers, up from 2.7 million Active Consumers as of December 31, 2017. Our GMV was €             million in 2018, up from €507.0 million in 2017. GMV is the primary driver of our revenue. For sales by third-party sellers, we retain commissions based on the value of goods and services that such third parties sell to consumers via our marketplace, net of cancellations and returns. From time to time, we may directly offer and sell goods in selected categories where we see unmet demand or the need to better control the consumer experience. On these first-party sales, we record the full sales price net of returns as revenue and earn a gross margin equal to the difference between the sales price and cost of goods sold. Our revenue was €             million in 2018, up from €94.0 million in 2017.

Our Revenue Model

GMV is the primary driver of our revenue, as the vast majority of our revenue is a function of our overall GMV net of cancellations and returns. We currently generate revenue primarily from the following sources:

•

Commissions, where third-party sellers pay us fees based on the value of the goods and services they sell to consumers via our marketplace, net of cancellations and returns. Usually, these fees are a percentage of the value of the transaction. The percentage varies by goods or service category and region. We refer to the sales producing these commissions as third-party sales.

•

Sales of goods, where we act directly as the seller. For various reasons, we sometimes decide to sell goods directly, such as when sellers cannot meet our consumers’ demand. We refer to these sales as first-party sales.

•	Fulfillment, where we charge certain fees for delivery of goods purchased on our marketplace.

•	Marketing, where we provide certain marketing and advertising services to drive increased visibility and additional business.

•	Other, where we provide other services such as logistics services and packaging of products ahead of shipment to our marketplace sellers.

The following table shows a breakdown of our revenue in 2017 and 2018 by source:

	For the year ended December 31,
	2017		2018
	(in millions)		(in millions)		(in millions)
					(unaudited)
Commissions	€11.5	12%	€	%	$	%
Sales of goods	68.2	73
Fulfillment	6.3	7
Marketing	1.7	2
Other	6.3	7

Total	€94.0	100%	€	%	$	%

Our primary sources of revenue are commissions from third-party sales and revenue from sales of goods for first-party sales. From time to time, based on business priorities, we may decide to vary the share of first-party sales. Shifts in the relative proportion of third-party and first-party sales do not have an impact on GMV. However, these shifts trigger substantial variations in our revenue, as we record the full sales price net of returns as revenue for first-party sales and only a percentage of the sales price (commission) net of returns as revenue for third-party sales. For first-party sales, we incur cost of revenue, primarily related to the purchase price of the goods sold. For third-party sales, we do not incur comparable cost of revenue as the purchase price of the goods sold is borne by the third-party seller. Accordingly, we steer our operations not on the basis of revenue, but rather on the basis of our gross profit, which corresponds to revenue less cost of revenue, as changes between third-party and first-party sales are largely eliminated on the gross profit level.

Key Performance Indicators

The following table sets forth our key performance indicators for the years ended December 31, 2017 and 2018.

	For the year ended December 31,
	2017	2018
	(unaudited, in millions)
Active Consumers	2.7
GMV	€507.0	€
Adjusted EBITDA(1)	€(126.8)	€

(1)

Please see “Selected Consolidated Financial and Operating Data—Selected Other Data” for a reconciliation of Adjusted EBITDA, which is a non-IFRS measure, to the most directly comparable IFRS financial performance measure and an explanation of why we consider Adjusted EBITDA useful.

Active Consumers means unique consumers who placed an order on our marketplace within the last 12-month period, irrespective of cancellations or returns.

GMV corresponds to the total value of orders including shipping fees, value added tax, and before deductions of any discounts or vouchers, irrespective of cancellations or returns.

Adjusted EBITDA corresponds to loss for the year, adjusted for income tax expense, finance income, finance costs, depreciation and amortization and share-based payment expense. Adjusted EBITDA provides a basis for comparison of our business operations between current, past and future periods by excluding items that we do not believe are indicative of our core operating performance. Adjusted EBITDA, a non-IFRS measure, may not be comparable to other similarly titled measures of other companies.

Factors Affecting our Financial Condition and Results of Operation

Our financial condition and results of operations have been, and will continue to be, affected by a number of important factors, including the following:

Number of sellers and goods and services offered by those sellers

The success of our marketplace, which is central to our business model, is driven by the breadth and quality of the goods and services offered, which depends largely on the number of sellers on our marketplace and their ability to increase the range of goods and services they offer to our consumers. In December 2018, we had              Active Sellers on our platform, up from 41 thousand Active Sellers in December 2017. The number of sellers offering similar goods on our marketplace is a key driver of price attractiveness and quality of service, as they compete for market share on our marketplace. Competition between sellers is also essential to our monetization, as it increases the appetite for sellers to use our services that are geared toward enhancing the sellers’ visibility or their quality of service.

We are actively focusing on increasing the number of sellers on our marketplace, the range of goods and services they list on our marketplace and their overall level of engagement with us. In order to achieve those objectives, we have developed a number of initiatives, including our ability to allow international sellers from selected non-African countries access to our marketplace, which has helped to accelerate the number of goods available on our marketplace, as such sellers tend to carry a large assortment of goods. Another ongoing initiative is our seller financing service, which provides sellers in a number of our markets with access to financing options offered by third-party financial institutions, positioning them to grow their businesses. We have observed that our local sellers tend to have difficulty accessing attractive financing options, and if we help them to do so, they are often able to access capital on more attractive terms, driving higher engagement with us. We intend to expand the geographic reach of this service and increase its adoption and usage among our sellers.

Growth and engagement of our Active Consumers

Our GMV is a function of the number of Active Consumers on our platform and the amount they spend on our marketplace. As of December 31, 2018, we had              million Active Consumers, up from 2.7 million Active Consumers as of December 31, 2017. GMV increased from €507.0 million in 2017 to €             million in 2018.

We review the performance of our Active Consumers on a yearly cohort basis. Each consumer cohort is defined as consumers who made their first purchase during a specific period. We track the additional purchases made by consumers in each cohort during the period in which these consumers were acquired, as well as in subsequent periods. Every consumer cohort since 2013 had a repeat purchase rate during the year in which this made their first order of 27% to 33%, and a repeat purchase rate during the following year of 23% to 35%.

We engage in sales and advertising activities in order to attract additional consumers and engage with existing consumers. We monitor the effectiveness of our sales and advertising activities by using a number of measures, which include the following:

	For the year ended December 31,
	2017	2018
	(unaudited)
Sales and advertising expense as a percentage of GMV	7.5%		%
Sales and advertising expense per Active Consumer	€14.0	€

Going forward, we expect that brand awareness, attractiveness of our marketplace to consumers, the comfort level of African consumers with e-commerce and effectiveness of our sales and advertising campaigns will increase, which will lead to an increase of the number of Active Consumers on our platform, as well as the efficiency of our sales and advertising investments. Market saturation and an increase in competition may, however, have an offsetting effect.

Payment method and return rate

The ability for consumers to pay cash on delivery is an important feature of our platform, in particular for new consumers who are transacting online for the first time. In case of cash on delivery, the consumer needs to be present at the time of the delivery to pay for the order. While we are constantly improving our operations to make delivery schedules more convenient and predictable, some consumers are not present at the time of the delivery attempt, which means that cash on delivery results in a significantly higher portion of returns than other delivery options. These returns are driving higher fulfillment costs, higher costs of operations for our sellers and lower monetization for us as we are not able to collect commissions for such returns. In comparison, orders that are “pre-paid” electronically tend to drive much lower returns than cash on delivery and, accordingly, lower fulfillment costs, lower costs of operations for our sellers and higher monetization for us.

In order to increase the share of transactions paid online, among other reasons, we have launched our own online payment service, Jumia Pay. Introduced in four markets, including Nigeria in 2016 and Egypt in 2018, Jumia Pay has been rapidly adopted by consumers. In the third quarter of 2018, 48% of orders placed on our platform in Nigeria and Egypt were completed using Jumia Pay, with the remainder mostly completed using cash on delivery. Going forward, we intend to continue to drive the adoption of online payments on our marketplace by making our payment platform more attractive to consumers and educating them on the various benefits of using online payment instead of cash on delivery.

Efficiency of our fulfillment operations

With Jumia Logistics, we have built an innovative logistics and delivery ecosystem that we believe is the leading e-commerce and express delivery service in Africa. We generate revenue from our fulfillment services mainly through delivery charges charged to our consumers and to our sellers. We incur fulfillment expense mainly for third-party logistics providers and for our network of warehouses, where we provide storage services to our sellers, inbound and outbound logistics services and control and consolidate packages.

Our fulfillment expense can be significantly influenced by a number of factors:

•	geographical mix of transactions: for example, the cost of shipping a package to a main urban center is lower than to a remote rural area;

•	the volume of packages: for example, logistics operations typically become more efficient with additional scale;

•	the type of goods ordered: for example, the cost of delivery is higher for a large appliance than for a small fashion item; or

•

the payment method: for example, we need on average more delivery attempts and have a lower delivery success rate and have a lower delivery success rate for orders paid in cash on delivery than for orders paid online, which have a 98% delivery success rate (as of September 2018).

We have arrangements with most of our partners to pay certain fees that are based on the number of packages handled or delivered by them. As a result, a large portion of our fulfillment expense is variable. However, because their underlying costs are mostly fixed, we believe that fulfillment efficiency will improve as a result of increasing scale, improving operations, a decreasing share of orders paid in cash on delivery and our efforts to reduce return rates.

Technology and data

We continuously invest in our technology and data collection and analytics capabilities. We operate our technology center in Porto, Portugal, which provides the centralized and harmonized technology backbone for our operations across our six regions. Our research and development activities focus on the production, maintenance and operation of new and existing goods and services. We see our technology and content expense as an investment in future growth and seller and consumer experience and satisfaction. Going forward, we intend to maintain or increase our investments into our technology and data capabilities.

Ability to scale our business with our current structure

We monitor the development of our general and administrative expense excluding share-based payment expense based on the ratio of general and administrative expense to GMV. In the short term, this ratio may increase, as we incur additional administrative costs related to this offering and being a public company. In the medium- to long-term, we expect this ratio, however, to follow a declining trend.

Seasonality

Our business is seasonal and, consequently, our GMV and revenue tend to fluctuate from quarter to quarter. For example, we consider the fourth quarter as especially important for generating revenue. In addition, certain special events, in particular Black Friday, Ramadan, elections or Jumia Anniversary, can result in peak or low demand for our products. For example, increased inventory in preparation for special events such as Black Friday has had significant impacts on working capital, cash flow, stock losses and write-downs.

The following table shows the development of our quarterly GMV, revenue and gross profit in € millions for each quarter in 2017 and 2018:

	2017(1)				2018(1)
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
	(unaudited, in millions)
GMV	€88.6	€101.8	€118.9	€197.9	€	€	€	€
Revenue	19.3	18.3	19.8	36.6
Gross profit	€5.6	€6.2	€8.2	€8.3	€	€	€	€

(1)	Due to rounding, the sum of quarterly amounts may not equal the amounts reported for the relevant full-year period.

We believe that our business will continue to show seasonal patterns in the future. For further information on our quarterly performance, see “Results of Operations—Consolidated Statement of Profit or Loss—Quarterly Data.”

Macroeconomic condition and political environment

Our consumers are primarily located in six African regions comprising 14 countries. Our results of operations and financial condition are significantly influenced by political and economic developments in these countries and the effect that these factors may have on demand for goods and services. In the medium- to long-term, we believe that macroeconomic changes in the region will generally benefit us due to a number of expected positive economic developments such as an expanding middle class, increasing disposable income and declining unemployment rates. We look at the macroeconomic environment based on a number of factors, which include consumer confidence index, business confidence index, GDP growth, currency exchange rates, inflation rates, access to capital and foreign exchange. Our results are positively affected when such factors are developing positively, and negatively affected when such factors are developing negatively.

Components of our Results of Operations

Revenue

Revenue is measured at the fair value of the consideration received or receivable net of promotional discounts, rebates, return allowances and value added taxes. We recognize revenue when the amount of revenue can be reliably measured, when it is probable that future economic benefits will flow to the entity, and when the risks and rewards of the inventory have passed to the consumer, which is generally when the goods have been delivered to the consumer.

We generate revenue primarily from commissions, sale of goods, fulfillment, marketing and other services:

Commissions: Revenue from commissions relates to sales of third-party sellers on our marketplace. We generate a commission fee (normally a percentage of the selling price) which is based on agreements with our sellers. Our performance obligation with respect to these transactions is to arrange the transaction through our platform. We do not have any discretion in setting the price of the goods to be sold, nor do we bear any inventory risk for the goods to be shipped to the consumer. As such, we are considered to be an agent in these transactions and recognize revenue on a net basis for the agreed upon commission at the point in time when the goods or services are delivered to the end consumer.

Sales of goods: Revenue from sales of goods relates to transactions where we act directly as the seller, i.e., where we enter into an agreement with a consumer to sell goods. These goods are sold for a fixed price, as determined by us, and we bear the obligation to deliver those goods to the consumer. As such, we are considered to be the principal in these transactions and recognize sales on a gross basis for the selling price at the point in time when the goods are delivered to the consumer. The delivery of the goods is not a separate performance obligation, as the consumer cannot benefit from the goods without the delivery, which must be performed by us. Therefore, revenue for goods and delivery are recognized at the same point in time.

Fulfillment: We provide certain fulfillment services to our sellers, and generally charge a “delivery fee” to consumers. Fulfillment services provided to sellers are agreed contractually with each seller and recognized according to the actual consumption of such services. The fees for such fulfillment services are defined at the time of purchase through our platform, and we have unilateral power in establishing these fulfillment services. We are therefore the principal in these transactions and fulfillment fees are recognized on a gross basis in revenue.

Marketing: We provide advertising services to non-vendors, such as performance marketing campaigns, placing banners on our platform or sending newsletters. The advertising services are contractually agreed with the advertisers. As we establish pricing and is primarily obliged to deliver these advertising services, revenue is recognized on a gross basis. The campaigns and banners are usually run for a short period of time only. Accordingly, the revenue is recognized at a point in time rather than over a period.

Other: We provide other services to our sellers for which we charge fees such as logistics services, marketing services for marketplace sellers and packaging of products ahead of shipment. As we establish pricing and are subject to credit risk, revenue is recognized on a gross basis. Revenue for logistics is recognized over time as the performance obligation is being performed while revenue for marketing services and packaging of products is recognized when the respective service is completed.

We base our estimate of sales returns on historical results, taking into consideration the type of consumer, the type of transaction, the specifics of each arrangement and the contractual terms (return period for business to consumers’ transactions). We have estimated the level of sales returns to be immaterial.

We grant vouchers and free gift cards to consumers. Store credit vouchers issued for returns are offset against the sales return allowance and reduce the consumer receivable balance for sale of goods and the refund liability balance for commission-based transactions. Discount vouchers are accounted for as a reduction of the sales price for the sale of goods and as sales and advertising expense for commission-based transactions. Free gift cards are accounted for as sales and advertising expense in the profit or loss and are recorded as voucher accruals until the point in time in which they are used or until the likelihood of use of such gift cards is remote or expired.

Cost of revenue. Our cost of revenue consists primarily of the purchase price of consumer products where we act directly as the seller.

Fulfillment. Fulfillment expense represents those expense incurred in operating and staffing our fulfillment and consumer service centers, including expense attributable to procuring, receiving, inspecting, and warehousing inventories and picking, packaging, and preparing consumer orders for shipment, including packaging materials. Fulfillment expense also include expense relating to consumer service operations and amounts paid to third parties who assist us in fulfillment and consumer service operations.

Sales and advertising expense. Sales and advertising expense represents expense associated with the promotion of our marketplace and include online and offline marketing expense, promotion of our brand through traditional media outlets, certain expense related to our consumer acquisition and engagement activities and other expense associated with our market presence.

Technology and content expense. Technology and content expense consists principally of research and development activities, including wages and benefits, for employees involved in application, production, maintenance, operation for new and existing goods and services, as well as other technology infrastructure expense.

General and administrative expense. General and administrative expense contains wages and benefits, including share-based payment expense, of management as well as seller management, commercial development, accounting and legal staff, consulting expense, audit expense, office rent and related utilities, insurance and other overhead expense.

Results of Operations

Consolidated Statement of Profit or Loss:

	For the year ended December 31,
	2017	2018
	(in millions)
			(unaudited)
Revenue	€94.0	€	$
Cost of revenue	(65.8)

Gross profit	28.2
Fulfillment expense	(34.4)
Sales and advertising expense	(37.9)
Technology and content expense	(20.6)
General and administrative expense(1)	(89.1)
Other operating income	1.3
Other operating expense	(2.2)

Operating loss	(154.7)
Finance income	2.3
Finance costs	(1.5)

Loss before income tax	(153.9)
Income tax expense	(11.5)

Loss for the year	€(165.4)	€	$

(1)	Includes share-based payment expense of €26.3 million in 2017 and of € million in 2018.

Revenue

Revenue increased by         % from €94.0 million in 2017 to €             million in 2018, primarily due to                 . Commissions from third-party sales, which contributed €11.5 million to revenue in 2017 and €             million in 2018. Sales of goods, i.e., revenue from first-party sales, contributed €68.2 million to revenue in 2017 and €             million in 2018. On a constant currency basis, revenue increased by         % from €94.0 million in 2017 to €             million in 2018.

Cost of Revenue

Cost of revenue increased by         % from €65.8 million in 2017 to €             million in 2018, primarily due to             . On a constant currency basis, cost of revenue increased by         % from €65.8 million in 2017 to €             million in 2018.

Gross Profit

Gross profit increased by         % from a profit of €28.2 million in 2017 to a profit at €             million in 2018.

Fulfillment Expense

Fulfillment expense increased by         % from €34.4 million in 2017 to €             million in 2018, primarily due to             .

Sales and Advertising Expense

Sales and advertising expense increased by         % from €37.9 million in 2017 to €             million in 2018, primarily due to             .

Technology and Content Expense

Technology and content expense increased by         % from €20.6 million in 2017 to €             million in 2018, primarily due to             .

General and Administrative Expense

General and administrative expense increased by         % from €89.1 million in 2017 to €             million in 2018, primarily due to             .

Other Operating Income

Other operating income              by         % from €1.3 million in 2017 to €             million in 2018, primarily due to             .

Other Operating Expense

Other operating expense              by         % from €2.2 million in 2017 to €             million in 2018, primarily due to             .

Operating Loss

Operating loss increased by         % from a loss of €154.7 million in 2017 to a loss of €             million in 2018, primarily due to             .

Adjusting our operating loss for depreciation and amortization and share-based payment expense, our Adjusted EBITDA              by         % from a loss of €126.8 million in 2017 to a loss of €             million in 2018, primarily due to             . As a percentage of revenue, Adjusted EBITDA              from negative 134.9% in 2017 to negative         % in 2018.

Finance Income

Finance income              by         % from €2.3 million in 2017 to €             million in 2018, primarily due to             .

Finance Costs

Finance costs              by         % from €1.5 million in 2017 to €             million in 2018, primarily due to             .

Loss before Income Tax

Loss before income tax              by         % from a loss of €153.9 million in 2017 to €             million in 2018, primarily due to             .

Income Tax Expense

Income tax expense              by         % from €11.5 million in 2017 to €             million in 2018, primarily due to             .

Loss for the Year

Loss for the year              by         % from a loss of €165.4 million in 2017 to €             million in 2018, primarily due to             .

Quarterly Data

The following table sets forth certain unaudited financial data for each fiscal quarter for the periods indicated. The unaudited quarterly information includes all normal recurring adjustments that we consider necessary for a fair statement of the information shown. This information should be read in conjunction with the audited consolidated financial statements and related notes thereto appearing elsewhere in this prospectus. Our quarterly results are not necessarily indicative of future operating results.

	2017(1)				2018(1)
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
	(unaudited, in millions)
Revenue	€19.3	€18.3	€19.8	€36.6	€	€	€	€
Cost of revenue	13.7	12.2	11.7	28.3

Gross profit	5.6	6.2	8.2	8.3
Fulfillment expense	5.8	7.1	8.7	12.9
Sales and advertising expense	6.5	9.4	9.2	12.8
Technology and content expense	4.5	4.4	5.1	6.5
General and administrative expense(2)	13.6	14.2	35.0	26.3

Operating loss	€(25.0)	€(29.0)	€(49.8)	€(50.9)	€	€	€	€

(1)	Due to rounding, the sum of quarterly amounts may not equal the amounts reported for the relevant full-year period.
(2)

Includes share-based payment expense of €0.4 million in the first quarter of 2017, share based compensation income of €0.1 million in the second quarter of 2017 and share-based payment expense of €20.7 million in the third quarter of 2017, €5.2 million in the fourth quarter of 2017, €             million in the first quarter of 2018, €             million in the second quarter of 2018, €             million in the third quarter of 2018 and €             million in the fourth quarter of 2018.

The following table sets forth certain key performance indicators, for each fiscal quarter for the periods indicated.

	2017				2018
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
	(unaudited, in millions unless otherwise indicated)
GMV	€88.6	€101.8	€118.9	€197.9	€	€	€	€
Active Consumers (in thousands)	433	542	644	955
Adjusted EBITDA(1)	€(24.1)	€(28.8)	€(28.6)	€(45.4)	€	€	€	€

(1)

Please see “Selected Consolidated Financial and Operating Data—Selected Other Data” for a reconciliation of Adjusted EBITDA, which is a non-IFRS measure, to the most directly comparable IFRS financial performance measure and why we consider Adjusted EBITDA useful.

Liquidity and Capital Resources

As of December 31, 2018, we had cash and cash equivalents of €             million. Our cash and cash equivalents consist primarily of cash in bank accounts and cash in hand.

Since our inception, we have financed our operations primarily through equity issuances. Our primary requirements for liquidity and capital are to finance working capital, capital expenditures and general corporate purposes. Our capital expenditures consist primarily of computer equipment, office equipment and lease-hold improvements. We believe, based on our current operating plan, that our existing cash and cash equivalents, together with the proceeds of this offering and cash flows from operating activities, will be sufficient to meet our anticipated cash needs for working capital, capital expenditures, general corporate needs and business expansion for at least the next twelve months. Although we believe that upon the completion of this offering we will have sufficient cash and cash equivalents to cover our working capital needs in the ordinary course of business and to continue to expand our business, we may, from time to time, explore additional financing sources.

Consolidated Statement of Cash Flows:

	For the year ended December 31,
	2017	2018
	(in millions)
			(unaudited)
Net cash flows used in operating activities	€(117.0)	€	$
Net cash flows used in investing activities	(2.6)
Net cash flows from financing activities	121.6
Net (decrease)/increase in cash and cash equivalents	(0.1)
Cash and cash equivalents at the beginning of the year	29.8
Cash and cash equivalents at the end of the year	€29.7	€	$

Net Cash Flows Used in Operating Activities

Net cash flows used in operating activities              by         % from a cash outflow of €117.0 million in 2017 to a cash outflow of €             million in 2018, primarily due to             .

Net Cash Flows Used in Investing Activities

Net cash flows used in investing activities              by         % from a cash outflow of €2.6 million in 2017 to a cash outflow of €             million in 2018, primarily due to             .

Net Cash Flows from Financing Activities

Net cash flows from financing activities              by         % from a cash inflow of €121.6 million in 2017 to a cash              of €             million in 2018, primarily due to             .

Contractual Obligations

The table below summarizes our contractual obligations as of December 31, 2017:

	Payment due by period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(unaudited, in millions)
Operating leases	€5.3	€2.9	€2.1	€0.3	€0.1

We have entered into commercial leases of warehouses, office premises and transportation. Future minimum lease payments under non-cancellable operating leases amount to €5.3 million.

Off-Balance Sheet Arrangements

As of December 31, 2017, except for operating lease obligations shown above, we did not have any material off-balance sheet arrangements.

Changes in Accounting Policies and Disclosures

Amendments to Standards that Became Effective for 2018

IFRS 9 Financial Instruments

In July 2014, the IASB issued the final version of IFRS 9 Financial Instruments that replaces IAS 39 Financial Instruments: Recognition and Measurement and all previous versions of IFRS 9. IFRS 9 brings together all three aspects of the accounting for financial instruments project: classification and measurement, impairment and hedge accounting. IFRS 9 is effective for annual periods beginning on or after January 1, 2018, with early application permitted. Except for hedge accounting, retrospective application is required. Any adjustments are presented in equity as of the adoption date. For hedge accounting, the requirements are generally applied prospectively, with some limited exceptions. We have applied IFRS 9 from January 1, 2018 onwards. The adoption of IFRS 9 did not have a material impact on our reported assets and liabilities and profit or loss.

IFRS 15 Revenue from Contracts with Customers

IFRS 15 was issued in May 2014 and establishes a five-step model to account for revenue arising from contracts with consumers. Under IFRS 15, revenue is recognized at an amount that reflects the consideration to which an entity expects to be entitled in exchange for transferring goods or services to a consumer.

The new revenue standard will supersede all current revenue recognition requirements under IFRS. Either a full retrospective application or a modified retrospective application is required for annual periods beginning on or after January 1, 2018. We plan to adopt the new standard using the modified retrospective application method.

We assessed the effects of applying the new standard on our financial statements. According to this assessment, the adoption of IFRS 15 did not have a material impact on our reported profit or loss.

IFRS 16 Leases

IFRS 16 was issued in January 2016 and it replaces IAS 17 Leases, IFRIC 4 Determining Whether an Arrangement Contains a Lease, SIC-15 Operating Leases-Incentives and SIC-27 Evaluating the Substance of Transactions Involving the Legal Form of a Lease. IFRS 16 sets out the principles for the recognition, measurement, presentation and disclosure of leases and requires lessees to account for all leases under a single on-balance sheet model similar to the accounting for finance leases under IAS 17. The standard includes two recognition exemptions for lessees – leases of ’low-value’ assets (e.g., personal computers) and short-term leases (i.e., leases with a lease term of 12 months or less). At the commencement date of a lease, a lessee will recognize a liability to make lease payments (i.e., the lease liability) and an asset representing the right to use the underlying asset during the lease term (i.e., the right-of-use asset). Lessees will be required to separately recognize the interest expense on the lease liability and the depreciation expense on the right-of-use asset.

Lessees will be also required to re-measure the lease liability upon the occurrence of certain events (e.g., a change in the lease term, a change in future lease payments resulting from a change in an index or rate used to determine those payments). The lessee will generally recognize the amount of the re-measurement of the lease liability as an adjustment to the right-of-use asset.

IFRS 16 also requires lessees and lessors to make more extensive disclosures than under IAS 17. IFRS 16 is effective for annual periods beginning on or after January 1, 2019. Early application is permitted, but not before an entity applies IFRS 15. A lessee can choose to apply the standard using either a full retrospective or a modified retrospective approach. The standard’s transition provisions permit certain reliefs.

The adoption of IFRS 16 does not have a material impact on our reported assets and liabilities or profit or loss.

Critical Accounting Estimates and Judgments

The preparation of our consolidated financial statements requires our management to make judgments, estimates and assumptions that affect the reported amounts of revenues, expense, assets and liabilities, and the accompanying disclosures, including disclosure of contingent liabilities. Uncertainty about these assumptions and estimates could result in outcomes that require a material adjustment to the carrying amount of assets or liabilities affected in future periods.

Judgments

In the process of applying our accounting policies, our management has made the following judgments. These judgments have the most significant effect on the amounts recognized in the consolidated financial statements:

Consolidation of Entities:

In course of our operations, we use services from entities in which we do not hold the majority of voting rights. These entities are either:

–	operating services companies for providing payroll and support services;

–	operating e-commerce services in countries where a local partner is required to hold majority of the voting rights; or

–	owned by group executives acting as de-facto agent for us.

As of December 31, 2017, we have determined that we control these entities as we have power over the investees, rights to variable returns and the ability to use our power over the investee to affect the amount of these returns.

Estimates and Assumptions

Uncertain Tax Positions

The application of tax rules to complex transactions is sometimes open to interpretation, both by us and taxation authorities. Those interpretations of tax law that are unclear are generally referred to as uncertain tax positions.

Uncertain tax positions are assessed and reviewed by management at the end of each reporting period. Liabilities are recorded for tax positions that are determined by management as more likely than not to result in additional taxes being levied if the positions were to be challenged by the tax authorities. The assessment relies on estimates and assumptions and may involve a series of judgments about future events. These judgments are based on the interpretation of tax laws that have been enacted or substantively enacted by the end of the reporting period, and any known court or other rulings on such issues. Liabilities for penalties, interest and taxes are recognized based on management’s best estimate of the expenditure required to settle the obligations at the end of the reporting period. Management’s best estimate of the amount to be provided is determined by their judgment and, in some cases, reports from independent experts.

Share-Based Compensation

We operate an equity-settled share-based payment plan, under which directors and employees receive compensation in form of equity instruments (share/participation and option plans) of the Company or one of its subsidiaries for the services provided. Awards are granted with service and/or performance vesting conditions.

Awards granted in 2017 and 2018 are summarized below with the associated exercise prices and grant date fair values of the underlying units, where applicable. In connection with the conversion of Africa Internet Holding GmbH into Jumia Group AG prior to the consummation of this offering, we amended our option awards so that they will convert into options in Jumia Group AG.

Grant Date	Number of Options Granted	Exercise Price per Unit (in €)
July 1, 2017	677,553	1.00
July 1, 2017	681	15.00
July 1, 2017	20,276	37.00
October 1, 2017	17,929	1.00
October 1, 2017	133	37.00
January 1, 2018	114,095	1.00
January 1, 2018	342	15.00
January 1, 2018	3,934	37.00
April 1, 2018	26,053	1.00
July 1, 2018	3,501	1.00
October 1, 2018	5,309	1.00

For more information on of our exposure to these estimates and assumptions, see Notes 2(r), 3 and 13 to our audited consolidated financial statements included elsewhere in this prospectus.

Quantitative and Qualitative Disclosures about Market Risk

We are exposed to a variety of risks in the ordinary course of our business, including, but not limited to, foreign currency risk and interest rate risk. We regularly assess each of these risks to minimize any adverse effects on our business as a result of those factors. For discussion and sensitivity analyses of our exposure to these risks, see Note 25 to our audited consolidated financial statements included elsewhere in this prospectus.

BUSINESS

Our Mission

Our mission is to improve the quality of everyday life in Africa by leveraging technology to deliver innovative, convenient and affordable online services to consumers, while helping businesses grow as they use our platform to reach and serve consumers.

Overview

Jumia is the leading pan-African e-commerce platform. Our platform consists of our marketplace, which connects sellers with consumers, our logistics service, which enables the shipment and delivery of packages from sellers to consumers, and our payment service, which facilitates transactions among participants active on our platform in selected markets.

We are active in six regions in Africa, which consist of 14 countries that together accounted for 72% of Africa’s GDP of €2 trillion, and 74% of African consumer expenditure of €1.4 trillion in 2017, according to the IMF and Euromonitor, respectively. Though still nascent, we believe that e-commerce in Africa is well positioned to grow. In 2017, less than 1% of retail sales for countries measured in our footprint in Africa were conducted online, compared to over 20% in China, according to Euromonitor.

We intend to benefit from the expected growth of e-commerce in Africa through the investments that we have made and the extensive local expertise that we have developed since our founding in 2012. Through our operations, we have developed a deep understanding of the economic, technical, geographic and cultural complexities that are unique to Africa, and which vary from country to country. We believe that our deep understanding has enabled us to create solutions that address the needs and preferences of our sellers and consumers in the most comprehensive and efficient way. We possess extensive local knowledge of the logistics and payment landscapes in the markets in which we operate, which we consider to be a key component of the success of our company. In addition, we take full advantage of the mobile-centric aspects of the African market by having adopted a “mobile-first” approach in our product development and marketing efforts, which allows us to maximize the audience for our goods and services, increase engagement and conversion and reduce our consumer acquisition costs.

On our marketplace, a large and diverse group of sellers offer goods in a wide range of categories, such as fashion and apparel, smartphones, home and living, consumer packaged goods, beauty and perfumes and other electronics. We also provide consumers with easy access to a number of services, such as restaurant food delivery, hotel and flight booking, classified advertising, airtime recharge and “instant delivery.” On our platform, we had 41 thousand Active Sellers in December 2017 and a total of 2.7 million Active Consumers as of December 31, 2017. We believe that the number and quality of sellers on our marketplace, and the breadth of their respective offerings, attract more consumers to our platform, increasing traffic and orders, which in turn attracts even more sellers to Jumia, creating powerful network effects. Our marketplace operates with limited inventory risk, as the goods sold by sellers via our marketplace are predominantly sold by third-party sellers, meaning the cost of inventory remains with the seller. In 2017, approximately 90% of the items sold on our marketplace were offered by third-party sellers, while we sold the remaining 10% of items directly in order to enhance consumer experience in key categories and regions.

Our logistics service, Jumia Logistics, facilitates the delivery of goods in a convenient and reliable way. It consists of a large network of leased warehouses, pick up stations for consumers and drop off locations for sellers and more than 100 local third-party logistics service providers, whom we integrate and manage through our proprietary technology, data and processes. In certain cities, where we believe it is beneficial to enhance our logistics service, we also operate our own last-mile fleet. In 2017, Jumia Logistics handled 8 million packages, and over 90% of our deliveries in 2017 were made by fully integrated partners using our technology and processes.

Traditionally, consumers across Africa rely on cash to transact. We have designed our payment service, Jumia Pay, to facilitate online transactions between participants on our platform, with the intention of integrating additional financial services in the future. We introduced Jumia Pay in four markets, including Nigeria in 2016 and Egypt in 2018, through agreements with locally licensed sponsoring banks. Jumia Pay has been adopted rapidly by consumers. In the third quarter of 2018, 48% of orders placed on our platform in Nigeria and Egypt were completed using Jumia Pay. Our payment service app, Jumia One, also allows consumers to complete online payments, such as airtime recharge or utility payments, and provides our sellers with access to attractive financing solutions offered by our financial partners. As of the date of this prospectus, we do not monetize our payment services. In the future, we may decide to do so, including by opening up our payment services to third parties.

Our operations benefit from centralized decision-making and a uniform technology platform coupled with coordinated local presence. Our unified, scalable technology platform has been developed by our technology and data team, which is predominantly located in Portugal. This technology platform covers all relevant aspects of our operations, from data management, business intelligence, traffic optimization and consumer engagement to infrastructure, logistics and payments. We constantly collect and analyze data to help us optimize our operations, make our consumer experience more personal and relevant, and enable us, our sellers and our logistics partners to make informed real-time decisions. Our local teams in each of our countries of operations have access to, and benefit from, the centralized data collection and analytics and are empowered to use the insights gained from our platform in order to take action locally.

Our business has grown substantially. As of December 31, 2018, we had              million Active Consumers, up from 2.7 million Active Consumers as of December 31, 2017. Our GMV was €             million in 2018, up from €507.0 million in 2017. GMV is the primary driver of our revenue. For sales by third-party sellers, we retain commissions based on the value of goods and services that such third parties sell to consumers via our marketplace, net of cancellations and returns. From time to time, we may directly offer and sell goods in selected categories where we see unmet demand or the need to better control the consumer experience. On these first-party sales, we record the full sales price net of returns as revenue and earn a gross margin equal to the difference between the sales price and cost of goods sold. Our revenue was €             million in 2018, up from €94.0 million in 2017.

Our	Market Opportunity

Comprised of 54 countries and with a total population of over 1.2 billion people, Africa is the second-largest continent in the world by land mass and population and contributed 5% of the world’s total GDP in 2018, according to the IMF.

The African e-commerce landscape is characterized by favorable macroeconomic and demographic conditions, as illustrated by the following graphic:

Attractive Fundamentals

Africa represents a large and growing consumer market that is positioned for growth, driven by the following key macroeconomic facts and trends:

•

Economic development: Spurred by strong global macroeconomic trends, Africa’s GDP is expected to grow by 6.0% in 2019 and at a 5.9% compound annual growth rate from 2018 to 2023, compared to 3.5% for major advanced economies (G7) and 5.6% globally, according to the IMF on a purchasing power parity basis. Aggregate private consumption in Africa grew at an average of 3.7% per annum from 2010 to 2016, and according to McKinsey Global Institute in 2015, spending by consumers and businesses totaled $4 trillion, with business spending alone totaling $2.6 trillion in 2015. In 2010, 355 million people, or 34% of the population, were considered “middle class” according to the African Development Bank. By 2060 that number is expected to grow to 1.1 billion people or 42% of the population, representing an average annual growth of approximately 15 million people, according to the same source.

•

Infrastructure investments: Investments in infrastructure, which totaled over $62.5 billion in 2016, are key to this growth and led by both strong domestic and foreign direct investment, according to the African Development Bank.

•

Large, fast-growing and young population: As of 2017, Africa comprised approximately 16% of the world’s population, according to the United Nations World Population Prospects Report from 2018. Nevertheless, half of the world’s population growth between 2015 and 2050 is projected to be driven by Africa, according to the same source. For example, Nigeria is projected to become the third most populated country in the world by 2050, after India and China, according to the same source. The average age across the continent is 19.4 years in 2015, more than ten years younger than the global average of 30.4 in 2017, according to the United Nations and the CIA World Factbook, respectively. We believe that this younger generation, born into an “online” world is increasingly seeking access to a wider choice of food, consumer goods and entertainment options as it becomes increasingly connected to, and aware of, global consumer trends.

•

Increasing urbanization: Urban centers play a critical role in driving economic growth. As of 2018, only 43% of Africans lived in urban centers, compared to 82% in North America and 50% in Asia, according to the United Nations. However, 59% of Africans are expected to be living in urban areas by 2050, indicating an organic and migration-driven growth of over 970 million people to urban centers during that period, according to the same source.

Increasing Internet Penetration

Africa is rapidly becoming a “connected” market, representing a large opportunity for internet-based businesses. Africa had an estimated 453 million internet users across the continent, 77% of whom lived in the regions in which we operate, as of the end of 2017 according to Internet World Stats, a site of the Miniwatts Marketing Group. Some of the key factors driving this evolution are:

•

Investments in mobile network infrastructure: Africa has emerged as a “mobile-first” market, in which many consumers access the internet for the first time using a mobile device. Investment in global information and communications technology infrastructure in Africa totaled over $1.6 billion in 2016, and telecommunication operators across the continent are committed to making additional significant investments in cellular network infrastructure in order to meet rising demand.

•

Growing mobile internet penetration: Mobile broadband penetration in Africa, which was 32%, or 399 million subscribers in 2017, is expected to increase to 73% by 2022, according to the market research firm Ovum. This increase represents approximately 600 million new subscribers, bringing the total number of Africans with 3G or 4G connections to over 1 billion, according to the same source.

•

Increasing smartphone adoption: While feature phones are still the most popular phones in Africa, smartphone penetration as a percentage of the total mobile connections is growing, was 40% in 2017, and is expected by Ovum to increase to 77% by 2022. The growth in smartphone adoption is driven by decreasing average selling prices and the availability of lower cost data plans, according to the Alliance for Affordable Internet and IDC, respectively. We believe that smartphones, with larger screens, more intuitive user interfaces and wider availability of apps are a strong driver of mobile e-commerce adoption.

Evolving Shopping Trends from Offline to Online

As Africa becomes more affluent and “connected,” we believe that African consumers will increasingly become aware of online shopping. Moreover, organized retail is underdeveloped across most of the continent, making the distribution of goods less efficient than in other regions in the world. Against this backdrop, we believe that e-commerce is an attractive alternative to the lack of organized retail outlets. Across Africa, there are an estimated 17 million small and medium enterprises (“SMEs”) and merchants, demonstrating a large commerce market, accordingly to the World Bank Group Finances. We believe that the expansion and success of e-commerce solutions across Africa will be driven by the following factors:

•

Increasing consumer awareness and trust: As e-commerce and the internet are both relatively new to Africa, educating African consumers about the benefits of online shopping (including for “non-standard” items such as apparel) will be a key factor driving consumer adoption.

•

Availability and quality of logistics infrastructure: Outside of certain major cities, many Africans live in rural settings that lack clear addresses and are often far from the nearest warehouse or distribution center. As urbanization takes hold and infrastructure continues to improve across Africa, we expect increasing availability of reliable, high-quality and cost effective delivery solutions to contribute to the rise of e-commerce in Africa.

•

Consumer adoption of mobile and digital payments: Electronic payments in the form of mobile phone-based solutions, credit card, debit card or other similar methods are already an important form of payment in Africa. As of December 2016, there were 277 million mobile money accounts in

Sub-Saharan Africa alone, more than those with a bank account, according to data from GSMA and the African Development Bank, respectively. Mobile payment enables these consumers to participate in the formal economy while enabling electronic payment of e-commerce orders, driving higher order fulfillment vs. cash transactions, thus increasing the overall efficiency of e-commerce.

Our Value Proposition

Our Value Proposition to Sellers

•

Access to a large and growing consumer base: We believe that our brand has become synonymous with online and mobile shopping in our markets, and we have built a logistics service that provides sellers with access to consumers across a wide delivery footprint. As a result, through our platform, local sellers can efficiently reach consumers across a particular country, and international sellers can efficiently reach a large number of consumers across most major markets in Africa. In 2017, we connected sellers with 2.7 million Active Consumers.

•

Unique data: We provide our sellers with data and analytics, helping them to more effectively tailor and customize their offerings and marketing efforts. For example, we are able to inform sellers which goods are attracting the most interest and where, allowing them to modify their production and distribution processes and marketing campaigns. This data also helps sellers improve their pricing and inventory management processes from forecasting to buying to end-of-life promotions, leading to increased sales for sellers on our platform.

•

Brand building: Many sellers have successfully built their own brand awareness and run brand promotions on our marketplace, embracing our platform as a way to distinguish their own brand identities and build their own brand awareness. Association with Jumia is an additional validating point for sellers and their brands.

•

Infrastructure support: Sellers rely on our platform for a range of essential support services to operate their businesses, such as content creation facilities and web-based and mobile interfaces to manage listings, orders or promotional campaigns.

•

Financial services: In selected markets, our sellers have access to attractive financing solutions offered by various financial institutions. This enables our sellers to find the necessary financing to expand their businesses.

Our Value Proposition to Consumers

•

Integrated ecosystem: We have built an integrated consumer ecosystem around our marketplace, which allows us to offer consumers a broad selection of goods and services that are relevant for their everyday needs. Besides the ability to purchase a wide range of goods from our marketplace, consumers can order food delivery from our partner restaurants, book hotels or airline tickets online, pay their utility bills, recharge their mobile plans and find a new job or sell an old car on one of our classified portals. This provides a higher level of convenience to consumers compared to the traditional, fragmented nature of African commerce.

•

Selection, price and convenience: We believe that our platform is the largest e-commerce marketplace in Africa. With a total of 41 thousand Active Sellers in December 2017 and over 6.1 million product listings on our marketplace as of December 31, 2017, consumers have access to goods from a wide range of categories, such as fashion and apparel, smartphones, home and living, fast-moving consumer goods, beauty and perfumes and other electronics. Our marketplace includes high volume items as well as more niche, tailored and personalized goods, which we refer to as “long-tail” goods, that are often only available to consumers through our platform in the markets in which we operate. Such long-tail goods can offer consumers greater selection, which help us increase consumer loyalty. The large number of sellers on our marketplace, and the pricing transparency that is inherent to our platform, lead to competition among our sellers and attractive prices for our consumers. Our consumers can access goods and services on our platform 24-hours a day, 7-days a week through our mobile applications and websites.

•

Product quality and consumer protection: In order to provide a quality experience, we have implemented standards that encourage our sellers to make quality their priority. Many of our sellers offer consumer protection programs, such as guaranteed returns and product warranties. We have established a data-driven seller scoring program, which rewards sellers that consistently offer high-quality goods and that are responsive to consumer needs, and we have a policy to delist sellers who violate our defined standards and rules. Our approach provides strong incentives for sellers to improve their operations.

•

Secure and convenient payments: Given that many consumers in Africa are new to e-commerce, reliability and security are critical in convincing consumers to make purchases online. We have developed tools and processes to enable consumers who prefer not to use cashless payment to pay in cash on delivery for most transactions. We have also developed our own payment service, Jumia Pay, in order to offer our consumers a safe, fast and easy payment solution, whether they shop using a desktop computer or a mobile device. Jumia Pay is currently available in four markets.

•

Reliable and timely delivery: We have developed an integrated logistics service, Jumia Logistics, enabling us to fulfill and deliver orders even outside main urban centers in a timely and reliable manner. Real-time information on delivery status makes the delivery process transparent for consumers.

Our Scale and Size

As illustrated by the following graphic, our business has achieved significant scale and size since our founding in 2012:

Our Strengths

We believe that the following competitive strengths have contributed to our success and position us well for future growth.

Strengths Related to Our Competitive Position

Pan-African leader. We believe that we are the only e-commerce business successfully operating across multiple regions in Africa. Through our full scale operations in six regions of Africa, we generated €507.0 million in GMV in 2017 and              million in 2018, more than any other e-commerce player in the markets in which we operate. Our reach and capabilities position us as the preferred partner in Africa for sellers, from individuals to large global brands, and as the preferred shopping destination for consumers. On our platform, we had 41 thousand Active Sellers in December 2017 and a total of 2.7 million Active Consumers as of December 31, 2017.

Deep local expertise. Africa has unique economic, technical, geographic and cultural complexities that must be overcome to build a successful business. We operate exclusively in Africa and have invested significant resources to innovate and tailor our platform to reflect local market characteristics since our founding in 2012. Through our operations, we have developed a deep understanding of the needs and preferences of our sellers and consumers, which has enabled us to develop solutions that address those needs in the most comprehensive and efficient way. In addition, we possess extensive local knowledge of the logistics and payment landscapes in the markets in which we operate, which we consider to be a key driver of the success of our platform. Our ability to manage the key complexities in Africa is an advantage relative to potential international entrants, who may lack our on-the-ground capabilities and local seller and consumer insights. We are also well positioned against local competitors within individual markets, who may struggle to expand their reach across multiple markets or build the capabilities necessary to support their operations at scale.

Trusted brand. Trust is critical in Africa, where people traditionally rely on face-to-face interaction to transact business. We believe that our targeted marketing efforts and consistent focus on delivering a high-quality seller and consumer experience have helped us to build a strong reputation and create a leading brand that consumers and sellers recognize and trust. Our brand is well known by consumers and sellers and among the most recognizable in our regions of operation. For example, based on aided brand awareness studies we commissioned in our five largest markets in September 2018, an average of 85% of the consumers who shopped online know Jumia, and 92% of the “online shoppers” who bought on Jumia during the last 12 months were willing to recommend it to a relative or a friend.

Integrated ecosystem driving consumer engagement. We have built an integrated consumer ecosystem around our marketplace, which allows us to maximize the lifetime value of our consumers by offering a broad selection of goods and services that address their everyday needs. Besides the ability to purchase a wide range of goods, such as apparel or electronics, on our marketplace, consumers can order food delivery from our partner restaurants, book hotels or airline tickets online, pay their utility bills, recharge their mobile plans and find a new job or sell an old car on one of our classifieds portals. This integrated ecosystem approach, combined with delivering all our goods and services under our recognized brands, allows us to have multiple touch points with our consumers, which leads to increased consumer engagement and time spent on our platform and higher consumer acquisition and engagement efficiency.

Leading seller platform that fuels powerful network effects. From large international brands to smaller local sellers, we are the go-to partner for e-commerce transactions in Africa. We provide sellers with a wide variety of services, including integration to our platform, content production, pricing, sales and marketing services, payments, logistics and seller support. These services help our sellers market, sell and deliver goods to consumers across Africa. In addition, we enable certain international sellers from selected non-African countries to list their goods on our marketplace, providing them with efficient and scalable access to African markets. The number and quality of sellers on our platform, including an increasing number of international sellers, and the breadth of their product offerings attract more consumers, increasing traffic and orders, which in turn attracts even more sellers to our marketplace.

Powerful data insights. Our advanced technology platform enables us to collect significant amounts of data that in turn drives our proprietary algorithms, unlocking new capabilities and generating incremental value for our platform. Our data management system, including powerful data analytics services and machine learning algorithms, helps us run our business more efficiently and enables our sellers, consumers and partners to maximize the value of our platform. For example, we provide data to sellers to enable them to better understand demand for their goods, help them optimize their assortment and pricing and target and acquire a broader base of consumers with similar attributes. For consumers, we use our data to create a better shopping experience by personalizing as much as possible every step of the experience, from browsing to delivery. We also leverage our data to help our logistics partners improve their fulfillment and delivery processes.

Strengths Related to Our Business Model

Proven and efficient business model. We operate a marketplace that has by design proven successful in many non-African markets. Our operations center predominantly around our e-commerce marketplace. From time to time we may directly sell goods in selected categories where we see unmet demand or the need to better control the consumer experience. In response to any sales we make, third-party sellers often decide to offer the same or similar goods, allowing us to discontinue our own sales of the relevant product. Accordingly, we typically hold minimal inventory.

Scalable, asset-light logistics. We believe that Jumia Logistics is the leading e-commerce fulfillment and express delivery service in Africa. It seamlessly integrated more than 100 logistics partners across Africa as of December 31, 2017, offering sellers on our marketplace the benefits of a distributed and scalable logistics service and consumers more rapid access to the goods that they desire. Jumia Logistics is technology and data-centric and asset-light given that most of the last-mile deliveries are made by our logistics partners. In 2017, Jumia Logistics facilitated the delivery of 8 million packages generated from transactions on our marketplace, from the largest cities to remote rural villages of Africa. We are deeply engaged with our logistics partners and take an active role in designing and monitoring processes and tools that allow them to operate their businesses in a more effective way.

Efficient, centralized operational footprint. We centrally manage our operations, allowing for efficient decision making and planning. Our central functions facilitate organized knowledge and information sharing among our local operations, allowing us to test different versions of new technology, features and goods simultaneously in different markets and learn very quickly and efficiently. Our global technology center in Porto, Portugal, provides the centralized, unified technology backbone for our operations in our six regions.

Proprietary technology infrastructure. We have built a highly reliable and scalable technology infrastructure that can handle large transaction volumes generated on our platform, and we continue to invest in technology to support the strong growth of our business and the ongoing evolution of our services. We have focused the development of our technology infrastructure on building a comprehensive platform rather than disconnected products, which we believe support our ability to handle significant increases in traffic and the number of consumers, sellers and orders throughout the Jumia ecosystem. The reliability and scalability of our technology infrastructure is evidenced, for example, by our successful processing of approximately five times the normal monthly order volume during a 30-day period around the Black Friday sale event in 2017. Furthermore, in 2017, our mobile applications, mobile-optimized websites and traditional websites were available 99.9% of the time.

“Mobile-first” approach in a mobile-centric market. Smartphone penetration in Africa was 40% in 2017 and is expected to increase to 77% by 2022. We have adopted a “mobile-first” approach in our product development and marketing efforts. This allows us to maximize the audience for our goods and services, drive up engagement and conversion and reduce our consumer acquisition costs. We believe that we have developed a deep understanding of the shopping habits of mobile consumers in Africa and deliver the mobile experience to our consumers through three types of mobile technologies: native applications, progressive web applications and light browsers (an interface that is compatible with low data consumption browsers). Progressive web applications load like regular web pages but can offer enhanced functionality such as working offline, push notifications, and device hardware access traditionally available only to native mobile applications. As a result of our “mobile-first” approach, traffic to our platform from mobile applications and mobile-optimized websites accounted for 76% of our overall traffic in the second quarter of 2018. In 2017, 73% of orders placed on our platform came from such mobile traffic. We expect the importance of a mobile-first approach to increase even further in the future, as more households use smartphones and tablets as primary devices to access the internet.

Founder-led management team. Our management team is led by our original founders, which gives us an outstanding combination of stability and a strong entrepreneurial corporate culture. Our corporate culture is central to our success and is based on core values shared by everyone at Jumia. We believe that all our employees are leaders, that every challenge has a solution, that even big organizations need to be innovative and that diversity, meritocracy and team work are paramount to success. As we do not have a majority shareholder, we believe that we have developed a strong corporate governance model focused on long-term success.

Our Growth Strategy

The key elements of our growth strategy include:

Continue to grow our business and leadership position across our current markets. We intend to leverage our e-commerce platform to continue to increase our consumer base in each of the markets in which we operate in order to continue growing our business. Favorable trends in our markets, such as a growing urban population, increase in the access to mobile phones and broadband networks and an increasing proportion of young, tech-savvy people, as well as growing awareness of the Jumia brand, position us to unlock this potential and to increase the volume of transactions conducted on our platform.

Drive consumer adoption and usage of our marketplace through increased selection and consumer education. Based on our knowledge of the African consumer, we believe selection and convenience are critical drivers of consumer adoption and continuing loyalty in e-commerce. We will continue to focus on selection and convenience to further improve the attractiveness of our marketplace to consumers. We also believe that the main reason consumers do not purchase goods and services online is the lack of understanding of how transactions work in practice, e.g., that having a bank card is not a prerequisite for transacting online, that purchased goods can be returned and that paying a delivery fee can often be more affordable than driving to the physical store. By delivering the best online shopping experience and by educating African consumers through targeted educational marketing campaigns, we intend to increase the number of consumers regularly transacting on our marketplace.

Continue to increase number of sellers and seller engagement while increasing the monetization of our services. In order to provide our consumers with the best selection and prices, we need to continue attracting more sellers to our marketplace, assist these sellers in growing their businesses and encourage them to increase their assortments and decrease the prices of the goods that they sell. To this end, we intend to continue to invest in our seller platform, to educate sellers on how to best leverage their online presence, to improve the quality and usage of the data and marketing tools used by sellers, and to expand our seller financing program. As sellers grow their businesses on Jumia, we intend to increase the adoption of our seller services, such as marketing, data and business support services, leading to higher monetization.

Further develop Jumia Logistics in order to better serve consumers and drive economies of scale. We intend to use various strategies to increase the reliability of deliveries and shorten delivery times, for example by increasing the number and improving the quality of our logistics partners and growing the number of pick up stations for consumers and drop off locations for sellers. We believe that these strategies will increase convenience and ease of use of our marketplace and drive consumer loyalty. As we continue to scale the number of packages processed through Jumia Logistics, we expect to benefit from increased economies of scale, which will enable us to reduce the delivery fees that we currently pass on to consumers and sellers. We also intend to expand Jumia Logistics to serve not only our marketplace needs but external consumers as well.

Increase the consumer adoption of Jumia Pay. We plan to increase consumer adoption of Jumia Pay by increasing the frequency of usage, making it available in more markets and leveraging the high level of trust that our consumers have for Jumia. We believe that the continuing increase in the use of Jumia Pay will have a positive impact on the frequency of purchases of goods and online services on our marketplace, contribute to the increase of successfully fulfilled orders and further drive consumer satisfaction. We also aim to use Jumia Pay as the cornerstone of a wider financial services platform that will be capable of providing consumers with a wide variety of investment, financing and insurance options from third-party financial institutions by 2020. We expect to begin to monetize Jumia Pay and its contribution to the overall growth of our business by allowing other companies, particularly those located outside Africa, to use it as a unified payments service rather than integrating and managing all local payment methods.

Build for the long term. Our current focus is on maintaining a leading position across existing product categories, services and markets while continuing to scale our business in order to improve our margins and reach profitability. However, we believe that attractive opportunities exist beyond our current areas of operations, such as expansion to new product categories, services and adjacent geographies, in some of which we have already started building our brand through expense-light classifieds portals that may provide us with additional avenues of growth in the future.

Our Geographic Footprint

We believe that we are the only e-commerce business successfully operating across multiple regions in Africa. We currently operate our e-commerce platform in six African regions:

•	Nigeria;

•	Egypt;

•	West Africa, which includes Cameroon, Ghana, Ivory Coast and Senegal;

•	North Africa, which includes Algeria, Morocco and Tunisia;

•	East Africa, which includes Kenya, Rwanda, Tanzania and Uganda; and

•	South Africa.

The following graphic shows Africa’s total population, GDP and number of internet users and the shares of our countries of operation:

Our reach and capabilities position us as the preferred partner in Africa for sellers, from individuals to large global brands, and as the preferred shopping destination for consumers. Nigeria is currently our most important region of operations. Nigeria represented         % of our GMV in 2018. Egypt and West Africa contributed         % and         % to our GMV in 2018, respectively.

While our offerings in these regions are largely similar, we adapt our operations to local demand and market characteristics since competition, logistics and payment landscapes as well as seller and consumer preferences vary from region to region. We operate under the brand “Jumia” in most of our markets, except for South Africa, where we operate under the brand “Zando.”

Our Platform

We believe that our integrated platform, consisting of Jumia Marketplace, Jumia Logistics and Jumia Pay, helps sellers and consumers to easily connect and transact with each other.

We have developed our platform based on a centralized approach that allows for strong localized execution. We operate on the basis of standardized principles, software and processes, in particular with respect to our strategy, brand, overall marketing strategy and our technology platform. This allows us to realize synergies and increase efficiency for elements that are best handled centrally as well as to share our knowledge and best practices gained with our local teams in the markets in which we operate.

Jumia Marketplace

Our marketplace allows consumers to discover, research and buy goods and services and allows sellers to establish their own online presence and efficiently manage their online operations. Our sellers are comprised of key accounts, local sellers and international sellers. Key accounts are typically local official distributors of one or several international or large local brands, local large manufacturers or assemblers of goods or medium to large local retailers. In 2017, approximately 3% to 6% of the sellers on our platform were key accounts. Local sellers are usually professional traders, shop owners or small manufacturers or individuals, which accounted for the vast majority of our sellers in 2017. A small percentage of our sellers are international sellers based outside of Africa. These sellers are generally experienced in conducting cross-border business and are familiar with the processes of e-commerce.

On our marketplace, sellers offer goods from a wide range of categories, such as fashion and apparel, smartphones, home and living items, fast-moving consumer goods, beauty and perfumes and other electronic items. We also offer consumers easy access to a number of services, such as restaurant food delivery, hotel and flight booking, classified advertisements, airtime recharge and instant delivery services.

The following chart shows the share of items sold by category in 2017:

(1)

FMCG denotes fast-moving consumer goods, which are also referred to as consumer packaged goods. This category includes, for example, non-durable goods such as packaged foods, toiletries, over-the-counter drugs and other consumables.

(2)	Services includes online services, food delivery, hotel and flight booking and other services.

In 2017, we had over 500 million visits, making our marketplace a starting point for many consumers to discover, research and buy goods and services.

Goods

We believe that our marketplace has the most extensive and relevant online collection of goods in Africa. Almost all goods listed on our marketplace are offered by third-party sellers and consist of new merchandise. From time to time, we may act as a seller ourselves by offering goods in selected categories where we see unmet demand or the need to better control the consumer experience. In 2017, approximately 90% of the items sold on our marketplace were offered by third-party sellers (i.e., third-party sales), while the remaining 10% of items were sold directly by us (i.e., first-party sales). While the vast majority of our sellers are located in the country in which the relevant transaction takes place, we allow sellers from selected non-African countries such as China to list their goods on our marketplace, providing them with easy access to African markets and valuable data and insights concerning commerce in Africa. Such sellers often offer goods that are not readily available in Africa or have better prices, which improves our attractiveness to African consumers.

We drive consumer engagement by focusing on a product selection along three dimensions: anchor brands (e.g., iconic, sought after brands), bestsellers (e.g., fastest moving goods in the market) and “long-tail” goods (e.g., wide selection of goods not often sought, but that address specific consumer needs). We believe that our offering appeals to consumers, who value ease-of-use, a large product selection and competitive prices.

Most of our sellers are required, either by local regulations or by our operating standards, to allow consumers to return goods within a certain number of days, providing our consumers with the certainty that they will only keep those goods they actually want to keep. The ability to easily return undesired goods is a fundamental pillar of our value proposition to consumers, and we believe that it helps us to increase consumer trust and loyalty.

We seek to minimize returns and the costs associated with our return policy, in particular by improving the presentation of goods and the information available on goods on our marketplace, offering consumer service through our hotline and other messaging services, seller education and maintaining and improving our strict quality control. Based on our experience, the vast majority of goods returned to us have not been opened or used and may be resold through the original channel at full price.

Services

In addition to goods, we offer consumers a number of services through our platform, allowing third parties to access our large consumer base. When we introduce a new service offering, we typically launch the offering in a specific city or country and then expand its geographic reach over time.

Food delivery: Since 2012, we have enabled food ordering and delivery in most of our markets. We provide restaurants with a sophisticated instant delivery network and data-driven insights. For our consumers, we provide access to a large range of local and international restaurants and dishes, from international chains to local restaurants. We have developed an easy-to-use and attractive interface, seamless one-tap payments, and a proprietary geo-location mapping and rider tracking functionality, which has made delivery quick, transparent and convenient for consumers. Around 90% of restaurants we partner with, as of October 2018, prefer to use our logistics service to deliver food, benefitting from advanced tools, significant scale, and rider training to achieve a high level of consumer experience and cost efficiency. Today, we have partnerships with most of the local popular restaurants, including international chains.

Instant delivery services: Leveraging our logistics infrastructure and a growing demand from our consumers for “on demand instant delivery,” we recently launched a number of instant delivery services such as groceries, alcoholic beverages and a range of other convenience goods. We operate these services using identical tools to our food delivery service and provide third-party sellers with opportunities to connect and transact with consumers. We currently offer our instant delivery services in six countries, and we intend to expand our instant delivery service to all countries in which we offer food delivery.

Hotel and flight booking: Since 2014 we have operated a travel-focused service marketplace, which provides consumers with access to hotel and flight booking services across the markets in which we operate. We have formal partnerships with more than 20,000 hotels, from local guesthouses to international chains. Air ticket providers and travel agents use our proprietary flights platform to reach new consumers and expand their businesses. Through our deep partnerships with travel partners, we are able to offer consumers a very relevant selection of options and attractive prices.

eWallet services: Our payment service, Jumia Pay, allows consumers to create their own “eWallet,” enabling them to access a number of payment and transactional services, such as payments of television and cable subscriptions, electricity, internet, water, or donations. Consumers benefit by saving time and being able to securely process payments for a number of daily needs. We started offering our eWallet services in Nigeria in 2016 and Egypt in 2018.

Airtime recharge: Consumers can easily top up credits for their prepaid phones and other mobile devices from most major mobile service providers using their eWallets. We established our airtime recharge service in Nigeria in 2017 and in Egypt in 2018.

Classifieds: Our classified portals allow consumers to look for jobs, real estate, vehicles and other items to buy. Sellers include recruiters, real estate professionals, car dealers, individuals who sell used goods and a large number of small businesses that prefer to have direct on-site interaction with buyers, which facilitates price negotiation and cash payment, over online sales. Our classifieds portals are online in over 40 African countries. We do not seek to monetize this service, but rather generate strong engagement from users.

Jumia Logistics

The logistics landscape in Africa is characterized by a high degree of fragmentation, often with no clear leading player in a particular country or region, a high degree of variability between regions and players, a general lack of automation of logistic centers and an overall challenging infrastructure. While some of Africa’s major cities are reasonably well-served by third-party logistics vendors, such vendors often do not operate with the standards required to ensure a good seller and consumer experience in the context of e-commerce. In addition, many Africans live in rural settings which lack clear addresses and are often far from the nearest warehouse or distribution center. As a result, logistics and delivery services are not readily available in such areas or may be prohibitively expensive. Furthermore, many local logistics companies operate without the technology required to provide consumers with high quality service (e.g., tracking of their order, timely delivery). Finally, logistics companies may struggle to gain access to financing, making it difficult for them to expand and grow their businesses.

We have built an innovative logistics and delivery infrastructure that we believe is the leading e-commerce fulfillment and express delivery service in Africa. Our technology and data allow us to integrate our service providers, our own logistics management solutions and our partner network solutions. We support local entrepreneurs to help them enter into and succeed in the logistics industry by offering them relevant know-how, data, technology and tools. We have also developed a number of processes to benchmark the performance of service providers and to promote healthy competition between such service providers. The following provides an overview of our logistics operations:

Jumia Logistics covers all stages of the fulfillment chain, including warehousing, inbound deliveries, picking and packing, last-mile and payment, tracking and return handling. Our warehouse infrastructure is based on a standardized model and software technology, operated and executed on a local level, and specifically tailored to e-commerce needs. It is designed to increase mid-mile efficiency and reduce lead times in fulfillment processes. As of December 31, 2017, Jumia Logistics included more than 100 logistic partners, which effected 90% of all deliveries in 2017, a large network of warehouses, more than 450 pick-up stations (for consumers) and a large number of drop-off locations (for sellers). All of our warehouse space is leased from third parties. We control all inbound deliveries, whether they are made by sellers at our drop-off stations, picked-up from seller facilities, or picked and packed orders for sellers who use our storage service. Our tracking solution provides full visibility over the package journey. As part of our full-service fulfillment and express delivery infrastructure, we also control the collection and processing of returned merchandise for our sellers. For international sellers, we provide additional support concerning the import/export process.

Our current logistics set-up is the result of significant investments we have made to scale our data and technology tools across the value chain, including investments in end-to-end process optimization and back-end fulfillment systems. We believe that our current fulfillment infrastructure positions us well for scaling, in particular due to our standardized model and software technology. When required, we are able to onboard new logistics partners thanks to our automated systems or expand our current warehouse set-up by adding floors. Furthermore, our business operations do not have special requirements that would be hard to meet, which facilitates the opening of additional warehouse facilities. Our current fulfillment set-up generally allows us to keep our operations asset-light, only requiring minimal capital expenditures with respect to our logistics service.

Jumia Logistics set-up has been designed with a view to opening up our logistics services for third-party needs. Currently, only Jumia marketplace sellers can use Jumia Logistics. In the future, we intend to offer logistics services to parties that do not transact over our marketplace.

Jumia Pay

The African banking and payment landscape is characterized by a high degree of fragmentation of financial institutions and service providers, a general lack of infrastructure, low consumer trust and high perceived levels of fraud. Consumers are often wary of using bank accounts or other banking platforms, as they are afraid that their money may not reach the intended recipient.

To overcome these challenges, Africa has recently experienced a high degree of innovation in mobile payments and financial services, primarily driven by financial technology startups, banks and telecommunication providers that are trying to penetrate the mobile financial services sector in Africa. Mobile transaction services such as Safaricom’s M-Pesa (which processed approximately 6 billion transactions in 2016 and had approximately 29.5 million active consumers as of December 31, 2016), MTN Mobile Money and Orange Money have successfully established their own versions of so-called “eWallet” (electronic wallet) services, a technology that allows users to receive, store and spend money using a mobile phone. Depending on the relevant operator, users can store or link their bank account, debit card or credit card details on such operator’s app or also transfer money to such app. Once the money is deposited in their wallet, they can use it to pay bills or make purchases immediately.

Against this backdrop, we have developed an advanced and sophisticated payment infrastructure, including our own eWallet, which integrates our payment and certain financial services relevant to our sellers and consumers.

Consumer Payment and Financial Services

Our payment service, Jumia Pay, enables sellers and consumers to transact using a diverse variety of payment methods for transactions conducted on marketplace. We launched Jumia Pay in 2016 in Nigeria and in 2018 in Egypt and, more recently, in Ghana and Ivory Coast through agreements with locally licensed sponsoring banks. In these markets, we have integrated most of the relevant local, regional and global banks and third-party payment gateways, and have built a one-stop payment service facilitating online transactions on our marketplace. Consumers have responded with a very rapid adoption of Jumia Pay. In two of our largest markets, Nigeria and Egypt, 48% of orders placed on our platform were completed using Jumia Pay in the third quarter of 2018.

To further drive consumer engagement and to benefit from the increasing share of mobile internet penetration, we have developed our “Jumia One” app, which allows consumers to buy and pay for both Jumia and third-party services (e.g., airtime recharge or utility payments) directly through the app. We designed our app to offer an easy and efficient mobile-only user experience, with innovative features to optimize consumer experience, drive higher conversion and encourage repeat transactions. To use the app, consumers need to create their own eWallet, through which they can link and access a large number of payment and transactional services with and through their respective accounts. Our app is currently available in two of our largest markets, Nigeria and Egypt.

Below is a visual presentation of various components of our Jumia One app:

As of the date of this prospectus, Jumia Pay does not operate as a full-fledged eWallet, i.e., it does not provide the full functionality of an eWallet. The current version of our eWallet operates as a payment gateway that links the eWallet to Jumia Pay and provides our consumers with cashback and top-ups, which are similar to vouchers and have the primary purpose of encouraging consumer loyalty. Funds cannot be withdrawn or transferred from the eWallet. Instead, they can only be used as credit toward subsequent purchases on our platform. Consumers using Jumia Pay also receive the additional benefit that refunds are automatically deposited into their eWallet. Consumers are permitted to transfer refunded money back into their source account.

We have built our app to collect, store and use data, with the perspective to integrate financial services for consumers. Through our app, we are able to track consumer acquisition, purchase and payment behavior, and use this data to improve credit scoring of our consumers, cross- and up-sell our services and personalize the consumer experience.

We believe that the growth of Jumia Pay has significantly benefited, and will continue to benefit, from our marketplace, which provides us access to a large potential user base. We intend to continue to add more payment options and enable consumers to access a number of other financial services provided by third-party financial institutions in the medium- to long-term, and we intend to integrate Jumia Pay with other companies, particularly those located outside Africa, as well as other local start-ups, and allow our consumers to make payments to third parties through their accounts. The integration of further payment options and addition of financial services positions us to charge additional commissions.

Seller Payment and Financial Services

We have developed certain financial services through which our sellers have access to financing solutions offered by various credit partners (e.g., microcredit institutions, banks). Our financial services offering is designed to cater to the needs of our growing seller base as our sellers are often small businesses with limited to no access to financial institutions but who require financial assistance to grow and expand their businesses. Our financial services are currently available to sellers in Nigeria, Kenya, Ivory Coast and Egypt and we intend to offer such financing services in other markets in the medium-term. We believe that this new initiative is very relevant for our sellers, because it increases their engagement with Jumia and provides them with capital which in turn can help them to grow. It is also a potential additional revenue source for Jumia in the long-term as we may be able charge additional commissions to our sellers using our financial services.

Financial institutions often face challenges in providing financial services to individuals and/or small and mid-sized enterprises, in particular due to the lack of scoring data. Our unique proprietary data on our sellers enables us to further develop our own credit scoring engine and allows our partners to benefit from such data and to improve their scoring, distribution and collection of loans and to develop and establish other financial services. Currently, upon a seller’s request, we share such seller’s data with our partners, enabling them to score the relevant seller. If the scoring provides favorable results, our partners return a loan offer to such seller. Going forward, we intend to provide the scoring data in anonymized form to potential lenders and display the pre-approved offers directly on the Jumia seller platform. Our scoring data would help to significantly increase the speed with which a seller may obtain a loan. This is also highly attractive to potential lenders, as we provide them access to our seller base, which significantly facilitates their distribution efforts. At the same time, we lower collection risk for our lending partners, as our partners are able to collect repayments directly from seller accounts.

We intend to offer more opportunities to our sellers, who include a large number of relevant high-traffic sellers such as hotels, restaurants, car dealers, real estate dealers and small and large retailers. These sellers are already using our payment service to process the transactions they conduct on our marketplace. We plan to offer these sellers additional opportunities such as the possibility to act as a physical over-the-counter agency or accept payments from retail consumers through our payment service. In return, these sellers will be able to sell goods and online services available on our mobile applications, mobile-optimized websites and traditional websites (e.g., goods from our marketplace or airtime recharge). In the short- to medium-term, we aim for our sellers to act as a “reverse ATM” by allowing consumers to pay cash to top up their accounts on the Jumia eWallet, thereby providing important avenues for our payment service to reach the large unbanked populations in Africa.

Marketing

We have a coordinated approach to market our offering to sellers and consumers across our geographic footprint.

Seller Recruitment and Engagement

The vast majority of our sellers join our marketplace through a dedicated online portal where they can easily input information to create their seller page, or store, on our marketplace. We use a variety of channels to advertise the opportunity for sellers to open a store, including through online advertising and attending conferences and trade shows where traders and local manufacturers gather. Our objective is to make it easy for sellers to create an online store, while ensuring the quality and the professionalism of the sellers to execute the required operational activities to conduct their online businesses.

To develop and further drive seller engagement following a seller’s successful registration on our platform, we have developed a number of tools that allow our sellers to benefit from our self-managed and scalable platform. For example, to build their online reputation and brand image, sellers can refer to a “seller score,” which is a data-driven scoring of the seller’s performance. Our advantage scheme, which is a program designed to drive seller engagement, also creates an extra incentive for our sellers to increase both topline and operational performance through rewards. Based on certain performance indicators, such as tenure, seller score, revenue and number of items sold per month, we give our sellers a certain rating, which allows such sellers to gain more visibility as we integrate this criteria in the algorithm that sorts visible goods. Furthermore, we have implemented a fully automated operational performance system designed to drive our sellers’ operational performance and improve consumer experience. Based on seller performance, we set certain limits on order volumes and implement financial penalties in case of cancellations, product quality or return issues. We also send a scorecard to our sellers each week, providing our sellers with simple and relevant data and tools to improve their business operations. Finally, our sellers can benefit from our commercial plan tool, which allows them to participate in and manage certain promotional and commercial events, such as Jumia Anniversary, through their sellers’ interface to drive their businesses.

Consumer Education and Engagement

We have built a brand that is well known by consumers and among the most recognizable in our regions of operation. Through our consumer education and engagement efforts, we continuously work on turning our strong brand into relevant traffic.

During September 2018, we commissioned brand awareness studies in five of our largest markets (Nigeria, Egypt, Morocco, Ivory Coast and Kenya). The surveys covered 5,720 consumers and included an approximately equal number of “online shoppers,” (i.e., persons who made an online purchase during the last 12 months prior to the date of the survey), and “non-online shoppers,” (i.e., persons who did not make an online purchase during the last 12 months prior to the date of the survey). We believe that the consumers surveyed are representative of our core consumer target segment in terms of gender, location and revenue bracket. The graphic below illustrates some of the key results of these studies on average:

Other key results of these surveys include:

•	73% of the consumers know Jumia, based on aided awareness questions. Among the “online shoppers,” aided awareness reached 85% and 62% for the “non-online shoppers.”

•

The three main reasons for not buying online for the “non-online shoppers” are that (i) they do not know how to shop online, (ii) they think online products are not genuine and (iii) they cannot verify the quality of online products.

We believe that educating consumers about the options offered by our platform will translate into relevant traffic to our mobile applications, mobile-optimized websites and traditional websites.

With a view to increasing e-commerce adoption and growing consumer engagement, we leverage both performance channels (i.e., marketing channels where we only pay based on measurable results) and non-performance channels in our marketing activities. Some of our performance marketing channels include:

•

Search engine optimization / app store optimization: By analyzing the relevance of key search terms and ensuring that our mobile applications, mobile-optimized websites and traditional websites are designed to best utilize such relevant terms, we constantly work to improve our design to ensure that our mobile applications, mobile-optimized websites and traditional websites are ranked high in organic searches and the maximum relevant traffic is directed to them.

•

Search engine marketing: We further selectively rely on search engine marketing that involves the promotion of our websites by increasing their visibility in search engine results pages, primarily through paid advertising.

•

Paid social media: In our use of social media channels, we rely primarily on Facebook, where as of December 31, 2017, we had approximately 17.9 million followers. We also use other social media platforms such as Instagram. Social media channels help us improve our brand recognition and generate additional word-of-mouth referrals and thereby new consumers.

•

Affiliation marketing: We have developed our own tools, for example a dynamic top selling goods banner tool that changes what is displayed on an affiliate’s site depending on what we want to promote. We are currently developing further tools such as search tools and a leaderboard with affiliate ranking.

•

Consumer relationship management: Our consumer relationship activities (CRM) serve as a free engine for re-engagement of our visitors and consumers through all type of notifications (e.g., app notifications, web notifications, SMS, emails).

•

Vouchers: We create specific incentives to encourage consumers to try Jumia for the first time, or to re-engage with consumers who have not been active for a certain period, or to drive certain specific volume to certain categories.

•

Offline marketing: In certain markets in which we operate, we have launched our sales program JForce, which consists of independent sales consultants that earn commissions by selling the goods and services that we offer on our platform to their personal or professional networks. The profile of our consultants is very diverse, comprising students, young professionals, and moms as well as small shops and retailers. We are also testing a limited number of “physical stores” to allow consumers to directly interact with Jumia in person.

While our marketing efforts primarily focus on performance marketing channels, we also rely on non-performance channels, including the following:

•

Social media influencers: To strategically increase our overall reach and enhance brand perception, we also selectively work with influencers (e.g., local celebrities, key opinion leaders, niche publishers and content creators) across a large number of social media channels as well as YouTube.

•

YouTube: We further leverage our YouTube channel to run video campaigns to maximize our coverage, especially during our promotional events. By using videos as a separate marketing channel, we are able to achieve quantifiable impact over our organic channels, while also using video as a market research tool.

•

Offline marketing: We invest in offline marketing and mass media in order to build awareness of our brand and increase traffic to our platform. For example, we run various TV and radio campaigns and also use billboards to further build trust and awareness. These channels further helped us to address another category of consumers which we could not reach through online marketing. In addition, our on-ground presence through agencies and street activation teams contributes to our offline marketing presence.

As part of our general marketing strategy, we create promotional events that are relevant to consumers. Large campaigns are typically executed simultaneously in all our major markets. However, start dates may vary by a few days due to local holidays. For other campaigns, more flexibility exists as to the dates and the commercial intensity of the campaign.

To enhance the return on our marketing investment, we follow a data-driven approach and leverage the large amount of data collected through our operations. We utilize our data-driven analytics capabilities to link marketing investments with respect to individual marketing channels and events in our various target markets to the relevant benefits we derive from them (i.e., visits to our mobile applications, mobile-optimized websites and traditional websites as well as subsequent orders from the respective consumers) when allocating our marketing budget.

Our Support

Our Seller Support

We have developed strong seller support processes to help our sellers manage their operations, further grow their businesses and deepen their level of engagement with us. We take the seller experience beyond the traditional “business only” approach by thinking of, and treating, our sellers as a community. Benefiting from our locally deployed teams with deep knowledge of regional market characteristics, we offer our sellers fast and localized operational and technological assistance. For example, our seller support teams provide sellers with personalized assistance and answer questions relating to operations, category management, inventory management and pricing. In addition, we create dedicated online forums such as our “Vendor Hub” and our “Online University” through which new sellers can ask questions and obtain answers from other sellers.

Our Consumer Support

In line with our focus on providing a superior consumer experience, we consider consumer support to be a key element of our operations. Our dedicated and locally deployed consumer service teams focus on serving consumers on our marketplace through telephone hotlines, real-time instant messaging and other online inquiry systems. To provide such services, we operate a consumer service center in each of our markets. In order to ensure a consistent and high quality of consumer service, all of our consumer service centers operate based on standardized principles, software and processes. By focusing on the high quality of our consumer service, we seek to ensure that only a comparably small number of consumer complaints result in returns. We believe that the success of our consumer service operations is evidenced by generally high satisfaction among our consumers.

Technology and Data

We consider ourselves to be a technology company and believe that we have the most advanced and sophisticated e-commerce platform in the markets in which we operate. Our platform is operated by more than 200 highly qualified technology experts, providing us with significant innovative potential as we continually seek to expand and optimize our technology infrastructure. Our technology experts are predominantly located in our global technology center in Porto, Portugal. Portugal is well located to serve Africa in terms of time zones and travel options, is part of the Schengen area, which allows us to recruit talent on a European level, and provides a favorable cost of living environment.

Technology and Data Platform

We have created a custom- and purpose-built modular technology and data platform that is highly adapted to our markets and highly scalable. Our technology and data platform covers all steps along the value chain, from seller recruitment and support to consumer acquisition and engagement, traffic optimization, payments, logistics, infrastructure and business intelligence and is built with a service-oriented architecture approach for every component. The following graphic demonstrates the powerful network effects generated by the interactions of our sellers and consumers with our platform:

To meet consumers’ expectations, we have developed our mobile applications, mobile-optimized websites and traditional websites, which are programmed and updated in-house as a resilient storefront for our product offering, focusing on reducing downtime while providing a state-of-the-art consumer experience. Backup servers help us ensure the stability and reliability of our technology backbone. In our technology operations, we rely on a hybrid infrastructure, based on the cloud computing platform provided by third parties, and a private hosting provider for back-office systems for which services we pay licensing fees. Cloud computing helps us to efficiently store data and maintain and speed up the availability of our mobile applications, mobile-optimized websites and traditional websites. The stability and reliability of our technology backbone is evidenced by the fact that our mobile applications, mobile-optimized websites and traditional websites were available 99.9% of the time in 2017.

While we offer a variety of different interfaces (e.g., through our mobile applications, mobile-optimized websites and traditional websites), our platform is based on our central authentication system, allowing our consumers to access all our services and platform with one account and password.

As mobile traffic accounted for 66% of our overall platform traffic in 2017, our front-end development focuses primarily on features that improve user experience on mobile devices. We specifically optimize our mobile applications for size, in order to make them easier for consumers to download or to upgrade. We also invest significant resources in optimizing the speed of our mobile applications in order to help consumers save time while browsing our mobile applications.

We analyze seller and consumer behavior, and we tailor the design and the content of our mobile applications, mobile-optimized websites and traditional websites to ensure that they stay relevant to consumers. We prioritize all new developments and new features based on local insights that we are able to gather with our local teams.

We make significant investments in our innovation and research and development activities. For example, we currently focus on machine learning and artificial intelligence (e.g., search algorithm, return rate prediction, enhanced marketing targeting), hybrid infrastructures and operation system virtualization (e.g., enhanced elasticity and resilience of infrastructure, cost optimization and waste reduction) as well as micro-services and server-less architecture (e.g., enhanced agility and speed of development). Those investments typically contribute to increased user experience of our platforms and higher conversion rates.

Payment Services Technology

Jumia Pay integrates relevant local and international payment methods to facilitate payments. This is done either with a direct integration, if the expected transaction volume warrants the effort, or by using aggregators. We generally aim to present a unified experience to our users, irrespective of the payment method used, and store payment information in a secure environment based on the Payment Card Industry Data Security Standard (PCI DSS). At the same time, we offer a unified application programming interface (API) across all payment methods.

We have developed our fraud scoring and risk monitoring processes using industry-leading software that utilizes algorithms that analyze different criteria. Every major user case (purchase or login) is covered by real-time scoring, where over 300 factors are considered. Device fingerprinting is used to track account takeovers and money laundering. Our in-house fraud team employs a combination of machine learning and rule sets to find an appropriate balance between acceptable risk and a high acceptance rate. New rules can be tested against historic data to measure the impact before deploying to the production system. Real-time monitoring allows for detection of coordinated attacks. Our focus on disciplined fraud risk management through our scoring algorithms has allowed us to further reduce the share of bad debts and credit card chargebacks, while at the same time accelerating our growth. In addition, we implemented across all our markets a new cash reconciliation system in June 2018, which verifies on a daily basis the payment status for all goods sold on our marketplace. We also intend to implement our cash reconciliation system for our food and travel services. The purpose of this system is to more closely monitor receivables in order to prevent and detect fraudulent activity.

Security

When expanding and operating our technology platform, we constantly focus on security and reliability. To this end, we undertake administrative and technical measures to protect our systems and the consumer data that those systems process and store (e.g., cloud storage, data encryption, VPN network). We have developed policies and procedures designed to manage data security risks (e.g., disaster recovery systems, penetration and security testing) and implemented various security measures, including password security, firewalls, automated backup systems and high-quality antivirus software. We also store proprietary information and business secrets, and we employ third-party service providers that store, process and transmit such information on our behalf, in particular payment details. We also rely on encryption and authentication technology licensed from third parties to securely transmit sensitive and confidential information. We take steps such as the use of password policies and firewalls to protect the security, integrity and confidentiality of sensitive and confidential information that we and our third-party service providers store, process and transmit.

Competition

The African retail landscape is characterized by a high degree of fragmentation, which often exhibits no clear leading player in the markets in which we operate. On a regional or country level, we face competition from both offline and online companies across our broad offering. The vast majority of consumer expenditures is, however, still taking place offline.

Our offline competitors vary from market to market but typically include traditional brick-and-mortar retailers such as local or regional retails chains and informal, local stores. Our main online competitors include Souq.com in Egypt (a company affiliated with Amazon), Takealot, Superbalist and Spree (all part of the Naspers group) in South Africa, and Konga in Nigeria. Several global websites, such as Amazon, Asos, or AliExpress (part of Alibaba group), also offer shipping services to certain African countries for a selection of products.

Employees and Culture

As of December 31, 2017, we employed a total of 4,157 full-time equivalent (FTE) employees. Our employees are based in 20 offices in 18 countries, and 32.7% of our employees were female and 67.3% were male as of December 31, 2017.

The following table provides a breakdown of our employees by geography:

As of December 31, 2017
Nigeria	1,235
Egypt	467
West Africa	937
North Africa	512
East Africa	530
South Africa	158
Others	318

Total	4,157

As of December 31, 2017, approximately 38.1% of our workforce consisted of logistics employees, followed by marketplace operations and management employees at 37.9% and consumer service employees at 13.7%.

The following table provides a breakdown of our employees by category:

As of December 31, 2017
Logistics	1,583
Marketplace operations and management	1,575
Other(1)	843

Total	4,157

(1)	Includes 568 consumer service employees.

Our corporate culture is anchored in our entrepreneurial and collegial roots, and our employees are deeply committed to our success, as demonstrated by the following graphic:

We seek to promote the following core values to drive the action of our employees every day:

•	We are a group of leaders committed to winning the digital landscape in Africa.

•	We achieve impact by thinking faster and executing better than any other business.

•	We grow people who build businesses.

We believe that we maintain a good working relationship with our employees, and we have not experienced any significant labor disputes or any difficulty in recruiting staff for our operations. Our employees are not represented by any collective bargaining agreement or labor union, other than standard and non-binding personnel representations.

Intellectual Property

Our intellectual property, including copyrights and trademarks, is important to our business. We have registered trademarks in most relevant jurisdictions for “Jumia” and for “Zando” in South Africa. Our intellectual property portfolio includes numerous domain names for websites that we use in our business.

We control access to, use and distribution of our intellectual property through confidentiality procedures, non-disclosure agreements with third parties and our employment and contractor agreements. We rely on contractual provisions with our partners to protect our proprietary technology, brands and creative assets. We constantly monitor our trademarks in order to maintain and protect our intellectual property portfolio, including by pursuing any infringements by third parties.

Insurance Coverage

We have taken out a number of group insurance policies that are customary in our industry, such as property and loss of earnings insurance, business liability insurance, including insurance for product liability, transport insurance and environmental liability insurance. We believe that our insurance policies contain market-standard exclusions and deductibles. We regularly review the adequacy of our insurance coverage and consider the scope of our insurance coverage to be customary in our industry.

Facilities

Our headquarters are located at Charlottenstraße 4, 10969 Berlin, Germany. We have leased this property for a term of three years, which expires in 2019.

As of the date of this prospectus, we do not own any real estate property. The following table provides an overview of our material leased real estate property:

Location	Approximate size of effective area	Primary use
	(in square meters)
Plot 4, Block A, Surulere Industrial road, Ogba Scheme, Ikeja, Lagos, Nigeria	9,566	Warehouse
85 industrial zone, New Cairo, Cairo, Egypt	4,895	Warehouse
Km13, Douar Lahfafra, Nouaceur, Casablanca	2,118	Warehouse
Godown Space, 202489, Mombasa Road, Nairobi, Kenya	3,277	Warehouse
Zone Industrielle Koumassi, Abidjan, Ivory Coast	1,000	Warehouse
Oude Moulen, ERF 154157, Cape Town, South Africa	3,045	Warehouse
Rua Ricardo Severo, No. 3 1st Floor, 4050-515 Porto, Portugal	2,000	Office
Office No. 1702, Plot No. 296, One by Omniyat Tower, Business Bay, Dubai UAE	298	Office
Charlottenstraße 4, 10969 Berlin, Germany	120	Office

Legal Proceedings

From time to time, we may be involved in various claims and legal proceedings relating to claims arising out of our operations. We are currently not a party to any material legal proceedings (including any such proceedings that are pending or threatened of which we are aware).

REGULATORY ENVIRONMENT

Our business is subject to numerous regulations and requirements under the applicable national laws of the various African countries in which we operate. These countries do not follow any uniform legal and regulatory framework. Many of these countries are characterized by inadequate and uncertain legal systems and regulatory regimes. Consequently, their laws and regulations are continuously evolving and are occasionally in conflict with one another. Below we summarize a non-exhaustive list of significant regulations or requirements in the jurisdictions where we conduct our material business operations.

Data Protection

Data protection laws regulate the collection, storage, transfer, disclosure and other use of personal data. Personal data, especially in electronic form, is typically governed by the law of the country in which it was collected and stored. African countries do not follow a unified approach to data protection laws. Some countries have enacted comprehensive personal data protection laws while others have enacted no such laws. Among the African countries in which we operate, Ivory Coast, Ghana, Senegal, Morocco, Nigeria, South Africa and Tunisia have established comprehensive data protection and data privacy laws; all other countries in which we operate do not have data protection and privacy laws.

In Nigeria, the National Information Technology Development Agency passed new data protection guidelines in 2017, and we are in the process of implementing new policies to comply with these new regulations. Data protection in Morocco is regulated by the National Commission for the Protection of Personal Information, which constantly monitors all e-commerce websites for data and information security issues and notifies companies when they are not in compliance. Data protection in Ivory Coast is regulated by the Autorité de Régulation des Telecommunications de Côte d’Ivoire (“ARTCI”), and several of our managers with extensive access to consumer data recently completed mandatory consumer data protection training with the ARTCI in order to ensure our compliance with the law. In South Africa, the Protection of Personal Information Act regulates the lawful processing and protection of consumer’s personal data and greatly impacts direct marketing to consumers. Egypt is in the process of developing data protection laws.

In June, 2014 the African Union (“AU”) adopted the AU Convention on Cybersecurity and Data Protection (the “AU Convention”) to provide a data protection framework which African countries can either ratify or use to adopt their own national legislation. However, this convention is not in effect because it has not yet been ratified by 15 out of the 54 AU jurisdictions. Like the recently-replaced EU Data Protection Directive, the AU Convention does not have any legal force until it is adopted into a country’s domestic legislation. Among the African jurisdictions that have enacted comprehensive data protection legislation, the legislation generally covers issues of notice, consumer consent, data security, transfer of data across borders, data retention requirements, data breach notification requirements and registration with a data protection authority.

Compliance with the various data protection laws in Africa is challenging due to the complex and sometimes contradictory nature of the different regulatory regimes. Because data protection regulations are not uniform among the various African nations in which we operate, our ability to transmit consumer information across borders is limited by our ability to comply with conditions and restrictions that vary from country to country. In countries with particularly strict data protection laws, we might not be able to transmit data out of the country at all. For example, Ivory Coast, Ghana, Senegal, Morocco, and Tunisia all restrict data transfer across borders. Ghana also requires that a company notify consumers in the event of a personal data breach. Egypt currently has no data protection and privacy laws. However, the Egyptian government announced in 2017 that it is committed to doubling the size of its e-commerce sector by 2020, and intends to update all legislation and regulation relevant to e-commerce.

Consumer Protection

We are subject to several laws and regulations designed to protect consumer rights. For example, in South Africa, the Consumer Protection Act regulates consumer rights and supplier responsibilities, which extend to

e-commerce transactions. More generally, these consumer protection laws typically set out basic consumer rights, which often include the right to obtain clear and accurate information about products and services offered on the consumer market, and the right to obtain clear and accurate terms and conditions of the sale of goods. Moreover, many of the governments in the countries in which we currently operate have the power in certain circumstances, by regulation or other government action, to interfere with the performance of contracts or to terminate them or declare them null and void. By contrast, the consumer protection law in other countries in which we operate is not yet developed. Of the fourteen African countries in which we operate, ten have consumer protection legislation in place, while the other four have consumer protection legislation in the drafting stage. Furthermore, many of the countries with existing consumer protection legislation enacted such legislation only recently. For example, a new consumer protection and product safety code was implemented in Ivory Coast in 2017, requiring us to adapt our terms and conditions and make several changes to our return policy, including granting clients the right to free returns up to ten days after delivery, whereas consumer protection laws in Egypt require that we allow free returns up to fourteen days after delivery, and our standard policy allows for free returns up to seven days in all other countries in which we operate.

Product Safety

South Africa is the only jurisdiction in which we operate with a well-established legal or regulatory framework concerning product safety and liability. Other jurisdictions have more limited product safety regulations. These various legal and regulatory frameworks make it difficult for us to establish uniform product safety procedures across all of our markets. Additionally, many of the goods sold on our marketplace are offered and delivered by third parties, which makes it difficult for us to predict our liability exposure or establish standard procedures for product safety. Nevertheless, we take a proactive approach to quality control and product safety in all of our markets, with specific quality checks in place based upon the sensitivity of goods and services offered in various markets. We limit liability exposure across markets through standard contractual terms that require all sellers on our marketplace to accept full responsibility for any loss or damage caused by their products and indemnify us accordingly. We also delist sellers who offer prohibited products. Furthermore, we implement country-specific product safety, quality control, and liability-limiting procedures as necessary.

Payment Services

Africa is characterized generally by the lack of an advanced financial infrastructure, and the percentage of Africans with a bank account, although increasing rapidly, remains relatively low. Accordingly, most of our transactions are completed using a cash on delivery system. Integrated payment and delivery systems are relatively new in Africa, and regulation of such services is constantly evolving.

We offer certain payment and financial services to our consumers and sellers across the various African markets in which we operate. In a number of jurisdictions we offer services as a payment service provider (“PSP”). While we do not hold licenses to operate as a direct PSP, we are permitted to offer Jumia Pay services in certain markets (for example, Nigeria, Egypt, Ghana, and Ivory Coast) through agreements we have with existing licensed banks or PSPs to sponsor our Jumia Pay services. We do not currently have plans to apply for a PSP license in Egypt because Egypt permits PSP activity only in connection with a licensed sponsoring bank. By contrast, we have applied for the necessary licenses that will allow us to operate as an independent PSP in Nigeria, and we will soon apply for the necessary licenses in Ivory Coast and Morocco. Additionally, we will gradually apply with the relevant authorities in other countries to receive full PSP granting authorization to independently process payments for third parties, where permissible. We cannot guarantee that such licenses will be granted or, where granted, that they will be retained.

We are currently not offering the full functionality of a full-fledged “eWallet” services in any of our markets. We are offering our Jumia-specific eWallet services in Nigeria and Egypt through agreements with existing licensed sponsoring banks: the eWallet links to Jumia Pay and provides our consumers with cashback and top-ups, which are similar to vouchers and have the primary purpose of encouraging consumer loyalty.

Funds cannot be withdrawn or transferred from the eWallet. Instead, they can only be used as credit toward subsequent purchases on our platform. Consumers using Jumia Pay also receive the additional benefit that refunds are automatically deposited into their eWallet. Consumers are permitted to transfer refunded money back into their source account. If we were to begin operating Jumia Pay as a full-fledged eWallet, we would be required to comply with the relevant local regulations, which generally require that all e-money is secured by a one-to-one exchange of funds held in an escrow account at the sponsoring bank.

As with PSP licenses, Egypt also does not offer independent eWallet licenses to e-commerce companies like us. By contrast, we have applied for the necessary license in Nigeria and are finalizing our licensing application for Kenya. In the future, we intend to apply for the necessary licenses in Morocco and Ivory Coast to independently operate our eWallet services in these countries. If we obtain licenses in these countries, we will be subject to regulatory capital requirements. For example, in Morocco, we would be required by the Central Bank to maintain approximately €1 million in core capital. In Ivory Coast, we would face a minimum capital requirement of €450 thousand. We intend to apply for the necessary licenses in other countries based on the growth and adoption of our eWallet services, in which case we may also face corresponding regulatory capital requirements. We would also need to comply with relevant e-money regulations as explained above.

We currently operate as a direct lender only in Kenya, where current contract law allows us to do so without any specialized license. We have the necessary license to operate as a direct lender in the city of Lagos, Nigeria, but do not currently offer direct lending services there. We currently do not intend to offer direct loans in any other markets. Instead, our marketplace enables licensed third-party lenders to offer loans to our consumers or sellers in other jurisdictions such as Egypt, Morocco and Ivory Coast. Because we only operate as an intermediary in the lending market in these countries, our partners are responsible for the underwriting and credit scoring process. We are closely monitoring any change in various regulations that would require us to obtain a license in order to continue operating our lending marketplace.

Other financial regulations and payment standards in Africa vary greatly from country to country. Certain jurisdictions have enacted legislation to prevent money laundering, fraud and terrorist financing. For example, in 2001, the Egyptian Government established the Information Technology Industry Development Authority and tasked it with regulating online transactions and other aspects of the information technology industry. Other jurisdictions require that we obtain licenses to offer certain of our payment solutions and lending services. For example, the Bank of Ghana recently issued regulatory revisions and guidelines for electronic money issuers. In the near future, the bank plans to require electronic money issuers join a central registry, and is lobbying the legislature for passage of the Payment Systems and Services Bill which would allow the bank to regulate an estimated 150,000 active mobile-money agents and enforce anti-money-laundering and data protection standards. Internet activity in Ghana is currently regulated by the National Communications Authority (“NCA”). The NCA enforces the Electronic Transactions Act of 2008, which provides a comprehensive legal framework for, among other things, electronic transactions, data protection and electronic funds transfer.

The general inconsistency of financial regulations adds to the security concerns of credit worthy consumers that make them reluctant to electronically transfer funds or pre-pay for goods. Resolving the barriers to creating a reliable financial infrastructure would require cooperation between governments, financial institutions and mobile service providers.

Shipping Services

In some of our countries of operations the postal service has monopoly rights. For example, in Morocco, the postal service has monopoly rights for the distribution of letters and parcels weighing no more than one kilogram, limiting our options concerning last-mile delivery.

MANAGEMENT

Overview

Prior to the completion of this offering, we will convert into a German stock corporation (Aktiengesellschaft or AG) with our registered seat in Germany. We will be subject to German legislation on stock corporations, most importantly the German Stock Corporation Act (Aktiengesetz). In accordance with the German Stock Corporation Act, our corporate bodies are the management board (Vorstand), the supervisory board (Aufsichtsrat) and the shareholders’ meeting (Hauptversammlung). Our management and supervisory boards are entirely separate and, as a rule, no individual may simultaneously be a member of both boards.

Our management board is responsible for the day-to-day management of our business in accordance with applicable laws, our articles of association (Satzung) and the management board’s internal rules of procedure (Geschäftsordnung). Our management board represents us in our dealings with third parties.

The principal function of our supervisory board is to supervise our management board. The supervisory board is also responsible for appointing and removing the members of our management board, representing us in connection with transactions between a current or former member of the management board and us, and granting approvals for certain significant matters.

Our management board and our supervisory board are solely responsible for and manage their own areas of competency (Kompetenztrennung); therefore, neither board may make decisions that, pursuant to applicable law, our articles of association or the internal rules of procedure are the responsibility of the other board. Members of both boards owe a duty of loyalty and care to us. In carrying out their duties, they are required to exercise the standard of care of a prudent and diligent businessperson. If they fail to observe the appropriate standard of care, they may become liable to us.

In carrying out their duties, the members of both boards must take into account a broad range of considerations when making decisions, including our interests and the interests of our shareholders, employees, creditors and, to a limited extent, the general public, while respecting the rights of our shareholders to be treated on equal terms. Additionally, the management board is responsible for implementing an internal monitoring system for risk management purposes.

Our supervisory board has comprehensive monitoring responsibilities. To ensure that our supervisory board can carry out these functions properly, our management board must, among other duties, regularly report to our supervisory board regarding our current business operations and future business planning (including financial, investment and personnel planning). In addition, our supervisory board or any of its members is entitled to request special reports from the management board on all matters regarding the Company, our legal and business relations with affiliated companies and any business transactions and matters at such affiliated companies that may have a significant impact on our position at any time.

Under German law, our shareholders have no direct recourse against the members of our management board or the members of our supervisory board in the event that they are believed to have breached their duty of loyalty and care to us. Apart from insolvency or other special circumstances, only we have the right to claim damages against the members of our two boards.

We may waive these claims to damages or settle these claims only if at least three years have passed since any violation of a duty occurred and only if our shareholders approve the waiver or settlement at a shareholders’ meeting with a simple majority of the votes cast; provided that no shareholders who in the aggregate hold one-tenth or more of our share capital oppose the waiver or settlement and have their opposition formally recorded in the meeting’s minutes maintained by a German civil law notary.

Supervisory Board

German law requires that the supervisory board consists of at least three members, whereby the articles of association may stipulate a certain higher number. Our supervisory board currently consists of              members. German law further requires the number of supervisory board members to be divisible by three if this is necessary for the fulfillment of co-determination requirements. This does not apply to us as we are currently not subject to co-determination. As we grow, this may change and our supervisory board may be required to include employee representatives subject to the provisions of the German One-Third Employee Representation Act (Drittelbeteiligungsgesetz), which applies to companies that have at least 500 employees, and the German Codetermination Act (Mitbestimmungsgesetz), which applies to companies that have at least 2,000 employees. As of January 1, 2016, 30% of the supervisory board members must be women in case the company is a fully co-determined (voll mitbestimmungspflichtig) company, which requires that the company has at least 2,000 employees. This currently does not apply to us.

The supervisory board has set certain targets for the composition of the supervisory board, including:

•	at least a % ratio of women to men serving on the supervisory board; and

•	an age limit of seventy years at the time of appointment.

The members of our supervisory board are elected by the shareholders’ meeting in accordance with the provisions of the German Stock Corporation Act (Aktiengesetz). German law does not require the majority of our supervisory board members to be independent and neither our articles of association nor the rules of procedure for our supervisory board provide otherwise. However, the rules of procedure for our supervisory board provide that the supervisory board shall, taken as a whole, comprise of, in its own estimation, an adequate number of independent members.

Under German law, a member of a supervisory board may be elected for a maximum term of up to approximately five years, depending on the date of the shareholders’ meeting at which such member is elected. Re-election, including repeated re-election, is permissible. The shareholders’ meeting may specify a term of office for individual members or all of the members of our supervisory board which is shorter than the standard term of office and, subject to statutory limits, may set different start and end dates for the terms of members of our supervisory board.

The shareholders’ meeting may, at the same time as it elects the members of the supervisory board, elect one or more substitute members. The substitute members replace members who cease to be members of our supervisory board and take their place for the remainder of their respective terms of office. Currently, no substitute members have been elected or have been proposed to be elected.

Members of our supervisory board may be dismissed at any time during their term of office by a resolution of the shareholders’ meeting adopted by at least a simple majority of the votes cast. In addition, any member of our supervisory board may resign at any time by giving one month’s written notice of his or her resignation to the chairperson of our supervisory board (in case the chairperson resigns, such notice is to be given to the deputy chairperson) or to the management board. The management board, the chairperson of our supervisory board or in case of a resignation by the chairperson, his/her deputy may agree upon a shorter notice period.

Our supervisory board elects a chairperson and a deputy chairperson from its members. The deputy chairperson exercises the chairperson’s rights and obligations whenever the chairperson is unable to do so. The members of our supervisory board have elected              as chairperson and              as deputy chairperson, each for the term of their respective membership on our supervisory board.

The supervisory board meets at least twice during the first half and twice during the second half of each calendar year. Our articles of association and the supervisory board’s rules of procedure provide that a quorum of the supervisory board members is present if at least half of its members participate in the vote. Members of our supervisory board are deemed present if they participate via telephone or other electronic means of communication (especially via video conference) or abstain from voting unless the chairman issues an order deviating therefrom. Any absent member may also participate in the voting by submitting his or her written vote through another member.

Resolutions of our supervisory board are passed by the vote of a simple majority unless otherwise required by law, our articles of association or the rules of procedure of our supervisory board. In the event of a tie, the chairperson of the supervisory board has the casting vote. Our supervisory board is not permitted to make management decisions, but, in accordance with German law and in addition to its statutory responsibilities, it has determined that certain matters require its prior consent, including:

•	adoption, amendment or rescission of the combined annual business plan for the Company including the related investment, budget and financial planning;

•	individual investments in fixed assets exceeding € million in the individual case or exceeding the agreed annual investment budget by more than an amount of € million in total;

•	entering into credit or loan agreements or other financing agreements as a borrower in excess of € million in the individual case as well as changes to our credit line in excess of € million;

•

granting of loans (i) in excess of €             million in the individual case or €             million in the aggregate per year (excluding loans to wholly owned subsidiaries or loans granted in the ordinary course of business, e.g., to suppliers or landlords) or (ii) to employees in excess of €             in the individual case excluding wage and salary advances;

•

granting the assets of the Company as collateral, pledges or security interest; granting or assuming guarantees or similar liabilities or of sureties or personal guarantees, payment guarantees or of any and all obligations similar to personal guarantees (bürgschaftsähnliche Verpflichtungen); issuance of letters of comfort (Patronatserklärungen) as well as issuance of notes payable (Eingehen von Wechselverbindlichkeiten) in excess of an amount of €             million or outside the ordinary course of business, provided, however, that statutory and/or contractual securities and/or liabilities of the aforementioned kind (e.g., lessor’s lien, liens in connection with commercial loan insurances, retention of title, custom and tax deposits, etc.) or securities and/or liabilities for the benefit of wholly owned subsidiaries shall always be considered as inside the ordinary course of business;

•

futures transactions concerning currencies, securities and exchange traded goods and rights as well as other transactions with derivative financial instruments in excess of an amount of €             million and made outside the ordinary course of business, provided, however, that hedging transactions to limit corresponding risks shall always be in the ordinary course of business;

•

acquisition or disposal of enterprises, including joint ventures, participations in enterprises or independent divisions of a business, other than the acquisition of shelf companies, exceeding an amount of €             million in the individual case or €             million in total on an annual basis;

•	encumbrance of shares, if such shares secure a claim of more than € million, as well as liquidation of companies;

•	execution and amendment of agreements with definitively committed payment obligations exceeding € million;

•	initiation or termination of court cases or arbitration proceedings involving an amount in controversy greater than € million in the individual case; and

•	conclusion, amendment or termination of enterprise agreements pursuant to Sections 291 et seqq. of the German Stock Corporation Act (Aktiengesetz).

Our supervisory board may designate further types of actions as requiring its approval. The following table sets forth the names and functions of the current members of our supervisory board, their ages, their terms (which expire on the date of the relevant year’s general shareholders’ meeting) and their principal occupations outside of our Company:

Name	Age	Term expires	Principal occupation

The business address of the members of our supervisory board is the same as our business address: Charlottenstraße 4, 10969 Berlin, Germany.

The following is a brief summary of the prior business experience of the members of our supervisory board:

Supervisory Board Practices

Decisions are generally made by our supervisory board as a whole; however, decisions on certain matters may be delegated to committees of our supervisory board to the extent permitted by law. The chairperson, or if he or she is prevented from doing so, the deputy chairperson, chairs the meetings of the supervisory board and determines the order in which the agenda items are discussed, the method and order of voting, as well as any adjournment of the discussion and passing of resolutions on individual agenda items after a due assessment of the circumstances.

In addition, under German law, each member of the supervisory board is obliged to carry out his or her duties and responsibilities personally, and such duties and responsibilities cannot be generally and permanently delegated to third parties. However, the supervisory board and its committees have the right to appoint independent experts for the review and analysis of specific circumstances in accordance with its control and supervision duties under German law. We would bear the costs for any such independent experts that are retained by the supervisory board or any of its committees.

Pursuant to Section 107 para. 3 of the German Stock Corporation Act (Aktiengesetz), the supervisory board may form committees from among its members and charge them with the performance of specific tasks. The committees’ tasks, authorizations and processes are determined by the supervisory board. Where permissible by law, important powers of the supervisory board may also be transferred to committees.

Under Section 10 of its rules of procedure, the supervisory board has established an audit committee, a compensation committee, and a corporate governance and nominations committee. Set forth in the table below are the current members of the audit committee, the compensation committee, and the corporate governance and nominations committee:

Name of committee	Current Members
Audit committee
Compensation committee
Corporate governance and nominations committee

Audit Committee

Our audit committee assists the supervisory board in overseeing the accuracy and integrity of our financial statements, our accounting and financial reporting processes and audits of our financial statements, the effectiveness of our internal control system, our risk management system, our compliance with legal and regulatory requirements, the independent auditors’ qualifications and independence, the performance of the independent auditors and the effectiveness of our internal audit functions. The audit committee’s duties and responsibilities to carry out its purposes include, among others:

•

the preparation of the supervisory board recommendation to the shareholders’ meeting on the appointment of the independent auditors to audit our financial statements and the respective proposal to the supervisory board;

•

direct responsibility for the appointment, compensation, retention and oversight of the work of the independent auditors, who shall report directly to the audit committee, provided that the auditor appointment and termination shall be subject to approval by the shareholders’ meeting;

•	the pre-approval, or the adoption of appropriate procedures to pre-approve, all audit and non-audit services to be provided by the independent auditors;

•	the handling of matters and processes related to auditor independence;

•

the establishment, maintenance and review of procedures for the receipt, retention and treatment of complaints received by us regarding accounting, internal accounting controls or auditing matters, and for the confidential, anonymous submission by our employees of concerns regarding questionable accounting or auditing matters; and

•	the review and approval of all our related party transactions in accordance with our policies in effect from time to time.

The audit committee shall have the resources and authority appropriate to discharge its duties and responsibilities, including the authority to select, retain, terminate, and approve the fees and other engagement terms of special or independent counsel, accountants or other experts and advisors, as it deems necessary or appropriate, without seeking approval of the management board or supervisory board. We shall provide for appropriate funding, as determined by the audit committee, in its capacity as a committee of the supervisory board, for payment of compensation to the independent auditors engaged for the purpose of preparing or issuing an audit report or performing other audit, review or attest services for us, compensation of any advisers employed by the audit committee, and ordinary administrative expenses of the committee that are necessary or appropriate in carrying out its duties.

The audit committee consists of at least three members and, subject to certain limited exceptions, each member of the audit committee must be independent according to the following criteria:

•

no member of the audit committee may, directly or indirectly, accept any consulting, advisory or other compensatory fees from our company or its subsidiaries other than in such member’s capacity as a member of our supervisory board or any of its committees; and

•

no member of the audit committee may be an “affiliated person” of our company or any of its subsidiaries except for such member’s capacity as a member of our supervisory board or any of its committees; for this purpose, the term “affiliated person” means a person that directly or indirectly, through one or more intermediaries, controls or is controlled by, or is under common control of our company or any of its subsidiaries.

At least one member of the audit committee shall qualify as an “audit committee financial expert” as defined under the Exchange Act.

Compensation Committee

Our compensation committee consists of three members, one of whom is the chairperson of the supervisory board. Our compensation committee is responsible for:

•

considering all aspects of compensation and employment terms for the management board, and in this regard (i) making recommendations to and preparing decisions for the supervisory board, (ii) preparing presentations to the shareholders’ meeting (as applicable), to discuss amendments to existing, or the establishment of new, employment agreements for the members of the management board, including issues of compensation guidelines, incentive programs, strategy and framework;

•	considering the compensation and general employment terms for second level executives, and in this regard it is authorized to make recommendations to the management board;

•

commissioning, when appropriate, its own independent review of the compensation guidelines and the compensation packages paid to the members of the management board, to ensure that the guidelines reflect the best practices and that the packages remain competitive and in line with market practice;

•	presenting an evaluation of the management board’s performance and making a recommendation to the supervisory board regarding the employment terms and compensation of the management board;

•

assisting the supervisory board in the oversight of regulatory compliance with respect to compensation matters, including monitoring our system for compliance with the relevant provisions of the German Corporate Governance Code concerning the disclosure of information about compensation for the management board and other senior executives; and

•	examining compensation guidelines that serve as a framework for all compensation matters to be submitted to and determined by the supervisory board.

Corporate Governance and Nominations Committee

Our corporate governance and nominations committee consists of at least three members. The committee is responsible for, among other things, preparing all recommendations to the supervisory board with regard to the following items:

•	the appointment and dismissal of management board members, as well as the nomination of the management board chairperson;

•	completion of, amendments to and termination of employment contracts with management board members; and

•	election proposals for suitable supervisory board candidates to be presented to the shareholders’ meeting.

Additionally, subject to mandatory responsibilities of the entire supervisory board, the corporate governance and nominations committee, rather than the entire supervisory board, will resolve on most of the transactions requiring the approval of the supervisory board, and it has the capacity to provide consent for transactions between us and members of our management board.

Compensation of Supervisory Board Members

Under mandatory German law, the compensation of the first supervisory board of a German stock corporation (Aktiengesellschaft) can only be determined by the shareholders’ meeting that resolves on the discharge of the first members of the supervisory board. Because the supervisory board appointed at the time of our conversion into a stock corporation (Aktiengesellschaft) on             ,              is our first supervisory board, the final consideration payable to supervisory board members will be decided at our annual general shareholders’ meeting that will take place in 2019.

However, we believe that the following remuneration system will be proposed to our shareholders at our 2019 annual general shareholders’ meeting:

•

Ordinary members of the supervisory board shall receive a fixed remuneration in the amount of €             per annum. The chairperson and deputy chairperson of the supervisory board shall receive higher fixed remuneration in the amount of €             per annum and €             per annum, respectively.

•	We will not pay fees for attendance at supervisory board meetings.

•

The members of the supervisory board will be entitled to reimbursement of their reasonable, documented expenses (including, but not limited to, travel, board and lodging and telecommunication expenses).

After its approval by our general shareholders’ meeting in 2019, this proposed remuneration system will remain in force until it has been amended or terminated by our general shareholders’ meeting.

Our supervisory board was established for the first time upon the conversion of Africa Internet Holding GmbH into Jumia Group AG, which was resolved upon on             , 2018 and became effective by registration with the commercial register on             , 2018. Our legal predecessor, Africa Internet Holding GmbH, did not have a supervisory board. Therefore, for the business years 2017 and earlier, no remuneration or benefits in kind were granted to supervisory board members, and no amounts were set aside or accrued by us for these purposes. In 2018, our supervisory board members, in the aggregate, received             .

The table below provides an overview for each of the members of our supervisory board with respect to (i) ownership of our ordinary shares and (ii) the number of shares each of them is entitled to based on the options they hold as of             , 2019.

Options
Name	Shares	Number of Shares underlying Options	Exercise Price	Expiration Date

Management Board

Pursuant to our articles of association, our management board consists of one or several members. Our supervisory board determines the exact number of members of our management board. The supervisory board also appoints the chairperson and the deputy chairperson of the management board. At present, our management board consists of              members.

The members of our management board are appointed by our supervisory board for a term of up to five years. They are eligible for reappointment or extension, including repeated re-appointment and extension, after the completion of their term in office, in each case again for up to an additional five years. Under certain circumstances, such as a serious breach of duty or a vote of no confidence by the shareholders in a shareholders’ meeting, a member of the management board may be removed from office by our supervisory board prior to the expiration of his or her term.

The members of our management board conduct the daily business of our company in accordance with applicable laws, our articles of association and the rules of procedure for the management board adopted by our supervisory board. They are generally responsible for the management of our company and for handling our daily business relations with third parties, the internal organization of our business and communications with our shareholders. In addition, the management board is primarily responsible for:

•	the preparation of our annual financial statements;

•	the making of a proposal for the supervisory board’s recommendation to our shareholders’ meeting on how our profits (if any) should be allocated; and

•

regular reporting to the supervisory board on our current operating and financial performance, our budgeting and planning processes and our performance under them, and on future business planning (including strategic, financial, investment and personnel planning).

A member of the management board may not deal with or vote on matters relating to proposals, arrangements or contractual agreements between himself or herself and our company and may be liable to us if he or she has a material interest in any contractual agreement between our company and a third party which is not disclosed to and approved by our supervisory board.

The rules of procedure for our management board provide that certain matters require a resolution of the entire management board, in addition to transactions for which a resolution adopted by the entire management board is required by law or required by our articles of association. In particular, the entire management board shall decide on, among others:

•

the strategy of the Company, fundamental issues of the business policy and any other matters, especially national or international business relations, which are of special importance and scope for the Company;

•	the annual and multi-year business planning for the Company, and in particular the related investment and financial planning;

•

the preparation of the annual financial statements and the management report, the consolidated financial statements and the group management report, as well as semi-annual and quarterly financial reports, interim announcements and other comparable reports;

•	convening of our shareholders’ meetings and proposed resolutions of the management board to be submitted to the shareholders’ meeting for a resolution;

•	the periodic reporting to the supervisory board;

•	matters which require the approval of our supervisory board pursuant to the rules of procedure of the management board;

•	matters which impact more than one member of the management board’s area of responsibility; and

•	fundamental issues relating to personnel matters.

Members of the Management Board

The following table sets forth the names and functions of the current members of our management board, their ages and their terms:

Name	Age	Term ends	Position
Jeremy Hodara	38		Co-Chief Executive Officer
Sacha Poignonnec	38		Co-Chief Executive Officer

The business address of the members of our management board is the same as our business address: Charlottenstraße 4, 10969 Berlin, Germany.

The following is a brief summary of the business experience of the members of our management board:

Jeremy Hodara cofounded our company in 2012, and has been serving as our co-chief executive officer since that time. Together with Sacha Poignonnec, he has built Jumia into the leading e-commerce platform in Africa. Prior to founding Jumia, Mr. Hodara worked as an engagement manager at McKinsey and Company from 2006 to 2011, where he specialized in retail and e-commerce consulting. Mr. Hodara earned a master’s degree in business management from the HEC School of Management in Paris, France.

Sacha Poignonnec cofounded our company in 2012, and has been serving as our co-chief executive officer since that time. Together with Jeremy Hodara, he has built Jumia into the leading e-commerce ecosystem in Africa. Prior to founding Jumia, Mr. Poignonnec worked at McKinsey and Company from 2007 to 2012, first as an associate, then as an engagement manager, and finally as an associate partner. While at McKinsey and Company, Mr. Poignonnec developed expertise in the packaged goods and retail sectors. From 2005 to 2007, Mr. Poignonnec was a manager at Aon Accuracy and from 2002 to 2004 he was an associate at Ernst & Young. Mr. Poignonnec holds a master’s degree in finance from the EDHEC Business School.

Compensation of Management Board Members

We have entered into service agreements with all current members of our management board. These agreements generally provide for a base salary and an annual bonus. In addition to these fixed and variable compensation components under the terms of their service agreements, the members of our management board are entitled to specific insurance benefits (including accident and directors’ and officers’ insurance) and reimbursement of necessary and reasonable disbursements.

We believe that the service agreements between us and the members of our management board provide for payments and benefits (including upon termination of employment) that are in line with customary market practice.

In the year ended December 31, 2018, the two members of our management board received total compensation of €            , which includes the base salary as well as any variable and other compensation.

The table below provides an overview for each of the members of our management board with respect to (i) ownership of our ordinary shares and (ii) the number of shares each of them is entitled to based on the options they hold as of             , 2019.

Options
Name	Shares	Number of Shares underlying Options	Exercise Price	Expiration Date
Jeremy Hodara
Sacha Poignonnec

We do not separately set aside amounts from pensions, retirement or other benefits for members of our management board, other than pursuant to relevant statutory requirements.

Share-Based Incentive Plans

German Corporate Governance Code

The German Corporate Governance Code (the “Corporate Governance Code”), was originally published by the German Federal Ministry of Justice (Bundesministerium der Justiz) in 2002 and was most recently amended on February 7, 2017 and published in the German Federal Gazette (Bundesanzeiger) on April 24, 2017. The Corporate Governance Code contains recommendations (Empfehlungen) and suggestions (Anregungen) relating to the management and supervision of German companies that are listed on a stock exchange. It follows internationally and nationally recognized standards for good and responsible corporate governance. The purpose of the Corporate Governance Code is to make the German system of corporate governance transparent for investors. The Corporate Governance Code includes corporate governance recommendations and suggestions with respect to shareholders and shareholders’ meetings, the management and supervisory boards, transparency, accounting policies and auditing.

There is no obligation to comply with the recommendations or suggestions of the Corporate Governance Code. The German Stock Corporation Act (Aktiengesetz) requires only that the management board and supervisory board of a German listed company issue an annual declaration that either (i) states that the company has complied with the recommendations of the Corporate Governance Code or (ii) lists the recommendations that the company has not complied with and explains its reasons for deviating from the recommendations of the Corporate Governance Code (Entsprechenserklärung). In addition, a listed company is also required to state in this annual declaration whether it intends to comply with the recommendations or list the recommendations it does not plan to comply with in the future. These declarations must be made accessible to shareholders at all times. If the company changes its policy on certain recommendations between such annual declarations, it must disclose this fact and explain its reasons for deviating from the recommendations. Non-compliance with suggestions contained in the Corporate Governance Code need not be disclosed.

Following our listing on             , the Corporate Governance Code will continue to apply to us and we will be required to issue the annual declarations described above.

Our management board and supervisory board will be obliged to comply with the Corporate Governance Code except for such provisions, which are explicitly listed in the annual declaration and for which they provide an explanation of non-compliance.

However, we expect to continue to deviate from certain other recommendations and suggestions of the Corporate Governance Code. All deviations from the Corporate Governance Code recommendations will be published in the official annual declarations and are available on our website at             . The information and other content appearing on our website are not part of this prospectus.

Code of Business Conduct and Ethics

In connection with the consummation of this offering, we have adopted a written code of business conduct and ethics, or code of conduct, which outlines the principles of legal and ethical business conduct under which we do business. The code of conduct applies to all of our supervisory board members, management board members and employees. The full text of the code of conduct is available on our website at             . The information and other content appearing on our website are not part of this prospectus. Any amendments or waivers from the provisions of the code of conduct for members of our supervisory or management boards will be made only after approval by our supervisory board and will be disclosed on our website promptly following the date of such amendment or waiver.

In addition, we have implemented compliance policies which describe the compliance management systems that have been implemented for us and our subsidiaries. Our compliance policies are designed to ensure compliance with all legal requirements, while at the same time implementing high ethical standards that are mandatory for both management and each employee. The overall responsibility for the compliance management system lies with the management board, which reports regularly to the audit committee.

Differences between Our Corporate Governance Practices and Those Set Forth in the              Rules

PRINCIPAL SHAREHOLDERS

The following table sets forth information, as of                 , 2019, regarding the beneficial ownership of our ordinary shares: (i) prior to the consummation of this offering and (ii) as adjusted to reflect the sale of our ADSs in this offering, for:

•	Members of our supervisory board;

•	Members of our management board;

•	Members of our supervisory and management boards as a group; and

•	Each person who has reported to us that such person beneficially owns 3% or more of our outstanding ordinary shares pursuant to applicable German law.

Beneficial ownership is determined in accordance with the rules of the SEC, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rules, beneficial ownership includes any shares over which the individual has sole or shared voting power or investment power as well as any shares that the individual has the right to acquire within 60 days of                 , 2019, through the exercise of any option, warrant or other right. Except as otherwise indicated, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all shares held by that person.

The percentage of shares beneficially owned before this offering is computed on the basis of              outstanding shares as of                 , 2019. The percentage of shares beneficially owned on an adjusted basis after this offering is based on              shares to be outstanding after this offering after giving effect to completion of this offering assuming no exercise of the underwriters’ option to purchase additional ADSs, and              shares to be outstanding after this offering after giving effect to completion of this offering and assuming full exercise of the underwriters’ option to purchase additional ADSs from us. Shares that a person has the right to acquire within 60 days of                 , 2019, are deemed outstanding for purposes of computing the percentage ownership of the person holding such rights, but are not deemed outstanding for purposes of computing the percentage ownership of any other person, except with respect to the percentage ownership of all members of our supervisory board and management board, as a group. Unless otherwise indicated below, the address for each beneficial owner listed is c/o Jumia Group AG, Charlottenstraße 4, 10969 Berlin, Germany.

			Shares beneficially owned after this offering
	Shares beneficially owned before this offering		Assuming underwriters’ option to purchase additional ADSs is not exercised		Assuming underwriters’ option to purchase additional ADSs is exercised in full
Shareholder	Number	Percent	Number	Percent	Number	Percent
5% Shareholders:
AEH New Africa eCommerce I GmbH(1)	11,745	8.9%
Atlas Countries Support S.A.(2)	8,036	6.1%
AXA Africa Holding S.A.S(3).	8,036	6.1%
Chelsea Wharf Holdings S.à r.l.(4)	7,312	5.5%
Millicom International Cellular S.A.(5)	13,462	10.2%
Mobile Telephone Networks Holdings (Pty) Ltd(6)	41,484	31.3%
Rocket Internet SE(7)	28,833	21.7%
Management board and supervisory board members
Jeremy Hodara(8)		%
Sacha Poignonnec(9)		%

All members of our supervisory board and management board, as a group ( persons)		%

(1)

Consists of ordinary shares held by AEH New Africa eCommerce I GmbH, a company organized under the laws of Germany with company number HRB 162781 B. AEH New Africa eCommerce I GmbH is a wholly owned subsidiary of AEH New Africa eCommerce II GmbH, a company organized under the laws of Germany with company number HRB 163306 B, which may be deemed to be the beneficial owner of all of these ordinary shares. The business address of both AEH New Africa eCommerce I GmbH and AEH New Africa eCommerce II GmbH is Charlottenstraße 4, 10969 Berlin, Germany.

(2)

Consists of ordinary shares held by Atlas Countries Support S.A., a company organized under the laws of Belgium with company number 0568.968.148 RLE. The business address of Atlas Countries Support S.A. is Avenue du Bourget 3, 1140 Brussels, Belgium. Orange, a limited liability company (société anonyme) registered under the laws of France, is the ultimate parent company of Atlas Countries Support S.A. Orange may be deemed to be the beneficial owner of all of these ordinary shares.

(3)

Consists of ordinary shares held by AXA Africa Holding S.A.S., a company organized under the laws of France with company number 799.163.845. The business address of AXA Africa Holding S.A.S. is 23 avenue Matignon, 75008 Paris, France. AXA Africa Holding S.A.S. is a wholly owned subsidiary of AXA S.A., which may be deemed to have beneficial ownership of all of these ordinary shares.

(4)

Consists of ordinary shares held by Chelsea Wharf Holdings S.à r.l., a company organized under the laws of Luxembourg with company number B 170759. The business address of Chelsea Wharf Holdings S.à r.l. is 51 avenue J. F. Kennedy, L – 1855 Luxembourg, Grand Duchy of Luxembourg. Chelsea Wharf Holdings S.à r.l. is a wholly owned subsidiary of Blakeney General Partners III Limited, which exercises voting and investment power over the ordinary shares held by Chelsea Wharf Holdings S.à r.l. Blakeney General Partners III Limited may be deemed to have beneficial ownership of all of these ordinary shares.

(5)

Consists of ordinary shares held by Millicom International Cellular S.A., a company organized under the laws of Luxembourg with company number B40630. The business address of Millicom International Cellular S.A. is Chiswick Green, 610 Chiswick High Road, London W4 5RU, England. Millicom International Cellular S.A. may be deemed to have beneficial ownership of all of these ordinary shares.

(6)

Consists of ordinary shares held by Mobile Telephone Networks Holdings (Pty) Ltd, a company organized under the laws of South Africa with company number 1993/001411/07. The business address of Mobile Telephone Networks Holdings (Pty) Ltd is 216 14th Avenue, Roodepoort Fairlands, Johannesburg, South Africa. Mobile Telephone Networks Holdings (Pty) Ltd is a wholly owned subsidiary of MTN Group Limited, which may be deemed to have beneficial ownership of all of these ordinary shares.

(7)

Consists of ordinary shares held by Rocket Internet SE, a company organized under the laws of Germany with company number HRB 165662 B. The business address of Rocket Internet SE is Charlottenstraße 4, 10969 Berlin, Germany. Rocket Internet SE is the beneficial owner of all of these ordinary shares.

(8)	Consists of ordinary shares held by Mr. Hodara, our Co-Chief Executive Officer.
(9)	Consists of ordinary shares held by Mr. Poignonnec, our Co-Chief Executive Officer.

RELATED PARTY TRANSACTIONS

The following is a description of related party transactions we have entered into since January 1, 2016, with any members of our supervisory or management board, executive officers or holders of more than 10% of any class of our voting securities.

Registration Rights Agreement

On                 , 2019, we entered into a registration rights agreement with AEH New Africa eCommerce I GmbH, Rocket Internet SE, Atlas Countries Support S.A., AXA Africa Holding S.A.S., CDC Group plc, Chelsea Wharf Holdings S.à r.l., ELQ Investors VIII Limited, Millicom International Cellular S.A., Mobile Telephone Networks Holdings (Pty) Ltd, Rocket Internet Capital Partners SCS and Rocket Internet Capital Partners (Euro) SCS (the “Registration Rights Agreement”), pursuant to which such investors have certain demand registration rights, short-form registration rights and piggyback registration rights in respect of any ordinary shares and related indemnification rights from us, subject to customary restrictions and exceptions. In case of a demand registration, all parties to the Registration Rights Agreement will be informed and offered the opportunity to participate in the transaction. All fees, costs and expenses of registrations will be borne by us and the shareholders participating in the relevant registration in proportion to the proceeds received by us and by them.

Transactions with Rocket Internet

In 2012, our subsidiary AIH General Merchandise Nigeria UG & Co. KG and an affiliate of Rocket Internet SE, Emerging Markets Asia eCommerce Holding GmbH (“EMA eCommerce”), entered into a loan agreement with us for €606,000. On December 21, 2012, EMA eCommerce assigned the loan to Rocket Internet SE. The loan was payable on demand and had an interest rate of 0.5% per annum. In 2017, the loan was derecognized. The balance as of December 31, 2016 was €611,000.

In 2016 and 2017, we provided certain IT, marketing and other services to a number of companies affiliated with Rocket Internet SE. We invoiced total amounts of €4.6 million in 2016 and €2.4 million in 2017 for such services.

In 2016 and 2017, we received certain IT, marketing and other services from a number of companies affiliated with Rocket Internet SE. We paid a total €1.7 million in 2016 and €1.0 million in 2017 for such services.

Transactions with Other Shareholders

In the ordinary course of business, we regularly enter into transactions with some of our shareholders.

Transactions with MTN

We engage in a number of initiatives with affiliates of our shareholder Mobile Telephone Networks Holdings (Pty) Ltd. For example, consumers may pay for transactions on our platform with MTN’s mobile money. We have also set up dedicated MTN branded online stores on our platform.

Transactions with Orange

In 2016, six affiliates of Atlas Countries Support S.A. (“Orange”) started offering their consumers the ability to buy their mobile phones through our platform. Orange also operates mobile money platforms on which Orange consumers can pay for goods purchased on our marketplace, and Orange collects the cash to be remitted to us. Some common initiatives to promote our services have also been set up with Orange affiliates, with the aim of reducing our acquisition costs on the related markets.

In connection with the business relationships described above, we entered into a partnership agreement regarding marketplace services with Orange on March 3, 2016. The purpose of this agreement is to define the terms and conditions pursuant to which Orange and its affiliates have access to the partnership services offered by us through showcasing Orange products for sale on our marketplace. We also entered into a mobile money partnership agreement with Orange on the same date. The purpose of this agreement is to create a non-exclusive partnership allowing our consumers to pay the goods and the services provided by our affiliates, notably on their websites, by way of the Orange Money services.

Transactions with AXA

In December 2015, we entered into distribution arrangements with AXA S.A., an affiliate of our shareholder AXA Africa Holding S.A.S. According to these agreements, AXA S.A. and its affiliates have exclusivity and matching rights concerning insurance products and services we offer. In 2017, revenue from sales of AXA insurance products was not material.

We entered into insurance agreements with AXA Africa Holding S.A.S. In 2017, we paid insurance premiums of €251,000 to AXA Africa Holding S.A.S.

Transactions with Millicom

Since March 2018, our consumers can purchase airtime for their phones and tablets offered by affiliates of Millicom International Cellular S.A. through our websites. Our revenue from these sales was not material.

Transactions with Jeremy Hodara

In February 2016, we sold four of our subsidiaries, AIH General Merchandise Tanzania UG (haftungsbeschränkt) & Co. KG, Juwel 193. V V UG (haftungsbeschränkt) & Co. 41. KG, ECart Services Tanzania Limited and Juwel E-Services Tanzania Limited (the “Tanzanian Entities”), to Jeremy Hodara, our Co-CEO and a member of our management board, for €1.00 each. That transaction was motivated by our intention to cease operations in Tanzania, and Jeremy Hodara’s intention to run operations in Tanzania under his sole ownership but to continue operating the Tanzanian Entities under the Jumia brand. Following the sale, Jeremy Hodara acted as de-facto agent for us. Accordingly, we determined that we had de facto control over the Tanzanian Entities. In 2018, Jeremy Hodara expressed an interest in selling his shares in the Tanzanian Entities. After taking into consideration several criteria, including the local market dynamics, the competitive situation across our East African operations and the momentum of our current business model in certain other markets that we believe are comparable to Tanzania, we entered into negotiations with Jeremy Hodara to reacquire the Tanzanian Entities. In 2017, the Tanzanian Entities generated revenues of €238 thousand and net losses of €3,088 thousand.

In October 2018, Jeremy Hodara, our Co-CEO and a member of our management board, sold his entire participation in Jumia Facilities to us. Jumia Facilities is a company based in Dubai, United Arab Emirates, and was incorporated by an individual local shareholder holding 51% on our behalf and Jeremy Hodara, who held the remaining 49%. The purpose of Jumia Facilities is limited to the provision of operational services to us, such as payroll and support services. According to Jumia Facilities’ memorandum of association, Jeremy Hodara was appointed managing director of the Jumia Facilities. Jumia Facilities’ operations are financed through loans granted by us. Profits and losses of the company are to be borne by us.

The remaining receivables from related parties arise mainly from the sale of IT and marketing services and are due one month after the date of sales. The receivables are unsecured in nature and bear no interest. There have been no guarantees provided or received for any related party receivables or payables.

DESCRIPTION OF SHARE CAPITAL AND ARTICLES OF ASSOCIATION

The following description is a summary of certain information relating to our share capital as well as certain provisions of our articles of association and the German Stock Corporation Act (Aktiengesetz). This summary does not purport to be complete and speaks as of the date of this prospectus. Copies of the articles of association will be publicly available from the commercial register (Handelsregister) of the local court (Amtsgericht) in Berlin, electronically at www.unternehmensregister.de and as an exhibit to the registration statement of which this prospectus forms a part.

General

We were incorporated on June 26, 2012 as a limited liability company (Gesellschaft mit beschränkter Haftung) under German law. Prior to the consummation of this offering, we intend to convert into a stock corporation (Aktiengesellschaft) under German law, and our legal name will be Jumia Group AG.

We are registered with the commercial register (Handelsregister) of the local court (Amtsgericht) in Berlin, Germany, under number             . Our corporate seat is in Berlin, Germany, and our registered office is at Charlottenstraße 4, 10969 Berlin, Germany.

Share Capital

As of the date of this prospectus, we have share capital registered in the commercial register in the amount of €             which is divided into              ordinary bearer shares (Inhaberaktien). All shares are shares with no par value (Stückaktien ohne Nennbetrag) with a notional amount attributable to each ordinary share of €1.00.

Form, Certification and Transferability of the Shares

The form and contents of our global share certificates, any dividend certificates, renewal certificates and interest coupons are determined by our management board with the approval of our supervisory board. A shareholder’s right to certificated shares is excluded, to the extent permitted by law and to the extent that certification is not required by the stock exchange on which the shares are admitted to trading. We are permitted to issue global share certificates that represent one or more shares.

All of our outstanding shares are no par-value bearer shares (auf den Inhaber lautende Stückaktien ohne Nennbetrag). Any resolution regarding a capital increase may determine the profit participation of the new shares resulting from such capital increase.

Our shares are freely transferable under German law, with the transfer of ownership governed by the rules of the relevant clearing system.

Our articles of association do not include any provisions that would have a direct effect of delaying, deferring or preventing a change of control. However, in the event of a hostile takeover, we could use our authorized capital to increase our share capital to issue new shares to an investor at a premium. See “—Authorized Capital.” An increase in the number of shares outstanding could have a negative effect on a party’s ability to carry out a hostile takeover.

General Information on Capital Measures

Pursuant to our articles of association, an increase of our share capital generally requires a resolution passed at our shareholders’ meeting with both a simple majority of the share capital represented at the relevant shareholders’ meeting and a simple majority of the votes cast. The shareholders at such meeting may authorize our management board to increase our share capital with the consent of our supervisory board within a period of five years by issuing shares for a certain total amount, which we refer to as authorized capital (genehmigtes Kapital) and is a concept under German law that enables us to issue shares without going through the process of obtaining another shareholders’ resolution. The aggregate nominal amount of the authorized capital created by the shareholders may not exceed one-half of the share capital existing at the time of registration of the authorized capital with the commercial register.

Furthermore, our shareholders may resolve to amend or create conditional capital (bedingtes Kapital). However, they may do so only to issue conversion or subscription rights to holders of convertible bonds, in preparation for a merger with another company or to issue subscription rights to employees and members of the management of our company or of an affiliated company by way of a consent or authorization resolution. According to German law, the aggregate nominal amount of the conditional capital created at the shareholders’ meeting may not exceed one-half of the share capital existing at the time of the shareholders’ meeting adopting such resolution. The aggregate nominal amount of the conditional capital created for the purpose of granting subscription rights to employees and members of the management of our company or of an affiliated company may not exceed 10% of the share capital existing at the time of the shareholders’ meeting adopting such resolution.

According to German law, any resolution pertaining to the creation of authorized or conditional capital requires the vote of at least three-quarters of the share capital represented at the relevant shareholders’ meeting and a simple majority of the votes cast. The shareholders may also resolve to increase the share capital from own resources (Kapitalerhöhung aus Gesellschaftsmitteln) by converting capital reserves and profit reserves into registered share capital. Pursuant to our articles of association, any resolution pertaining to an increase in share capital from own resources (Kapitalerhöhung aus Gesellschaftsmitteln) requires the vote of a simple majority of the share capital represented at the relevant shareholders’ meeting and a simple majority of the votes cast.

All shares issued by the Company are fully paid in (meaning that shareholders are not liable to the Company to pay in any further amount in relation to their existing shares). Any resolution relating to a reduction of our share capital requires the vote of at least three-quarters of the share capital represented at the relevant shareholders’ meeting as well as a simple majority of the votes cast according to German law.

Changes in Our Share Capital during the Last Three Fiscal Years

As of                 , 2019, our share capital as registered with the commercial register amounted to €            . Since January 1, 2016, our share capital has changed as follows:

•	On March 20, 2016, our share capital as registered with the commercial register was increased by issuing 11,538 shares to existing shareholders.

•	On March 21, 2016, our share capital as registered with the commercial register was increased by issuing 13,394 shares to existing shareholders.

•	On May 13, 2016 our share capital as registered with the commercial register was increased by issuing 3,738 shares to ELQ Investors II Limited.

•	On May 18, 2016 our share capital as registered with the commercial register was increased by issuing 8,036 shares to AXA Africa Holding S.A.S. and Atlas Countries Support.

•	On June 21, 2016 our share capital as registered with the commercial register was increased by issuing 5,358 shares to CDC Group PLC.

•	On July 17, 2016 our share capital as registered with the commercial register was increased by issuing 19,057 shares to AEH New Africa eCommerce GmbH and Chelsea Wharf Holdings S.à.r.l.

In addition to the shares issued as listed above, we agreed to provide an option to one of our investors to increase the registered share capital, at once or in several transactions, up to a total of twelve shares. Between 2016 and the date of this prospectus, all twelve additional shares have been issued.

On                 , 2019, our shareholders’ meeting resolved upon the increase of our share capital from own resources (Kapitalerhöhung aus Gesellschaftsmitteln) by €             from €             to €            . The implementation of this capital increase was registered with the commercial register on                 , 2019.

Prior to the consummation of this offering, our shareholders’ meeting is expected to resolve upon the increase of our share capital against cash contribution by €             from €             to up to €            . It is anticipated that the shareholders’ meeting resolving upon such capital increase will be held in                 , 2019 and the implementation of this capital increase is expected to be registered with the commercial register on or about                 , 2019. The ordinary shares that are issued pursuant to this capital increase will, as represented by respective ADSs, form part of this offering.

Authorized Capital

Under the German Stock Corporation Act (Aktiengesetz), a stock corporation’s shareholders’ meeting can authorize the management board to, with the consent of the supervisory board, issue shares in a specified aggregate nominal amount of up to 50% of the issued share capital of such company at the time the resolution becomes effective. The shareholders’ authorization becomes effective upon registration in the commercial register (Handelsregister) and may extend for a period of no more than five years thereafter. Our authorized capital is summarized below.

•

Up to              new ordinary bearer shares with no par value against contributions may be issued against contribution in cash to ELQ Investors VIII Limited. Subscription rights of other shareholders are excluded.

•

Up to              new ordinary bearer shares with no par value against contributions may be issued against contribution in cash and/or in kind to fulfil acquisition rights (option rights) that have been granted by the Company (or its legal predecessors) prior to its conversion into a stock corporation (Aktiengesellschaft) to current and/or former managing directors and/or employees of the Company and/or its direct and indirect subsidiaries and to service providers, supporters or business partners of the Company and/or its direct and indirect subsidiaries between              and             . Subscription rights of the shareholders are excluded.

•

Up to              new ordinary bearer shares with no par value may be issued against contributions in cash. The shareholders will be offered subscription rights. Subscription rights of the shareholders are excluded for capital increases for an initial public offering of the shares of the Company, including to fulfil an option for the acquisition of additional new shares (Greenshoe Option). Further, subscription rights may also be excluded

•	in order to exclude fractional amounts from the subscription rights,

•

in the event of a capital increase against cash contributions, provided that the issue price of the new shares is not significantly lower than the stock exchange price of the Company’s shares that are already listed at the time of the final determination of the issue price,

•

to the extent necessary in order to be able to grant new shares of the Company to holders or creditors of convertible bonds and/or warrant bonds, profit participation rights and/or income bonds (or any combination of these instruments),

•	in the event of a capital increase against contributions in kind,

•	in order to distribute a dividend in kind, in the context of which shares of the Company may be issued against contribution of dividend claims (scrip dividend), and

•

in order to be able to issue new shares to the holders of acquisition rights (option rights) resulting from the options that the Company or its legal predecessors have either granted or agreed to grant to current or former employees or managing directors of the Company (or respectively, its legal predecessors) and/or its direct or indirect subsidiaries prior to the Company’s conversion into a stock corporation (Aktiengesellschaft).

Conditional Capital

Our share capital is increased conditionally by up to €             through the issue of up to              new ordinary bearer shares with no par value. The conditional capital may solely be used as a means to grant new shares to the holders or creditors of convertible bonds and/or warrant bonds, profit participation rights and/or income bonds (or any combination of these instruments) (together the “Bonds”) that are issued against cash contribution by the Company or by a subordinated group company based on the authorizing resolution of the shareholders’ meeting on                 . The issue of the shares will be carried out at the respective conversion or exercise price to be determined based on the terms and conditions of the Bonds and in accordance with the resolution above. The conditional capital increase will only be carried out to the extent that the holders of conversion or warrant rights exercise their rights or fulfill conversion obligations under such Bonds. The shares will be entitled to dividends as of the beginning of the previous financial year if they were issued before the start of the shareholders’ meeting or otherwise as of the beginning of the financial year in which they were issued.

Subscription Rights

According to the German Stock Corporation Act (Aktiengesetz), every shareholder is generally entitled to subscription rights (commonly known as preemptive rights) to any new shares issued within the framework of a capital increase, including convertible bonds, bonds with warrants, profit sharing rights or income bonds in proportion to the number of shares the respective shareholder holds in the corporation’s existing share capital. Under German law, these rights do not apply to shares issued out of conditional capital. A minimum subscription period of two weeks must be provided for the exercise of such subscription rights.

Under German law, the shareholders’ meeting may pass a resolution excluding subscription rights if at least three-quarters of the share capital represented adopts the resolution. To exclude subscription rights, the management board must also make a report available to the shareholders justifying the exclusion and demonstrating that the company’s interest in excluding the subscription rights outweighs the shareholders’ interest in having them. Such justification may be subject to judicial review. Accordingly, under German law, the exclusion of subscription rights upon the issuance of new shares is permitted, in particular, if we increase the share capital against cash contributions, if the amount of the capital increase does not exceed 10% of the existing share capital and the issue price of the new shares is not significantly lower than the market price of our shares (for this purpose, the market price may also be considered the market price of an ADS listed on              divided by the number of our shares or the fraction of one of our shares represented by an ADS, as the case may be).

The authorization of the management board to issue convertible bonds or other securities convertible into shares must be limited to a period not exceeding five years as of the respective shareholder resolution.

Shareholders’ Meetings, Resolutions and Voting Rights

Pursuant to our articles of association, shareholders’ meetings may be held at our registered seat, at the place of a German stock exchange or in a German city with a population greater than 100,000 inhabitants. In general, shareholders’ meetings are convened by our management board. The supervisory board is additionally required to convene a shareholders’ meeting in cases where this is required under binding statutory law (i.e., if this is in the best interest of our company). In addition, shareholders who, individually or as a group, own at least 5% of our share capital may request that our management board convene a shareholders’ meeting. If our management board does not convene a shareholders’ meeting upon such a request, the shareholders may petition the competent German court for authorization to convene a shareholders’ meeting.

Pursuant to our articles of association, the convening notice for a shareholders’ meeting must be made public at least 36 days prior to the meeting. Shareholders who, individually or as a group, own at least 5% or €500,000 of our share capital may require that modified or additional items be added to the agenda of the shareholders’ meeting. For each new item, an explanation of the requested change must be provided or a voting proposal (Beschlussvorlage). Any request for an amendment of the agenda of the shareholders’ meeting must be received by the Company within 30 days prior to the meeting. The Company must publish any requests for the amendment of the agenda of the shareholders’ meeting immediately. Under German law, our annual general shareholders’ meeting must take place within the first eight months of each fiscal year. Among other things, the general shareholders’ meeting is required to decide on the following issues:

•	appropriation and use of annual net income;

•	discharge or ratification of the actions taken by the members of our management board and our supervisory board;

•	the approval of our statutory auditors;

•	increases or decreases in our share capital;

•	the election of supervisory board members; and

•	to the extent legally required, the approval of our financial statements.

Each ordinary share grants one vote in a shareholders’ meeting. Voting rights may be exercised by authorized proxies, which may be appointed by the Company (Stimmrechtsvertreter). The granting of a power of attorney must be made in text form. Generally, the shareholder or an authorized proxy must be present at the shareholders’ meeting to cast a vote. However, under the Company’s articles of association, the management board may determine in the invitation to the shareholders’ meeting that shareholders may submit their votes in writing or by means of electronic communication without attending the shareholders’ meeting in person.

Our articles of association provide in article              that the resolutions of the shareholders’ meeting are adopted by a simple majority of the votes cast. To the extent required by law, certain resolutions may have to be approved by a simple majority of share capital represented at the meeting, in addition to the majority of votes cast.

Neither German law nor our articles of association provide for a minimum participation requirement to form a quorum at our shareholders’ meetings.

Under German law, certain resolutions of fundamental importance require the vote of at least three-quarters of the share capital present or represented in the voting at the time of adoption of the resolution. Resolutions of fundamental importance include, in particular, capital increases with exclusion of subscription rights, capital decreases, the creation of authorized or conditional share capital, the dissolution of a company, a merger into or with another company, split-offs and split-ups, the conclusion of inter-company agreements (Unternehmensverträge) as defined in the German Stock Corporation Act (Aktiengesetz) (in particular domination agreements (Beherrschungsverträge) and profit and loss transfer agreements (Ergebnisabführungsverträge)), and a change of the legal form of a company.

Dividends

Under German law, distributions of dividends on shares for a given fiscal year are generally determined by a process in which the management board and supervisory board submit a proposal to our annual general shareholders’ meeting held in the subsequent fiscal year and such annual general shareholders’ meeting adopts a resolution.

German law provides that a resolution concerning dividends and distribution thereof may be adopted only if the company’s unconsolidated financial statements prepared in accordance with German law show net retained profits. In determining the profit available for distribution, the result for the relevant year must be adjusted for profits and losses brought forward from the previous year and for withdrawals from or transfers to reserves. Certain reserves are required by law and must be deducted when calculating the profit available for distribution.

Shareholders participate in profit distributions in proportion to the number of shares they hold. Dividends on shares resolved by the general shareholders’ meeting are paid annually, shortly after the general shareholders’ meeting, in compliance with the rules of the respective clearing system. Dividend payment claims are subject to a three-year statute of limitation in the company’s favor.

Liquidation Rights

Apart from liquidation as a result of insolvency proceedings, we may be liquidated only with a vote of the holders of at least three-quarters of the share capital represented at the shareholders’ meeting at which such a vote is taken. If we are liquidated, any assets remaining after all of our liabilities have been paid off would be distributed among our shareholders in proportion to their holdings in accordance with German statutory law. The German Stock Corporation Act (Aktiengesetz) provides certain protections for creditors which must be observed in the event of liquidation.

Authorization to Acquire Our Own Shares

We may not acquire our own shares unless authorized by the shareholders’ meeting or in other very limited circumstances as set out in the German Stock Corporation Act (Aktiengesetz). Shareholders may not grant a share repurchase authorization lasting for more than five years. The German Stock Corporation Act (Aktiengesetz) generally limits repurchases to 10% of our share capital and resales must generally be made either on a stock exchange, in a manner that treats all shareholders equally, or in accordance with the rules that apply to subscription rights relating to a capital increase.

The shareholders’ meeting adopted a resolution on              authorizing the management board, for a period until             , subject to the consent of the supervisory board and provided it complies with the legal requirement of equal treatment, to purchase our shares in an amount up to 10% of our total share capital existing on              or—if the relevant amount is lower—the total share capital existing at the time the authorization is exercised. At the discretion of the management board, such purchase may be effected on the stock market or by means of a public offer or a public solicitation to submit sales offers.

The management board is authorized to generally use treasury shares for all legally permissible purposes.

Squeeze-Out of Minority Shareholders

Under German law, the shareholders’ meeting of a stock corporation (Aktiengesellschaft) may resolve upon request of a shareholder that holds at least 95% of the share capital that the shares held by any remaining minority shareholders be transferred to this shareholder against payment of “adequate cash compensation” (Ausschluss von Minderheitsaktionären). This amount must take into account the full value of the company at the time of the resolution, which is generally determined using the future earnings value method (Ertragswertmethode).

A squeeze-out in the context of a merger (umwandlungsrechtlicher Squeeze-Out) only requires a majority shareholder to hold at least 90% of the share capital.

Shareholder Notification Requirements

In accordance with the provisions of the German Stock Corporation Act (Aktiengesetz), an enterprise has to inform a stock corporation (Aktiengesellschaft) without undue delay and in writing when its shares held in the share capital exceed or fall below 25% and/or 50%, respectively, in the capital or voting rights. Following receipt of the written notification, the corporation has to publish this information immediately in the relevant publication media.

Objective of Our Company

Our business purpose, as described in article 2 of our articles of association, is the direct or indirect management of our own assets, in particular the incorporation of new companies or the acquisition of existing companies, the development and implementation of new business concepts, the acquisition, management and disposition of shares in other companies and legal entities in Germany or abroad as well as the provision of consulting and other services, in particular with a focus on areas as diverse as Internet, online services, e-commerce, telecommunications, media, news media, technologies, software, IT services, marketing, sales, recruitment, financing, programming, project management and start-up and growth companies. We may engage in all measures that relate to or appear, directly or indirectly, conducive to achieving the objective of our company. In particular, we may establish, acquire or take participating interests in other companies.

Registration of the Company with Commercial Register

We are a German stock corporation (Aktiengesellschaft) that is organized under the laws of Germany. On             , our company was registered in the commercial register (Handelsregister) of the local court (Amtsgericht) in Berlin, Germany, under the number             .

Differences in Corporate Law

The applicable provisions of the German Stock Corporation Act (Aktiengesetz) differ from laws applicable to U.S. corporations and their shareholders. Set forth below is a summary of certain differences between the provisions of the German Stock Corporation Act (Aktiengesetz) applicable to us and the Delaware General Corporation Law relating to shareholders’ rights and protections.

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Board System

Under German law, a stock corporation has a two-tier board structure composed of the management board (Vorstand) and the supervisory board (Aufsichtsrat).

The management board is responsible for running the company’s affairs and representing the company in dealings with third parties.

Under Delaware law, a corporation has a unitary board structure and it is the responsibility of the board of directors to appoint and oversee the management of the corporation on behalf of and in the best interests of the shareholders of the corporation.
Management is responsible for running the corporation and overseeing its day-to-day operations.

The supervisory board of a German stock corporation has a control and supervising function. The supervisory board does not actively manage the company but certain management board actions require the approval of the supervisory board.

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Number of Board Members / Directors	Under German law, a stock corporation must have at least one member on its management board and the number of members shall be determined by or in the manner provided in the company’s articles of association.	Under Delaware law, a corporation must have at least one director and the number of directors shall be fixed by or in the manner provided in the bylaws.

A stock corporation must have at least three but no more than 21 supervisory board members, whereby the number of supervisory board members must be divisible by three. The articles of association of the company must specify if the supervisory board has more than three members.

Supervisory board members are either appointed by the shareholders’ meeting or delegated by one or more individual shareholders if so provided for in the company’s articles of association.

Depending on the number of employees of the company, the supervisory board may be required to include employee representatives subject to the provisions of the German One-Third Employee Representation Act (Drittelbeteiligungsgesetz), which applies to companies that have at least 500 employees, or the German Codetermination Act (Mitbestimmungsgesetz), which applies to companies that have at least 2,000 employees. Such rules result in different appointment rules for supervisory board members, i.e., in companies which are subject to the German One-Third Employee Representation Act (Drittelbeteiligungsgesetz) two-thirds of supervisory board members are representatives of the shareholders, while one-third are representatives of the employees. In companies which are subject to the German Codetermination Act

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(Mitbestimmungsgesetz) the rule of parity applies, i.e., half of the supervisory board members are representatives of the shareholders and the other half are representatives of the employees. In cases of dead lock, the chairman has a casting vote. The employee representatives in the supervisory board are elected by the employees following certain procedures depending on the number of employees.

Additionally, as of January 1, 2016, 30% of the supervisory board members must be women in cases where the company is a fully co-determined (voll mitbestimmungspflichtige) company, which requires that the company has at least 2,000 employees.

Appointment and Removal of Board Members / Directors	The management board of a German stock corporation is appointed by the supervisory board for a maximum period of five years with an opportunity to be reelected. The supervisory board may remove a member of the management board prior to the expiration of his or her term only for good cause, such as gross breach of duties (grobe Pflichtverletzung), the inability to manage the business properly (Unfähigkeit zur ordnungsgemäßen Pflichtverletzung) or a vote of no confidence during the shareholders’ meeting (Vertrauensentzug). The shareholders themselves are not entitled to appoint or dismiss the members of the management board.	Under Delaware law, any director or the entire board of directors may be removed, with or without cause, by the holders of a majority of the shares then entitled to vote at an election of directors, except (a) unless the certificate of incorporation provides otherwise, in the case of a corporation whose board of directors is classified, shareholders may effect such removal only for cause, or (b) in the case of a corporation having cumulative voting, if less than the entire board of directors is to be removed, no director may be removed without cause if the votes cast against his removal would be sufficient to elect him if then cumulatively voted at an election of the entire board of directors, or, if there are classes of directors, at an election of the class of directors of which he is a part.
Under German law, a member of a supervisory board may be elected for a term of up to approximately five years (except for the first supervisory board of a newly incorporated company which may

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only be elected for a term of approximately one year), depending on the date of the annual shareholders’ meeting at which such member is elected, which is the standard term of office. Reelection, including repeated reelection, is permissible. Prior to the expiration of his or her term, supervisory board members which have been appointed by the shareholders’ meeting may be removed by a resolution of the general meeting requiring a three-quarter majority, unless otherwise provided by the company’s articles of association.

Supervisory board members who are delegated by a shareholder or the company’s employees may be revoked and the resulting vacancy filled at the sole discretion of such shareholder or the employees.

Vacancies on the Boards	Under German law, vacant positions on the management board are filled by the supervisory board in accordance with the general rules of appointment, which provide that vacancies are filled by the simple majority of supervisory board votes cast, unless otherwise provided by the company’s articles of association. In case of emergencies, a vacant position on the management board may be filled by an individual appointed by the court.	Under Delaware law, vacancies and newly created directorships may be filled by a majority of the directors then in office (even though less than a quorum) or by a sole remaining director unless (a) otherwise provided in the certificate of incorporation or bylaws of the corporation or (b) the certificate of incorporation directs that a particular class of stock is to elect such director, in which case a majority of the other directors elected by such class, or a sole remaining director elected by such class, will fill such vacancy.

Vacant positions on the supervisory board are filled in accordance with the general rules of appointment. If the number of supervisory board members falls below three, the statutory minimum required, the vacant position on the supervisory board may be filled by an individual appointed by the court.

Annual Shareholders’ Meeting	Under German law, a stock corporation must hold an annual	Under Delaware law, the annual meeting of shareholders shall be

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	shareholders’ meeting within eight months of the end of its fiscal year. The annual shareholders’ meeting must be held in Germany at a location determined by the articles of association. If the articles of association do not provide for a specific location, the shareholders’ meeting shall be held at the company’s seat or, if applicable, at the venue where its shares are listed.	held at such place, on such date and at such time as may be designated from time to time by the board of directors or as provided in the certificate of incorporation or by the bylaws.

Calling of Shareholders’ Meetings	Under German law, extraordinary shareholders’ meetings, in addition to the annual shareholders’ meetings, may be called by either the management board, or by the supervisory board if it is in the best interest of the company.	Under Delaware law, special meetings of the shareholders may be called by the board of directors or by such person or persons as may be authorized by the certificate of incorporation or by the bylaws.

Shareholders holding at least 5% of the company’s share capital are entitled to request that the management board convene an extraordinary shareholders’ meeting and may also address their request to the court, which then may authorize the requesting minority shareholders to convene a special meeting by themselves.

Notice of Shareholders’ Meetings	Under German law, unless a longer period is otherwise provided for in the articles of association, the shareholders must be given at least 30 days’ advance notice of the shareholders’ meeting.	Under Delaware law, unless otherwise provided in the certificate of incorporation or bylaws, written notice of any meeting of the shareholders must be given to each shareholder entitled to vote at the meeting not less than ten nor more than 60 days before the date of the meeting and shall specify the place, date, hour and purpose or purposes of the meeting.

Such notices must at least specify the name of the company, the statutory seat of the company, as well as the location, date and time of the shareholders’ meeting. In addition, the invitation must contain the agenda items as well as the management board’s and the supervisory board’s voting proposal for each agenda item.

If all shareholders entitled to attend the shareholders’ meeting are present or represented and

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provide their consent thereto, the formalities of calling and holding of a shareholders’ meeting can be waived.

Proxy Voting	Under German law, a shareholder may designate another person to attend, speak and vote at a shareholders’ meeting of the company on such shareholder’s behalf by proxy.

Under Delaware law, at any meeting of shareholders, a shareholder may designate another person to act for such shareholder by proxy, but no such proxy shall be voted or acted upon after three years from its date, unless the proxy provides for a longer period.

A director of a Delaware corporation may not issue a proxy representing the director’s voting rights as a director.

With respect to management board meetings, a management board member may issue a proxy to another management board member representing the member’s voting rights as a management board member.

With respect to supervisory board meetings, a supervisory board member may participate in voting by issuing a written vote to another supervisory board member or third party entitled to attend the supervisory board meeting.

Preemptive / Subscription Rights	Under German law, existing shareholders have a statutory subscription right for any additional issue of shares or any security convertible into shares pro rata to the nominal value of their respective holdings in the company, unless (i) shareholders representing three quarters of the registered share capital present at the shareholders’ meeting have resolved upon the whole or partial exclusion of the subscription right and (ii) there exists good and objective cause for such exclusion. No separate resolution on the exclusion of subscription rights is required if all shareholders waive their statutory subscription rights.	Under Delaware law, shareholders have no preemptive rights to subscribe to additional issuances of stock or to any security convertible into such stock unless, and except to the extent that, such rights are expressly provided for in the certificate of incorporation.

Authority to Allot	Under German law, the management board may not allot shares, grant rights to subscribe for or to convert any security into shares unless a shareholder	Under Delaware law, if the corporation’s certificate of incorporation so provides, the board of directors has the power to authorize the issuance of stock. It

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	resolution to that effect has been passed at the company’s shareholders’ meeting granting the management board with such authority—subject to the approval of the supervisory board—, in each case in accordance with the provisions of the German Stock Corporation Act.	may authorize capital stock to be issued for consideration consisting of cash, any tangible or intangible property or any benefit to the corporation or any combination thereof. It may determine the amount of such consideration by approving a formula. In the absence of actual fraud in the transaction, the judgment of the directors as to the value of such consideration is conclusive.

Voting Rights	Under German law, each share, except statutory preferred shares (Vorzugsaktien), entitles its holder to vote at the shareholders’ meeting and to participate with such number of votes with respect to one share which correspond to the quota of such share in the company’s share capital. While German law does not provide for a minimum attendance quorum for general meetings, the company’s articles of association may so provide. In general, resolutions adopted at a shareholders’ meeting may be passed by a simple majority of votes cast, unless a higher majority is required by law.	Delaware law provides that, unless otherwise provided in the certificate of incorporation, each shareholder is entitled to one vote for each share of capital stock held by such shareholder.

Shareholder Vote on Certain Transactions	Under German law, certain shareholders’ resolutions of fundamental importance require the vote of at least three-quarters of the share capital present or represented in the voting at the time of adoption of the resolution. Resolutions of fundamental importance include, in particular, capital increases with exclusion of subscription rights, capital decreases, the creation of authorized or conditional share capital, the dissolution of a company, a merger into or with another company, split-offs and split-ups, the conclusion of intercompany agreements (Unternehmensverträge), in particular control agreements

Generally, under Delaware law, unless the certificate of incorporation provides for the vote of a larger portion of the stock, completion of a merger, consolidation, sale, lease or exchange of all or substantially all of a corporation’s assets or dissolution requires:

•   the approval of the board of directors; and

•   approval by the vote of the holders of a majority of the outstanding stock or, if the certificate of incorporation provides for more or less than one vote per share, a majority of the votes of the outstanding

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	(Beherrschungsverträge) and profit and loss transfer agreements (Ergebnisabführungsverträge), and a change of the legal form of a company.	stock of a corporation entitled to vote on the matter.

Liability of Directors and Officers

Under German law, any provision, whether contained in the company’s articles of association or any contract or otherwise, that purports to exempt a management or supervisory board member from any liability that would otherwise attach to such board member in connection with any negligence, default, breach of duty or breach of trust in relation to the company is void.

Under German law, members of both the management board and members of the supervisory board are liable to the company, and in certain cases to third parties or shareholders, for any damage caused to them due to a breach of such member’s duty of care. Apart from insolvency or special circumstances, only the company has the right to claim damages from members of either board.

The company may waive claims for damages against a negligent management or supervisory board member only after the expiry of three years.

Under Delaware law, a corporation’s certificate of incorporation may include a provision eliminating or limiting the personal liability of a director to the corporation and its shareholders for damages arising from a breach of fiduciary duty as a director. However, no provision can limit the liability of a director for:

•   any breach of the director’s duty of loyalty to the corporation or its shareholders;

•   acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

•   intentional or negligent payment of unlawful dividends or stock purchases or redemptions; or

•   any transaction from which the director derives an improper personal benefit.

Standard of Conduct for Directors and Officers	Under German law, both management and supervisory board members must conduct their affairs with “the care and diligence of a prudent business man” and act in the best interests of the company. The scope of the fiduciary duties of management and supervisory board members is generally determined by German legislation and by the German courts.	Delaware law does not contain specific provisions setting forth the standard of conduct of a director. The scope of the fiduciary duties of directors is generally determined by the courts of the State of Delaware. In general, directors have a duty to act without self-interest, on a well-informed basis and in a manner they reasonably believe to be in the best interest of the shareholders.

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Statutory and fiduciary duties of members of the management board to the company include, among others:

•   to act in accordance with the law, the company’s articles of association and the rules of procedure for the management board, if any;

•   to report to the supervisory board on a regular basis as well as on certain important occasions;

•   to exercise reasonable care, skill and diligence;

•   to maintain a proper accounting system;

•   to not compete, directly or indirectly, with the company without permission by the supervisory board; and

•   to secure that no further transactions are made in case of insolvency.

Members of the supervisory board owe substantially the same statutory and fiduciary duties to the company as members of the management board.

Additionally, their duties include:

•   to effectively supervise the company’s affairs and the management board;

•   to evaluate and issue a resolution on certain transactions which can only be conducted by the management board after approval of the supervisory board;

Directors of a Delaware corporation owe fiduciary duties of care and loyalty to the corporation and to its shareholders. The duty of care generally requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself of all material information reasonably available regarding a significant transaction.

The duty of loyalty requires that a director act in a manner he reasonably believes to be in the best interests of the corporation. He must not use his corporate position for personal gain or advantage. In general, but subject to certain exceptions, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties. Delaware courts have also imposed a heightened standard of conduct upon directors of a Delaware corporation who take any action designed to defeat a threatened change in control of the corporation.

In addition, under Delaware law, when the board of directors of a Delaware corporation approves the sale or breakup of a corporation, the board of directors may, in certain circumstances, have a duty to obtain the highest value reasonably available to the shareholders.

• to approve the company’s financial statements;

• to appoint the management board members and to represent the company in

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transactions between the company and members of the management board; and

• to approve service contracts between individual members of the supervisory board and the company.

Shareholder Suits	Under German law, generally, the company, rather than its shareholders, is the proper claimant in an action with respect to a wrong committed against the company, or in cases where there is an irregularity in the company’s internal management or supervision. Therefore, such claims may only be raised by the company represented by its management board, or, in the case of a wrong committed by a member of the management board, by the supervisory board.

Under Delaware law, a shareholder may initiate a derivative action to enforce a right of a corporation if the corporation fails to enforce the right itself. The complaint must:

•   state that the plaintiff was a shareholder at the time of the transaction of which the plaintiff complains or that the plaintiff’s shares thereafter devolved on the plaintiff by operation of law; and

•   allege with particularity the efforts made by the plaintiff to obtain the action the plaintiff desires from the directors and the reasons for the plaintiff’s failure to obtain the action; or

•   state the reasons for not making the effort.

Additionally, the plaintiff must remain a shareholder through the duration of the derivative suit. The action will not be dismissed or compromised without the approval of the Delaware Court of Chancery.

Additionally, pursuant to German case law the supervisory board is obliged to pursue the company’s claims against the management board, unless the welfare of the company keeps them from doing so.

The management board, or, if a claim is against a member of the management board, the supervisory board, is obliged to pursue the company’s claims against the designated individuals if so resolved by a simple majority of votes cast during a shareholders meeting.

With a simple majority of votes, shareholders can request that a representative pursues the claim on behalf of the company.

If the company is unable to fulfill its third-party obligations, the company’s creditors may pursue the company’s damage claims against members of the management board for certain wrongdoings.

Germany	Delaware

Under certain circumstances, shareholders can bring forward damage claims of the company against its management on their own behalf. In order to bring forward such a claim one shareholder alone or together with other shareholders needs to hold at least 1% of the company’s share capital or a participation of €100,000 in the share capital. Additionally, the claimant needs to pass through special claim approval procedures.

DESCRIPTION OF AMERICAN DEPOSITARY SHARES

American Depositary Shares

            , as depositary, will register and deliver ADSs. Each ADS will represent              ordinary shares (or a right to receive              ordinary shares) deposited with             , as custodian for the depositary. Each ADS will also represent any other securities, cash or other property which may be held by the depositary. The deposited shares together with any other securities, cash or other property held by the depositary are referred to as the deposited securities. The depositary’s office at which the ADSs will be administered is located at             .             ’s principal executive office is located at             .

You may hold ADSs either (a) directly (i) by having an ADR, which is a certificate evidencing a specific number of ADSs, registered in your name, or (ii) by having uncertificated ADSs registered in your name, or (b) indirectly by holding a security entitlement in ADSs through your broker or other financial institution that is a direct or indirect participant in The Depository Trust Company, also called DTC. If you hold ADSs directly, you are a registered ADS holder (“ADS holder”). If you hold the ADSs indirectly, you must rely on the procedures of your broker or other financial institution to assert the rights of ADS holders described in this section. You should consult with your broker or financial institution for more information regarding those products. Registered holders of uncertificated ADSs will receive statements from the depositary confirming their holdings.

As an ADS holder, we will not treat you as one of our shareholders and you will not have shareholder rights. German law governs shareholder rights. The depositary will be the holder of the ordinary shares underlying your ADSs. As a registered holder of ADSs, you will have ADS holder rights. A deposit agreement among us, the depositary, ADS holders and all other persons indirectly or beneficially holding ADSs sets out ADS holder rights as well as the rights and obligations of the depositary. New York law governs the deposit agreement and the ADSs.

The following is a summary of the material provisions of the deposit agreement. For more complete information, you should read the entire deposit agreement and the form of ADR. Directions on how to obtain copies of those documents are described in “Where You Can Find More Information.”

Dividends and Other Distributions

How will you receive dividends and other distributions on the shares?

The depositary has agreed to pay or distribute to ADS holders the cash dividends or other distributions it or the custodian receives on ordinary shares or other deposited securities, upon payment or deduction of its fees and expenses. You will receive these distributions in proportion to the number of shares your ADSs represent.

Cash. The depositary will convert any cash dividend or other cash distribution we pay on our ordinary shares into U.S. dollars, if it can do so on a reasonable basis and can transfer the U.S. dollars to the United States and will promptly distribute the amount thus received. If that is not possible or if any government approval is needed and cannot be obtained, the deposit agreement allows the depositary to distribute the foreign currency only to those ADS holders to whom it is possible to do so. It will hold the foreign currency it cannot convert for the account of the ADS holders who have not been paid. It will not invest the foreign currency and it will not be liable for any interest.

Before making a distribution, any withholding taxes, or other governmental charges that must be paid will be deducted. See “Taxation.” The depositary will distribute only whole U.S. dollars and cents and will round fractional cents to the nearest whole cent. If the exchange rates fluctuate during a time when the depositary cannot convert the foreign currency, you may lose some of the value of the distribution.

Shares. The depositary may distribute additional ADSs representing any ordinary shares we distribute as a dividend or free distribution. The depositary will only distribute whole ADSs. It will sell ordinary shares which would require it to deliver a fraction of an ADS (or ADSs representing those shares) and distribute the net proceeds in the same way as it does with cash. If the depositary does not distribute additional ADSs, the outstanding ADSs will also represent the new shares. The depositary may sell a portion of the distributed ordinary shares (or ADSs representing those shares) sufficient to pay its fees and expenses in connection with that distribution.

Rights to purchase additional shares. If we offer holders of our securities any rights to subscribe for additional ordinary shares or any other rights, the depositary may (i) exercise those rights on behalf of ADS holders if instructed to do so by the relevant ADS holders, (ii) distribute those rights to ADS holders or (iii) sell those rights and distribute the net proceeds to ADS holders, in each case after deduction or upon payment of its fees and expenses. To the extent the depositary does not do any of those things, it will allow the rights to lapse. In that case, you will receive no value for them. The depositary will exercise or distribute rights only if we ask it to and provide satisfactory assurances to the depositary that it is legal to do so. If the depositary will exercise rights, it will purchase the securities to which the rights relate and distribute those securities or, in the case of shares, new ADSs representing the new shares, to subscribing ADS holders, but only if ADS holders have paid the exercise price to the depositary. U.S. securities laws may restrict the ability of the depositary to distribute rights or ADSs or other securities issued on exercise of rights to all or certain ADS holders, and the securities distributed may be subject to restrictions on transfer.

There can be no assurance that you will be given the opportunity to exercise rights on the same terms and conditions as the holders of our ordinary shares or be able to exercise such rights at all.

Other Distributions. The depositary will send to ADS holders anything else we distribute on deposited securities by any means it thinks is legal, equitable and practical. If it cannot make the distribution in that way, the depositary has a choice. It may decide to sell what we distributed and distribute the net proceeds, in the same way as it does with cash. Or, it may decide to hold what we distributed, in which case ADSs will also represent the newly distributed property. However, the depositary is not required to distribute any securities (other than ADSs) to ADS holders unless it receives satisfactory evidence from us that it is legal to make that distribution. The depositary may sell a portion of the distributed securities or property sufficient to pay its fees and expenses in connection with that distribution. U.S. securities laws may restrict the ability of the depositary to distribute securities to all or certain ADS holders, and the securities distributed may be subject to restrictions on transfer.

The depositary is not responsible if it decides that it is unlawful or impractical to make a distribution available to any ADS holders. We have no obligation to register ADSs, shares, rights or other securities under the Securities Act. We also have no obligation to take any other action to permit the distribution of ADSs, shares, rights or anything else to ADS holders. This means that you may not receive the distributions we make on our shares or any value for them if it is illegal or impractical for us to make them available to you.

Deposit, Withdrawal and Cancellation

How are ADSs issued?

The depositary will deliver ADSs if you or your broker deposits shares or evidence of rights to receive shares with the custodian. Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, the depositary will register the appropriate number of ADSs in the names you request and will deliver the ADSs to or upon the order of the person or persons that made the deposit.

How can ADS holders withdraw the deposited securities?

You may surrender your ADSs for the purpose of withdrawal at the depositary’s office. Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, the depositary will deliver the ordinary shares and any other deposited securities underlying the ADSs to the ADS holder or a person the ADS holder designates at the office of the custodian. Or, at your request, risk and expense, the depositary will deliver the deposited securities at its office, if feasible. The depositary may charge you a fee and its expenses for instructing the custodian regarding delivery of deposited securities.

How do ADS holders interchange between certificated ADSs and uncertificated ADSs?

You may surrender your ADR to the depositary for the purpose of exchanging your ADR for uncertificated ADSs. The depositary will cancel that ADR and will send to the ADS holder a statement confirming that the ADS holder is the registered holder of uncertificated ADSs. Upon receipt by the depositary of a proper instruction from a registered holder of uncertificated ADSs requesting the exchange of uncertificated ADSs for certificated ADSs, the depositary will execute and deliver to the ADS holder an ADR evidencing those ADSs.

Voting Rights

How do you vote?

ADS holders may instruct the depositary how to vote the number of deposited ordinary shares their ADSs represent at any meeting at which you are entitled to vote pursuant to applicable law and our articles of association. Upon receipt of notice of any shareholders’ meeting, the depositary will notify you of such shareholders’ meeting and send or make voting materials available to you. Those materials will describe the matters to be voted on and explain how ADS holders may instruct the depositary how to vote. For instructions to be valid, they must reach the depositary by a date set by the depositary. The depositary will try, as far as practical, subject to the laws of Germany and the provisions of our articles of association or similar documents, to vote or to have its agents vote the ordinary shares or other deposited securities as instructed by ADS holders. If we do not request the depositary to solicit your voting instructions, you can still send voting instructions, and, in that case, the depositary may try to vote as you instruct, but it is not required to do so.

Except by instructing the depositary as described above, you will not be able to exercise voting rights unless you surrender your ADSs and withdraw the ordinary shares. However, you may not know about the meeting enough in advance to withdraw the ordinary shares. In any event, the depositary will not exercise any discretion in voting deposited securities and it will only vote or attempt to vote as instructed.

We cannot assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote your ordinary shares. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for the manner of carrying out voting instructions. This means that you may not be able to exercise voting rights and there may be nothing you can do if your ordinary shares are not voted as you requested.

In order to give you a reasonable opportunity to instruct the depositary as to the exercise of voting rights relating to Deposited Securities, if we request the depositary to act, we agree to give the depositary notice of any such meeting and details concerning the matters to be voted upon at least 30 days in advance of the meeting date.

If we request the depositary to act and comply with the notice period referred to above and you do not instruct the depositary to vote, the depositary shall deem that you have given a discretionary proxy to a person designated by us to vote on that matter, except that no proxy of that kind shall be deemed given as to any matters as to which we inform the depositary that (i) we do not wish a proxy is given, (ii) substantial opposition exists or (iii) the matter materially and adversely affects the rights of the holders of our shares.

Fees and Expenses

Persons depositing or withdrawing shares or ADS holders must pay:	For:
$ (or less) per 100 ADSs (or portion of 100 ADSs)	Issuance of ADSs, including issuances resulting from a distribution of shares or rights or other property
Cancellation of ADSs for the purpose of withdrawal, including if the deposit agreement terminates

$ (or less) per ADS	Any cash distribution to ADS holders

A fee equivalent to the fee that would be payable if securities distributed to you had been shares and the shares had been deposited for issuance of ADSs	Distribution of securities distributed to holders of deposited securities (including rights) that are distributed by the depositary to ADS holders

$ (or less) per ADS per calendar year	Depositary services
Registration or transfer fees	Transfer and registration of shares on our share register to or from the name of the depositary or its agent when you deposit or withdraw shares

Expenses of the depositary	Cable and facsimile transmissions (when expressly provided in the deposit agreement)
Converting foreign currency to U.S. dollars

Taxes and other governmental charges the depositary or the custodian has to pay on any ADSs or shares underlying ADSs, such as stock transfer taxes, stamp duty or withholding taxes	As necessary

Any charges incurred by the depositary or its agents for servicing the deposited securities	As necessary

The depositary collects its fees for delivery and surrender of ADSs directly from investors depositing ordinary shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them. The depositary collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. The depositary may collect its annual fee for depositary services by deduction from cash distributions or by directly billing investors or by charging the book-entry system accounts of participants acting for them. The depositary may collect any of its fees by deduction from any cash distribution payable (or by selling a portion of securities or other property distributable) to ADS holders that are obligated to pay those fees. The depositary may generally refuse to provide fee-attracting services until its fees for those services are paid.

From time to time, the depositary may make payments to us to reimburse us for costs and expenses generally arising out of establishment and maintenance of the ADS program, waive fees and expenses for services provided to us by the depositary or share revenue from the fees collected from ADS holders. In performing its duties under the deposit agreement, the depositary may use brokers, dealers, foreign currency dealers or other service providers that are owned by or affiliated with the depositary and that may earn or share fees, spreads or commissions.

The depositary may convert currency itself or through any of its affiliates and, in those cases, acts as principal for its own account and not as agent, advisor, broker or fiduciary on behalf of any other person and earns revenue, including, without limitation, transaction spreads, that it will retain for its own account. The revenue is based on, among other things, the difference between the exchange rate assigned to the currency conversion made under the deposit agreement and the rate that the depositary or its affiliate receives when buying or selling foreign currency for its own account. The depositary makes no representation that the exchange rate used or obtained in any currency conversion under the deposit agreement will be the most favorable rate that could be obtained at the time or that the method by which that rate will be determined will be the most favorable to ADS holders, subject to the depositary’s obligations under the deposit agreement. The methodology used to determine exchange rates used in currency conversions is available upon request.

Payment of Taxes

You will be responsible for any taxes or other governmental charges payable on your ADSs or on the deposited securities represented by any of your ADSs. The depositary may refuse to register any transfer of your ADSs or allow you to withdraw the deposited securities represented by your ADSs until those taxes or other charges are paid. It may apply payments owed to you or sell deposited securities represented by your ADSs to pay any taxes owed and you will remain liable for any deficiency. If the depositary sells deposited securities, it will, if appropriate, reduce the number of ADSs to reflect the sale and pay to ADS holders any proceeds, or send to ADS holders any property, remaining after it has paid the taxes.

Tender and Exchange Offers; Redemption, Replacement or Cancellation of Deposited Securities

The depositary will not tender deposited securities in any voluntary tender or exchange offer unless instructed to do by an ADS holder surrendering ADSs and subject to any conditions or procedures the depositary may establish. If deposited securities are redeemed for cash in a transaction that is mandatory for the depositary as a holder of deposited securities, the depositary will call for surrender of a corresponding number of ADSs and distribute the net redemption money to the holders of called ADSs upon surrender of those ADSs. If there is any change in the deposited securities such as a subdivision, combination or other reclassification, or any merger, consolidation, recapitalization or reorganization affecting the issuer of deposited securities in which the depositary receives new securities in exchange for or in lieu of the old deposited securities, the depositary will hold those replacement securities as deposited securities under the deposit agreement. However, if the depositary decides it would not be lawful to hold the replacement securities because those securities could not be distributed to ADS holders or for any other reason, the depositary may instead sell the replacement securities and distribute the net proceeds upon surrender of the ADSs.

If there is a replacement of the deposited securities and the depositary will continue to hold the replacement securities, the depositary may distribute new ADSs representing the new deposited securities or ask you to surrender your outstanding ADRs in exchange for new ADRs identifying the new deposited securities.

If there are no deposited securities underlying ADSs, including if the deposited securities are cancelled, or if the deposited securities underlying ADSs have become apparently worthless, the depositary may call for surrender of those ADSs or cancel those ADSs upon notice to the ADS holders.

Amendment and Termination

How may the deposit agreement be amended?

We may agree with the depositary to amend the deposit agreement and the ADRs without your consent for any reason. If an amendment adds or increases fees or charges, except for taxes and other governmental charges or expenses of the depositary for registration fees, facsimile costs, delivery charges or similar items, or prejudices a substantial right of ADS holders, it will not become effective for outstanding ADSs until              days after the depositary notifies ADS holders of the amendment. At the time an amendment becomes effective, you are considered, by continuing to hold your ADSs, to agree to the amendment and to be bound by the ADRs and the deposit agreement as amended.

How may the deposit agreement be terminated?

The depositary will initiate termination of the deposit agreement if we instruct it to do so. The depositary may initiate termination of the deposit agreement if

•	days have passed since the depositary told us it wants to resign but a successor depositary has not been appointed and accepted its appointment;

•	we delist our shares from an exchange on which they were listed and do not list the shares on another exchange;

•	we appear to be insolvent or enter insolvency proceedings

•	all or substantially all the value of the deposited securities has been distributed either in cash or in the form of securities;

•	there are no deposited securities underlying the ADSs or the underlying deposited securities have become apparently worthless; or

•	there has been a replacement of deposited securities.

If the deposit agreement will terminate, the depositary will notify ADS holders at least              days before the termination date. At any time after the termination date, the depositary may sell the deposited securities. After that, the depositary will hold the money it received on the sale, as well as any other cash it is holding under the deposit agreement, unsegregated and without liability for interest, for the pro rata benefit of the ADS holders that have not surrendered their ADSs. Normally, the depositary will sell as soon as practicable after the termination date.

After the termination date and before the depositary sells, ADS holders can still surrender their ADSs and receive delivery of deposited securities, except that the depositary may refuse to accept a surrender for the purpose of withdrawing deposited securities if it would interfere with the selling process. The depositary may refuse to accept a surrender for the purpose of withdrawing sale proceeds until all the deposited securities have been sold. The depositary will continue to collect distributions on deposited securities, but, after the termination date, the depositary is not required to register any transfer of ADSs or distribute any dividends or other distributions on deposited securities to the ADSs holder (until they surrender their ADSs) or give any notices or perform any other duties under the deposit agreement except as described in this paragraph.

Limitations on Obligations and Liability

Limits on our Obligations and the Obligations of the Depositary; Limits on Liability to Holders of ADSs

The deposit agreement expressly limits our obligations and the obligations of the depositary. It also limits our liability and the liability of the depositary. We and the depositary:

•	are only obligated to take the actions specifically set forth in the deposit agreement without negligence or bad faith;

•

are not liable if we are or it is prevented or delayed by law or by events or circumstances beyond our or its ability to prevent or counteract with reasonable care or effort from performing our or its obligations under the deposit agreement;

•	are not liable if we or it exercises discretion permitted under the deposit agreement;

•

are not liable for the inability of any holder of ADSs to benefit from any distribution on deposited securities that is not made available to holders of ADSs under the terms of the deposit agreement, or for any special, consequential or punitive damages for any breach of the terms of the deposit agreement;

•	have no obligation to become involved in a lawsuit or other proceeding related to the ADSs or the deposit agreement on your behalf or on behalf of any other person;

•	are not liable for the acts or omissions of any securities depository, clearing agency or settlement system; and

•	may rely upon any documents we believe or it believes in good faith to be genuine and to have been signed or presented by the proper person.

In the deposit agreement, we and the depositary agree to indemnify each other under certain circumstances.

Requirements for Depositary Actions

Before the depositary will deliver or register a transfer of ADSs, make a distribution on ADSs, or permit withdrawal of ordinary shares, the depositary may require:

•	payment of stock transfer or other taxes or other governmental charges and transfer or registration fees charged by third parties for the transfer of any shares or other deposited securities;

•	satisfactory proof of the identity and genuineness of any signature or other information it deems necessary; and

•	compliance with regulations it may establish, from time to time, consistent with the deposit agreement, including presentation of transfer documents.

The depositary may refuse to deliver ADSs or register transfers of ADSs when the transfer books of the depositary or our transfer books are closed or at any time if the depositary or we think it advisable to do so.

Your Right to Receive the Shares Underlying your ADSs

ADS holders have the right to cancel their ADSs and withdraw the underlying ordinary shares at any time except:

•

when temporary delays arise because: (i) the depositary has closed its transfer books or we have closed our transfer books; (ii) the ordinary transfer of shares is blocked to permit voting at a shareholders’ meeting; or (iii) we are paying a dividend on our ordinary shares;

•	when you owe money to pay fees, taxes and similar charges; or

•	when it is necessary to prohibit withdrawals in order to comply with any laws or governmental regulations that apply to ADSs or to the withdrawal of shares or other deposited securities.

This right of withdrawal may not be limited by any other provision of the deposit agreement.

Direct Registration System

In the deposit agreement, all parties to the deposit agreement acknowledge that the Direct Registration System (“DRS”) and Profile Modification System (“Profile”) will apply to the ADSs. DRS is a system administered by DTC that facilitates interchange between registered holding of uncertificated ADSs and holding of security entitlements in ADSs through DTC and a DTC participant. Profile is a feature of DRS that allows a DTC participant, claiming to act on behalf of a registered holder of uncertificated ADSs, to direct the depositary to register a transfer of those ADSs to DTC or its nominee and to deliver those ADSs to the DTC account of that DTC participant without receipt by the depositary of prior authorization from the ADS holder to register that transfer.

In connection with and in accordance with the arrangements and procedures relating to DRS/Profile, the parties to the deposit agreement understand that the depositary will not determine whether the DTC participant that is claiming to be acting on behalf of an ADS holder in requesting registration of transfer and delivery as described in the paragraph above has the actual authority to act on behalf of the ADS holder (notwithstanding any requirements under the Uniform Commercial Code). In the deposit agreement, the parties agree that the depositary’s reliance on and compliance with instructions received by the depositary through the DRS/Profile system and in accordance with the deposit agreement will not constitute negligence or bad faith on the part of the depositary.

Shareholder Communications; Inspection of Register of Holders of ADSs

The depositary will make available for your inspection at its office all communications that it receives from us as a holder of deposited securities that we make generally available to holders of deposited securities. The depositary will send you copies of those communications or otherwise make those communications available to you if we ask it to. You have a right to inspect the register of holders of ADSs, but not for the purpose of contacting those holders about a matter unrelated to our business or the ADSs.

SHARES ELIGIBLE FOR FUTURE SALE

Upon completion of this offering, we will have              ADSs outstanding, representing approximately         % of our outstanding ordinary shares or, if the underwriters exercise in full their option to buy additional ADSs,              ADSs outstanding representing approximately         % of our outstanding ordinary shares. All of the ADSs sold in this offering will be freely transferable by persons other than by our “affiliates” without restriction or further registration under the Securities Act. Sales of substantial amounts of our ordinary shares or ADSs in the public market could adversely affect prevailing market prices of our ADSs.

Prior to this offering, there has been no public market for our ADSs or our ordinary shares in the United States, and although we intend to apply to list the ADSs on             , we cannot assure you that a regular trading market for the ADSs will develop. We do not intend to list our ordinary shares on a trading market in the United States.

Lock-Up Agreements

We have agreed with Morgan Stanley & Co. LLC, Citigroup Global Markets Inc. and Berenberg Capital Markets, LLC, as representatives of the several underwriters, subject to certain exceptions, not to offer, sell, or dispose of any of our share capital or securities convertible into or exchangeable or exercisable for any of our share capital during the 180-day period following the date of this prospectus. Members of our management board, supervisory board and the holders of all of our outstanding ordinary shares and share options have agreed to substantially similar 180-day lock-up provisions, subject to certain exceptions. See “Underwriters.”

Rule 144

In general, under Rule 144 under the Securities Act as in effect on the date of this prospectus, beginning 90 days after the effective date of the registration statement of which this prospectus forms a part, a person who is not an affiliate of ours at any time during the 90 days preceding a sale, and who has held their ordinary shares for at least six months, as measured by SEC rule, including the holding period of any prior owner other than one of our affiliates, may sell ordinary shares without restriction, provided current public information about us is available. In addition, under Rule 144, any person who is not an affiliate of ours at any time during the three months preceding a sale, and who has held their ordinary shares for at least one year, as measured by SEC rule, including the holding period of any prior owner other than one of our affiliates, would be entitled to sell an unlimited number of ordinary shares immediately upon consummation of this offering without regard to whether current public information about us is available.

Beginning 90 days after the effective date of the registration statement of which this prospectus forms a part, a person who is an affiliate of ours and who has beneficially owned “restricted” ordinary shares for at least six months, as measured by applicable SEC rules, including the holding period of any prior owner other than one of our affiliates, is entitled to sell a number of restricted ordinary shares within any three-month period that does not exceed the greater of:

•	1% of the number of ordinary shares then outstanding, in the form of ADSs or otherwise; and

•	the average weekly trading volume of our ADSs on during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

Sales of restricted ordinary shares under Rule 144 held by our affiliates are also subject to requirements regarding the manner of sale, notice and the availability of current public information about us. Rule 144 also requires that affiliates relying on Rule 144 to sell ordinary shares that are not restricted shares must nonetheless comply with the same restrictions applicable to restricted shares, other than the holding period requirement. In addition, in each case, these ordinary shares would remain subject to lock-up arrangements and would only become eligible for sale when the lock-up period expires.

Regulation S

Regulation S under the Securities Act provides that ordinary shares or ADSs owned by any person may be sold without registration in the United States, provided that the sale is effected in an offshore transaction and no directed selling efforts are made in the United States (as these terms are defined in Regulation S), subject to certain other conditions. In general, this means that our shares or ADSs may be sold outside the United States without registration in the United States being required.

Rule 701

Under Rule 701 under the Securities Act, ordinary shares or ADSs acquired by any of our employees, members of the management board, members of the supervisory board, consultants or advisors upon the exercise of options or pursuant to other rights granted under a written compensatory stock or option plan or other written agreement in compliance with Rule 701 may be resold, by:

•

persons other than affiliates, beginning 90 days after the effective date of the registration statement of which this prospectus forms a part, subject only to the manner-of-sale provisions of Rule 144; and

•

our affiliates, beginning 90 days after the effective date of the registration statement of which this prospectus forms a part, subject to the manner-of-sale and volume limitations, current public information and filing requirements of Rule 144, in each case, without compliance with the six-month holding period requirement of Rule 144.

EXCHANGE CONTROLS AND LIMITATIONS AFFECTING SHAREHOLDERS

There are currently no legal restrictions in Germany on international capital movements and foreign exchange transactions, except in limited embargo circumstances (Teilembargo) relating to certain areas, entities or persons as a result of applicable resolutions adopted by the United Nations and the EU. Restrictions currently exist with respect to, among others, Belarus, Congo, Egypt, Eritrea, Guinea, Guinea-Bissau, Iran, Iraq, Lebanon, Liberia, Libya, North Korea, Somalia, South Sudan, Sudan, Syria, Tunisia and Zimbabwe.

For statistical purposes, there are, however, limited notification requirements regarding transactions involving cross-border monetary transfers. With some exceptions, every corporation or individual residing in Germany must report to the German Central Bank (Deutsche Bundesbank) (i) any payment received from, or made to, a non-resident corporation or individual that exceeds €12,500 (or the equivalent in a foreign currency) and (ii) in case the sum of claims against, or liabilities payable to, non-residents or corporations exceeds €5,000,000 (or the equivalent in a foreign currency) at the end of any calendar month. Payments include cash payments made by means of direct debit, checks and bills, remittances denominated in euros and other currencies made through financial institutions, as well as netting and clearing arrangements.

TAXATION

German Taxation

The following discussion addresses certain German tax consequences of acquiring, owning or disposing of the ADSs. With the exception of the subsection “German Taxation of Holders of ADSs—Taxation of Holders Tax Resident in Germany” below, which provides an overview of dividend taxation to holders that are residents of Germany, this discussion applies only to U.S. treaty beneficiaries (defined below) that acquire ADSs in the offering.

This discussion is based on domestic German tax laws, including, but not limited to, circulars issued by German tax authorities, which are not binding on the German courts, and the Treaty (defined below). It is based upon tax laws in effect at the time of filing of this prospectus. These laws are subject to change, possibly with retroactive effect. In addition, this discussion is based upon the assumption that each obligation in the deposit agreement and any related agreement will be performed in accordance with its terms. It does not purport to be a comprehensive or exhaustive description of all German tax considerations that may be of relevance in the context of acquiring, owning and disposing of ADSs.

The tax information presented in this section is not a substitute for tax advice. Prospective holders of ADSs should consult their own tax advisors regarding the German tax consequences of the purchase, ownership, disposition, donation or inheritance of ADSs in light of their particular circumstances, including the effect of any state, local, or other foreign or domestic laws or changes in tax law or interpretation. The same applies with respect to the rules governing the refund of any German dividend withholding tax (Kapitalertragsteuer) withheld. Only an individual tax consultation can appropriately account for the particular tax situation of each investor.

Taxation of the Company

The Company’s taxable income, whether distributed or retained, is generally subject to corporate income tax (Körperschaftsteuer) at a uniform rate of 15% plus the solidarity surcharge (Solidaritätszuschlag) of 5.5% thereon, resulting in a total tax rate of 15.825%.

Dividends (Gewinnanteile) and other distributions received by the Company from domestic or foreign corporations are exempt from corporate income tax, inter alia, if the Company held at the beginning of the calendar year at least 10% of the registered share capital (Grundkapital or Stammkapital) of the distributing corporation which did not deduct the distributions from its own tax base; however, 5% of such revenue is treated as a non-deductible business expense and, as such, is subject to corporate income tax plus the solidarity surcharge. The acquisition of a participation of at least 10% in the course of a calendar year is deemed to have occurred at the beginning of such calendar year for the purpose of this rule. Participations in the share capital of other corporations which the Company holds through a partnership, including co-entrepreneurships (Mitunternehmerschaften), are attributable to the Company only on a pro rata basis at its entitlement to the profits of the relevant partnership. Subject to the above-mentioned requirements, 95% of the amount of dividends and other distributions that the Company receives from corporations are exempt from corporate income tax. The same applies, in general and irrespective of the size of the shareholding, to profits earned by the Company from the sale of shares in another domestic or foreign corporation. Losses incurred from the sale of such shares are not deductible for tax purposes.

In addition, the Company is subject to trade tax (Gewerbesteuer) with respect to its taxable trade profit (Gewerbeertrag) from its permanent establishments in Germany (inländische gewerbesteuerliche Betriebsstätten). Trade tax is generally based on the taxable income as determined for corporate income tax purposes taking into account, however, certain add-backs and deductions.

The trade tax rate depends on the local municipalities in which the Company maintains its permanent establishments. Dividends received from other corporations and capital gains from the sale of shares in other corporations are treated in principle in the same manner for trade tax purposes as for corporate income tax purposes. However, dividends received from domestic and foreign corporations are effectively 95% exempt from trade tax only if the Company held at least 15% (10% in the event of certain companies resident for tax purposes in EU member states other than Germany) of the registered share capital (Grundkapital or Stammkapital) of the distributing corporation at the beginning or – in the event of foreign corporations – since the beginning of the relevant tax assessment period. Additional limitations apply with respect to dividends received from foreign non-EU corporations.

Expenditures for external financing are subject to the “interest barrier” (Zinsschranke) rules. When the Company calculates its taxable income, the interest barrier rules generally prevent the Company from deducting certain net interest expense, i.e., the excess of interest expense over interest income for a given fiscal year, exceeding 30% of its taxable EBITDA (taxable earnings adjusted for interest expense, interest income and certain depreciation/amortization and other reductions) if its net interest expense is, or exceeds, €3 million (Freigrenze) and no other exceptions apply. Special rules apply in the event of external financing undertaken by shareholders or related parties. Interest expense that is not deductible in a given year may be carried forward to subsequent fiscal years of the Company (interest carry-forward) and will increase the interest expense in those subsequent years. EBITDA amounts that could not be utilized may, under certain conditions, be carried forward into future fiscal years. If such EBITDA carry-forward is not used within five fiscal years it will be forfeited. An EBITDA carry-forward that arose in an earlier year must be used before a carry-forward that arose in a later year is used. By the decision dated October 14, 2015, the German Federal Fiscal Court (Bundesfinanzhof) submitted to the German Federal Constitutional Court (Bundesverfassungsgericht) the question as to whether or not the interest barrier rule is unconstitutional. The final decision on whether the interest barrier rule violates the constitution now lies with the German Federal Constitutional Court. While a decision has not been issued as of the date of this filing, it may take a few years until this Court will decide. For the time being, the interest barrier remains applicable, and tax assessments may be kept open.

Tax-loss carry-forwards can be used to fully offset taxable income for corporate income tax and trade tax purposes up to an amount of €1 million. If the taxable profit for the year or taxable profit subject to trade taxation exceeds this threshold, only up to 60% of the amount exceeding the threshold may be offset by tax-loss carry-forwards. The remaining 40% is subject to tax (minimum taxation) (Mindestbesteuerung). The rules also provide for a tax carryback to the previous year with regard to corporate income tax. Unused tax-loss carry-forwards may be generally carried forward indefinitely and used in subsequent assessment periods to offset future taxable income in accordance with this rule.

If more than 50% of the subscribed capital or voting rights of the Company are directly or indirectly transferred to an acquirer (including parties related to the acquirer) within five years or comparable circumstances (including a capital increase of the subscribed capital to the extent that it causes a change of the interest ratio in the capital of the corporation) occur, all tax loss carryforwards and interest carryforwards are forfeited. A group of acquirers with aligned interests is also considered to be an acquirer for these purposes. In addition, any current annual losses incurred prior to the acquisition will not be deductible. If more than 25% up to and including 50% of the subscribed capital or voting rights of the Company are transferred to an acquirer (including parties related to the acquirer) or comparable circumstances occur, a proportional amount of tax loss carryforwards, unused current losses and interest carryforwards are forfeited. This does not apply to share transfers if (i) the purchaser directly or indirectly holds a participation of 100% in the transferring entity, (ii) the seller indirectly or directly holds a participation of 100% in the receiving entity, or (iii) the same natural or legal person or commercial partnership directly or indirectly holds a participation of 100% in the transferring and the receiving entity. Furthermore, tax loss carryforwards, unused current losses and interest carryforwards taxable in Germany will not expire to the extent that they are covered by built in gains taxable in Germany at the time of such acquisition. With effect as of January 1, 2016 a new rule was introduced into the German Corporate Income Tax Act pursuant to which any share transfer that would otherwise be subject to the rules above does not result upon application in forfeiture of tax loss carryforwards and interest carryforwards resulting from current business operations (Geschäftsbetrieb) of the Company, if the current business operations of the Company remained the same (i) from the time of its establishment; or (ii) during the last three business years prior to the share transfer and such business operations are maintained after the transfer (“Going Concern Tax Loss Carryforward”). The determination of whether the business operations have been maintained is assessed on the basis of qualitative factors, such as the produced goods and services, target markets, client and supplier bases, etc. However, the tax loss carryforwards and interest carryforwards will be forfeited in any circumstance if, after the share transfer, the business operations of the Company become dormant, are amended, the Company becomes a partner in an operating partnership (Mitunternehmerschaft), the Company becomes a fiscal unity parent, or assets are transferred from the Company and recognized at a value lower than the fair market value. This requirement is monitored until the retained tax loss carryforwards and interest carryforwards have been fully utilized.

While the Federal Constitutional Court (Bundesverfassungsgericht) on March 29, 2017 ruled that the relevant provision of the German Corporate Tax Act (Körperschaftsteuergesetz) on this pro-rata forfeiture is unconstitutional, such decision only covers the time period up to and including December 31, 2015. Therefore, the Federal Constitutional Court (Bundesverfassungsgericht) ruled that a retroactive implementation of a new provision substituting the unconstitutional legislation will only be required for the period from January 1, 2008 up to and including December 31, 2015. However, the ruling of the Federal Constitutional Court (Bundesverfassungsgericht) does not address whether the loss expiry rules are compliant with the German Constitution (Grundgesetz) to the extent more than 50% of the subscribed capital or voting rights are transferred. This question is, however, addressed in several cases that are still pending with the Federal Fiscal Court (Bundesfinanzhof). Furthermore, the Federal Constitutional Court (Bundesverfassungsgericht) did not determine whether the loss expiry rules applicable since 2016 comply with the constitutional principle of equality in light of the enactment of the Going Concern Tax Loss Carryforward. Following up on the court’s request to the lawmaker to amend such rules with retroactive effect until December 31, 2018, the German Ministry of Finance adopted a bill which abolishes the relevant pro-rata forfeiture provision for harmful share acquisitions relating to share acquisitions of more than 25% up to and including 50% of the subscribed capital or voting rights of the Company retroactively for the period beginning after December 31, 2007. Inter alia, in light of such changes and the pending cases, the impact of loss forfeiture rules on unutilized losses and interest carry-forwards (possibly also EBITDA carry-forwards) currently remains unclear.

German Taxation of Holders of ADSs

General

Based on the circular issued by the German Federal Ministry of Finance (BMF-Schreiben), dated May 24, 2013, reference number IV C 1-S2204/12/10003, in respect of the taxation of ADRs on domestic shares (the “ADR Tax Circular”), for German tax purposes, the ADSs represent a beneficial ownership interest in the underlying shares of the Company and qualify as the ADRs for the purpose of the ADR Tax Circular. If the ADSs qualify as the ADRs under the ADR Tax Circular, dividends would accordingly be attributable to holders of the ADSs for tax purposes, and not to the legal owner of the ordinary shares (i.e., the financial institution on behalf of which the ordinary shares are stored at a domestic depository for the ADS holders). Furthermore, holders of the ADSs should be treated as beneficial owners of the capital of the Company with respect to capital gains (see below in section “German Taxation of Capital Gains of the U.S. Treaty Beneficiaries of the ADSs”). However, investors should note that circulars published by the German tax authorities (including the ADR Tax Circular) are not binding on German courts, including German tax courts, and it is unclear whether a German court would follow the ADR Tax Circular in determining the German tax treatment of the ADSs. For the purpose of this German tax section, it is assumed that the ADSs qualify as the ADRs within the meaning of the ADR Tax Circular.

Taxation of Holders Not Tax Resident in Germany

The following discussion describes the material German tax consequences for a holder that is a U.S. treaty beneficiary of acquiring, owning and disposing of the ADSs. For purposes of this discussion, a “U.S. treaty beneficiary” is a resident of the United States for purposes of the Convention Between the United States of America and the Federal Republic of Germany for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income and Capital and to Certain Other Taxes as of June 4, 2008 (Abkommen zwischen der Bundesrepublik Deutschland und den Vereinigten Staaten von Amerika zur Vermeidung der Doppelbesteuerung und zur Verhinderung der Steuerverkürzung auf dem Gebiet der Steuern vom Einkommen und vom Vermögen und einiger anderer Steuern in der Fassung vom 4. Juni 2008) (the “Treaty”), who is fully eligible for benefits under the Treaty.

A holder will be a U.S. treaty beneficiary entitled to full Treaty benefits in respect of the ADSs if it is, inter alia:

•	the beneficial owner of the ADSs (and the dividends paid with respect thereto);

•	a U.S. holder;

•	not also a resident of Germany for German tax purposes; and

•	not subject to the limitation on benefits (i.e., anti-treaty shopping) article of the Treaty that applies in limited circumstances.

Special rules apply to pension funds and certain other tax-exempt investors.

This discussion does not address the treatment of ADSs that are (i) held in connection with a permanent establishment or fixed base through which a U.S. treaty beneficiary carries on business or performs personal services in Germany or (ii) part of business assets for which a permanent representative in Germany has been appointed.

General Rules for the Taxation of Holders Not Tax Resident in Germany

Non-German resident holders of ADSs are subject to German taxation with respect to German source income (beschränkte Steuerpflicht). According to the ADR Tax Circular, income from the shares should be attributed to the holder of the ADSs for German tax purposes. As a consequence, income from the ADSs should be treated as German source income.

The full amount of a dividend distributed by the Company to a non-German resident holder which does not maintain a permanent establishment or other taxable presence in Germany is subject to (final) German withholding tax at an aggregate rate of 26.375%. German withholding tax is withheld and remitted to the German tax authorities by the disbursing agent (i.e., the German credit institution, financial services institution, securities trading enterprise or securities trading bank (each as defined in the German Banking Act (Kreditwesengesetz) and in each case including a German branch of a foreign enterprise, but excluding a foreign branch of a German enterprise)) that holds or administers the underlying shares in custody and disburses or credits the dividend income from the underlying shares or disburses or credits the dividend income from the underlying shares on delivery of the dividend coupons or disburses such dividend income to a foreign agent or the central securities depository (Wertpapiersammelbank) in terms of the German Depositary Act (Depotgesetz) holding the underlying shares in a collective deposit, if such central securities depository disburses the dividend income from the underlying shares to a foreign agent, regardless of whether a holder must report the dividend for tax purposes and regardless of whether or not a holder is a resident of Germany.

Pursuant to the Treaty, the German withholding tax may not exceed 15% of the gross amount of the dividends received by U.S. treaty beneficiaries. The excess of the total withholding tax, including the solidarity surcharge (Solidaritätszuschlag), over the maximum rate of withholding tax permitted by the Treaty is refunded to U.S. treaty beneficiaries upon application. For example, for a declared dividend of 100, a U.S. treaty beneficiary initially receives 73.625 (100 minus the 26.375% withholding tax including solidarity surcharge). The U.S. treaty beneficiary is entitled to a partial refund from the German tax authorities in the amount of

11.375% of the gross dividend (of 100). As a result, the U.S. treaty beneficiary ultimately receives a total of 85 (85% of the declared dividend) following the refund of the excess withholding. However, investors should note that it is unclear how the German tax authorities will apply the refund process to dividends on the ADSs with respect to non-German resident holders of the ADSs. Further, such refund is subject to the German anti-avoidance treaty shopping rule (as described below in section “—Withholding Tax Refund for U.S. Treaty Beneficiaries”).

German Taxation of Capital Gains of the U.S. Treaty Beneficiaries of the ADSs

The capital gains from the disposition of the ADSs realized by a non-German resident holder which does not maintain a permanent establishment or other taxable presence in Germany would be treated as German source income and be subject to German tax if such holder at any time during the five years preceding the disposition, directly or indirectly, owned 1% or more of the Company’s share capital, irrespective of whether through the ADSs or shares of the Company. If such holder had acquired the ADSs without consideration, the previous owner’s holding period and quota would be taken into account.

Pursuant to the Treaty, U.S. treaty beneficiaries are not subject to German tax even under the circumstances described in the preceding paragraph and therefore should not be taxed on capital gains from the disposition of the ADSs.

German statutory law requires the disbursing agent to levy withholding tax on capital gains from the sale of ADSs or other securities held in a custodial account in Germany. With regard to the German taxation of capital gains, disbursing agent means a German credit institution, a financial services institution, a securities trading enterprise or a securities trading bank (each as defined in the German Banking Act (Kreditwesengesetz) and, in each case including a German branch of a foreign enterprise, but excluding a foreign branch of a German enterprise) that holds the ADSs in custody or administers the ADSs for the investor or conducts sales or other dispositions and disburses or credits the income from the ADSs to the holder of the ADSs. The German statutory law does not explicitly condition the obligation to withhold taxes on capital gains being subject to taxation in Germany under German statutory law or on an applicable income tax treaty permitting Germany to tax such capital gains.

However, a circular issued by the German Federal Ministry of Finance, dated January 18, 2016 (as amended), reference number IV C 1-S2252/08/10004 :017, provides that taxes need not be withheld when the holder of the custody account is not a resident of Germany for tax purposes and the income is not subject to German taxation. The circular further states that there is no obligation to withhold such tax even if the non-resident holder owns 1% or more of the share capital of a German company. While circulars issued by the German Federal Ministry of Finance are only binding on the German tax authorities but not on the German courts, in practice, the disbursing agents nevertheless typically rely on guidance contained in such circulars. Therefore, a disbursing agent would only withhold tax at 26.375% on capital gains derived by a U.S. treaty beneficiary from the sale of ADSs held in a custodial account in Germany in the event that the disbursing agent did not follow the abovementioned guidance. In this case, the U.S. treaty beneficiary may be entitled to claim a refund of the withholding tax from the German tax authorities under the Treaty, as described below in the section “—Withholding Tax Refund for U.S. Treaty Beneficiaries.”

Withholding Tax Refund for U.S. Treaty Beneficiaries

U.S. treaty beneficiaries are generally eligible for treaty benefits under the Treaty, as described above in Section “—Taxation of Holders Not Tax Resident in Germany.” Accordingly, U.S. treaty beneficiaries are in general entitled to claim a refund of the portion of the otherwise applicable 26.375% German withholding tax (corporate income tax including solidarity surcharge) on dividends that exceeds the applicable Treaty rate. However, such refund is only possible, provided that pursuant to special rules on the restriction of withholding tax credit, the following three cumulative requirements are met: (i) the shareholder must qualify as beneficial owner of the ADSs for an uninterrupted minimum holding period of 45 days within a period starting 45 days prior to and ending 45 days after the due date of the dividends, (ii) the shareholder has to bear at least 70% of the change in value risk related to the ADSs during the minimum holding period as described under (i) of this paragraph and has not entered into (acting by itself or through a related party) hedging transactions which lower the change in value risk by more than 30%, and (iii) the shareholder must not be obliged to fully or largely compensate directly or indirectly the dividends to third parties. If these requirements are not met, then for a shareholder not being tax-resident in Germany who applied for a full or partial refund of the withholding tax pursuant to a double taxation treaty, no refund is available. This restriction generally does only apply, if (i) the tax underlying the refund application is below a tax rate of 15% based on the gross amount of the dividends or capital gains and (ii) the shareholder does not directly own 10% or more in the shares of the company and is subject to income taxes in its state of residence, without being tax-exempt. In addition to the aforementioned restrictions, in particular, pursuant to a decree published by the German Federal Ministry of Finance dated July 17, 2017 (BMF, Schreiben vom 17.7.2017—IV C 1—S 2252/15/10030:05, DOK 2017/0614356), as amended, the withholding tax credit may also be denied as an anti-abuse measure.

In general, as previously discussed, investors should note that it is unclear how the German tax administration will apply the refund process to dividends on the ADSs. Further, such refund is subject to the German anti-avoidance treaty shopping rule. Generally, this rule requires that the U.S. treaty beneficiary (in case it is a non-German resident company) maintains its own administrative substance and conducts its own business activities. In particular, a foreign company has no right to a full or partial refund to the extent persons holding ownership interests in the Company would not be entitled to the refund if they derived the income directly and the gross income realized by the foreign company is not caused by the business activities of the foreign company, and there are either no economic or other considerable reasons for the interposition of the foreign company, or the foreign company does not participate in general commerce by means of a business organization with resources appropriate to its business purpose. However, this shall not apply if the foreign company’s principal class of stock is regularly traded in substantial volume on a recognized stock exchange, or if the foreign company is subject to the provisions of the German Investment Tax Act (Investmentsteuergesetz). Whether or not and to which extent the anti-avoidance treaty shopping rule applies, has to be analyzed on a case by case basis taking into account all relevant tests. In addition, the interpretation of these tests is disputed and to date no published decisions of the German Federal Finance Court exist in this regard.

Due to the legal structure of the ADSs, only limited guidance of the German tax authorities exists on the practical application of this procedure with respect to the ADSs.

Taxation of Holders Tax Resident in Germany

This subsection provides an overview of dividend taxation with regard to the general principles applicable to the Company’s holders that are tax resident in Germany. A holder is a German tax resident if, in case of an individual, he or she maintains a domicile (Wohnsitz) or a usual residence (gewöhnlicher Aufenthalt) in Germany or if, in case of a corporation, it has its place of management (Geschäftsleitung) or registered office (Sitz) in Germany.

The German dividend and capital gains taxation rules applicable to German tax residents require a distinction between ADSs held as private assets (Privatvermögen) and ADSs held as business assets (Betriebsvermögen).

ADSs as Private Assets (Privatvermögen)

If the ADSs are held as private assets (Privatvermögen) by a German tax resident, dividends and capital gains are taxed as investment income and are principally subject to 25% German flat income tax on capital income (Abgeltungsteuer) (plus a 5.5% solidarity surcharge thereon, resulting in an aggregate rate of 26.375%), which is levied in the form of withholding tax (Kapitalertragsteuer). In other words, once deducted, the shareholder’s income tax liability on the dividends will be settled.

Shareholders may apply to have their capital investment income assessed in accordance with the general rules and with an individual’s personal income tax rate if this would result in a lower tax burden in which case actually incurred expenses are not deductible. The holder would be taxed on gross personal investment income (including dividends or gains with respect to ADSs), less the saver’s allowance of €801 for an individual or €1,602 for a married couple and a registered civil union (eingetragene Lebenspartnerschaft) filing taxes jointly. The deduction of expenses related to the investment income (including dividends or gains with respect to ADSs) is generally not possible for private investors.

Losses resulting from the disposal of ADSs can only be offset by capital gains from the sale of any shares and other ADSs. If, however, a holder directly or indirectly held at least 1% of the share capital of the Company at any time during the five years preceding the sale, 60% of any capital gains resulting from the sale are taxable at the holder’s personal income tax rate (plus 5.5% solidarity surcharge thereon). Conversely, 60% of any capital losses are recognized for tax purposes.

Church tax generally has to be withheld, if applicable, based on an automatic data access procedure, unless the shareholder has filed a blocking notice (Sperrvermerk) with the Federal Central Tax Office. Where church tax is not levied by way of withholding, it is determined by means of income tax assessment.

ADSs as Business Assets (Betriebsvermögen)

In case the ADSs are held as business assets, the taxation depends on the legal form of the holder (i.e., whether the holder is a corporation or an individual). Irrespective of the legal form of the holder, dividends are subject to the aggregate withholding tax rate of 26.375%. The withholding tax is credited against the respective holder’s income tax liability, provided that pursuant to special rules on the restriction of withholding tax credit, the following three cumulative requirements are met: (i) the shareholder must qualify as beneficial owner of the ADSs for an uninterrupted minimum holding period of 45 days occurring within a period starting 45 days prior to and ending 45 days after the due date of the dividends, (ii) the shareholder has to bear at least 70% of the change in value risk related to the ADSs during the minimum holding period as described under (i) of this paragraph and has not entered into (acting by itself or through a related party) hedging transactions which lower the change in value risk for more than 30%, and (iii) the shareholder must not be obliged to fully or largely compensate directly or indirectly the dividends to third parties. If these requirements are not met, three-fifths of the withholding tax imposed on the dividends must not be credited against the shareholder’s (corporate) income tax liability, but may, upon application, be deducted from the shareholder’s tax base for the relevant tax assessment period. Such requirements also apply to ADSs, which lead to domestic income in Germany and which are held by a non-German depositary bank. A shareholder that is generally subject to German income tax or corporate income tax and that has received gross dividends without any deduction of withholding tax due to a tax exemption without qualifying for a full tax credit under the aforementioned requirements has to notify the competent local tax office accordingly and has to make a payment in the amount of the omitted withholding tax deduction. The special rules on the restriction of withholding tax credit do not apply to a shareholder whose overall dividend earnings within an assessment period do not exceed €20,000 or that has been the beneficial owner of the ADSs in the Company for at least one uninterrupted year upon receipt of the dividends. In addition to the aforementioned restrictions, in particular, pursuant to a decree published by the German Federal Ministry of Finance dated July 17, 2017 (BMF, Schreiben vom 17.7.2017—IV C 1—S 2252/15/10030:05, DOK 2017/0614356), as amended, the withholding tax credit may also be denied as an anti-abuse measure.

To the extent the amount withheld exceeds the income tax liability, the withholding tax will be refunded, provided that certain requirements are met (including the aforementioned requirements).

Special rules apply to credit institutions (Kreditinstitute), financial services institutions (Finanzdienstleistungsinstitute), financial enterprises (Finanzunternehmen), life insurance and health insurance companies, and pension funds.

With regard to holders in the legal form of a corporation, dividends and capital gains are in general 95% tax exempt from corporate income tax (including solidarity surcharge), inter alia, if the shareholder held at least 10% of the registered share capital (Grundkapital oder Stammkapital) of the Company at the beginning of the calendar year. The remaining 5% is treated as non-deductible business expense and, as such, is subject to corporate income tax (including solidarity surcharge). The acquisition of a participation of at least 10% in the course of a calendar year is deemed to have occurred at the beginning of such calendar year for the purpose of this rule. Participations in the share capital of other corporations which the Company holds through a partnership, including co-entrepreneurships (Mitunternehmerschaften), are attributable to the Company only on a pro rata basis at the ratio of its entitlement to the profits of the relevant partnership. Moreover, actual business expenses incurred to generate the dividends may be deducted.

However, the amount of any dividends after deducting business expenses related to the dividends is subject to the trade tax, unless the corporation held at least 15% of the Company’s registered share capital at the beginning of the relevant tax assessment period. In the latter case, the aforementioned exemption of 95% of the dividend income also applies for trade tax purposes. Losses from the sale of ADSs are generally not tax deductible for corporate income tax and trade tax purposes.

With regard to individuals holding ADSs as business assets, 60% of dividends and capital gains are taxed at the individual’s personal income tax rate (plus 5.5% solidarity surcharge thereon). Correspondingly, only 60% of business expenses related to the dividends and capital gains as well as losses from the sale of ADSs are principally deductible for income tax purposes.

German Inheritance and Gift Tax (Erbschaft- und Schenkungsteuer)

The transfer of ADSs to another person by inheritance or gift should be generally subject to German inheritance and gift tax only if:

(1)	the decedent or donor or heir, beneficiary or other transferee maintained his or her domicile or a usual residence in Germany or had its place of management or registered office in Germany at the time of the transfer, or is a German citizen who has spent no more than five consecutive years outside of Germany without maintaining a domicile in Germany or is a German citizen who serves for a German entity established under public law and is remunerated for his or her service from German public funds (including family members who form part of such person’s household, if they are German citizens) and is only subject to estate or inheritance tax in his or her country of domicile or usual residence with respect to assets located in such country (special rules apply to certain former German citizens who neither maintain a domicile nor have their usual residence in Germany);

(2)	at the time of the transfer, the ADSs are held by the decedent or donor as business assets forming part of a permanent establishment in Germany or for which a permanent representative in Germany has been appointed; or

(3)	the ADSs subject to such transfer form part of a portfolio that represents at the time of the transfer 10% or more of the registered share capital of the Company and that has been held directly or indirectly by the decedent or donor, either alone or together with related persons.

The Agreement between the Federal Republic of Germany and the United States of America for the avoidance of double taxation with respect to taxes on inheritances and gifts as of December 21, 2000 (Abkommen zwischen der Bundesrepublik Deutschland und den Vereinigten Staaten von Amerika zur Vermeidung der Doppelbesteuerung auf dem Gebiet der Nachlass-, Erbschaft- und Schenkungssteuern in der Fassung vom 21. Dezember 2000) (the “United States-Germany Inheritance and Gifts Tax Treaty”), provides that the German inheritance tax or gift tax can, with certain restrictions, only be levied in the cases of (1) and (2) above. Special provisions apply to certain German citizens living outside of Germany and former German citizens.

Other Taxes

No German transfer tax, value-added tax, stamp duty or similar taxes are assessed on the purchase, sale or other transfer of ADSs. Provided that certain requirements are met, an entrepreneur may, however, opt for the payment of value-added tax on transactions that are otherwise tax-exempt. Net wealth tax (Vermögensteuer) is currently not imposed in Germany. Certain member states of the European Union are considering introducing a financial transaction tax (Finanztransaktionssteuer) which, if and when introduced, may also be applicable on sales and/or transfer of ADSs.

U.S. Taxation

Material U.S. Federal Income Tax Consideration for U.S. Holders

This section describes the material United States federal income tax consequences of owning ADSs. It applies to you only if you acquire your ADSs in this offering and you hold your ADSs as capital assets for tax purposes. This discussion addresses only United States federal income taxation and does not discuss all of the tax consequences that may be relevant to you in light of your individual circumstances, including foreign, state or local tax consequences, estate and gift tax consequences, and tax consequences arising under the Medicare contribution tax on net investment income or the alternative minimum tax. This section does not apply to you if you are a member of a special class of holders subject to special rules, including:

•	a broker or dealer in securities,

•	a trader in securities that elects to use a mark-to-market method of accounting for securities holdings,

•	a tax-exempt organization or governmental organization,

•	a tax-qualified retirement plan,

•	a bank, insurance company or other financial institution,

•	a real estate investment trust or regulated investment company,

•	a person that actually or constructively owns 10% or more of the combined voting power of our voting stock or of the total value of our stock,

•	a person that holds ADSs as part of a straddle or a hedging or conversion transaction,

•	a person that purchases or sells ADSs as part of a wash sale for tax purposes,

•	a U.S. holder (as defined below) whose functional currency is not the U.S. dollar,

•	a U.S. expatriate or former citizen or long-term resident of the United States,

•	a corporation that accumulates earnings to avoid U.S. federal income tax,

•	an S corporation, partnership or other entity or arrangement treated as a partnership for U.S. federal income tax purposes (and investors therein),

•	a person deemed to sell ADSs under the constructive sale provisions of the Internal Revenue Code of 1986, and

•	a person subject to special tax accounting rules as a result of any item of gross income with respect to the ADSs being taken into account in an applicable financial statement.

This section is based on the Internal Revenue Code of 1986, as amended, its legislative history, existing and proposed regulations, published rulings and court decisions, all as currently in effect, as well as on the Treaty. These laws are subject to change, possibly on a retroactive basis. In addition, this section is based in part upon the representations of the depositary and the assumption that each obligation in the Deposit Agreement and any related agreement will be performed in accordance with its terms.

If an entity or arrangement that is treated as a partnership for United States federal income tax purposes holds the ADSs, the United States federal income tax treatment of a partner will generally depend on the status of the partner and the tax treatment of the partnership. A partner in a partnership holding the ADSs should consult its tax advisor with regard to the United States federal income tax treatment of an investment in the ADSs.

You are a U.S. holder if you are a beneficial owner of ADSs and you are, for United States federal income tax purposes:

•	a citizen or resident of the United States,

•	a domestic corporation,

•	an estate whose income is subject to United States federal income tax regardless of its source, or

•

a trust if a United States court can exercise primary supervision over the trust’s administration and one or more United States persons are authorized to control all substantial decisions of the trust.

A “non-U.S. holder” is a beneficial owner of ADSs that is not a United States person and is not a partnership for United States federal income tax purposes.

You should consult your own tax advisor regarding the United States federal, state and local tax consequences of owning and disposing of shares and ADSs in your particular circumstances.

In general, and taking into account the earlier assumptions, for United States federal income tax purposes, if you hold ADRs evidencing ADSs, you will be treated as the owner of the shares represented by those ADRs. Exchanges of shares for ADRs, and ADRs for shares, generally will not be subject to United States federal income tax.

Except as described below under “U.S. Holders—PFIC Rules,” this discussion assumes that we are not, and will not become, a PFIC for United States federal income tax purposes.

U.S. Holders

Dividends

Under the United States federal income tax laws, if you are a U.S. holder, the gross amount of any distribution we pay out of our current or accumulated earnings and profits (as determined for United States federal income tax purposes), other than certain pro-rata distributions of our shares, will be treated as a dividend that is subject to United States federal income taxation. If you are a noncorporate U.S. holder, dividends that constitute qualified dividend income will be taxable to you at the preferential rates applicable to long-term capital gains provided that you hold the ADSs for more than 60 days during the 121-day period beginning 60 days before the ex-dividend date and meet other holding period requirements. Dividends we pay with respect to the ADSs generally will be qualified dividend income provided that, in the year that you receive the dividend, the ADSs are readily tradable on an established securities market in the United States. Our ADSs will be listed on              and we therefore expect that dividends will be qualified dividend income.

You must include any German tax withheld from the dividend payment in this gross amount even though you do not in fact receive it. The dividend is taxable to you when the depositary receives the dividend, actually or constructively. The dividend will not be eligible for the dividends-received deduction generally allowed to United States corporations in respect of dividends received from other United States corporations. The amount of the dividend distribution that you must include in your income will be the U.S. dollar value of the Euro payments made, determined at the spot Euro/U.S. dollar rate on the date the dividend distribution is includible in your income, regardless of whether the payment is in fact converted into U.S. dollars. Generally, any gain or loss resulting from currency exchange fluctuations during the period from the date you include the dividend payment in income to the date you convert the payment into U.S. dollars will be treated as ordinary income or loss and will not be eligible for the special tax rate applicable to qualified dividend income. The gain or loss generally will be income or loss from sources within the United States for foreign tax credit limitation purposes. Distributions in excess of current and accumulated earnings and profits, as determined for United States federal income tax purposes, will be treated as a non-taxable return of capital to the extent of your basis in the ADSs and thereafter as capital gain. However, we do not expect to calculate earnings and profits in accordance with United States federal income tax principles. Accordingly, you should expect to generally treat distributions we make as dividends.

Subject to certain limitations, the German tax withheld in accordance with the Treaty and paid over to Germany will be creditable or deductible against your United States federal income tax liability. Special rules apply in determining the foreign tax credit limitation with respect to dividends that are subject to the preferential tax rates. To the extent a reduction or refund of the tax withheld is available to you under German law or under the Treaty, the amount of tax withheld that could have been reduced or that is refundable will not be eligible for credit against your United States federal income tax liability. See “—German Taxation—German Taxation of Holders of ADSs—Withholding Tax Refund for U.S. Treaty Beneficiaries,” above, for the procedures for obtaining a tax refund.

Dividends will generally be income from sources outside the United States and will generally be “passive” income for purposes of computing the foreign tax credit allowable to you. However, if (a) we are 50% or more owned, by vote or value, by United States persons and (b) at least 10% of our earnings and profits are attributable to sources within the United States, then for foreign tax credit purposes, a portion of our dividends would be treated as derived from sources within the United States. With respect to any dividend paid for any taxable year, the United States source ratio of our dividends for foreign tax credit purposes would be equal to the portion of our earnings and profits from sources within the United States for such taxable year, divided by the total amount of our earnings and profits for such taxable year. We do not expect to be 50% or more owned, by vote or value, by United States persons, and therefore do not expect that any portion of our dividends will be treated as derived from sources within the United States.

Capital Gains

If you are a U.S. holder and you sell or otherwise dispose of your ADSs, you will recognize capital gain or loss for United States federal income tax purposes equal to the difference between the U.S. dollar value of the amount that you realize and your tax basis, determined in U.S. dollars, in your ADSs. Capital gain of a noncorporate U.S. holder is generally taxed at preferential rates where the property is held for more than one year. The gain or loss will generally be income or loss from sources within the United States for foreign tax credit limitation purposes.

PFIC Rules

We believe that the ADSs should not currently be treated as stock of a PFIC for United States federal income tax purposes and we do not expect to become a PFIC in the foreseeable future. However, this conclusion is a factual determination that is made annually and thus may be subject to change. It is therefore possible that we could become a PFIC in a future taxable year. In addition, our current position that we are not a PFIC is based in part upon the value of our goodwill which is based on the market value for our shares. Accordingly, we could become a PFIC in the future if there is a substantial decline in the value of our shares.

In general, if you are a U.S. holder, we will be a PFIC with respect to you if for any taxable year in which you held our ADSs:

•	at least 75% of our gross income for the taxable year is passive income, or

•	at least 50% of the value, determined on the basis of a quarterly average, of our assets is attributable to assets that produce or are held for the production of passive income.

“Passive income” generally includes dividends, interest, gains from the sale or exchange of investment property, rents and royalties (other than certain rents and royalties derived in the active conduct of a trade or business) and certain other specified categories of income. If a foreign corporation owns at least 25% by value of the stock of another corporation, the foreign corporation is treated for purposes of the PFIC tests as owning its proportionate share of the assets of the other corporation, and as receiving directly its proportionate share of the other corporation’s income.

If we are treated as a PFIC, and you are a U.S. holder that did not make a mark-to-market election, as described below, you will generally be subject to special rules with respect to:

•	any gain you realize on the sale or other disposition of your ADSs and

•

any excess distribution that we make to you (generally, any distributions to you during a single taxable year, other than the taxable year in which your holding period in the ADSs begins, that are greater than 125% of the average annual distributions received by you in respect of the ADSs during the three preceding taxable years or, if shorter, your holding period for the ADSs that preceded the taxable year in which you receive the distribution).

Under these rules:

•	the gain or excess distribution will be allocated ratably over your holding period for the ADSs,

•

the amount allocated to the taxable year in which you realized the gain or excess distribution or to prior years before the first year in which we were a PFIC with respect to you will be taxed as ordinary income,

•	the amount allocated to each other prior year will be taxed at the highest tax rate in effect for that year, and

•	the interest charge generally applicable to underpayments of tax will be imposed in respect of the tax attributable to each such year.

Special rules apply for calculating the amount of the foreign tax credit with respect to excess distributions by a PFIC.

If we are a PFIC in a taxable year and our ADSs are treated as “marketable stock” in such year, you may make a mark-to-market election with respect to your ADSs. If you make this election, you will not be subject to the PFIC rules described above. Instead, in general, you will include as ordinary income each year the excess, if any, of the fair market value of your ADSs at the end of the taxable year over your adjusted basis in your ADSs. You will also be allowed to take an ordinary loss in respect of the excess, if any, of the adjusted basis of your ADSs over their fair market value at the end of the taxable year (but only to the extent of the net amount of previously included income as a result of the mark-to-market election). Your basis in the ADSs will be adjusted to reflect any such income or loss amounts. Any gain that you recognize on the sale or other disposition of your ADSs would be ordinary income and any loss would be an ordinary loss to the extent of the net amount of previously included income as a result of the mark-to-market election and, thereafter, a capital loss.

Your ADSs will generally be treated as stock in a PFIC if we were a PFIC at any time during your holding period in your ADSs, even if we are not currently a PFIC.

In addition, notwithstanding any election you make with regard to the ADSs, dividends that you receive from us will not constitute qualified dividend income to you if we are a PFIC (or are treated as a PFIC with respect to you) either in the taxable year of the distribution or the preceding taxable year. Dividends that you receive that do not constitute qualified dividend income are not eligible for taxation at the preferential rates applicable to qualified dividend income. Instead, you must include the gross amount of any such dividend paid by us out of our accumulated earnings and profits (as determined for United States federal income tax purposes) in your gross income, and it will be subject to tax at rates applicable to ordinary income.

If you own ADSs during any year that we are a PFIC with respect to you, you may be required to file U.S. Internal Revenue Service (“IRS”) Form 8621.

Shareholder Reporting

A U.S. holder that owns “specified foreign financial assets” with an aggregate value in excess of $50,000 (and in some circumstances, a higher threshold) may be required to file an information report with respect to such assets with its tax return. “Specified foreign financial assets” may include financial accounts maintained by foreign financial institutions, as well as the following, but only if they are held for investment and not held in accounts maintained by financial institutions: (i) stocks and securities issued by non-United States persons, (ii) financial instruments and contracts that have non-United States issuers or counterparties, and (iii) interests in foreign entities.

A U.S. Holder that acquires ADSs generally will be required to file IRS Form 926 if the amount of cash transferred to the Company in exchange for ADSs during the 12-month period ending on the date of the acquisition exceeds $100,000.

Significant penalties may apply for failing to satisfy these filing requirements. U.S. Holders are urged to contact their tax advisors regarding these filing requirements.

Non-U.S. Holders

Dividends

If you are a non-U.S. holder, dividends paid to you in respect of ADSs will not be subject to United States federal income tax unless the dividends are “effectively connected” with your conduct of a trade or business within the United States, and the dividends are attributable to a permanent establishment that you maintain in the United States if that is required by an applicable income tax treaty as a condition for subjecting you to United States taxation on a net income basis. In such cases you generally will be taxed in the same manner as a U.S. holder. If you are a corporate non-U.S. holder, “effectively connected” dividends may, under certain circumstances, be subject to an additional “branch profits tax” at a 30% rate or at a lower rate if you are eligible for the benefits of an income tax treaty that provides for a lower rate.

Capital Gains

If you are a non-U.S. holder, you will not be subject to United States federal income tax on gain recognized on the sale or other disposition of your ADSs unless:

•

the gain is “effectively connected” with your conduct of a trade or business in the United States, and the gain is attributable to a permanent establishment that you maintain in the United States if that is required by an applicable income tax treaty as a condition for subjecting you to United States taxation on a net income basis, or

•	you are an individual, you are present in the United States for 183 or more days in the taxable year of the sale and certain other conditions exist.

If you are a corporate non-U.S. holder, “effectively connected” gains that you recognize may also, under certain circumstances, be subject to an additional “branch profits tax” at a 30% rate or at a lower rate if you are eligible for the benefits of an income tax treaty that provides for a lower rate.

Backup Withholding and Information Reporting

If you are a noncorporate U.S. holder, information reporting requirements, on IRS Form 1099, generally will apply to dividend payments or other taxable distributions made to you within the United States, and the payment of proceeds to you from the sale of ADSs effected at a United States office of a broker.

Additionally, backup withholding may apply to such payments if you fail to comply with applicable certification requirements or (in the case of dividend payments) are notified by the IRS that you have failed to report all interest and dividends required to be shown on your federal income tax returns.

If you are a non-U.S. holder, you are generally exempt from backup withholding and information reporting requirements with respect to dividend payments made to you outside the United States by us or another non-United States payor. You are also generally exempt from backup withholding and information reporting requirements in respect of dividend payments made within the United States and the payment of the proceeds from the sale of ADSs effected at a United States office of a broker, as long as either (i) the payor or broker does not have actual knowledge or reason to know that you are a United States person and you have furnished a valid IRS Form W-8 or other documentation upon which the payor or broker may rely to treat the payments as made to a non-United States person, or (ii) you otherwise establish an exemption.

Payment of the proceeds from the sale of ADSs effected at a foreign office of a broker generally will not be subject to information reporting or backup withholding. However, a sale effected at a foreign office of a broker could be subject to information reporting in the same manner as a sale within the United States (and in certain cases may be subject to backup withholding as well) if (i) the broker has certain connections to the United States, (ii) the proceeds or confirmation are sent to the United States or (iii) the sale has certain other specified connections with the United States.

You generally may obtain a refund of any amounts withheld under the backup withholding rules that exceed your income tax liability by filing a refund claim with the IRS.

THE DISCUSSION ABOVE IS A GENERAL SUMMARY. IT DOES NOT COVER ALL TAX MATTERS THAT MAY BE IMPORTANT TO YOU. EACH PROSPECTIVE PURCHASER SHOULD CONSULT ITS OWN TAX ADVISOR ABOUT THE TAX CONSEQUENCES OF AN INVESTMENT IN SHARES UNDER THE INVESTOR’S OWN CIRCUMSTANCES.

UNDERWRITERS

Under the terms and subject to the conditions in an underwriting agreement dated the date of this prospectus, the underwriters named below, for whom Morgan Stanley & Co. LLC, Citigroup Global Markets Inc. and Berenberg Capital Markets, LLC are acting as representatives, have severally agreed to purchase, and we have agreed to sell to them, severally, the number of ADSs indicated below:

Underwriters	Number of ADSs
Morgan Stanley & Co. LLC
Citigroup Global Markets Inc.
Berenberg Capital Markets, LLC

Total

The underwriters and the representatives are collectively referred to as the “underwriters” and the “representatives,” respectively. The underwriters are offering the ADSs subject to their acceptance of the ADSs from us and subject to prior sale. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the ADSs offered by this prospectus are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated to take and pay for all of the ADSs offered by this prospectus if any such ADSs are taken. However, the underwriters are not required to take or pay for the ADSs covered by the underwriters’ over-allotment option described below.

The underwriters initially propose to offer part of the ADSs directly to the public at the offering price listed on the cover page of this prospectus and part to certain dealers at a price that represents a concession not in excess of $             per ADS under the public offering price. After the initial offering of the ADSs, the offering price and other selling terms may from time to time be varied by the representatives.

We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to              additional ADSs at the public offering price listed on the cover page of this prospectus, less underwriting discounts and commissions. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with the offering of the ADSs offered by this prospectus. To the extent the option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase about the same percentage of the additional ADSs as the number listed next to the underwriter’s name in the preceding table bears to the total number of ADSs listed next to the names of all underwriters in the preceding table.

For reasons of German law,              will initially subscribe for all of the new ordinary shares represented by the ADSs on behalf of the underwriters, at an issue price of €1.00 per share. This issue price will be credited against the amount due from the underwriters at closing.

The following table shows the per ADS and total public offering price, underwriting discounts and commissions, and proceeds before expenses to us. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase up to an additional              ADSs.

Total
	Per ADS	Non Exercise	Full Exercise
Public offering price	$	$	$
Underwriting discounts and commissions to be paid by us
Proceeds, before expenses, to us	$	$	$

The estimated offering expenses payable by us, exclusive of the underwriting discounts and commissions, are approximately $            . We have agreed to reimburse the underwriters for expenses relating to clearance of this offering with the Financial Industry Regulatory Authority up to $            .

The underwriters have informed us that they do not intend sales to discretionary accounts to exceed 5% of the total number of ADSs offered by them. We intend to apply to list our ADSs on              under the trading symbol “JMIA.”

We and all members of our management board, supervisory board and the holders of all of our outstanding ordinary shares and share options have agreed that, without the prior written consent of              on behalf of the underwriters, we and they will not, during the period ending 180 days after the date of this prospectus (the “Restricted Period”):

•

offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any ordinary shares or any securities convertible into or exercisable or exchangeable for ordinary shares;

•	file any registration statement with the SEC relating to the offering of any ordinary shares or any securities convertible into or exercisable or exchangeable for ordinary shares; or

•	enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the ordinary shares.

whether any such transaction described above is to be settled by delivery of our ADSs, ordinary shares or such other securities, in cash or otherwise. In addition, we and each such person agrees that, without the prior written consent of              on behalf of the underwriters, we or such other person will not, during the Restricted Period, make any demand for, or exercise any right with respect to, the registration of any ADSs, ordinary shares or any security convertible into or exercisable or exchangeable for ADSs or ordinary shares.

The restrictions described in the immediately preceding paragraph do not apply to:

•	the sale of ADSs to the underwriters;

•

the issuance by the Company of ordinary shares upon the exercise of an option or a warrant or the conversion of a security outstanding on the date of this prospectus of which the underwriters have been advised in writing;

•

transactions by any person other than us relating to ADSs or other securities acquired in open market transactions after the completion of the offering of the shares; provided that no filing under Section 16(a) of the Exchange Act is required or voluntarily made in connection with subsequent sales of the ADSs or other securities acquired in such open market transactions; or

•

the establishment of a trading plan pursuant to Rule 10b5-1 under the Exchange Act for the transfer of ordinary shares, provided that (i) such plan does not provide for the transfer of ordinary shares during the Restricted Period and (ii) to the extent a public announcement or filing under the Exchange Act, if any, is required or voluntarily made regarding the establishment of such plan, such announcement or filing shall include a statement to the effect that no transfer of ordinary shares may be made under such plan during the Restricted Period.

             may release the ADSs and other securities subject to the lock-up agreements described above in whole or in part at any time.

In order to facilitate the offering of the ADSs, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the ADSs. Specifically, the underwriters may sell more ADSs than they are obligated to purchase under the underwriting agreement, creating a short position. A short sale is covered if the short position is no greater than the number of ADSs available for purchase by the underwriters under the over-allotment option. The underwriters can close out a covered short sale by exercising the over-allotment option or purchasing ADSs in the open market. In determining the source of ADSs to close out a covered short sale, the underwriters will consider, among other things, the open market price of ADSs compared to the price available under the over-allotment option. The underwriters may also sell ADSs in excess of the over-allotment option, creating a naked short position. The underwriters must close out any naked short position by purchasing ADSs in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the ADSs in the open market after pricing that could adversely affect investors who purchase in this offering. As an additional means of facilitating this offering, the underwriters may bid for, and purchase, ADSs in the open market to stabilize the price of the ADSs. These activities may raise or maintain the market price of the ADSs above independent market levels or prevent or retard a decline in the market price of the ADSs. The underwriters are not required to engage in these activities and may end any of these activities at any time.

We and the underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act.

A prospectus in electronic format may be made available on websites maintained by one or more underwriters, or selling group members, if any, participating in this offering. The representatives may agree to allocate a number of ADSs to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters that may make internet distributions on the same basis as other allocations.

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. Certain of the underwriters and their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory and investment banking services for us, for which they received or will receive customary fees and expenses.

In addition, in the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers and may at any time hold long and short positions in such securities and instruments. Such investment and securities activities may involve our securities and instruments. The underwriters and their respective affiliates may also make investment recommendations or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long or short positions in such securities and instruments.

Pricing of the Offering

Prior to this offering, there has been no public market for our ADSs. The initial public offering price was determined by negotiations between us and the representatives. Among the factors considered in determining the initial public offering price were our future prospects and those of our industry in general, our sales, earnings and certain other financial and operating information in recent periods, and the price-earnings ratios, price-sales ratios, market prices of securities, and certain financial and operating information of companies engaged in activities similar to ours.

Selling Restrictions

European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”) an offer to the public of any of our ADSs may not be made in that Relevant Member State, except that an offer to the public in that Relevant Member State of any of our ADSs may be made at any time under the following exemptions under the Prospectus Directive, if they have been implemented in that Relevant Member State:

(a)	to any legal entity which is a qualified investor as defined in the Prospectus Directive;

(b)	to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the representatives for any such offer; or

(c)	in any other circumstances falling within Article 3(2) of the Prospectus Directive, provided that no such offer of our ADSs shall result in a requirement for the publication by us or any underwriter of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer to the public” in relation to any of our ADSs in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any of our ADSs to be offered so as to enable an investor to decide to purchase any of our ADSs, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State, the expression “Prospectus Directive” means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State), and includes any relevant implementing measure in the Relevant Member State, and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

United Kingdom

Each underwriter has represented and agreed that:

(a)	it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000 (“FSMA”) received by it in connection with the issue or sale of our ADSs in circumstances in which Section 21(1) of the FSMA does not apply to us; and

(b)	it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to our ADSs in, from or otherwise involving the United Kingdom.

EXPENSES OF THE OFFERING

Set forth below is an itemization of the total expenses, excluding underwriting discounts and commissions, that we expect to incur in connection with the offer and sale of our ADSs. With the exception of the Securities and Exchange Commission registration fee, the stock exchange listing fee and the FINRA filing fee, all of these amounts are estimates.

Expenses	Amount
Securities and Exchange Commission registration fee	$		*
FINRA filing fee		650
Stock exchange listing fee			*
Legal fees and expenses			*
Accounting fees and expenses			*
Corporate advisory fees and expenses			*
Printing fee			*
Depositary expenses			*
Other fees and expenses			*

Total	$		*

*	To be provided by amendment.

LEGAL MATTERS

The validity of the shares and the ADSs with respect to German and U.S. federal law and New York state law in connection with this offering will be passed upon for us by Sullivan & Cromwell LLP, our German and U.S. counsel. Certain legal matters with respect to German and U.S. federal law in connection with this offering will be passed upon for the underwriters by Latham & Watkins (London) LLP, German and U.S. counsel for the underwriters.

EXPERTS

The consolidated financial statements of Africa Internet Holding GmbH as of December 31, 2017 and for the year then ended appearing in this prospectus and registration statement have been audited by Ernst & Young, Société anonyme, Luxembourg, independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of said firm as experts in auditing and accounting.

ENFORCEMENT OF CIVIL LIABILITIES

Prior to the completion of this offering, we will convert into a stock corporation (Aktiengesellschaft) organized under the laws of the Federal Republic of Germany. Our registered offices and most of our assets are located outside of the United States. In addition, all of the members of our management board,              out of              supervisory board members, and the experts named herein are residents of Germany or jurisdictions other than the United States. As a result, it may not be possible for you to effect service of process within the United States upon these individuals or upon us or to enforce judgments obtained in U.S. courts based on the civil liability provisions of the U.S. securities laws against us in the United States. Awards of punitive damages in actions brought in the United States or elsewhere are generally not enforceable in Germany. In addition, actions brought in a German court against us or the members of our management board and supervisory board, and the experts named herein to enforce liabilities based on U.S. securities laws may be subject to certain restrictions; in particular, German courts generally do not award punitive damages. Litigation in Germany is also subject to rules of procedure that differ from the U.S. rules, including with respect to the taking and admissibility of evidence, the conduct of the proceedings and the allocation of costs. Proceedings in Germany would have to be conducted in the German language, and all documents submitted to the court would, in principle, have to be translated into German. For these reasons, it may be difficult for a U.S. investor to bring an original action in a German court predicated upon the civil liability provisions of the U.S. federal securities laws against us, the members of our management board, supervisory board and the experts named in this prospectus. In addition, even if a judgment against our company, members of our management board, supervisory board, or the experts named in this prospectus based on the civil liability provisions of the U.S. federal securities laws is obtained, a U.S. investor may not be able to enforce it in U.S. or German courts.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form F-1 under the Securities Act, including amendments and relevant exhibits and schedules, covering the underlying ordinary shares represented by the ADSs to be sold in this offering. The ADS depositary has also filed with the SEC a related registration statement on Form F-6 to register the ADSs. This prospectus, which constitutes a part of the registration statement on Form F-1, summarizes material provisions of contracts and other documents included in the registration statement. Since this prospectus does not contain all of the information contained in the registration statement on Form F-1, you should read the registration statement on Form F-1 and its exhibits and schedules for further information with respect to us and our ADSs.

Immediately upon the effectiveness of the registration statement on Form F-1, we will become subject to periodic reporting and other informational requirements of the Exchange Act as applicable to foreign private issuers. Our annual reports on Form 20-F for the year ended December 31, 2019 and for all subsequent years will be due within four months after fiscal year-end in accordance with applicable SEC rules. We are not required to disclose certain other information that is required from U.S. domestic issuers. Also, as a foreign private issuer, we are exempt from the rules of the Exchange Act prescribing the furnishing of proxy statements to shareholders and members of our management and supervisory boards, and our principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act.

You may review and copy the registration statement on Form F-1, reports and other information we file at the SEC’s public reference room at 100 F Street, N.E., Washington, D.C. 20549. You may also request copies of these documents upon payment of a duplicating fee by writing to the SEC. For further information on the public reference facility, please call the SEC at 1-800-SEC-0330. Our SEC filings, including the registration statement on Form F-1, are also available to you on the SEC’s website at http://www.sec.gov.

We will send our transfer agent a copy of all notices of shareholders’ meetings and other reports, communications and information that are made generally available to shareholders. The transfer agent has agreed to mail to all shareholders a notice containing the information (or a summary of the information) contained in any notice of a meeting of our shareholders received by the transfer agent and will make available to all shareholders such notices and all such other reports and communications received by the transfer agent.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Management and Shareholders and Audit Committee of Africa Internet Holding GmbH

Opinion on the Financial Statements

We have audited the accompanying consolidated statement of financial position of Africa Internet Holding GmbH and subsidiaries as of December 31, 2017 and the related consolidated statements of comprehensive income, changes in equity and cash flows. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

Basis for Opinion

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

The Group’s financial statements do not include comparative information in respect of the preceding year for all amounts reported in the current year’s financial statements. In our opinion, inclusion of this information is required by International Accounting Standard 1, Presentation of Financial Statements, as issued by the International Accounting Standard Board.

In our opinion, except for the omission of the prior year comparative financial information discussed in the preceding paragraph, the consolidated financial statements present fairly, in all material respects, the financial position of the Group as of December 31, 2017, and the result of their operations and their cash flows for the year then ended, in conformity with International Financial Reporting Standards as issued by the International Accounting Standard Board.

/s/ Ernst & Young

Ernst & Young

Société Anonyme

Cabinet de Révision Agréé

We have served as the Company’s auditor since 2014.

Luxembourg

November 16, 2018

AFRICA INTERNET HOLDING GMBH AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

Africa Internet Holding In thousands of EUR	Note	As of December 31 2017
Assets
Non-current assets
Property, plant and equipment	7	3,375
Intangible assets	8	471
Deferred tax assets		182
Other non-current assets		946

Total Non-current assets		4,974

Current assets
Inventories	9	9,429
Trade and other receivables	10	19,575
Other tax receivables		4,345
Prepaid expense and other current assets	11	3,426
Cash and cash equivalents		29,728

Total Current assets		66,503

Total Assets		71,477

Equity
Share Capital	12	133
Share premium	12	629,802
Other reserves	12	50,917
Accumulated losses		(677,695)

Equity attributable to the Equity holders of the Company		3,157
Non controlling interest		(15,768)

Total Equity		(12,611)

Liabilities
Current liabilities
Borrowings		2,244
Trade and other payables	14	44,600
Income tax payables		117
Other taxes payable	15	7,628
Provisions for liabilities and other charges	16	25,660
Deferred income		3,839

Total Current liabilities		84,088

Total Liabilities		84,088

Total Equity and Liablities		71,477

The accompanying notes are an integral part of these consolidated financial statements.

AFRICA INTERNET HOLDING GMBH AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

Africa Internet Holding In thousands of EUR	Note	For the year ended December 31 2017
Revenue	17	94,036
Cost of Revenue		65,825

Gross Profit		28,211
Fulfilment Expense	18	34,436
Sales and Advertising Expense	19	37,926
Technology and Content Expense	20	20,586
General and Administrative Expense	21	89,050
Other Operating Income		1,313
Other Operating Expense		2,193

Operating Loss		(154,667)
Finance income	22	2,282
Finance costs	22	1,517

Loss Before Income Tax		(153,902)
Income Tax Expense	23	11,456

Loss for the year		(165,358)

Attributable to:
Equity holders of the Company		(161,579)
Non-controlling interests		(3,779)

Loss for the year		(165,358)

Other Comprehensive Income/Loss to be classified to profit or loss in subsequent periods
Exchange differences on translation of foreign operations - net of tax		47,834
Other comprehensive loss on net investment in foreign operations - net of tax		(48,367)

Other Comprehensive Loss		(533)

Total Comprehensive loss of the year		(165,891)

Attributable to:
Equity holders of the Company		(163,180)
Non-controlling interests		(2,711)

Total Comprehensive loss of the year		(165,891)

The accompanying notes are an integral part of these consolidated financial statements.

AFRICA INTERNET HOLDING GMBH AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

Africa Internet Holding
		Attributable to equity holders of the Company
In thousands of EUR	Share Capital	Share premium	Accumulated losses	Capital reserves	Exchange difference on net investment in foreign operations	Currency translation adjustment	Total other reserves	Equity attributable to the Equity holders of the Company	Non- controlling interests	Total Equity
As at January 1, 2017	133	509,802	(499,474)	34,040	(49,973)	43,619	27,686	38,147	(31,728)	6,419
Loss of the year	—	—	(161,579)	—	—	—	—	(161,579)	(3,779)	(165,358)
Other comprehensive loss	—	—	—	—	(46,834)	45,234	(1,600)	(1,600)	1,068	(532)

Total comprehensive loss for the year	—	—	(161,579)	—	(46,834)	45,234	(1,600)	(163,179)	(2,711)	(165,890)

Issue of share capital	—	120,000	—	—	—	—	—	120,000	—	120,000
Share-based payments (Note 13)	—	—	—	26,258	—	—	26,258	26,258	—	26,258
Derecognition of loan from Rocket (Note 24)	—	—	580	—	—	—	—	580	31	611
Change in Non-controlling interests	—	—	(17,222)	(1,427)	—	—	(1,427)	(18,649)	18,640	(9)

As at December 31, 2017	133	629,802	(677,695)	58,871	(96,807)	88,853	50,917	3,157	(15,768)	(12,611)

The accompanying notes are an integral part of these consolidated financial statements.

AFRICA INTERNET HOLDING GMBH AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CASH FLOWS

Africa Internet Holding In thousands of EUR	Note	For the year ended December 31 2017
Loss before tax		(153,902)
Depreciation and amortization	7,8	1,637
Impairment losses on loans, receivables and other assets	10	3,270
Impairment losses on obsolete inventories	9	1,084
Share-based payment expense	13	26,258
(Gain)/Loss on disposal of PPE and intangible assets	7,8	(238)
Finance income	22	(2,282)
Finance costs	22	1,517
Cost related to write-off during mergers		26
(Increase)/Decrease in trade and other receivables		(20,820)
Decrease/(Increase) in inventories		(6,554)
Increase/(Decrease) in trade and other payables		26,695
Change in provision for other liabilities and charges	16	6,905
Income taxes paid		(573)

Net cash flows used in operating activities		(116,976)

Cash flows from investing activities
Purchase of property, plant and equipment	7	(2,150)
Purchase of intangible assets	8	(103)
Proceeds from sale of property, plant and equipment		17
Proceeds from sale of intangible assets		231
Movement in other non current assets		(576)

Net cash flows used in investing activities		(2,581)

Cash flows from financing activities
Increase/(Decrease) in borrowings		1,556
Capital Contributions	12	120,000

Net cash flows from financing activities		121,556

Effect of exchange rate changes on cash and cash equivalents		(2,060)
Net decrease/increase in cash and cash equivalents		(61)

Cash and cash equivalents at the beginning of the year		29,789

Cash and cash equivalents at the end of the year		29,728

The accompanying notes are an integral part of these consolidated financial statements.

AFRICA INTERNET HOLDING GMBH AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2017

1      Corporate information

The accompanying consolidated financial statements and notes present the operations of Africa Internet Holding GmbH (the “Company” or “AIH”) and its subsidiaries (the “Group” or “Jumia”).

The Company was incorporated on June 26, 2012, is domiciled in Germany and has its registered office located at Charlottenstraße 4, 10969 Berlin. The Group operates across the African continent.

As at the reporting date, December 31, 2017, Mobile Telephone Networks Holdings (Pty) Ltd (“MTN”), Rocket Internet SE (“Rocket”) and Millicom International Cellular SA (“Millicom”) own respectively 31.28%, 21.74% and 10.15% of the Company. Other shareholders are AEH New Africa eCommerce I GmbH (8.86%), AXA Africa Holding SAS (6.06%), Atlas Countries Support S.A. (6.06%), Chelsea Wharf Holdings S.à.r.l (5.51%), CDC Group (4.04%), Rocket Investment Funds (3.48%) and Goldman Sachs (2.83%).

Jumia is the leading pan-African e-commerce platform. Jumia’s platform consists of a marketplace, which connects sellers with consumers, a logistics service, which enables the shipping and delivery of packages from sellers to consumers, and a payment service, which facilitates transactions among participants active on Jumia’s platform.

The Group has incurred significant losses since its incorporation. According to its business plan, the Group expects to continue generating losses in the coming years as it makes the necessary investments to grow its business and extend its geographical footprint. The Group will therefore continue to require significant funding either from existing or new shareholders.

The consolidated financial statements disclose all matters of which the Group is aware, and which are relevant to the Group’s ability to continue as a going concern, including all significant events and mitigating factors. The consolidated financial statements have been prepared on a basis which assumes that the Group will continue as a going concern, and which contemplates the recoverability of assets and the satisfaction of the liabilities and commitments in the normal course of business. The going concern is based on the fact that the Group had capital injections of EUR 120,000 thousand in 2017 and has remaining capital commitments of EUR 216,000 thousand as at December 31, 2017 to operate as a going concern for the next 12 months.

On November 16, 2018, the Board of Directors authorized these consolidated financial statements for issuance.

2      Summary of significant accounting policies

a) Basis of preparation

The consolidated financial statements of the Group (“consolidated financial statements”) have been prepared in accordance with International Financial Reporting Standards as issued by the IASB (“IFRS”). The accompanying consolidated financial statements do not include comparative information in respect of the preceding year for all amounts reported in the current year’s financial statements as required by IAS 1, Presentation of Financial Statements. Except for the omission of the prior year comparative financial information, the accompanying consolidated financial statements have been prepared in conformity with IFRS issued by the IASB. The consolidated financial statements have been prepared on a historical cost basis except for any financial assets or liabilities and share based compensation plan, which have been measured at fair value. The consolidated financial statements are presented in euros and all values are rounded to the nearest thousand (€000), except when otherwise indicated.

AFRICA INTERNET HOLDING GMBH AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2017

b) Basis of consolidation

The consolidated financial statements comprise the financial statements of the Company and its subsidiaries as at December 31, 2017. The financial statements of the subsidiaries are prepared for the same reporting year as the Company, using consistent accounting policies.

Subsidiaries are those investees that the Group controls because the Group (i) has power to direct relevant activities of the investees that significantly affect their returns, (ii) has exposure, or rights, to variable returns from its involvement with the investees, and (iii) has the ability to use its power over the investees to affect the amount of investor’s returns. The existence and effect of substantive rights, including substantive potential voting rights, are considered when assessing whether the Group has power over another entity. For a right to be substantive, the holder must have practical ability to exercise that right when decisions about the direction of the relevant activities of the investee need to be made. The Group may have power over an investee even when it holds less than majority of voting power in an investee. In such a case, the Group assesses the size of its voting rights relative to the size and dispersion of holdings of the other vote holders to determine if it has de-facto power over the investee. Protective rights of other investors, such as those that relate to fundamental changes of investee’s activities or apply only in exceptional circumstances, do not prevent the Group from controlling an investee. The Group re-assesses whether or not it controls an investee if facts and circumstances indicate that there are changes to one or more of the three elements of control. Consolidation of a subsidiary begins when the Group obtains control over the subsidiary and ceases when the Group loses control of the subsidiary. Assets, liabilities, revenue and expense of a subsidiary acquired or disposed of during the year are included in the consolidated financial statements from the date the Group gains control until the date the Group ceases to control the subsidiary. A change in the ownership interest of a subsidiary, without a loss of control, is accounted for as an equity transaction. If the Group loses control over a subsidiary, it derecognizes the related assets, liabilities, non-controlling interest and other components of equity, while any resultant gain or loss is recognized in profit or loss. As of December 31, 2017, the Group consolidated 99 subsidiaries.

c) Property, plant and equipment

Property, plant and equipment are stated at cost less accumulated depreciation and any impairment losses.

Costs of minor repairs and maintenance are expensed when incurred. The cost of replacing major parts or components of property, plant and equipment items are capitalized and the replaced part is written off.

Whenever events or changes in market conditions indicate a risk of impairment of property, plant and equipment, management estimates the recoverable amount, which is determined as the higher of an asset’s fair value less costs to sell and its value in use. The carrying amount is reduced to the recoverable amount and the impairment loss is recognized in profit or loss for the year.

Depreciation on items of property, plant and equipment is calculated using the straight-line method over their estimated useful lives, as follows:

Useful life in years
Buildings	Up to 40
Transportation equipment	5 to 8
Technical equipment and machinery	3 to 10
Furniture and office equipment	5 to 15
Leasehold improvements	Shorter of useful life and the term of the underlying lease

The assets’ useful lives are reviewed, and adjusted if appropriate, at the end of each reporting period.

AFRICA INTERNET HOLDING GMBH AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2017

d) Leases

Leases are classified as either capital or operating leases. Leases that transfer substantially all the risks and rewards incidental to ownership of assets are accounted for as a capital lease, resulting in the recognition of an asset and incurrence of a lease liability at the inception of the lease. All other leases are accounted for as operating leases wherein rental payments (net of any incentives received from the lessor) are recognized in profit or loss on a straight-line basis over the lease term. The Group had no capital leases for the year ended December 31, 2017.

e) Intangible assets

The Group’s intangible assets have definite useful lives and primarily include capitalized software licenses. Following initial recognition, intangible assets are carried at cost less any accumulated amortization and impairment losses.

Acquired software licenses and patents are capitalized on the basis of the costs incurred to acquire and bring them to use.

Intangible assets are amortized using the straight-line method over their useful lives:

Useful life in years
Acquired software licenses	1-3 years

The amortization expense on intangible assets is recognized in profit or loss in the expense category that is consistent with the function of the intangible assets.

If impaired, the carrying amount of intangible assets is written down to the higher of value in use and fair value less costs to sell.

f) Financial instruments – initial recognition and subsequent measurement

A financial instrument is any contract that gives rise to a financial asset of one entity and a financial liability or equity instrument of another entity. Due to the short-term nature of our financial instruments the carrying value approximates fair value.

Financial assets

The Group has financial assets in the form of trade, loan and other receivables that are initially recognized at fair value which primarily represents original invoiced amount. Loan receivables are subsequently measured at amortized cost using the effective interest rate method. Impairment or allowances are recognized when there is objective evidence that the Group may not be able to collect the trade, loan and other receivables. Balances are written off within “general and administrative expense” when recoverability is assessed as being remote. Amounts are derecognized when paid by the counter party.

For more information on trade and other receivables, refer to note 10.

Financial liabilities

The Group has financial liabilities in the form of trade and other payables that are initially recognized at fair value which primarily represents the original invoiced amount. Trade and other payables are obligations to pay for goods or services that have been acquired in the ordinary course of business from suppliers. Accounts payable

AFRICA INTERNET HOLDING GMBH AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2017

are classified as current liabilities if payment is due within one year or less (or in the normal operating cycle of the business if longer). If not, they are presented as non-current liabilities. A financial liability is derecognized when the obligation under the liability is discharged, cancelled or expired.

g) Impairment of non-financial assets

The Group assesses, at each reporting date, whether there is an indication that an asset may be impaired. If any indication exists, or when annual impairment testing for an asset is required, the Group estimates the asset’s recoverable amount. An asset’s recoverable amount is the higher of an asset’s or cash-generating-unit’s (CGU) fair value less costs of disposal and its value in use. The recoverable amount is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets. When the carrying amount of an asset or CGU exceeds its recoverable amount, the asset is considered impaired and is written down to its recoverable amount.

h) Inventories

Inventories are valued at the lower of cost or net realizable value. Cost of inventory is determined on first-in-first out basis (FIFO) method. The cost of inventory includes purchase costs and costs incurred to bring the inventories to their present location and condition. Net realizable value is the estimated selling price in the ordinary course of business, less estimated costs of completion and the estimated costs necessary to make the sale.

Impairment losses, if any, due to obsolete materials and slow inventory movement have been deducted from the carrying amount of the inventories.

i) Cash and cash equivalents

Cash and cash equivalents include cash in hand, deposits held at call with banks, and other short-term highly liquid investments with original maturities of three months or less, for which the risk of changes in value is insignificant.

j) Value added tax

Output value added tax (“VAT”) related to sales is payable to tax authorities on the earlier of (a) collection of receivables from consumers or (b) delivery of goods or services to consumers. Input VAT is generally recoverable against output VAT upon receipt of the VAT invoice. VAT related to sales and purchases is recognized in the statement of financial position on a gross basis and disclosed separately as an asset and liability. Where a provision has been made for impairment of receivables, the gross amount of the debtor, including VAT, is provided for.

k) Provisions

Provisions are recognized when the Group has a present obligation (legal or constructive) because of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. When the Group expects some or all of a provision to be reimbursed, for example, under an insurance contract, the reimbursement is recognized as a separate asset, but only when the reimbursement is virtually certain.

AFRICA INTERNET HOLDING GMBH AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2017

The expense relating to a provision is presented in profit or loss net of any reimbursement. If the effect of the time value of money is material, provisions are discounted using a current pre-tax rate that reflects, when appropriate, the risks specific to the liability. When discounting is used, the increase in the provision due to the passage of time is recognized as a finance cost.

l) Foreign currency translation

Functional and presentation currencies

Amounts included in the financial statements of each of the Group’s entities are measured using the currency of the primary economic environment in which the entity operates (‘the functional currency’). The consolidated financial statements are presented in Euros (EUR), which is the Group’s presentation currency.

Transactions and balances

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions or valuation where items are re-measured. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in the Statement of Comprehensive Income within finance costs and finance income.

The Group considers that monetary long-term receivables or loans for which settlement is neither planned nor likely to occur in the foreseeable future is, in substance, a part of the entity’s net investment in that foreign operation. The related foreign exchange differences and income tax effect of the foreign exchange differences are included in the exchange difference on net investment in foreign operations within equity. In case of repayment, the Group has elected to maintain exchange differences in equity until disposal of the foreign operation. On disposal of a foreign operation, the deferred cumulative amount recognized in equity relating to that particular foreign operation is reclassified to the consolidated statement of comprehensive income.

The following table presents currency translation rates against the Euro for the Group’s most significant operations.

Country	Currency	2017 Average Rate	2017 Year-end Rate
Algeria	Algerian Dinar (DZD)	124.87	137.13
Cameroon	CFA Franc BEAC (XAF)	655.96	655.96
Congo Brazzaville	CFA Franc BEAC (XAF)	655.96	655.96
Cote D’Ivoire	CFA Franc BCEAO (XOF)	655.96	655.96
Egypt	Egyptian Pound (EGP)	20.12	21.26
Ghana	Cedi (Ghana) (GHS)	4.95	5.42
Kenya	Kenyan Shilling (KES)	114.99	122.47
Morocco	Moroccan Dirham (MAD)	10.81	11.18
Nigeria	Naira (NGN)	375.90	426.92
Rwanda	Rwanda Franc (RWF)	930.62	1,001.13
Senegal	CFA Franc BCEAO (XOF)	655.96	655.96
South Africa	Rand (ZAR)	15.02	14.80
Tunisia	Tunisian Dinar (TND)	2.71	2.94
United Republic Of Tanzania	Tanzanian Shilling (TZS)	2,491.24	2,676.82
Uganda	Uganda Shilling (UGX)	4,036.54	4,329.02
United Arab Emirates	UAE Dirham (AED)	4.15	4.40

AFRICA INTERNET HOLDING GMBH AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2017

Translation into presentation currency

The results and financial position of all the Group entities that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

i. Assets and liabilities for each statement of financial position presented are translated at the closing rate at the date of that statement of financial position;

ii. Income and expense for each item of the Statement of Comprehensive Income are translated at average exchange rates;

iii. All resulting exchange differences are recognized in Other Comprehensive Income.

m) Revenue recognition

The Group generates revenue primarily from commissions, sale of goods, fulfillment, marketing and other.

Revenue is measured at the fair value of the consideration received or receivable net of promotional discounts, rebates, return allowances and value added taxes. The Group recognizes revenue when the amount of revenue can be reliably measured; when it is probable that future economic benefits will flow to the entity; and when the risks and rewards of the inventory have passed to the consumer, which is generally when the goods have been delivered to the consumer.

The Group evaluates if it is a principal or an agent in a transaction to determine whether revenue should be recorded on a gross or a net basis. When the Group is primarily obliged in a transaction, subject to inventory risk, has latitude in establishing prices and selecting suppliers, or has several but not all of the indicators, revenue is recorded on a gross basis. When the Group is not the primary obligor, does not bear the inventory risk and does not have the ability to establish price, revenue is recorded on a net basis.

Revenue recognition policies for each type of revenue stream are as follows:

(1) Commissions

This revenue is related to the online selling platform which provides sellers the ability to sell goods directly to consumers. In this case, Jumia generates a commission fee (normally a percentage of the selling price) which is based on agreements with the sellers. Jumia’s performance obligation with respect to these transactions is to arrange the transaction through the online platform, however the Group does not have any discretion in setting the price of the goods to be sold, nor does it bear any inventory risk for the goods to be shipped to the customer. As such, the Group is considered to be an agent in these transactions and recognizes revenue on a net basis for the agreed upon commission at the point in time when the goods or services are delivered to the end customer.

(2) Sales of goods

Revenue from sales of goods relates to transactions where Jumia acts directly as the seller, where it enters into an agreement with a consumer to sell goods. These goods are sold for a fixed price as determined by the Group and the Group bears the obligation to deliver those goods to the consumer. As such, the Group is considered to be the principal in these transactions and recognizes sales on a gross basis for the selling price at the point in time when the goods are delivered to the consumer. The delivery of the goods is not a separate performance obligation, as the consumer cannot benefit from the goods without the delivery, which must be performed by Jumia. Therefore, revenue for goods and delivery are recognized at the same point in time.

AFRICA INTERNET HOLDING GMBH AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2017

(3) Fulfillment

The Group provides certain fulfillment services to the sellers, and generally charges a “delivery fee” to consumers. Fulfillment services provided to sellers are agreed contractually with each seller and recognized according to the actual consumption of such services. The price for such fulfillment services are defined at the time of purchase through the Jumia platform, and the Group has unilateral power in establishing these fulfillment services. The Group is therefore the principal in these transactions and fulfillment fees are recognized on a gross basis in revenue.

(4) Marketing

The Group provides advertising services to non-vendors, such as performance marketing campaigns, placing banners on the Jumia platform or sending newsletters. The advertising services are contractually agreed with the advertisers. As Jumia establishes pricing and is primarily obliged to deliver these advertising services, revenue is recognized on a gross basis. The campaigns and banners are usually run for a short period of time only. Accordingly, the revenue is recognized at a point in time rather than over a period.

(5) Other

The Group provides other services to its sellers for which it charges fees such as logistics services, marketing services for marketplace sellers and packaging of products ahead of shipment. As Jumia establishes pricing and is subject to credit risk, revenue is recognized on a gross basis. Revenue for logistics is recognized over time as the performance obligation is being performed while revenue for marketing services and packaging of products is recognized when the respective service is completed.

The Group bases its estimate of sales returns on historical results, taking into consideration the type of consumer, the type of transaction, the specifics of each arrangement and the contractual terms (return period for business to consumers’ transactions). The Group has estimated the level of sales returns to be immaterial.

The Group grants vouchers and free gift cards to consumers. Store credit vouchers issued for returns are offset against the sales return allowance and reduce the consumer receivable balance for sale of goods and the refund liability balance for commission-based transactions. Discount vouchers are accounted for as a reduction of the sales price for the sale of goods and as sales and advertising expense for commission-based transactions. Free gift cards are accounted for as sales and advertising expense in the profit or loss and are recorded as voucher accruals until the point in time in which they are used or until the likelihood of use of such gift cards is remote or expired.

n) Fulfillment

Fulfillment expense represents those expenses incurred in operating and staffing the Group’s fulfillment and consumer service centers, including expense attributable to procuring, receiving, inspecting, and warehousing inventories and picking, packaging, and preparing consumer orders for shipment, including packaging materials. Fulfillment expense also include expense relating to consumer service operations and amounts paid to third parties who assist us in fulfillment and consumer service operations.

o) Sales and Advertising

Sales and advertising expense represent expense associated with the promotion of our marketplace and include online and offline marketing expenses, promotion of the brand through traditional media outlets, certain

AFRICA INTERNET HOLDING GMBH AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2017

expense related to our consumer acquisition and engagement activities and other expense associated with our market presence.

p) Technology and Content

Technology content expense consist principally of research and development activities, including wages and benefits, for employees involved in application, production, maintenance, operation for new and existing goods and services, as well as other technology infrastructure expense.

q) Employee benefits

Wages, salaries, paid annual leave and sick leave, bonuses, and other benefits (such as health services) are accrued in the year in which the associated services are rendered by the employees of the Group.

r) Share-based compensation

The Group operates equity-settled share-based payment plans, under which directors and employees receive a compensation in form of equity instrument or equity derivative of the Company or one of its subsidiaries for the services provided. Awards are granted with service and/or performance vesting conditions.

The total amount to be expensed for services received is determined by reference to the grant date fair value of the share-based payment award made. For share-based payment awards, we analyze whether the exercise price paid (or payable) by a participant, if any, exceeds the estimated market price of the underlying equity instruments at the grant date. Any excess of (i) the estimated market value of the equity instruments and (ii) the exercise price results in share-based payment expense.

The excess of the fair value and the exercise price, as determined at the grant date is expensed on a straight-line basis over the vesting period, based on management’s estimate of the number of awards that will eventually vest, with a corresponding credit to equity. For awards with graded-vesting features, each instalment of the award is treated as a separate grant (i.e., each instalment is separately expensed over the related vesting period). Option awards issued by the Group are initially measured using Black-Scholes valuation model on the grant date and are not subsequently re-measured.

When an award is cancelled (other than by forfeiture for failure to satisfy the vesting conditions) during the vesting period, it is treated as an acceleration of vesting, and the entity recognizes immediately the amount that would otherwise have been recognized for services received over the remainder of the vesting period. When an award is surrendered by an employee, it is accounted for as a cancellation.

When new equity instruments are granted during the vesting period of the currently vesting awards, and on the date that they are granted, they are identified as replacement of the currently vesting awards, they are treated as a modification. The incremental fair value of replacement awards are recognized over its vesting period, and the replaced awards continue to be expensed as scheduled.

s) Income taxes

The income tax charge comprises of current tax and deferred tax and is recognized in profit or loss for the year, unless it relates to transactions that are recognized directly in equity.

AFRICA INTERNET HOLDING GMBH AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2017

Current taxes are the amount expected to be paid to, or recovered from, the taxation authorities on the taxable profits or losses based on the prevailing tax rates on the reporting date and any adjustments to taxes payable in previous years. Taxable profits or losses are based on estimates if financial statements are authorized prior to filing relevant tax returns.

The calculation of deferred taxes is based on the balance sheet liability method that refers to the temporary differences between the tax bases of assets and liabilities and their carrying amounts. The method of calculating deferred taxes depends on how the asset’s carrying amount is expected to be realized and how the liabilities will be paid. However, in accordance with the initial recognition exemption, deferred taxes are not recorded for temporary differences on initial recognition of an asset or a liability in a transaction other than a business combination if the transaction, when initially recorded, affects neither accounting nor taxable profit.

Deferred taxes are measured at tax rates enacted or substantively enacted at the end of the reporting period. Deferred tax assets are offset against deferred tax liabilities if the taxes are levied by the same taxation authority and the entity has a legally enforceable right to offset current tax assets against current tax.

Deferred tax assets for deductible temporary differences and tax loss carry forwards are recorded only to the extent that they are believed to be recoverable.

t) Segments

Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision-maker, which are the same figures as those presented in the statement of comprehensive income. The chief operating decision maker is comprised of two Co-CEOs and the CFO. In the period presented, the Group had one operating and reportable segment, an e-Commerce platform. Although the e-Commerce platform consists of different business platforms of the Group, the chief operating decision-maker makes decisions as to how to allocate resources based on the long-term growth potential of the Company as determined by market research, growth potential in regions, and various internal key performance indicators. The following overview shows the Group’s geographical distribution of revenue and property, plant and equipment.

	For the year ended December 31 2017	As at December 31 2017
in thousands of EUR	Revenue	Property, plant and equipment
West Africa(*)	45,234	1,883
North Africa(**)	29,013	1,021
South Africa(***)	12,330	197
East Africa(****)	4,581	260
Portugal	2,067	13
France	623	—
Germany	188	1

Total	94,036	3,375

(*)	West Africa covers Nigeria, Ivory Coast, Senegal, Cameroon and Ghana.
(**)	North Africa covers Egypt, Tunisia, Morocco and Algeria.
(***)	South Africa covers South Africa.
(****)	East Africa covers Kenya, Tanzania, Uganda, Rwanda.

AFRICA INTERNET HOLDING GMBH AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2017

3      Significant accounting estimates, judgments and assumptions in applying accounting policies

The preparation of the Group’s consolidated financial statements requires its management to make judgments, estimates and assumptions that affect the reported amounts of revenue, expense, assets and liabilities, and the accompanying disclosures, including disclosure of contingent liabilities. Uncertainty about these assumptions and estimates could result in outcomes that require a material adjustment to the carrying amount of assets or liabilities affected in future periods.

Judgments

In the process of applying the Group’s accounting policies, management has made the following judgments, which have the most significant effect on the amounts recognized in the consolidated financial statements:

Consolidation of entities:

In course of its operations, Jumia uses services from entities in which it does not hold the majority of the voting rights. These entities are either:

-	operating services companies for the Group providing payroll and support services,

-	operating e-commerce services in countries where a local partner is required to hold majority of the voting rights,

-	owned by group executive acting as de-facto agent for the Group.

As of December 31, 2017, the Group has determined that it controls these entities as it has power over the investees, rights to variable returns and the ability to use its power over the investee to affect the amount of these returns.

Estimates and assumptions

Uncertain tax positions

The application of tax rules to complex transactions is sometimes open to interpretation, both by the Group and taxation authorities. Those interpretations of tax law that are unclear are generally referred to as uncertain tax positions.

Uncertain tax positions are assessed and reviewed by management at the end of each reporting period. Liabilities are recorded for tax positions that are determined by management as more likely than not to result in additional taxes being levied if the positions were to be challenged by the tax authorities. The assessment relies on estimates and assumptions and may involve a series of judgments about future events. These judgments are based on the interpretation of tax laws that have been enacted or substantively enacted by the end of the reporting period, and any known court or other rulings on such issues. Liabilities for penalties, interest and taxes are recognized based on management’s best estimate of the expenditure required to settle the obligations at the end of the reporting period. Management’s best estimate of the amount to be provided is determined by their judgment and, in some cases, reports from independent experts.

Share-based compensation

For grants prior to July 1, 2017, the Group measured the fair value of its ordinary shares and the equity value of each of its subsidiaries.

AFRICA INTERNET HOLDING GMBH AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2017

The fair value of the Group’s ordinary shares as of each award grant date was determined using the market approach based on external rounds of financing.

The Group employed the prior sale of company stock method to estimate its aggregate equity value, which considers any prior arm’s length sales of the company’s equity securities. Considerations factored into the analysis include: the type and amount of equity sold, the estimated volatility, the estimated time to liquidity, the relationship of the parties involved, risk-free rate, the timing compared to the ordinary shares valuation date and the financial condition and structure of the company at the time of the sale. Throughout 2014, 2015, 2016 and 2017, the Group held a number of financing rounds which resulted in the issuance of shares. The shares were transacted with existing and new investors, and therefore the Group considered the pricing a strong indication of fair value.

The equity value of each subsidiary was estimated using the income approach, based on expected future cash flows. The future cash flows are discounted using a weighted average cost of capital that takes into consideration the stage of development of the business and the industry and geographies in which the Group operates.

For grants subsequent to July 1, 2017, the Group measured the fair value of its ordinary shares and of its call options as indicated below.

The fair value of the Group’s ordinary shares was based on the income approach to estimate the equity value of the Group. The future cash flows are discounted using a weighted average cost of capital that takes into consideration the stage of development of the business in each of the countries in which the Group operates.

The fair value of the Group’s call options is derived from the fair value of the Group’s ordinary shares measured based on the Black-Scholes-Merton formula with the underlying assumptions that:

-	The options can be exercised only on the expiry date

-	There are no taxes or transaction costs and no margin requirements

-	The volatility of the underlying asset is constant and is defined as the standard deviation of the continuously compounded rates of return on the share over a specified period

-	The risk-free interest rate is relatively constant over time

This estimate also requires determination of the most appropriate inputs to the valuation model including the expected life of the share option, volatility and dividend yield. These inputs, and the volatility assumption in particular, are considered to be highly complex and subjective. Because the Group’s shares have not been historically publicly traded, it lacks sufficient company-specific historical and implied volatility information for its shares. Therefore, it estimates expected share price volatility based on the historical volatility of publicly traded peer companies and expects to continue to do so until such time as it has adequate historical data regarding the volatility of its own traded share price.

Further details can be found in note 13.

Inventories

The valuation of inventory at net realizable value requires judgments, based on currently-available information, about the likely method of disposition, such as through sales to individual consumers, returns to

AFRICA INTERNET HOLDING GMBH AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2017

product vendors, or liquidations, and expected recoverable values of each disposition category. These assumptions about future disposition of inventory are inherently uncertain and changes in estimates and assumptions may cause material write-downs in the future.

Trade and other receivables

The Group estimates losses on trade and other receivables based on known troubled accounts and historical experience of losses incurred. Receivables are considered impaired and written off when it is probable that all contractual payments due will not be collected in accordance with the terms of the agreement. Allowances for doubtful accounts are maintained based on an assessment of the collectability of specific consumer accounts, the aging of receivable and other economic information on both a historical and prospective basis.

4     New accounting pronouncements

New and amended standards and interpretations

The standards and interpretations that are issued, but not yet effective, up to the date of issuance of the Group’s financial statements are disclosed below.

IFRS 9 Financial Instruments

In July 2014, the IASB issued the final version of IFRS 9 Financial Instruments that replaces IAS 39 Financial Instruments: Recognition and Measurement and all previous versions of IFRS 9. IFRS 9 brings together all three aspects of the accounting for financial instruments project: classification and measurement, impairment and hedge accounting. IFRS 9 is effective for annual periods beginning on or after January 1, 2018, with early application permitted. Except for hedge accounting, retrospective application is required but any adjustments are presented in equity as of the adoption date. For hedge accounting, the requirements are generally applied prospectively, with some limited exceptions.

(a) Classification and measurement

The Group does not expect a significant impact on its statement of financial position or equity upon applying the classification and measurement requirements of IFRS 9.

Trade and other receivables are held to collect contractual cash flows and are expected to give rise to cash flows representing solely payments of principal and interest. Thus, the Group expects that these will continue to be measured at amortized cost under IFRS 9.

(b) Impairment

IFRS 9 requires the Group to record expected credit losses on all of its loans and trade receivables, either on a 12-month or lifetime basis. The Group expects to apply the simplified approach and record lifetime expected losses on all trade and other receivables. The Group does not expect to have a significant impact on its equity due to the short-term nature of the loans and receivables.

AFRICA INTERNET HOLDING GMBH AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2017

IFRS 15 Revenue from Contracts with Customers

IFRS 15 was issued in May 2014 and establishes a five-step model to account for revenue arising from contracts with customers. Under IFRS 15, revenue is recognized at an amount that reflects the consideration to which an entity expects to be entitled in exchange for transferring goods or services to a customer.

The new revenue standard will supersede all current revenue recognition requirements under IFRS. Either a full retrospective application or a modified retrospective application is required for annual periods beginning on or after January 1, 2018. The Group plans to adopt the new standard using the modified retrospective application method.

Impact

Management has assessed the effects of applying the new standard on the Group’s financial statements, especially in respect to the following topics:

•

Principal vs Agent under IFRS 15 - IFRS 15 includes guidance regarding principal vs. agent considerations. Specific indicators are provided to assist in determining whether an entity is acting as an agent.

We have noted that our marketplace activities fall under the ‘agent’ premise, and the retail activities fall under the ‘principal’ premise, and no change was identified from current practice.

•

Accounting for vouchers and discounts – IFRS 15 specifies the accounting treatment for vouchers and gift cards. The standard specifies cases where discounts or sales incentives may give rise to separate performance obligations if there are material rights arising out of the contract. We have assessed all the different type of discount transactions and noted that no material right arises out of them, and that there would not be a change with adoption of IFRS 15. The standard also requires entities to recognize revenue for cases where customers do not exercise their contractual rights to redeem gift cards. This unredeemed amount is called ‘breakage.’ At this stage, we do not have sufficient information to predict whether we will be entitled to such breakage amounts, and hence breakage will only be recognized as revenue when the likelihood of customers exercising the outstanding rights is remote.

•

Accounting for the customer loyalty program – IFRS 15 requires that the total consideration received must be allocated to the points and goods based on relative stand-alone selling prices rather than based on the residual value method. This would result in higher amounts being allocated to the goods sold and result in an earlier recognition of a portion of the revenue. However, the impact of loyalty points is currently immaterial to the Group.

•

Accounting for refunds - If the consumer returns a product, the entity is obliged to refund the purchase price. Therefore, under IFRS 15, a gross contract liability (refund liability) for the expected refunds to consumers is recognized as an adjustment to revenue. At the same time, the Group recognizes an asset and a corresponding adjustment to cost of revenue for the right to recover the product from the customer. The asset is measured by reference to the former carrying amount of the product. The costs to recover the products are not material because the customer usually returns the product in a saleable condition. The impact is currently immaterial for the Group.

Based on the analysis performed to date, Management has not identified any material impacts arising from IFRS 15.

AFRICA INTERNET HOLDING GMBH AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2017

IFRS 16 Leases

IFRS 16 was issued in January 2016 and it replaces IAS 17 Leases, IFRIC 4 Determining whether an Arrangement contains a Lease, SIC-15 Operating Leases-Incentives and SIC-27 Evaluating the Substance of Transactions Involving the Legal Form of a Lease. IFRS 16 sets out the principles for the recognition, measurement, presentation and disclosure of leases and requires lessees to account for all leases under a single on-balance sheet model similar to the accounting for finance leases under IAS 17. The standard includes two recognition exemptions for lessees – leases of ’low-value’ assets (e.g., personal computers) and short-term leases (i.e., leases with a lease term of 12 months or less). At the commencement date of a lease, a lessee will recognize a liability to make lease payments (i.e., the lease liability) and an asset representing the right to use the underlying asset during the lease term (i.e., the right-of-use asset). Lessees will be required to separately recognize the interest expense on the lease liability and the depreciation expense on the right-of-use asset.

Lessees will be also required to re-measure the lease liability upon the occurrence of certain events (e.g., a change in the lease term, a change in future lease payments resulting from a change in an index or rate used to determine those payments). The lessee will generally recognize the amount of the remeasurement of the lease liability as an adjustment to the right-of-use asset.

IFRS 16 also requires lessees and lessors to make more extensive disclosures than under IAS 17.

IFRS 16 is effective for annual periods beginning on or after January 1, 2019. Early application is permitted, but not before an entity applies IFRS 15. A lessee can choose to apply the standard using either a full retrospective or a modified retrospective approach. The standard’s transition provisions permit certain reliefs.

Refer to note 26 “Commitments and contingencies” on the Group’s current exposure to operating leases that would be recognized in the statement of financial position under the new standard.

5     Material partly-owned subsidiaries

Financial information of subsidiaries that have material non-controlling interests is provided below.

Proportion of equity interest held by non-controlling interests:

Name	Country of incorporation and operation	2017
ECART Internet Services Nigeria	NIGERIA	5.11%
Jumia Egypt LLC	EGYPT	2.25%
ECART services Morocco Sarl	MOROCCO	3.28%
ECART services Kenya Limited	KENYA	1.45%
ECART services Ivory Coast SRL	IVORY COAST	1.25%
Jade E-Services South Africa PTY Lt	SOUTH AFRICA	1.96%

AFRICA INTERNET HOLDING GMBH AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2017

The statutory financial position and comprehensive income of these subsidiaries attributed to non-controlling interests are shown below:

	For the year ended December 31, 2017
In thousands of EUR	Revenue	Loss for the year	Total Comprehensive loss of the year
ECART Int Serv Nigeria	1,395	(2,609)	(3,355)
Jumia Egypt LLC	351	(490)	(550)
ECART Serv Morocco Sarl	402	(508)	(549)
ECART Serv Kenya Limited	51	(238)	(307)
ECART Serv Ivory Coast SRL	188	(164)	(164)
Jade E-Services S. Africa PTY	242	(82)	(81)

Total	2,629	(4,091)	(5,006)

	As at December 31, 2017
In thousands of EUR	Non-current assets	Current assets	Total Current liabilities
ECART Int Serv Nigeria	73	510	5,564
Jumia Egypt LLC	15	233	1,556
ECART Serv Morocco Sarl	19	164	1,712
ECART Serv Kenya Limited	5	244	636
ECART Serv Ivory Coast SRL	5	69	559
Jade E-Services S. Africa PTY	5	103	267

Total	122	1,323	10,294

At the level of the subsidiary that generates the non-controlling interest, operating loss is a fair representation of the operating cash flow of the period.

6      Key management compensation

Key management includes the senior executives. The compensation paid or payable to key management for employee services is shown below:

In thousands of EUR	For the year ended December 31, 2017
Short-term benefits
Salaries	2,696
Benefits in-kind	100
Share-based compensation
Equity-settled share-based compensation	21,477

Total	24,273

On July 1, 2017, the Board approved a new option program which replaced the previous share-based payment agreement, which had been in place since 2012 and awarded new equity-settled awards to key management. This new share-based compensation plan resulted in the recognition of EUR 1,361 thousand of expense from replacement awards and EUR 20,116 thousand of expense from new awards.

AFRICA INTERNET HOLDING GMBH AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2017

7      Property, Plant and Equipment

Movements in the carrying amount of property, plant and equipment were as follows:

In thousands of EUR	Buildings	Technical equipment and machinery	Transportation equipment, office equipment, plant and other equipment	Total
Cost
Balance as of January 1, 2017	778	688	6,267	7,733

Additions	344	323	1,482	2,149
Disposals	—	(24)	(270)	(294)
Effect of translation	(125)	(126)	(1,150)	(1,401)
Write-off		(5)	(88)	(93)
Reclassification	—	(0)	98	98

Balance as of December 31, 2017	997	856	6,339	8,192

Accumulated depreciation
Balance as of January 1, 2017	(459)	(338)	(3,536)	(4,333)

Depreciation charge	(167)	(160)	(1,022)	(1,349)
Accumulated depreciation on disposals	—	1	65	66
Effects of translation	84	60	591	735
Write-off	—	5	88	93
Reclassification	—	15	(44)	(29)

Balance as of December 31, 2017	(542)	(417)	(3,858)	(4,817)

Carrying amount as of December 31, 2017	455	439	2,481	3,375

8      Intangible assets

Movements in the carrying amount of intangibles were as follows:

In thousands of EUR	Total
Cost
Balance as of January 1, 2017	1,356

Additions	103
Effect of translation	(5)
Reclassification	(98)

Balance as of December 31, 2017	1,356

Accumulated amortization
Balance as of January 1, 2017	(628)

Amortization charge	(288)
Effects of translation	1
Reclassification	30

Balance as of December 31, 2017	(885)

Carrying amount as of December 31, 2017	471

AFRICA INTERNET HOLDING GMBH AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2017

Intangible assets relate mainly to acquired software.

9      Inventories

Inventories are comprised of the following:

In thousands of EUR	As of December 31, 2017
Merchandise available for sale	10,864
Less: Provision for slow moving and obsolete inventories	(1,435)

Total Inventories	9,429

Provision for slow moving and obsolete inventories

The movement in the provision for inventories is as follows:

In thousands of EUR
Balance as of January 1, 2017	900

Additions	1,273
Reversal	(189)
Use of provision	(411)
Effect of translation	(138)

Balance as of December 31, 2017	1,435

10    Trade and other receivables

Trade and other receivables is comprised of the following:

In thousands of EUR	Note	As of December 31, 2017
Advances to suppliers		1,659
Thereof to related parties	24	28
Trade notes and accounts receivable		14,349
Thereof to related parties	24	3,825
Less: Allowance for impairment of trade notes and accounts receivable		(3,221)
Thereof to related parties	24	(143)
Unbilled revenues		2,255
Receivables from disposal of assets		219
Accrued marketplace revenue		812
Other receivables - current		3,637
Thereof to related parties	24	772
Loans receivable		250
Less: Allowance for impairment of loan and other receivables		(385)
Thereof to related parties	24	(142)

Net Trade and Other Receivables		19,575

AFRICA INTERNET HOLDING GMBH AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2017

Allowance for impairment of trade notes and accounts receivable

The ageing analysis of trade receivables is as follows:

In thousands of EUR					Past due but not impaired
As of December 31, 2017	Total net	Total gross	Total impairment	Neither past due nor impaired	< 30 days	30 - 90 days	90 - 180 days	> 180 days
	11,128	14,349	(3,221)	1,893	8,531	704

See note 25 for disclosure of how the Group manages and measures credit quality of trade receivables that are neither past due nor impaired.

11    Prepaid expense and other current assets

The prepaid expense and other current assets are comprised primarily of prepaid rent, insurance and other goods and services.

12    Share capital and other reserves

The total authorized number of ordinary shares is 132,623 shares as at December 31, 2017 with a par value of EUR 1.00 per share. All issued ordinary shares are fully paid. Each ordinary share carries one vote.

In 2017, the EUR 120,000 thousand issued share capital is composed as follows: EUR 33,348 thousand by MTN, EUR 25,008 thousand by Atlas Countries Support (“Orange”), EUR 20,006 thousand by AXA Group PLC, EUR 16,668 thousand by CDC Group, EUR 11,628 thousand by ELQ Investors II Limited (“Goldman Sachs”), EUR 8,340 thousand by Rocket Internet SE and EUR 5,002 thousand by AXA Africa Holding.

The total composition of the capital as of December 31, 2017 is summarized as follows:

In millions of EUR	Share capital	Share premium	To be paid
MTN	0.036	243	60
Millicom	0.025	70	—
Rocket	0.028	45	15
AEH New Africa eCommerce I GmbH	0.012	110	—
Chelsea Wharf Holding Sarl	0.007	68	—
AXA Africa Holding	0.008	30	45
Orange	0.008	30	45
CDC Group	0.005	20	30
Goldman Sachs	0.004	14	21

Total as of December 31, 2017	0.133	630	216

13    Share-based compensation

2012 Call-Option Plan – the previous agreements

As from 2012, eligible employees of the Company and its subsidiaries were provided with the opportunity to invest indirectly in the equity instruments of a subsidiary of the Company, via a trustee company holding the equity instruments (“Original Trust Interest”).

AFRICA INTERNET HOLDING GMBH AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2017

Share-based payment awards were directly tied to the value of the local subsidiaries. The fair value of share-based payment awards made relate to equity instruments of AIH and its subsidiaries. In relation to employees’ share investments, the employee and the Company entered into an angel agreement containing certain obligations regarding vesting rights which relate to the indirect share interest holding of the employee in the partnership. Accordingly, the grant date was established no later than the date of the last signature of these agreements since both parties had explicitly agreed to the arrangement as of this date.

For most participants, the start of the vesting period was on an earlier date than the grant date. In this case, expense was recognized based on an estimated grant date fair value until the grant date fair value was determined. The expense was recognized over the period that services were received. The awards included graded-vesting features. The awards had a vesting period of 36 or 48 months. The first tranche vested after 6-months, while the remaining awards vested in equal instalments on a quarterly basis over the vesting period.

The plan remained active until June 30, 2017.

Option Program 2016 – the new agreements

In 2017, a new equity-settled share-based payment plan was adopted, which replaced the eligible awards in the plan rolled out in 2012 and gives out new awards to current employees. The new plan took effect from July 1, 2017.

Under the new share-based payment plan, there are two types of awards: option and participation.

Participation awards represent a new partnership interest and capital participation in the Jumia UG & Co. which effectively holds the entire business of the Group. These awards (“Jumia Trust Interest”) are only given to selected participants to replace their previous indirect share interest holding (“Original Trust Interest”). The previous agreement was modified so that the original Trustee (“Bambino 53. V V UG”) ceased to exist and all converted Trust Interests are transferred to the new Trustee (“Juwel. 179 V V UG”). All participation awards vest in full at the grant date.

Option awards are a call-option contract on equity instruments of Jumia UG & Co. which can be exercised in the future to obtain participation in Jumia UG & Co. The call-option agreement includes 2 groups of call-options:

Privileged group: awards which vest in full at the grant date.

Ordinary group: awards with 4 alternative vesting conditions:

-	Alternative 1: vest in full after a cliff period, generally from 9 to 18 months.

-	Alternative 2: vest in full once either the Holding or Supported Enterprises reach Profitability.

-	Alternative 3: vest in full one year after an Exit.

-	Alternative 4: vest in full when the value of the Holding reaches a target at the Exit date.

A group of participation awards and privileged option awards were accounted for as replacement to the discontinued 2012 Call-Option plan. In case of replacement, the number of awards granted was determined based on the estimated fair value of the Original Trust Interest in each individual subholding and the estimated fair value of Jumia UG & Co.

AFRICA INTERNET HOLDING GMBH AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2017

Any Original Trust Interest which was not replaced by one of these awards in the new Option Program 2016 was cancelled and all previously unrecognized expense has been recognized in 2017.

Share-based payment awards	Number of awards	Weighted average remaining life (years)	Weighted average exercise price (euro)	Weighted average fair value (euro)
Number of unvested awards outstanding at the beginning of the period	5,436	5.8	1.0	1,719.7
Granted during the period	784,556	2.0	2.1	85.7
Granted as a replacement during the period	48,863	1.1	3.2	68.1
Replaced during the period	(4,763)	—	1.0	1,307.9
Cancelled during the period	(263)	—	1.0	185.9
Vested during the period	(232,238)	1.4	2.2	82.6

Number of unvested awards outstanding at the end of the period	601,591	2.1	1.9	83.3
Number of vested awards outstanding at the beginning of the period	9,071	5.8	1.0	2,162.7
Replaced during the period	(7,830)	—	1.0	2,097.5
Vested during the period	232,238	1.4	2.2	82.6

Number of vested awards outstanding at the end of the period	233,479	1.4	2.2	82.6

Awards in the new Option Program 2016:

The fair values of the call options derived from the Black-Scholes-Merton model using the fair value of the Group’s equity instruments estimated using the income approach under which the fair value is estimated based on cash flows expected to be generated in the future based on revenue and gross merchandise value (GMV).

The following inputs to the option valuation model were used:

Year ended December 31, 2017
Fair value of share	EUR 98.71
Exercise price	EUR 1, EUR 15 or EUR 37
Risk-free interest rate(i)	1.25%
Expected dividend yield(ii)	0%
Expected life (years)(iii)	1.5 years
Expected volatility(iv)	44.1%

(i)	Risk-free interest rate is based on Svensson model—long term German government stripped to 30 years.
(ii)	Expected dividend yield is assumed to be 0% based on the fact that the Group has no history or expectation of paying a dividend
(iii)	Expected life of share options is based on the average between the vesting period and the contractual term for each grant.
(iv)	Expected volatility is assumed based on the historical volatility of the Group’s comparable companies in the period equal to the expected life of each grant

In 2017, a total of 833,419 awards have been granted. The total share-based payment expense recognized as personnel expense during the year amounted to EUR 26,258 thousand.

AFRICA INTERNET HOLDING GMBH AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2017

14    Trade and other payables

Trade and other payables is comprised of the following:

In thousands of EUR	Note	As of December 31, 2017
Trade payables and outstanding invoices		15,370
Thereof related parties	24	557
Invoices not yet received		14,974
Accrued employee benefit costs		6,753
Sundry accruals		7,503

Trade and other payables		44,600

Sundry accruals relate principally to consultancy, legal, marketing, IT and logistics services.

Terms and conditions of the above financial liabilities:

•	Trade payables are non-interest bearing and are normally settled on 0-90-day terms

•	Other payables are non-interest bearing and have an average term of 1-2 months

•	For terms and conditions with related parties, refer to note 24

For explanations on the Group’s credit risk management processes, refer to note 25.

15    Other tax payable

Other tax payable relates to Value Added Taxes amounting to EUR 2,151 thousand and Withholding Tax amounting to EUR 5,477 thousand.

16    Provisions

Movements in provisions for liabilities and other charges are as follows:

In thousands of EUR	Tax risks	Provision for other expenses	Total
Carrying amount as of January 1, 2017	265	795	1,060

Additional provisions	6,988	552	7,540
Reversal	(518)	(117)	(635)
Use of provision	(10,716)	21,088	10,372
Reclassification*	7,550	(10)	7,540
Exchange differences	(142)	(75)	(217)

Carrying amount as of December 31, 2017	3,427	22,233	25,660

*

During the year 2017, the Group revised its obligation of tax liabilities and subsequently tax liability classification. Since the settlement of these tax obligations is now considered to be uncertain, the Group reclassified the related obligation from tax payables to provision for tax risk.

Tax risk provision includes the uncertain tax position and provisions related to income tax for EUR 10,716 thousand, tax audit for EUR 8,893 thousand, provision for other taxes related to VAT for EUR 5,250 thousand.

AFRICA INTERNET HOLDING GMBH AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2017

Provision for other expense mainly includes restructuring provision of EUR 315 thousand, the provision for lost/damaged marketplace and consignment goods of EUR 241 thousand, and various litigation and penalty provisions of EUR 245 thousand.

17    Revenue

Revenue is comprised of the following:

In thousands of EUR	For the year ended December 31, 2017
Sales of goods	68,205
Commissions	11,512
Fulfillment	6,297
Marketing	1,716
Other revenue	6,306

Total Revenue	94,036

18    Fulfillment expense

Fulfillment expense is comprised of the following:

In thousands of EUR	For the year ended December 31, 2017
Freight and shipping expense	15,140
Employee benefits expense	15,970
Warehouse handling expense	2,003
Warehouse other expense	923
Other	400

Total Fulfilment Expense	34,436

19    Sales and Advertising Expense

Sales and Advertising Expense is comprised of the following:

In thousands of EUR	For the year ended December 31, 2017
Advertising & Marketing expense	29,739
Employee benefits expense	5,125
Fees and commissions to sales consultants	3,062

Total Sales and Advertising Expense	37,926

AFRICA INTERNET HOLDING GMBH AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2017

20    Technology and Content

Technology and Content expense is comprised of the following:

In thousands of EUR	For the year ended December 31, 2017
Employee benefits expense	10,930
IT maintenance and infrastructure expense	9,656

Total Technology and Content Expense	20,586

21    General and Administrative Expense

General and Administrative Expense is comprised of the following:

In thousands of EUR	For the year ended December 31, 2017
Employee benefits expense	51,273
Professional fees	5,257
Withholding Tax and other taxes	4,615
Provision on tax risk	6,470
Office and infrastructure	4,274
Travel and entertainment	3,171
Rental expense	3,989
Depreciation and amortisation	1,637
Bad debt expense/ (Reversal)	3,270
General sub-contracts	2,214
Bank fees & payment cost	1,699
Other	1,181

Total General and Administrative Expense	89,050

Employee benefits expense includes share options granted to eligible employees of EUR 26,258 thousand.

22    Finance Income and Costs

Finance income and costs are comprised of the following:

In thousands of EUR	For the year ended December 31, 2017
Foreign exchange gain	1,978
Interest and similar income	304

Total Finance Income	2,282

Foreign exchange loss	1,406
Interest and similar expense	62
Other	49

Total Finance Costs	1,517

AFRICA INTERNET HOLDING GMBH AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2017

23    Income tax

Below is the reconciliation of tax expense and the accounting profit for 2017.

In thousands of EUR	For the year ended December 31, 2017
Loss before tax	(153,902)
Statutory tax rate	28.34%

Expected income tax benefit	43,615

Non deductible expense	(29,513)
Non taxable income	344
Deferred tax asset not recognized	(25,909)
Deferred tax asset recognized	7

Income tax expense	(11,456)

Effective tax rate	7.44%

Income tax expense is comprised of the following:

In thousands of EUR	For the year ended December 31, 2017
Current tax	(11,463)
Deferred tax	7

Income tax expense for the year	(11,456)

The deferred tax asset and current tax payables were as follows.

In thousands of EUR	As of December 31, 2017
Deferred tax asset	182
Current tax payables	(117)

Total tax	65

Tax losses available for offsetting against future taxable profits, and for which no deferred tax assets were recognized, were as follows:

In thousands of EUR			As of December 31, 2017
Country	Duration	Rate	Accumulated tax loss gross
Germany	Infinite	30.18%	—
Morocco	4 years	30.00%	(20,569)
Egypt	5 years	22.50%	(17,693)
Nigeria	5 years	30.00%	(82,049)
South Africa	Infinite	28.00%	(23,050)
Kenya	10 Years	30.00%	(28,594)
Ivory Coast	5 years	25.00%	(18,298)
Tanzania	Infinite	30.00%	(6,578)
Ghana	3 years	25.00%	(4,791)
Other	N/A	30.84%	(45,119)

Total			(246,741)

AFRICA INTERNET HOLDING GMBH AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2017

Deferred tax assets have not been recognized in respect of these losses as they may not be used to offset taxable profits elsewhere in the Group, they have arisen in subsidiaries that have been loss- making for some time, and there are no other tax planning opportunities or other evidence of recoverability in the near future.

24    Transactions and balances with related parties

Terms and conditions of transactions with related parties

The following is a description of related party transactions we have entered into since January 1, 2016, with any members of our supervisory or management board, executive officers or holders of more than 10% of any class of our voting securities.

Transactions with Rocket Internet

In 2012, our subsidiary AIH General Merchandise Nigeria UG & Co. KG (“AIH GM Nigeria”) and an affiliate of Rocket Internet SE, Emerging Markets Asia eCommerce Holding GmbH (“EMA eCommerce”), entered into a loan agreement for €606,000. On December 21, 2012, EMA eCommerce assigned the loan to Rocket Internet SE. The loan was payable on demand and had an interest rate of 0.5% per annum. In 2017, the loan was derecognized. The balance as of December 31, 2016 was EUR 611 thousand.

We provided certain IT, marketing and other services to a number of companies affiliated with Rocket Internet SE. We invoiced total amounts of EUR 2.4 million in 2017 for such services.

We received certain IT, marketing and other services from a number of companies affiliated with Rocket Internet SE. We were charged a total EUR 1 million in 2017 for such services.

Transactions with Shareholders

In the ordinary course of business, we regularly enter into transactions with some of our shareholders.

Transactions with MTN

We engage in a number of initiatives with affiliates of our shareholder Mobile Telephone Networks Holdings (Pty) Ltd. For example, consumers may pay for transactions on our platform with MTN’s mobile money. We have also set up dedicated MTN branded online stores on our platform.

Transactions with Orange

In 2016, six Orange affiliates started offering their consumers the ability to buy their mobile phones through our platform. Orange also operates mobile money platforms on which Orange consumers can pay for goods purchased on our marketplace, and Orange collects the cash to be remitted to us. Some common initiatives to promote our services have also been set up with Orange affiliates, with the aim of reducing our acquisition costs on the related markets.

In connection with the business relationships described above, we entered into a partnership agreement regarding marketplace services with Orange on March 3, 2016. The purpose of this agreement is to define the

AFRICA INTERNET HOLDING GMBH AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2017

terms and conditions pursuant to which Orange and its affiliates have access to the partnership services offered by us by showcasing Orange products for sale on our marketplace. We also entered into a mobile money partnership agreement with Orange on the same date. The purpose of this agreement is to create a non-exclusive partnership allowing our consumers to pay the goods and the services provided by our affiliates, notably on their websites, by way of the Orange Money services.

Transactions with AXA

In 2016, we entered into distribution arrangements with AXA S.A., an affiliate of our shareholder AXA Africa Holding S.A.S. According to this agreement, AXA S.A. and its affiliates have exclusivity and matching rights concerning insurance products and services we offer. In 2017, revenue from sales of AXA insurance products amounted to EUR 10 thousand. We entered into insurance agreements with AXA Africa Holding S.A.S. In 2017, we paid insurance premiums of EUR 251 thousand to AXA Africa Holding S.A.S.

Transactions with Jeremy Hodara

In October 2018, Jeremy Hodara, co-CEO and a member of our management board, sold his entire participation in Jumia Facilities to us. Jumia Facilities is a company based in Dubai, United Arab Emirates, and was incorporated by an individual local shareholder holding 51% on our behalf and Jeremy Hodara, who held the remaining 49%. The purpose of Jumia Facilities is limited to the provision of operational services to us, such as payroll and support services. According to Jumia Facilities’ memorandum of association, Jeremy Hodara was appointed managing director of the Jumia Facilities. Jumia Facilities’ operations are financed through loans granted by us. Profits and losses of the company are to be borne by us.

The remaining receivables from related parties arise mainly from the sale of IT and marketing services and are due one month after the date of sales. The receivables are unsecured in nature and bear no interest. There have been no guarantees provided or received for any related party receivables or payables.

The outstanding balances with related parties (current trade and loan receivables and payables) are as follows:

	As of December 31, 2017
In thousands of EUR	Receivables	Liabilities
Rocket Internet	783	2,516
Allowance for impairment loss related to Rocket Internet	(285)	—
MTN	217	81
Atlas Countries Support	3,585	154
AXA	5	50
Others	35	—

TOTAL	4,340	2,801

AFRICA INTERNET HOLDING GMBH AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2017

The income and expense amounts with related parties were as follows:

	For the year ended December 31, 2017
In thousands of EUR	Revenue	Expense
Rocket Internet	2,345	(992)
AXA	—	(251)
Atlas Countries Support	2,862	(3,219)
MTN	134	(708)
Others	—	(139)

TOTAL	5,341	(5,309)

25    Financial risk management objectives and policies

The Group is exposed to credit and market risks. The risks are monitored by appropriate management at each level. The Group’s financial risk activities are governed by appropriate policies and procedures, and financial risks are identified, measured and managed in accordance with the Group’s policies. The Board of Directors reviews and approves the policies for managing each of these risks, which are summarized below.

Credit risk

Credit risk is the risk that a counterparty will not meet its obligations under a financial instrument or customer contract, leading to a financial loss. The Group is exposed to credit risk from its operating activities (primarily trade receivables) and from its financing activities, including deposits with banks and financial institutions and foreign exchange transactions.

Trade receivables

The Group’s exposure to credit risk of trade receivables is primarily on transactions with corporate consumers. The Group evaluates this risk through detailed ageing analysis and also detailed analysis of the credit worthiness of the consumers. The Group follows risk control procedures to assess the credit quality of the customers taking into account their financial position, past experience and other factors. The compliance with credit limits by corporate customers is regularly monitored by management.

Sales to retail consumers are required to be settled in cash or using major credit cards, mitigating credit risk. There are no significant concentrations of credit risk, whether through exposure to Individual consumers, specific industry sectors and/or regions.

The Group considered that there is evidence of impairment if any of the following indicators are present:

•	significant financial difficulties of the debtor,

•	probability that the debtor will enter bankruptcy or financial reorganization, and

•	default or late payments.

The Group has as an allowance for uncollectible receivables of EUR 3,606 thousand as of December 31, 2017 (note 10). This represents 18% of the total trade receivables; the total exposure of the credit risk of the Group is the outstanding balance for trade receivables.

AFRICA INTERNET HOLDING GMBH AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2017

Cash deposits

Credit risk from balances with banks and financial institutions is managed by the Group’s treasury department in accordance with the Group’s policy. The Group’s maximum exposure to credit risk for the components of the statement of financial position at December 31, 2017 is the carrying amount as illustrated in cash and cash equivalents in the balance sheet. The Group believes this risk is remote and mitigated in part by spreading cash deposits across different countries and banks, by limiting the cash in local subsidiaries and maintaining the majority of the cash deposit balances in Germany. German bank accounts are secured via the deposit protection fund, which secures all bank deposits up to 20% of the liable equity of the bank.

Liquidity and capital management

The primary objective of the Group’s liquidity and capital management is to monitor the availability of cash and capital in order to support its business expansion and growth. The Group manages its liquidity and capital structure with reference to economic conditions, performance of its local operations and local regulations. Funding is managed by a central treasury department that monitors the amounts of funds to be granted according to Management and Shareholder approval. All funding follows strict operational and legal monitoring executed by the treasury and legal departments.

To manage its capital structure, the Group regularly issues capital calls towards its shareholders (note 12). The proceeds received from these capital calls are regularly used to fund the development of the operations of the Group. The Group has remaining capital commitments of EUR 216,000 thousand as of December 31, 2017. The capital calls are triggered when the Group cash balance drops below EUR 20,000 thousand.

The majority of funding is transferred to operating entities in the form of loans which are eliminated in consolidation.

As all funds come exclusively from the shareholders and there are no external borrowings, the Group mitigates the risk of interest.

Based on the cash flow forecast for 2018, the Group has sufficient liquidity as at December 31, 2017 for the next twelve months as a result of shareholder commitments.

Market risk

Market risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market prices. The Group’s market risk relates to foreign currency risks. Financial instruments affected by foreign currency risk include cash and cash equivalents, trade and other receivables and trade and other payables. The Group does not hedge its foreign currency risk.

Foreign currency risk

As the Group operates in multiple countries, the exposure to foreign currency is inherent and is part of the day to day business. The principle characteristics are summarized below:

-	Cash is held in Euros at the Group level

-	Each foreign entity is funded by Group loans, in Euros, on average every six weeks based on a detailed cash flow forecast

-	Foreign exchange risk management occurs only at the Group-level.

AFRICA INTERNET HOLDING GMBH AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2017

Foreign currency sensitivity:

The following tables demonstrate the sensitivity to a reasonably possible change in Euros and major currencies by the Group (EGP, ZAR, NGN, MAD, GHS, KSH), with all other variables held constant. The Group’s exposure to foreign currency changes for all other currencies is not material.

The Group assessed a possible change to the Nigerian Naira and Egyptian Pound to be between +/-30% and +/-15% due to valuation fluctuations in 2017 of 34% and 12% respectively. All other currencies below have been subjected to a sensitivity of +/-5%. Intercompany loans bear the majority of the Group’s foreign currency risk as they are issued and are repayable in Euro. Fluctuation of various ex-change rates in Africa and the resulting related foreign exchange gains or losses are recognized in Other Comprehensive Income.

The impacts in the major local currencies are as follows:

In thousands of EUR
Change in EGP/EUR rate		Effect on pre-tax equity	Effect on profit before tax
	30%	18,533	(225)
	(30)%	(18,533)	225
	15%	9,266	(112)
	(15)%	(9,266)	112

Change in ZAR/EUR		Effect on pre-tax equity	Effect on profit before tax
	5%	550	6
	(5)%	(550)	(6)

Change in NGN/EUR		Effect on pre-tax equity	Effect on profit before tax
	30%	37,295	21
	(30)%	(37,295)	(21)
	15%	18,648	11
	(15)%	(18,648)	(11)

Change in MAD/EUR		Effect on pre-tax equity	Effect on profit before tax
	5%	2,398	20
	(5)%	(2,398)	(20)

Change in GHS/EUR		Effect on pre-tax equity	Effect on profit before tax
	5%	569	(13)
	(5)%	(569)	13

Change in KES/EUR		Effect on pre-tax equity	Effect on profit before tax
	5%	1,794	58
	(5)%	(1,794)	(58)

AFRICA INTERNET HOLDING GMBH AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2017

26    Commitments and contingencies

Operating lease commitments — Group as lessee

The Group has entered into commercial leases of warehouses, office premises and transportation.

Future minimum lease payments under non-cancellable operating leases amount to EUR 5,309 thousand.

In thousands of EUR	<1 y	1 to 5 years	> 5 y
Operating leases	2,887	2,335	87

	2,887	2,335	87

Tax contingencies

The Group has contingent liabilities related to potential tax claims arising in the ordinary course of business.

As of December 31, 2017, there are ongoing tax audits in various countries. Some of these tax enquiries have resulted in re-assessments, whilst others are still at an early stage and no re-assessment has yet been raised. Management is required to make estimates and judgments about the ultimate outcome of these investigations or litigations in determining legal provisions. Final claims or court rulings may differ from management estimates.

As of year ended December 31, 2017, the Group has accrued for net tax provisions in the amount of EUR 24,859 thousand as a result of the assessment of potential exposures due to uncertain tax positions as well as pending and resolved matters with the relevant tax authorities (note 16).

In addition to the above tax risks, the Group may be subject to other tax claims for which the risk of future economic outflows is currently evaluated to be remote.

     American Depositary Shares

Representing      Ordinary Shares

MORGAN STANLEY	CITIGROUP	BERENBERG

Through and including             , 2019 (25 days after the commencement of this offering), all dealers that buy, sell or trade our ADSs, whether or not participating in this offering, may be required to deliver a prospectus. This delivery requirement is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 6.	Indemnification of Directors and Officers

Under German law, we may not, as a general matter, indemnify members of our management board and supervisory board. Certain limited exceptions may apply if the indemnification is in the legitimate interest of our Company. We will indemnify our management board and supervisory board members, to the extent permissible under German law, from and against any liabilities arising out of or in connection with their services to us.

We provide directors’ and officers’ liability insurance for the members of our management and supervisory boards against civil liabilities, which they may incur in connection with their activities on behalf of our company. We intend to expand our insurance coverage against such liabilities, including by providing for coverage against liabilities under the Securities Act.

In the underwriting agreement, the form of which is filed as Exhibit 1.1 to this registration statement, the underwriters will agree to indemnify, under certain conditions, us, the members of our supervisory board, management board and persons who control our company within the meaning of the Securities Act, against certain liabilities, but only to the extent that such liabilities are caused by information relating to the underwriters furnished to us in writing expressly for use in this registration statement and certain other disclosure documents.

Item 7.	Recent Sales of Unregistered Securities

During the past three years, we have issued and sold the following securities without registering the securities under the Securities Act. We believe that each of the following issuances was exempt from registration pursuant to Section 4(2) of the Securities Act, regarding transactions not involving a public offering, or in reliance on Regulation S under the Securities Act regarding sales by an issuer in offshore transactions. None of the transactions involved an underwriter.

Purchaser(s)	Date of Sale or Issuance	Title and Total Number of Securities Issued	Total Consideration (in € millions)
Rocket Internet SE Rocket Internet Capital Partners SCS Rocket Internet Capital Partners (Euro) SCS Mobile Telephone Networks Holdings (Pty) Ltd	March 20, 2016	11,538 ordinary shares	€75.0
Rocket Internet SE Mobile Telephone Networks Holdings (Pty) Ltd	March 20, 2016	13,394 ordinary shares	€125.0
ELQ Investors II Limited(1)	May 13, 2016	3,738 ordinary shares	€35.0
AXA Africa Holding S.A.S. Atlas Countries Support	May 18, 2016	8,036 ordinary shares	€75.0
CDC Group PLC	June 21, 2016	5,358 ordinary shares	€50.0
AEH New Africa eCommerce GmbH Chelsea Wharf Holdings S.à.r.l.	July 17, 2016	19,057 ordinary shares	€177.9

(1)

In addition to the shares issued as listed above, we agreed to provide an option to ELQ Investors II Limited to increase the registered share capital, at once or in several transactions, up to a total of twelve shares. Between 2016 and the date of this prospectus, all twelve additional shares have been issued.

Item 8.	Exhibits and Financial Statement Schedule

The exhibits listed in the exhibit index, appearing elsewhere in this registration statement, have been filed as a part of this registration statement.

All schedules have been omitted since they are not required or are not applicable or the required information is shown in the audited consolidated financial statements or notes thereto.

Item 9.	Undertakings

(1) The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

(2) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described under Item 6 above, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted against the registrant by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

(3) The undersigned registrant hereby undertakes that:

(a) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b) (1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(b) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

EXHIBIT INDEX

Exhibit Number	Description of Exhibit

1.1*	Form of Underwriting Agreement

3.1*	Articles of Association of the Registrant

3.2*	Rules of Procedure of the Supervisory Board of the Registrant

3.3*	Rules of Procedure of the Management Board of the Registrant

4.1*	Form of Deposit Agreement between the Registrant, the depositary and holders of American Depositary Shares evidenced by American Depositary receipts issued thereunder

4.2*	Form of American Depositary Receipt evidencing American Depositary Shares (included in Exhibit 4.1)

4.3*	Registration Rights Agreement, dated , by and among the Registrant and the parties listed therein

5.1*	Opinion of Sullivan & Cromwell LLP regarding the validity of ordinary shares

8.1*	Opinion of Sullivan & Cromwell LLP as to U.S. tax matters

8.2*	Opinion of Sullivan & Cromwell LLP as to German tax matters

21.1*	List of Significant Subsidiaries

23.1*	Consent of Ernst & Young, Société anonyme

23.2*	Consent of Sullivan & Cromwell LLP (included in Exhibits 5.1, 8.1 and 8.2)

24.1*	Powers of Attorney (included on signature page to the registration statement)

*	To be filed by amendment.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Berlin, the Federal Republic of Germany on                         ,             .

Jumia Group AG

By
	Name:	Jeremy Hodara
	Title:	Co-Chief Executive Officer and Member of the Management Board

Jumia Group AG

By
	Name:	Sacha Poignonnec
	Title:	Co-Chief Executive Officer and Member of the Management Board

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below does hereby constitute and appoint Jeremy Hodara and Sacha Poignonnec, and each of them, as his or her true and lawful attorneys-in-fact and agents, each with the full power of substitution and re-substitution, for and in such person’s name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement and sign any registration statement for the same offering covered by the registration statement that is to be effective upon filing pursuant to Rule 462(b) promulgated under the Securities Act of 1933, as amended, and all post-effective amendments thereto, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their or his substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

Jeremy Hodara	Co-Chief Executive Officer and Member of the Management Board	,

Sacha Poignonnec	Co-Chief Executive Officer and Member of the Management Board	,

Antoine Maillet-Mezeray	Controller / Principal Accounting Officer	,

SIGNATURE OF AUTHORIZED REPRESENTATIVE IN THE UNITED STATES

Pursuant to the Securities Act of 1933, as amended, the undersigned, the duly appointed representative in the United States of Jumia Group AG has signed this registration statement or amendment thereto in the city of                                             , State of                      on                     ,             .

Puglisi & Associates

By:
Name:
Title: